

Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

10 May 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Attn: Mr Elliot Staffin

BEST AVAILABLE COPY

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 3 April 2007 till 30 April 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

BEST AVAILABLE COPY

Encs

5/31

S:\Sec\ADR\2007\Lt to ADR doc



List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited's associated company, Orchard Turn Residential Development Pte Ltd – "The Orchard Residences' Phase One comprising 98 units Fully Sold"	3 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Increase in issued and paid-up share capital of CapitaLand China Holdings Pte Ltd"	3 Apr 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand acquires Shanghai residential site for development into 200 homes"	5 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Subscription of additional shares in Satyam Mall Management Company Private Limited"	5 Apr 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Grand Dynasty Holdings Limited"	5 Apr 2007	SGX-ST Listing Manual
Announcement by Ascott Residence Trust Management Limited – "Completion of (A) 100 percent interest in Somerset Azabu East, Tokyo; and (B) The remaining 60 percent interest in Somerset Roppongi, Tokyo"	5 Apr 2007	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand launches The Seafront on Meyer"	9 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of CapitaLand Commercial Project Management Pte Ltd"	12 Apr 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Date of release of First Quarter 2007 financial results"	13 Apr 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail XinCheng (Beijing) Project Management Consulting Co., Ltd"	13 Apr 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Completion of the divestment of Temasek Tower"	16 Apr 2007	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Establishment of S$1,000,000,000 Multicurrency Medium Term Note Programme"	16 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand AIM Pte. Ltd."	18 Apr 2007	SGX-ST Listing Manual
Press release by Australand – "Australand Appoints New Managing Director"	19 Apr 2007	For Public Relations Purposes



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcements by Australand – "(A) 2007 Annual General Meeting - Chairman's Address; (B) 2007 Annual General Meeting - Managing Director's Address; and (C) Annual and General Meetings outcome of resolutions put to the meetings"	19 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Shanghai CapitaLand Property Management Co., Ltd."	19 Apr 2007	SGX-ST Listing Manual
Announcements by CapitaLand Limited – "Increase in issued and paid-up share capital of CapitaLand (Vietnam) Holdings Pte. Ltd."	19 Apr 2007	SGX-ST Listing Manual
Announcement and news release by CapitaRetail China Trust Management Limited - (A) 2007 First Quarter Unaudited Financial Statement and Distribution Announcement; and (B) CRCT's First Quarter 2007 Income available for distribution exceeds forecast by 9.5%"	19 Apr 2007	For Public Relations Purposes
Announcement and news release by CapitaMall Trust Management Limited – "Acquisition of CapitaRetail Singapore's Portfolio"	20 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Redemption of preference shares by Ankerite Pte. Ltd."	20 Apr 2007	SGX-ST Listing Manual
Announcements and news release by CapitaMall Trust Management Limited – "(A) 2007 First Quarter Unaudited Financial Statement and Distribution Announcement; (B) CMT Achieves Over 10% Higher First Quarter 2007 Distribution per Unit; and (C) Notice of Books Closure and Distribution Payment Date"	20 Apr 2007	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Proposed first issue of S$210 million 3-year fixed/floating rate notes under The Ascott Capital Pte Ltd's S$1 billion multicurrency medium term note programme"	23 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Subscription of additional shares in Quill Realty Sdn. Bhd."	23 Apr 2007	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Quill Capita Trust - Condensed consolidated income statement for the quarter ended 31 March 2007 (unaudited)"	23 Apr 2007	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited – "(A) Unaudited results for the period ended 31 March 2007; and (B) ART achieves S$8 million net distributable income for 1Q 2007, 10 percent above forecast"	23 Apr 2007	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited – "(A) 2007 First Quarter Unaudited Financial Statement Announcement; and (B) CCT achieved 22.7% DPU Growth for 1Q 2007"	25 Apr 2007	For Public Relations Purposes



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Joint news release by CapitaCommercial Trust Management Limited and CapitaMall Trust Management Limited – "Raffles City adds 41,000 sq ft of Retail Space in Phase 1 Asset Enhancement Works"	25 Apr 2007	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "(A) Unaudited results for the period ended 31 March 2007; and (B) Ascott's 1Q 2007 profit from operations more than doubled"	26 Apr 2007	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Launch of The Ascott Residence (China) Incubator Fund"	26 Apr 2007	For Public Relations Purposes
News release by CapitaLand Limited - "CapitaLand signs MOU with Eurasia Logistics, a major Russian logistics property developer"	26 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "CapitaLand AGM – Presentation by Mr Liew Mun Leong, President & CEO of CapitaLand"	27 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Adjustment to the conversion price of CapitaLand Limited's S$430,000,000 2.10 per cent. convertible bonds due 2016"	27 Apr 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Results of the Annual General Meeting and the Extraordinary General Meeting held on 27 April 2007"	27 Apr 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Clarification on Press Reports"	27 Apr 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "2007 1st Quarter Financial Statements Announcement"	27 Apr 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand achieves 1Q2007 record profit of S$608 million, more than 4 times higher than 1Q2006"	27 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides – CapitaLand 1Q 2007 results"	27 Apr 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "The Ascott Group Limited's announcement regarding the Compulsory Acquisition of The Masters Golf & Country Club Land by the Guangzhou Land Office"	30 Apr 2007	SGX-ST Listing Manual

S:\Sec\ADR\2007\Apr 2007.doc

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Apr-2007 07:20:01
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - (A) Unaudited results for the period ended 31 March 2007; and (B) Ascott's 1Q 2007 profit from operations more than doubled
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.
Attachments:	**Total size = 0** **(2048K size limit recommended)**

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THE
ASCOTT
GROUP

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE PERIOD
ENDED 31 MARCH 2007
TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 1Q 2007 S$'000	GROUP 1Q 2006* S$'000	Better/ (Worse) % +/-
Revenue	A.1	95,078	106,540	-11%
Cost of sales		(70,853)	(74,986)	6%
Gross profit	A.1	24,225	31,554	-23%
Other operating income		480	559	-14%
Administrative expenses	A.2	(13,246)	(11,568)	-15%
Other operating expenses		(229)	(138)	-66%
Profit from operations		11,230	20,407	-45%
Share of results of associates and jointly controlled entities	A.3	2,382	(2,922)	182%
Comprising:				
Operating results		*1,268*	*(2,113)*	*160%*
Non-operating results		*1,923*	*(696)*	*376%*
Taxation		*(809)*	*(113)*	*-616%*
Non-operating income	A.4	3,995	41,243	-90%
Foreign exchange loss		(276)	(534)	48%
Interest income		2,625	2,615	0%
Finance costs	A.5	(9,542)	(13,946)	32%
Profit before taxation	A.6	10,414	46,863	-78%
Taxation	A.7	51	(2,705)	102%
Net profit for the period		10,465	44,158	-76%
Attributable to:				
Shareholders		9,701	42,321	-77%
Minority interests		764	1,837	58%
		10,465	44,158	-76%

* – The 1Q 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

1(a)(ii) Explanatory Notes to Income Statement

The results of the Group for 1Q 2007 included the effects of the following event:

1. The Group entered into an agreement to divest its serviced residence, Somerset Chancellor Court, to Ascott Residence Trust ("ART") through the sale of its 60% equity interest in East Australia Trading Company (S) Pte Ltd ("EATCS") for a consideration of US$14.3 million (approximately S$22.0 million). EATCS owns the serviced residence through its 67% equity interest in Saigon Office and Serviced Apartment Company Limited. The transaction was completed in March 2007 and after taking into account the associated costs of disposal, the Group realised a net gain of approximately S$3.5 million from the transaction.

A.1 Revenue and Gross profit

Revenue

Revenue for 1Q 2007 of S$95.1 million decreased by 11% over that of 1Q 2006. The decrease was mainly due to the deconsolidation of revenue from properties divested in 2006 ("2006 divestments"). This decrease was partially mitigated by higher revenue recorded by the Group's serviced residences in Europe, which saw an increase of 15% to S$53 million in 1Q 2007 from S$46 million in 1Q 2006. On a same store basis, i.e. excluding the revenue of the 2006 divestments, the revenue for 1Q 2007 would have increased by 25% over 1Q 2006.

This increase of 25% as mentioned above was underpinned by a strong overall revenue per available apartment unit ("REVPAU") growth to S$124 in 1Q 2007 from S$109 in 1Q 2006 on a same store basis. The Group's serviced residence operations in majority of the geographical regions achieved double digit REVPAU increases during the quarter.

Gross profit

The gross profit for 1Q 2007 of S$24.2 million has also similarly decreased by 23% over 1Q 2006 due to the 2006 divestments. Most of the new properties acquired are still under incubation. Excluding the gross profit of the 2006 divestments, the gross profit for 1Q 2007 would have increased by 39% on a same store basis.

A.2 Administrative expenses

The higher administrative expenses in 1Q 2007, as compared to 1Q 2006, were mainly due to higher staff related costs as a result of higher fair values in equity-related compensation and an increase in headcount. This was partially mitigated by the deconsolidation of administrative expenses associated with the 2006 divestments.

A.3 Share of results of associates and jointly controlled entities

	GROUP		Better/ (Worse)
	1Q 2007 S$'000	1Q 2006 S$'000	% +/-
The Group's share of results of :			
Associates:	3,468	252	n.m.
Comprising:			
- Operating results (1)	*2,449*	*365*	*571%*
- Non-operating results (2)	*1,781*	*-*	*n.m.*
- Taxation	*(762)*	*(113)*	*-574%*
Jointly controlled entities:	(1,086)	(3,174)	66%
Comprising:			
- Operating results (3)	*(1,181)*	*(2,478)*	*52%*
- Non-operating results (4)	*142*	*(696)*	*120%*
- Taxation	*(47)*	*-*	*n.m.*
Total share of results	2,382	(2,922)	182%

n.m – Not meaningful

Associates

(1) In 1Q 2007, the increase in the Group's operating results in associates was due mainly to the equity accounting of the Group's share of ART's operating results.

(2) In 1Q 2007, the Group's non-operating results in associates mainly related to its share of increases in market values of investment properties held by its associates.

Jointly controlled entities

(3) In 1Q 2007, the Group recorded a lower share of operating loss in 1Q 2007 as compared with 1Q 2006. This decrease largely pertained to jointly controlled entities in London. Shareholder's loans were extended to these jointly controlled entities and interest income earned on these loans amounted to S$1.7 million, which has been separately reflected under "Interest Income". If taken together, the Group's share of results from jointly controlled entities was positive at S$0.5 million. This was an improvement over the net loss of S$0.1 million in 1Q 2006.

(4) In 1Q 2007, the Group's non-operating results in jointly controlled entities related to the net portfolio gain of S$0.1 million on the disposal of Thonglor units in Thailand. In 1Q 2006, the net portfolio loss related to the loss on disposal of Somerset Roland Garden previously held under a jointly controlled entity in UK.

A.4 Non-operating Income

In 1Q 2007, the non-operating income related to net portfolio gain of S$3.5 million arising from the Group's disposal of Somerset Chancellor Court to ART through the sale of its 60% equity interest in EATCS as well as net gain of S$0.5 million from the sale of an operating lease in Australia.

In 1Q 2006, the non-operating income related mainly to the portfolio gains from the Group's divestment of 12 serviced residences to ART in March 2006.

A.5 Finance costs

The lower finance costs in 1Q 2007, as compared to 1Q 2006, was mainly due to the deconsolidation of finance costs associated with the 2006 divestments.

A.6 Profit before taxation includes the following significant items:

	GROUP		Better/ (Worse)
	1Q 2007 S$'000	1Q 2006 S$'000	% +/-
Depreciation and amortisation	(5,842)	(7,618)	23%
Staff costs	(30,469)	(27,846)	-9%
Operating lease rental	(15,918)	(15,791)	-1%

A.7 Taxation

The tax credit in 1Q 2007, as compared to the tax expense in 1Q 2006, was mainly due to the Group's utilisation of available tax credits against profits in certain tax jurisdictions, as well as the deconsolidation of taxation associated with the 2006 divestments.

A.8 Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):

	GROUP		Better / (Worse)
	1Q 2007 S$'000	1Q 2006 S$'000	% +/-
Profit before taxation	10,414	46,863	-78%
Add:			
Finance costs *(A.5)*	9,542	13,946	32%
Group EBIT	19,956	60,809	-67%
Add:			
Depreciation and amortisation *(A.6)*	5,842	7,618	23%
Group EBITDA	25,798	68,427	-62%
Add:			
Share of taxation of associates and jointly controlled entities *(A.3)*	809	113	-616%
Less:			
Share of non-operating results of associates and jointly controlled entities *(A.3)*	(1,923)	696	376%
Non-operating income *(A.4)*	(3,995)	(41,243)	-90%
Net portfolio gain	(5,918)	(40,547)	-85%
Operating EBITDA	20,689	27,993	-26%

1(b)(i) **BALANCE SHEET**

	Note	GROUP 31/03/2007 S$'000	GROUP 31/12/2006* S$'000	COMPANY 31/03/2007 S$'000	COMPANY 31/12/2006 S$'000
Non-Current Assets					
Property, plant and equipment	1(b)(ii)	1,359,269	1,370,236	2	2
Intangible assets		24,032	24,084	-	-
Investment properties		47,909	48,681	-	-
Properties under development	1(b)(iii)	123,362	121,387	-	-
Interest in subsidiaries		-	-	258,682	258,671
Interest in associates and jointly controlled entities	1(b)(iv)	301,767	236,892	245,935	191,094
Long term receivables		1,705	1,569	-	-
Other financial assets		2,840	2,866	-	26
Deferred tax assets		20,735	21,153	-	-
		1,881,619	1,826,868	504,619	449,793
Current Assets					
Properties held for sale		9,344	9,230	-	-
Inventories		304	356	-	-
Trade receivables		39,724	42,382	98	71
Other receivables		174,663	169,108	71,721	74,286
Cash and bank balances	1(b)(v)	198,380	274,481	362	211
		422,415	495,557	72,181	74,568
Total Assets		2,304,034	2,322,425	576,800	524,361
Equity attributable to equity holders of the Parent					
Share capital		266,445	264,367	266,445	264,367
Reserves		804,073	809,156	183,614	182,139
Shareholders' Equity		1,070,518	1,073,523	450,059	446,506
Minority interests	1(b)(vi)	38,249	58,414	-	-
Total Equity		1,108,767	1,131,937	450,059	446,506
Non-Current Liabilities					
Financial liabilities	1(b)(vii)	536,885	493,630	-	-
Amount due to minority shareholders of subsidiaries		750	3,905	-	-
Deferred income		7,739	7,811	-	-
Deferred tax liabilities		14,860	22,149	883	883
		560,234	527,495	883	883
Current Liabilities					
Trade payables		32,144	48,432	106	308
Other payables		181,808	157,459	121,909	73,183
Financial liabilities	1(b)(vii)	345,264	381,202	-	-
Current tax payable		75,817	75,900	3,843	3,481
		635,033	662,993	125,858	76,972
Total Liabilities		1,195,267	1,190,488	126,741	77,855
Total Equity and Liabilities		2,304,034	2,322,425	576,800	524,361

* - The Group balance sheet as at 31 December 2006 has been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

1(b)(ii) Group's property, plant and equipment

The decrease in the Group's property, plant and equipment was due mainly to the Group's disposal of its serviced residences property, Somerset Chancellor Court, to ART through the sale of its 60% equity interest in EATCS in 1Q 2007. This was partially offset by the Group's investment in new serviced residences properties, mainly in China, during the quarter.

1(b)(iii) Group's properties under development

Included in properties under development is the carrying value of Hotel Asia. On 21 February 2007, the Group entered into a conditional sale and purchase agreement with an unrelated party to sell Hotel Asia located at Scotts Road in Singapore for a total cash consideration of S$147 million. After taking into consideration the associated costs of disposal, the Group is expected to realise a net gain of approximately S$22.2 million from the transaction. The transaction is expected to be completed in 3Q 2007.

1(b)(iv) Group's interest in associates and jointly controlled entities

The increase in the Group's interest in associates and jointly controlled entities was mainly due to the Group's additional investment in ART during this quarter arising from its acceptance of ART's preferential offering and subscription to ART's private placement in March 2007 to maintain its unit holding in percentage terms.

1(b)(v) Group's cash and bank balances

The decrease in the Group's cash and bank balances was due mainly to the cash outflow for new investments in 1Q 2007.

1(b)(vi) Group's minority interest

The decrease in the Group's minority interest was due mainly to the deconsolidation of 40% minority interest in EATCS upon the Group's divestment of EATCS.

1(b)(vii) Group borrowings (including finance leases)

	As at 31/03/2007 S$'000	As at 31/12/2006 S$'000
Repayable in one year or less or on demand		
- Secured	53,036	19,599
- Unsecured	288,694	359,980
	341,730	379,579
Repayable after one year		
- Secured	411,951	466,332
- Unsecured	124,934	27,298
	536,885	493,630
Total Group borrowings	878,615	873,209
Derivative liabilities	3,534	1,623
Total financial liabilities	882,149	874,832

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings;
- Pledge of shares of some subsidiaries; and
- Corporate guarantees issued by holding companies.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	1Q 2007 S$'000	1Q 2006 S$'000
Operating Activities		
Net profit for the period	10,465	44,158
Adjustments for:		
Accretion of deferred income	(695)	(654)
Depreciation and amortisation	5,842	7,618
Income tax (credit)/expense	(51)	2,705
Loss/(gain) on disposal of:		
- property, plant and equipment	187	(9)
Non-operating income	(3,995)	(41,243)
Interest expense	9,272	13,747
Interest income	(2,625)	(2,615)
Share of results of associates and jointly controlled entities	(2,382)	2,922
Share option and performance share expense	1,907	275
Operating profit before working capital changes	17,925	26,904
Changes in working capital	(8,060)	(13,155)
Cash generated from operations	9,865	13,749
Income tax paid	(5,834)	(4,737)
Proceeds from sale of golf memberships	647	782
Cash flows from operating activities	4,678	9,794
Investing Activities		
Interest received	2,614	2,882
Acquisition of property, plant and equipment	(24,725)	(5,375)
Acquisition of subsidiary, net of cash	(27,517)	(2,149)
Disposal of subsidiary, net of cash	19,760	267,478
Proceeds from disposal of:		
- property, plant and equipment	63	-
Investment in associates and jointly controlled entities	(69,906)	(7,728)
Dividends from associates and jointly controlled entities	4,839	116
Other investing cash flow	453	(262)
Cash flows from investing activities	(94,419)	254,962
Financing Activities		
Proceeds from shares issued under share option scheme	1,893	4,123
Interest paid	(11,254)	(14,414)
Loan related expenses paid	-	(41)
Dividends paid to minority interest	-	(70)
Proceeds from bank borrowings	252,865	108,878
Repayment of bank borrowings	(227,974)	(380,145)
Repayment of finance lease liabilities	(926)	(845)
Fixed deposits pledged as securities	(3,591)	-
Cash flows from financing activities	11,013	(282,514)
Decrease in cash & cash equivalents	(78,728)	(17,758)
Cash and cash equivalents at beginning of the period	274,481	94,917
Effect of exchange rate changes on balances held in foreign currencies	(964)	(3,385)
Cash and cash equivalents at end of the period	194,789	73,774

Cash and cash equivalents at end of the period comprise:

	31/03/2007 S$'000	31/03/2006 S$'000
Cash and bank balances	198,380	73,774
Fixed deposits pledged as security for term loan	(3,591)	-
Cash and cash equivalents at end of period	**194,789**	**73,774**

The operating cashflow of the Group has decreased by 52% from S$9.8 million in 1Q 2006 to S$4.7 million in 1Q 2007 in view of the deconsolidation of operating cashflows of divested properties in 2006.

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP														
At 1 January 2007	264,367	-	46,122	477	-	396,000	6,257	246,212	(160)	(18,724)	195,815	1,138,366	59,225	1,195,591
Effect of adopting FRS 16 (Paragraph 5)	-	-	(41,801)	-	-	-	-	-	-	-	(21,042)	(62,843)	(811)	(63,654)
At 1 January 2007, as restated	264,367	-	4,321	477	-	396,000	6,257	246,212	(160)	(18,724)	174,773	1,073,523	58,414	1,131,937
Effect of adopting FRS 40 (Paragraph 5)	-	-	(4,321)	-	-	-	-	-	-	-	4,321	-	-	
At 1 January 2007, as restated	264,367	-	-	477	-	396,000	6,257	246,212	(160)	(18,724)	179,094	1,073,523	58,414	1,131,937
Issue of shares under the Share Option Plan	1,893	-	-	-	-	-	-	-	-	-		1,893	-	1,893
Issue of shares under the Performance Share Plan	185	-	-	-	-	-	(185)	-	-	-		-	-	
Stock option/restricted shares expense	-	-	-	-	-	-	861	-	-	-		861	-	861
Performance shares expense	-	-	-	-	-	-	1,046	-	-	-		1,046	-	1,046
Hedging movement for the period	-	-	-	-	-	-	-	-	(2,921)	-		(2,921)	-	(2,921)
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(10,556)		(10,556)	-	(10,556)
Translation adjustment	-	-	-	(18)	-	-	-	-	-	-		(18)	400	382
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	(3,011)		(3,011)	(21,329)	(24,340)
Profit for the period	-	-	-	-	-	-	-	-	-	-	9,701	9,701	764	10,465
At 31 March 2007	266,445	-	-	459	-	396,000	7,979	246,212	(3,081)	(32,291)	188,795	1,070,518	38,249	1,108,767

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP														
At 1 January 2006	314,418	294,278	80,867	603	95,136	396,000	2,754	5,474	(3,805)	1,406	79,943	1,267,072	125,972	1,393,044
Effect of adopting FRS 16 (Paragraph 5)	-	-	(46,761)	-	-	-	-	-	-	-	(36,050)	(82,811)	(12,811)	(95,622)
At 1 January 2006, as restated	314,418	294,278	34,106	603	95,136	396,000	2,754	5,474	(3,805)	1,406	43,893	1,184,261	113,161	1,297,422
Issue of shares under the Share Option Plan	4,123	-	-	-	-	-	-	-	-	-		4,123	-	4,123
Issue of shares under the Performance Share Plan	109	-	-	-	-	-	(109)	-	-	-		-	-	
Stock option expense	-	-	-	-	-	-	129	-	-	-		129	-	129
Performance shares expense	-	-	-	-	-	-	146	-	-	-		146	-	146
Hedging movement for the period	-	-	-	-	-	-	-	-	1,671	-		1,671	-	1,671
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(14,015)		(14,015)	-	(14,015)
Translation adjustment	-	-	-	(38)	-	-	-	(18)	-	-		(56)	(347)	(403)
Disposal of subsidiaries and investment properties	-	-	-	(98)	-	-	-	-	(1,994)	(13,036)		(15,128)	(41,756)	(56,884)
Profit for the period	-	-	-	-	-	-	-	-	-	-	42,321	42,321	1,837	44,158
Transfer (to) / from	51,798	(294,278)	-	-	-	-	-	242,480	-	-		-	-	
Dividends paid	-	-	-	-	-	-	-	-	-	-		-	(70)	(70)
Capital distribution to shareholders #	-	-	-	-	-	-	-	(202,997)	-	-		(202,997)	-	(202,997)
At 31 March 2006	370,446	-	34,106	467	95,136	396,000	2,920	44,939	(4,128)	(25,645)	86,214	1,000,455	72,825	1,073,280

S$'000	Share Capital	Share Premium	Capital Reduction Reserve	Other Capital Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY							
At 1 January 2007	264,367	-	-	-	6,257	175,882	446,506
Issue of shares under the Share Option Plan	1,893	-	-	-	-	-	1,893
Issue of shares under the Performance Share Plan	185	-	-	-	(185)	-	-
Stock option/restricted shares expense	-	-	-	-	312	-	312
Performance shares expense	-	-	-	-	1,046	-	1,046
Transfer (to)/from	-	-	-	-	-	-	-
Profit for the period	-	-	-	-	-	302	302
At 31 March 2007	266,445	-	-	-	7,430	176,184	450,059
At 1 January 2006	314,416	51,798	95,136	-	2,754	36,157	500,261
Issue of shares under the Share Option Plan	4,123	-	-	-	-	-	4,123
Issue of shares under the Performance Share Plan	109	-	-	-	(109)	-	-
Stock option expense	-	-	-	-	129	-	129
Performance shares expense	-	-	-	-	146	-	146
Transfer (to)/from	51,798	(51,798)	-		-		-
Capital distribution to shareholders #	-	-	-	(202,997)	-	-	(202,997)
Profit for the period	-	-	-	-	-	43,811	43,811
At 31 March 2006	370,446	-	95,136	(202,997)	2,920	79,968	345,473

- The amount of S$202,997,000 charged against the Other Capital Reserve represents the value deemed returned to shareholders of the Company in the form of the discount to the net asset value of ART units sold pursuant to the Preferential Offering. This amount was applied against the Company's paid-up share capital in May 2006 when the sanction of the Singapore High Court pursuant to Section 78G of the Companies Act was obtained for the capital reduction.

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2006, the issued and paid up capital of the Company increased by S$2.1 million to S$266.4 million due to the exercise of share options under The Ascott Share Option Plan ("TASOP") and issue of new shares under The Ascott Performance Share Plan ("TAPSP").

Share Options

As at 31 March 2007, there were 25,162,250 (31 December 2006: 31,450,500) unissued ordinary shares of the Company under TASOP. The movements are as follows:

As at 1 January 2007	31,450,500
Granted during the financial period	-
Cancelled/Lapsed during the financial period	(361,375)
Exercised during the financial period	(5,926,875)
As at 31 March 2007	25,162,250

Performance Shares

As at 31 March 2007, there were 8,307,230 (31 December 2006: 7,083,630) awards outstanding under TAPSP. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2007	7,083,630
Granted during the financial period	2,600,000
Issued/Cancelled during the financial period	(1,376,400)^
As at 31 March 2007	8,307,230*

^ - The actual number of performance shares delivered was 1,229,125 and the balance 147,275 were cancelled.

* - The actual number of performance shares to be delivered will depend on the achievement of set targets over a three-year period. For achievements that are below threshold levels of the targets, no performance shares will be given while for achievements that exceed targets by more than 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

Restricted Shares

As at 31 March 2007, there were 2,615,000 (31 December 2006: nil) awards outstanding under The Ascott Restricted Share Plan ("TARSP"). Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2007	-
Granted during the financial period	2,615,000
Issued during the financial period	-
As at 31 March 2007	2,615,000#

- The actual number of restricted shares to be delivered will depend on the achievement of set targets over a one-year period. The restricted shares will be released over 3 years upon the completion of the one-year performance period and the achievement of set targets. For achievements that are below threshold levels of the targets, no restricted shares will be given while for achievements that exceed targets by more than 100%, more restricted shares than the original award could be delivered up to a maximum of 150% of the original award.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the Group's most recently audited financial statements for the financial year ended 31 December 2006, except for those as disclosed under Paragraph 5.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Arising from the adoption of FRS 40 *Investment Property* ("FRS 40"), serviced residences properties have to be accounted for as fixed assets under FRS 16 *Property, Plant and Equipment* ("FRS 16"). As such, the Group has adopted the cost model under FRS 16 to account for its serviced residences properties with effect from 1 January 2007. This change of accounting policy has resulted in the Group accounting for its serviced residences properties at cost less accumulated depreciation and impairment losses, after considering the serviced residences properties' residual values at the end of the Group's intended holding period.

The Group has a retail property which is considered as an investment property under FRS 40. As such, the Group adopted the fair value model under FRS 40 to account for this property with effect from 1 January 2007. This investment property will continue to be stated at market value and changes in market values will now be taken to the income statement instead of revaluation reserve.

Previously, the Group's properties, which were not held with the intention of sale in the ordinary course of business, were stated at valuation on an open market basis. The net surplus or deficits on revaluation were taken to revaluation reserve except when the total of the reserve was not sufficient to cover the deficit on an aggregate basis within the same geographical segment, in which case the amount by which the deficit exceeded the amount in the revaluation reserve was charged to the income statement. The Group's properties which were acquired through finance leases were capitalised at the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses.

In respect of the Group's adoption of the cost model under FRS 16 to account for its serviced residences properties, this change in accounting policy was recognised retrospectively in accordance with the provisions of FRS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, and comparatives have been restated.

In respect of the Group's adoption of the fair value model under FRS 40 to account for its retail property, this change in accounting policy was recognised prospectively in accordance with the transitional provisions of FRS 40, and comparatives need not be restated.

Subject to year-end audit, the financial impact on the Group arising from the application of FRS 16 and FRS 40 is as follows:

Change in accounting policy - FRS 16	Increase / (Decrease) 01/01/2007 S$'million	Increase / (Decrease) 01/01/2006 S$'million
Equity		
Revaluation reserve	(42)	(47)
Revenue reserve	(21)	(36)
Minority interests	(1)	(13)
Income Statement		
Net profit for the quarter	(2)	(2)

	Increase / (Decrease) 31/12/2006 S$'million
Non-Current Assets as at 31 December 2006	
Investment properties	(1,181)
Properties under development	(118)
Property, plant and equipment	1,266
Other assets	(31)

Adoption of new accounting standard - FRS 40	Increase / (Decrease) 01/01/2007 S$'million
Equity	
Revaluation reserve	(4)
Revenue reserve	4
Income Statement	
Net profit for the quarter	2

Apart from FRS 16 and FRS 40, the Group adopted various FRS applicable from 1 January 2007. These do not have a significant impact on the Group.

6. Earnings per ordinary share based on profits attributable to Members of the Company (in cents)

		GROUP 1Q 2007 (in cents)	GROUP 1Q 2006 (in cents)
(i)	Based on existing issued share capital #	0.61	2.68
(ii)	On a fully diluted basis +	0.59	2.63

\# Net earnings per share calculation is based on the weighted average number of 1,596,799,009 shares in issue in 1Q 2007 (1Q 2006: 1,580,670,534 shares).

\+ The fully diluted earnings per share is based on the weighted average number of 1,636,953,762 shares in issue for 1Q 2007 (1Q 2006: 1,611,509,006 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options, performance shares and restricted shares which would dilute the basic earnings per share.

7. **Net asset value per ordinary share (cents)**

	GROUP	
	31/03/2007 (In cents)	31/12/2006 (In cents)
NAV per share	66.9	67.4

Net asset value per share calculation is based on the issued shares of 1,599,242,092 as at 31 March 2007 (31 December 2006: 1,592,086,092 shares). The decrease in NAV per share was mainly due to the increase in number of shares in view of exercise of share options under TASOP and the issue of new shares under TAPSP during the quarter.

8(i) **Group Performance Review**

8(i)(a) **Revenue and Operating EBITDA Analysis – 1Q 2007 vs 1Q 2006**

	Ref	Revenue 1Q 2007 S$'M	Revenue 1Q 2006 S$'M	Revenue Better/(Worse) S$M	Revenue Better/(Worse) %	Ref	Operating EBITDA 1Q 2007 S$'M	Operating EBITDA 1Q 2006 S$'M	Operating EBITDA Better/(Worse) S$'M	Operating EBITDA Better/(Worse) %
Serviced Residence		90.3	100.4	(10.1)	*-10%*		17.4	25.0	(7.6)	*-30%*
Retail and Others		4.8	6.1	(1.3)	*-21%*		3.3	3.0	0.3	*10%*
	A.1	95.1	106.5	(11.4)	*-11%*	A.8	20.7	28.0	(7.3)	*-26%*
Serviced Residence										
Singapore		8.8	10.4	(1.6)	*-15%*		1.8	4.3	(2.5)	*-58%*
South East Asia		6.3	16.9	(10.6)	*-63%*		2.9	10.1	(7.2)	*-71%*
North Asia		6.4	11.2	(4.8)	*-43%*		1.0	5.6	(4.6)	*-82%*
Australia and New Zealand		10.5	12.3	(1.8)	*-15%*		0.9	(0.2)	1.1	*550%*
Gulf Region		0.2	-	0.2	*n.m.*		(0.1)	-	(0.1)	*n.m.*
Europe		58.1	49.6	8.5	*17%*		15.8	10.4	5.4	*52%*
ART		-	-	-	-		1.8	-	1.8	*n.m.*
Unallocated items (including foreign exchange differences)		-	-	-	-		(6.7)	(5.2)	(1.5)	*-29%*
		90.3	100.4	(10.1)	*-10%*		17.4	25.0	(7.6)	*-30%*

n.m – Not meaningful

Revenue for 1Q 2007 of S$95.1 million decreased by 11% over that of 1Q 2006. The decrease was mainly due to the deconsolidation of revenue from properties divested in 2006. This decrease was partially mitigated by higher revenue recorded by the Group's serviced residences in Europe for 1Q 2007. On a same store basis, i.e. excluding the revenue of divested properties from 1Q 2006, the revenue for 1Q 2007 would have increased by 25% over 1Q 2006.

This increase of 25% as mentioned above was underpinned by a strong overall revenue per available apartment unit ("REVPAU") growth to S$124 in 1Q 2007 from S$109 in 1Q 2006 on a same store basis. The Group's serviced residence operations in majority of the geographical regions achieved double digit REVPAU increases during the quarter.

In tandem with the lower revenue, operating EBITDA for 1Q 2007 at S$20.7 million was also lower by S$7.3 million or 26% than 1Q 2006. If the 1Q 2006 operating EBITDA associated with the divested properties were to be excluded, the operating EBITDA for 1Q 2007 would have increased by 34% over that of 1Q 2006.

In Singapore, South East Asia and North Asia, the decrease in revenue and operating EBITDA of the Group's serviced residence operations in 1Q 2007 vs 1Q 2006 was mainly due to the Group's divestment of its serviced residences (2 from Singapore, 7 from South East Asia and 4 from North Asia) to ART in 2006.

In Europe, the Group's serviced residences in 1Q 2007 achieved S$58.1 million in revenue, which was an increase of S$8.5 million or 17% over the revenue of S$49.6 million recorded in 1Q 2006. The operating EBITDA in 1Q 2007 grew to S$15.8 million, representing a 52% increase vis-à-vis the same period in 2006. These increases were driven predominantly by higher REVPAU for the current quarter as compared to that of 1Q 2006. On a same-store basis, the REVPAU of the overall Europe cluster increased by 18% from S$114 in 1Q 2006 to S$135 in 1Q 2007. Double digit increases in REVPAU were achieved for all regions in Europe. Besides more proactive actions to bring in leisure business during the winter months, the refurbishments and renovation which were carried out in 2006 also borne fruits by generating higher REVPAU.

For Australia and New Zealand's operations, the Group recorded operating EBITDA of S$0.9 million compared to a loss of S$0.2 million for the same period last year. This was achieved through a combination of higher average daily rates attained, divestments of non-profitable operating leases as well as rigorous implementation of cost control measures by the Group.

8(i)(b) **Net Profit**

Net Profit	1Q 2007	1Q 2006*	Better/ (Worse)	
	S$'million		S$'million	%
Net profit from operations	3.8	1.8	2.0	111%
Net portfolio gain	5.9	40.5	(34.6)	-85%
Net profit attributable to shareholders	**9.7**	**42.3**	**(32.6)**	**-77%**

* – The 1Q 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

The Group's net profit for 1Q 2007 was S$9.7 million vs S$ 42.3 million recorded in 1Q 2006 as 1Q 2006 included a significant divestment gain of S$40.5 million from the injection of 12 properties to ART. Excluding portfolio gains, the operating performance for 1Q 2007 was much better than 1Q 2006 despite traditionally slow start in the year due to winter season in Europe. The Group achieved a strong growth of 111% in its net profit from operations from S$1.8 million in 1Q 2006 to S$3.8 million in 1Q 2007. The Group's robust growth in its profits from operations was accomplished on the back of a strong overall REVPAU growth to S$124 in 1Q 2007 from S$109 in 1Q 2006 on a same store basis with double digit REVPAU increases in most geographical regions.

8(ii) **Additional Information:-**

8(ii)(a) **Operational Review**

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned, leased and managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	1Q 2007 S$'million	1Q 2006 S$'million	Better/ (Worse) %
Singapore	14.3	11.3	27%
South East Asia	31.5	28.8	9%
North Asia	27.1	26.7	1%
Australia and New Zealand	10.2	9.1	12%
Europe	63.8	57.6	11%
Total same-store system-wide revenue	**146.9**	**133.5**	**10%**

Revenue per available apartment unit ("REVPAU") analysis

REVPAU Analysis (System-Wide)	1Q 2007 S$/day	1Q 2006 S$/day	Better/ (Worse) %
Singapore	191	150	27%
South East Asia	86	78	10%
- Vietnam	117	106	10%
- Thailand	92	81	14%
- Indonesia	56	59	-5%
- Philippines	104	86	21%
- Malaysia	84	71	18%
North Asia	123	121	2%
- China	117	129	-9%
- Japan	147	132	11%
- Korea	142	85	67%
Australia / New Zealand	169	145	17%
Europe	135	114	18%
- France	119	106	12%
- United Kingdom	221	166	33%
- Other Europe	96	86	12%
Overall same store REVPAU	124	109	14%

For more meaningful comparison, the system-wide revenue and REVPAU do not include that of the newly-opened properties and properties that were divested.

System-wide Revenue and REVPAU Analysis

The Group's same-store system-wide revenue in 1Q 2007 grew to S$146.9 million, representing a 10% increase vis-à-vis 1Q 2006. This was supported by a strong increase of S$15 or 14% in the overall same store REVPAU to S$124 in 1Q 2007 from S$109 in 1Q 2006. In addition, majority of the geographical regions in which the Group has serviced residence operations continued to experience improvements in the REVPAU during the current quarter, with all geographical regions, except for China and Indonesia, achieving double digit increases.

Augmented by a thriving economy coupled with escalating business momentum, the Group's serviced residence operations in Singapore enjoyed a good start to the year recording a strong REVPAU of S$191 in 1Q 2007. This represented a 27% increase over 1Q 2006.

On the back of strong economic growth enjoyed in most South East Asia countries as a result of increased foreign direct investment and private sector investment, the Group's serviced residence operations in South East Asia also saw an increase in the REVPAU of 10% from S$78 in 1Q 2006 to S$86 in 1Q 2007. This was despite the Group having to operate within challenging business environments in South East Asia.

The REVPAU of the Group's serviced residence operations in North Asia for 1Q 2007 at S$123 was higher as compared to the REVPAU of 1Q 2006. This was predominantly achieved through the strategic development of new market segments. The increase in REVPAU was attained amidst intensifying competition experienced by the Group's serviced residence operations in China.

The Group's serviced residence operations in Australia and New Zealand continued the upward trend since 2006. The REVPAU for 1Q 2007 at S$169 grew by 17% compared to 1Q 2006. This reflected the results of the ongoing efforts to increase long-stay business and corporate accounts, as well as an increased share of the leisure market.

The Group's serviced residence operations in Europe continued to do very well in 1Q 2007 with a double digit increase of the same-store REVPAU of 18% from S$114 in 1Q 2006 to S$135 in 1Q 2007. The initiatives on yield maximisation combined with the increase in cross-selling between Europe and Asia contributed to the REVPAU improvement.

Note : The system-wide revenue and REVPAU for 2006 have been translated at 2007 exchange rates for analysis purposes.

Awards and Accolades

In 1Q 2007, the Group had benefited from the various initiatives undertaken. In addition to its ongoing expansion of its serviced residence operations, the Group has improved its operating margins, as well as enhanced its brand equity and reinforced its customer-focused strategy to deliver innovative products and quality services. In this respect, the Group continues to build alliances with strategic partners through joint promotions to strengthen its brand recognition and at the same time enlarge its customer base. As a result, the Group was accorded with numerous honours worldwide, among which included the following:

Service Excellence Award

1. The Ascott Group clinched the top spot in China's 2007 "Top 100 Serviced Apartments Award" for the fourth consecutive year.

Corporate awards / recognition

1. The Ascott Group has been conferred "2006 Golden Dragon Award" which honours the success of foreign-invested enterprises in Vietnam and acknowledges the contributions of foreign investors to the country's economy.

2. Ascott International Vietnam was voted one of the 50 best employers in Vietnam, in a survey carried out jointly by Navigos Group, ACNielsen and Youth Newspaper Vietnam.

8(ii)(b) Investment and Business Development Review – 1Q 2007

In 1Q 2007, the Group invested in two serviced residence developments in China and one serviced residence development in Japan. The Group also secured one management contract in Russia, a new market.

	Name of property	No. of units	Description
1Q 2007			
Russia	Somerset Strogino, Moscow	150	The Group was awarded a management contract by Amtel for a serviced residence located at Kulakova Street, Moscow. The contract is for 5 years, with option to extend for another 5 years. The property is expected to open in 2009.
North Asia China	Citadines Shanghai Biyun	182	The Group entered into a sale and purchase agreement with Jing Wealth Enterprises Limited to acquire a 100% stake in an existing serviced residence, Ying Biao Garden Apartment, located in Pudong New District. The property is targeted to reopen in the first half of 2008 after refurbishment.
	Citadines Xi'an Central	162	The Group signed a sale and purchase agreement with Skillplus Enterprise Pte Ltd to acquire its effective 75% stake in a building located at Beilin District. The property is targeted to open in the second half of 2007.
Japan	Citadines Tokyo Shinjuku	160	The Group entered into a memorandum of understanding with Mitsubishi Estate Co Ltd to acquire a freehold site located at Shinjuku, Tokyo. The site will be redeveloped and the property is targeted to open in the first half of 2009.
1Q 2007	TOTAL	654	

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results

None.

10. **Prospects**

Ascott's strong branding and international marketing network underpin its leadership position in Asia and Europe.

The general business and market sentiments in Asia and Europe remain positive and will continue to drive REVPAU growth for the Group's serviced residences in those regions. The Group's asset enhancement plans are expected to further improve the overall performance of the Group's portfolio.

On 21 February 2007, the Group announced its divestment of Hotel Asia located at Scotts Road in Singapore for a total cash consideration of S$147 million. The amount represents a 41% increase over the price of S$104 million when it acquired the property in July 2006. The estimated net gain from the divestment is S$22.2 million and will be booked in 3Q 2007 upon the expected completion of the transaction.

The Group will continue to execute its strategy of acquiring and incubating properties to build up a strong pipeline to contribute to operating performance and/or potential portfolio gains in the future. The Group is also expected to benefit from higher fee-based income through new serviced residence management contracts and REIT management fees.

As part of the Group's further expansion in China, the Group has today launched Ascott Residence (China) Incubator Fund, a private equity investment fund. The Group targets to raise between US$300 million and US$500 million and plans to hold an equity stake of at least 30% in the fund, subject to a maximum of US$200 million.

The Group's portfolio gains and operating performance in 2007 are expected to remain strong and profitable.

11. **Dividends**

No interim dividend for the period ended 31 March 2007 is recommended.

12. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	YTD Mar 2007	YTD Mar 2007
	S$'000	S$'000
CapitaLand Ltd and its associates		
Sale of a subsidiary to Ascott Residence Trust	23,579	-
Management fee income from a new management contract	-	16,300

*The aggregate value is for the contract period

13. Negative Assurance Confirmation on Interim Financial Results Under Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Company (comprising the balance sheets, consolidated income statement, statements of changes in equity and consolidated cash flow statement (together with their accompanying notes) as at 31 March 2007 and the results of the business, changes in equity and cash flows of the Group for the 3 months ended on that date), to be false or misleading in any material respect.

On behalf of the Board

Liew Mun Leong	Cameron Ong
Deputy Chairman & Director	Managing Director & Chief Executive Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Hazel Chew
Company Secretary

Singapore
26 April 2007


THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT'S 1Q 2007 PROFIT FROM OPERATIONS MORE THAN DOUBLED

Net profit for 1Q 2007 is S$9.7 million

Singapore, 26 April 2007 – The Ascott Group's (Ascott) net profit from operations more than doubled from S$1.8 million in 1Q 2006 to S$3.8 million in 1Q 2007, despite the divestment of 15 properties in 2006.

The Group's robust growth in its profits from operations was underpinned by a strong overall revenue per available apartment unit (RevPAU) growth from S$109 in 1Q 2006 to S$124 in 1Q 2007 on a same store basis. Its serviced residence operations in majority of the geographical regions including Korea (67%), United Kingdom (33%), Singapore (27%) and the Philippines (21%) achieved impressive growth in RevPAU.

Ascott's net profit in 1Q 2007 was S$9.7 million compared to S$42.3 million in 1Q 2006 as the net profit in 1Q 2006 included a significant gain of S$40.5 million from the divestment of 12 properties to Ascott Residence Trust (ART). The estimated gain of S$22.2 million from the divestment of Hotel Asia is expected to be booked in 3Q 2007.

Mr Cameron Ong, Ascott's Managing Director & CEO said: "Business and market sentiments in Asia and Europe remain positive and will continue to drive RevPAU growth for The Ascott Group's serviced residences. Our asset enhancement plans will further improve the performance of our properties. We have also invested substantially in assets under incubation which will provide a strong pipeline to contribute to Ascott's operating performance and potential portfolio gains in the future. The Group's operating performance and portfolio gains in 2007 are expected to remain strong and profitable."

"As part of the Group's further expansion, Ascott also launched a private equity investment fund, Ascott Residence (China) Incubator Fund today. We target to raise between US$300 million and US$500 million to fund our expansion in China. Ascott plans to hold an equity stake of at least 30% in the fund, subject to a maximum of US$200 million, as a demonstration of our commitment to the fund and confidence in China's serviced residence industry," added Mr Ong.

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

More information

Group	*1Q 2007 S$m*	*1Q 2006 S$m*	*Change*
Revenue *	95.1	106.5	-11%
Operating EBITDA *	20.7	28.0	-26%
Profit After Tax and Minority Interest (PATMI)	9.7	42.3	-77%
Comprises:			
Net profit from operations	3.8	1.8	111%
Net portfolio gains	5.9	40.5	-85%
Basic earnings per share	0.59 cts	2.63 cts	-2.04 cts

* *The decreases in Ascott's revenue and operating EBITDA were mainly attributable to Ascott's divestments in 2006. Without these divestments, Ascott's revenue and operating EBITDA for 1Q 2007 would have increased by 25% and 34% respectively.*

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with about 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 47 cities in 21 countries including London, Paris, Brussels, Berlin, Barcelona and Moscow in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best

Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst

Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---


THE
ASCOTT
GROUP




THE
ASCOTT
GROUP

A Member of CapitaLand

HIGHLIGHTS
1Q 2007 RESULTS

26 April 2007


THE
ASCOTT

Disclaimer

These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.


THE
ASCOTT
GROUP

1Q 2007 Highlights



- Profit from operations more than doubled in 1Q 2007 to S$3.8 million



- Strong 14% overall revenue per available apartment unit (RevPAU) growth to S$124 in 1Q 2007
- Invested about S$80m in 3 properties in Shanghai, Xi'an and Tokyo, adding 504 units to the portfolio
- Realised portfolio gains from divestment of Somerset Chancellor Court in Ho Chi Minh City to Ascott Residence Trust


THE
ASCOTT
GROUP
A Member of CapitaLand

Agenda



- Financial Review
- Business Review
- Prospects


THE
ASCOTT
GROUP
A Member of CapitaLand



FINANCIAL REVIEW

THE ASCOTT GROUP
A Member of CapitaLand

Summary Income Statement



S$m	1Q 2007	1Q 2006#	Better/ (Worse)	%
Revenue	95.1	106.5	⬇	11%
Operating EBITDA	20.7	28.0	⬇	26%
PATMI *	9.7	42.3	⬇	77%
** Comprised:*				
PATMI from Operations	*3.8*	*1.8*	⬆	*111%*
Portfolio Gains/(Provisions)	*5.9*	*40.5*	⬇	*85%*

\# *restated for retrospective adoption of FRS16 accounting for SR properties*

OPERATING PATMI EXCEEDED LAST YEAR, DESPITE ABSENCE OF CONTRIBUTIONS FROM DIVESTED PROPERTIES

THE ASCOTT GROUP
A Member of CapitaLand

Operating Performance (Same Store)



S$m	1Q 2007	1Q 2006^	Better/ (Worse)	%
Revenue	95.1	76.0	↑	25%
Operating EBITDA	20.7	15.4	↑	34%
PATMI from Operation	3.8	(3.3)	↑	215%

^ *Same Store - excluded results of properties divested in 2006 and restated for retrospective adoption of FRS16 accounting for SR properties*

ON SAME STORE BASIS, OPERATING PATMI EXCEEDED LAST YEAR


THE
ASCOTT
GROUP
A Member of CapitaLand

Group Revenue
1Q 2007

S$m
120
100
80
60
40
20
0
100.4
90.3
71.9
4.1
6.1
4.8
106.5
95.1
76.0
Serviced Residence
Non-Serviced Residence
Total
2006
2007
Same Store^

ON SAME STORE BASIS, TOTAL REVENUE EXCEEDED LAST YEAR

^ *Same Store – exclude revenue of properties divested in 2006*

Serviced Residence Revenue
1Q 2007



THE ASCOTT GROUP
A Member of CapitaLand
S$m
60
50
40
30
20
10
0
10.3
8.3
7.7
9.3
5.3
3.9
0.6
7.7
1.5
2.8
10.2
5.3
1.0
1.1
12.3
10.5
9.3
49.6
46.6
58.1
0.0
0.2
Singapore
IndoChina
Other SE Asia
China/ HK
Japan/ Korea
Australasia
Europe
Gulf Region
SE ASIA
N ASIA
2006
2007
Same Store^
ON SAME STORE BASIS ALL REGIONS EXCEEDED LAST YEAR

^ Same Store – exclude revenue of properties divested in 2006


THE
ASCOTT
GROUP
A Member of CapitaLand

Operating EBITDA*
1Q 2007


S$m
35
30
25
20
15
10
5
0
30.5
16.0
23.0
2.3
3.0
3.3
33.5
18.3
26.3
Serviced Residence
Non-Serviced Residence
Total
2006
2007
Same Store^

ON SAME STORE BASIS, OPERATING EBITDA EXCEEDED LAST YEAR

Operating EBITDA excludes corporate cost and FX gain/(loss)

^ Same Store – exclude operating EBITDA of properties divested in 2006

THE ASCOTT GROUP
A Member of CapitaLand

Operating EBITDA*
1Q 2007



S$m
14
9
4
-1
Mainly due to a delay in completing the renovation of Somerset West Lake, Hanoi in Vietnam
Mainly due to start up costs of newly opened properties
4.5
1.5
2.1
6.2
2.8
2.2
4.0
1.2
1.1
5.3
1.8
0.7
0.3
0.3
-0.2
0.9
10.5
8.7
15.8
-0.1
-0.1
S'pore
IndoChina
Oth. SE Asia
China/HK
Jpn/Korea
Australasia
Europe
Gulf Region
SE ASIA
N ASIA
2006
2007
Same Store^

ON SAME STORE BASIS: ALL REGIONS EXCEEDED LAST YEAR EXCEPT SE ASIA & CHINA

* *Operating EBITDA excludes corporate cost and FX gain/(loss)*

^ *Same Store – exclude operating EBITDA of properties divested in 2006*

Steady Balance Sheet Profile


S$m
2,500
2,000
1,500
1,000
500
0
Total Assets =
S$2.3 bn
Total Assets =
S$2.3 bn
509
1,814
78%
494
58
1,074
70%
435
1,869
81%
537
39
1070
71%
31/12/2006 (restated)*
31/3/2007
Other Assets
Investments & Fixed Assets
Short Term Borrowings
& Other Liabilities
Long Term Borrowings
Minority Interest
Share Cap & Reserves

* *Restated for retrospective adoption of FRS16 accounting for SR properties*


THE
ASCOTT
GROUP
A Member of CapitaLand

Key Financial Ratios



	1Q 2006	1Q 2007	Comments
Total Shareholders' Return	**59%**	**6%**	Share price ↑ by S$0.42 to S$1.13 in 1Q2006, and ↑ by S$0.10 to S$1.71 in 1Q2007
EPS (¢)	**0.44**	**0.95**	Excluding portfolio gains
Gearing Ratio	**0.50***	**0.61**	↑ mainly due to increased level of investment
Interest Cover Ratio (ICR)	**2.2x**	**2.6x**	Excluding portfolio gains

ICR = EBITDA / Net interest expenses
** Restated for retrospective adoption of FRS16 accounting for SR properties*


THE
ASCOTT
GROUP
A Member of CapitaLand

Total Assets Breakdown


31/12/2005
Other Assets, S$262m, 9%
Assets under Development, S$12m, 0%
Operating Assets, S$2,507m, 91%
Total Assets S$2.8 billion
31/12/2006
Other Assets, S$443m, 19%
Assets under Development, S$325m, 14%
Operating Assets, S$1,618m, 67%
Total Assets S$2.4 billion
31/03/2007
Other Assets, S$381m, 17%
Assets under Development, S$357m, 15%
Operating Assets, S$1,566m, 68%
Total Assets S$2.3 billion

Assets under incubation has increased from S$12 million as at December 2005 to S$357 million as at March 2007


THE
ASCOTT
GROUP
A Member of CapitaLand



BUSINESS REVIEW

RevPAU Growth



S$
200
150
100
50
0
27%
191
150
10%
78
86
2%
121 123
17%
169
145
18%
135
114
14%
124
109
Singapore
SE Asia
N Asia
Australia/NZ
Europe
Total
1Q 2006
1Q 2007

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at Mar 07 average rates

THE ASCOTT GROUP
A Member of CapitaLand

Major Events
1Q 2007



New Investments – Added 504 units

- Citadines Shanghai Biyun (China)
- Citadines Xi'an Central (China)
- Citadines Tokyo Shinjuku (Japan)
- MOU with Amtel Properties Development to jointly set up an initial fund of US$100m to acquire and develop international-class serviced residences within Moscow and St Petersburg (Russia)



Citadines Shanghai Biyun



Citadines Xi'an Central


THE
ASCOTT
GROUP

Major Events
1Q 2007

New Management Contracts – Added 150 units

- Somerset Strogino, Moscow (Russia)



Artist's impression of Somerset Strogino, Moscow

THE ASCOTT GROUP
A Member of CapitaLand

Major Events
1Q 2007



Divestments

- 40.2% equity stake in Somerset Chancellor Court, Ho Chi Minh City (Vietnam) to Ascott Residence Trust – retained management contract
- Hotel Asia (Singapore) – To complete divestment in 3Q 2007



Somerset Chancellor Court, Ho Chi Minh City



Hotel Asia

THE ASCOTT GROUP
A Member of CapitaLand

Major Events 1Q 2007



New Openings

- Ascott Makati (The Philippines) – opened on 22 March 2007
- Somerset Al Fateh, Manama (Bahrain) – soft opened in April 2007
- Citadines Suzhou Xinghai (China) – soft opened in February 2007



Ascott Makati


THE
ASCOTT
GROUP
A Member of CapitaLand

Awards



Service Excellence Awards

- Top spot in China's 2007 "Top 100 Serviced Apartments Award" (4th consecutive year)

Corporate Awards



Somerset Grand Hanoi, Vietnam

Navigos Group, ACNielsen and Youth Newspaper Vietnam
"50 Best Employers in Vietnam"
Ascott International Vietnam



Somerset Ho Chi Minh City, Vietnam

Vietnam Economic Times 2006 Golden Dragon Award:
"Best Foreign-Invested Enterprise" in Vietnam


THE
ASCOTT
GROUP
A Member of CapitaLand



PROSPECTS


THE
ASCOTT
GROUP
A Member of CapitaLand

1Q 2007 Prospects



- ☑ Ascott's strong branding and international marketing network underpin its leadership position in Asia and Europe
- ☑ General business and market sentiments in Asia and Europe remain positive and will continue to drive REVPAU growth in those regions
- ☑ Asset enhancement plans are expected to further improve the portfolio's overall performance
- ☑ Estimated net divestment gain of S$22.2 million from sale of Hotel Asia will be booked in 3Q 2007
- ☑ Continue to execute strategy of acquiring and incubating properties to build up a strong pipeline to contribute to operating performance and/or potential portfolio gains in the future
- ☑ Expected to benefit from higher fee-based income through new serviced residence management contracts and REIT management fees
- ☑ Launched Ascott Residence (China) Incubator Fund, a private equity investment fund today as part of further expansion in China
- ☑ Portfolio gains and operating performance in 2007 are expected to remain strong and profitable


THE
ASCOTT
GROUP
A Member of CapitaLand



THANK YOU

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Apr-2007 20:44:37
Announcement No.	00197

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - (A) Unaudited results for the period ended 31 March 2007; and (B) ART achieves S$8 million net distributable income for 1Q 2007, 10 percent above forecast
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited ("ARTML"), the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by ARTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = 0 (2048K size limit recommended)

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ASCOTT

RESIDENCE TRUST

ASCOTT RESIDENCE TRUST
UNAUDITED RESULTS FOR THE PERIOD
ENDED 31 MARCH 2007
TABLE OF CONTENTS

ASCOTT RESIDENCE TRUST
2007 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

Ascott Residence Trust ("ART") was established under a trust deed dated 19 January 2006 entered into between Ascott Residence Trust Management Limited (as manager of ART) (the "Manager") and DBS Trustee Limited (as trustee of ART) (the "Trustee").

ART was directly held by The Ascott Group Limited up to and including 30 March 2006 (the "Private Trust"). On 31 March 2006 (the "Listing Date"), it was listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

ART's objective is to invest primarily in real estate and real estate related assets which are income-producing and which are used, or predominantly used as serviced residences or rental housing properties in the Pan-Asian Region. The initial portfolio of ART comprised 12 properties which are located in five different countries (Singapore, Indonesia, the Philippines, China and Vietnam).

In October 2006, ART completed the acquisition of a 90% interest in Somerset Olympic Tower, Tianjin and a 40% beneficiary interest in Somerset Roppongi, Japan. The acquisition of the remaining 10% interest in Somerset Olympic Tower, Tianjin and 26.8% interest in Somerset Chancellor Court were completed in January 2007. In March 2007, ART completed the acquisition of a 100% interest in Ascott Makati, Manila and the additional 40.2% interest in Somerset Chancellor Court, Ho Chi Minh City. With these acquisitions, ART's portfolio has expanded to 16 properties with 2,718 apartment units across six countries.

ART's distribution policy is to distribute at least 90% of its taxable income (other than gains on the sale of real properties or shares by ART which are determined to be trading gains) and Net Overseas Income. As disclosed in the prospectus dated 6 March 2006 (the "Prospectus"), ART will distribute 100% of its taxable income and Net Overseas Income for the period from the Listing Date to 31 December 2006 and for the financial year ending 31 December 2007. Thereafter, ART will distribute at least 90% of its taxable income and Net Overseas Income, with the actual level of distribution to be determined at the Manager's discretion. ART will make distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates. Distributions, when paid, will be in Singapore dollar.

As ART's acquisition of real properties were completed on 1 March 2006, the comparative prior period financial results for 1Q 2006 is only for income derived for the period of 1 March 2006 to 31 March 2006 from the initial 12 properties. The financial results for 1Q 2007 is from income derived from 16 properties.

1(a)(i) **CONSOLIDATED STATEMENT OF TOTAL RETURN**

	Note	1Q 2007 Actual (1/1/07 to 31/3/07) S$'000	1Q 2006 Actual (19/1/06 to 31/3/06) [1] S$'000	% +/-
Revenue		28,957	8,697	233
Direct expenses	A.1	(15,335)	(4,462)	244
Gross Profit		13,622	4,235	222
Finance income		178	9	n.m.
Other operating income	A.2	361	1	n.m.
Finance costs		(3,521)	(1,141)	209
Manager's management fees		(1,216)	(357)	241
Trustee's fee		(37)	(26)	42
Professional fees		(99)	(86)	15
Audit fees		(67)	(32)	109
Foreign exchange gain / (loss) – realized	A.3	239	(45)	-631
Other operating expenses	A.4	(79)	(58)	36
Share of profit of associates (net of tax)	A.5	101	-	n.m.
Net income before change in fair value of financial derivative and unrealized foreign exchange loss		**9,482**	**2,500**	**279**
Net change in fair value of financial derivative	A.6	(4,207)	-	n.m.
Foreign exchange (loss) / gain - unrealized	A.7	(1,312)	627	-309
Total return for the period before tax		**3,963**	**3,127**	**27**
Income tax expense		(1,879)	(620)	203
Total return for the period after tax		2,084	2,507	-17
Minority interests		(953)	(325)	193
Total return for the period attributable to unitholders before distribution		1,131	2,182	-48
Distribution to Unitholders from operations - Period from 1/7/06 to 31/12/06		(8,950)	-	
Total return for the period attributable to Unitholders after distribution		(7,819)	2,182	-458

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Note	1Q 2007 Actual (1/1/07 to 31/3/07) S$'000	1Q 2006 Actual (19/1/06 to 31/3/06)[1] S$'000	% +/-
Total return for the period attributable to unitholders before distribution		1,131	2,182	-48
Net effect of non-tax deductible / chargeable items and other adjustments	A.8	6,911	(197)	n.m.
Total amount distributable to Unitholders for the period		8,042	1,985	305
Comprises :				
- from operations		2,361	166	
- from unitholders' contributions		5,681	1,819	
		8,042	1,985	305

Footnotes

(1) ART was established on 19 January 2006 but the acquisition of the properties was completed on 1 March 2006. Hence the income recorded for 1Q 2006 relates only to the 1-month period from 1 March 2006 to 31 March 2006. ART had no income from 19 January 2006 to 28 February 2006.

1(a)(ii) Explanatory Notes to Consolidated Statement of Total Return

The income recorded for 1Q 2007 relates to 3-month period from 1 January 2007 to 31 March 2007 while the income recorded for 1Q 2006 relates to 1-month period from 1 March 2006 to 31 March 2006. Hence detailed explanation on variances is more meaningful for March 2007 versus March 2006 in note 1(a)(iii), where the consolidated statements of total return for March 2007 and March 2006 are presented.

A.1 Direct expenses include the following items:

	1Q 2007 Actual (1/1/07 to 31/3/07) S$'000	1Q 2006 Actual (19/1/06 to 31/3/06) S$'000	% +/-
Depreciation and amortisation	(819)	(262)	213
Staff costs	(3,052)	(1,069)	186

A.2 Other operating income

The other operating income comprises primarily service and maintenance fees and fees for managing public areas as well as other miscellaneous income.

A.3 Foreign exchange gain / (loss) - realized

The foreign exchange gain recognized in March 2007 was mainly due to the repayment of US$ bank loan, as a result of the depreciation of US$ against S$.

A.4 Other operating expenses

Other operating expenses comprise primarily trust expenses such as annual listing fee and registry fees, valuation fees, costs associated with the preparation and distribution of reports and communication to unitholders and investors.

A.5 Share of profit of associates (net of tax)

The share of profit of associates mainly relates to the Group's 40% share of the results of Somerset Roppongi, Japan and 26.8% share of results of Somerset Chancellor Court, Ho Chi Minh City.

A.6 Net change in fair value of financial derivative

The 1Q 2007 loss of $4.2 million relates to unrealized changes in the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level. The corresponding translation effect to the Group arising on the underlying US$ bank loan was an unrealized foreign exchange gain of S$2.0 million taken to the Statement of Total Return (refer to Para A.7) and a translation gain of S$1.7 million taken to the foreign currency translation reserve. Hence, the net impact on the Group's net asset value was S$0.5 million.

A.7 Foreign exchange (loss) / gain - unrealized

The foreign exchange loss recognised in 1Q 2007 was mainly due to (1) unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollar ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of US$ against S$, and (2) unrealized revaluation gain on US$ bank loan in a subsidiary's books, as a result of the depreciation of US$ against RMB.

A.8 Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:

	Q1 2007 Actual (1/1/07 to 31/3/07) S$'000	Q1 2006 Actual (19/1/06 to 31/3/06) S$'000	% +/-
Trustee's fees*	14	11	27
Depreciation (net of MI)	729	238	206
Net change in fair value of financial derivative (Note A.6)	4,207	-	n.m.
Unrealized exchange loss / (gain) (Note A.7)	1,312	(627)	309
Manager's management fee payable in units	608	178	242

* This relates to the Singapore properties only and are not tax deductible.

1(a)(iii) CONSOLIDATED STATEMENT OF TOTAL RETURN – March 2007 vs March 2006

		March 2007 S$'000	March 2006 S$'000	% +/-
Revenue	B.1	10,401	8,697	20
Direct expenses	B.2	(5,461)	(4,462)	22
Gross Profit	B.1	4,940	4,235	17
Finance income		36	9	300
Other operating income	B.3	77	1	n.m.
Finance costs	B.4	(1,307)	(1,141)	15
Manager's management fees		(432)	(357)	21
Trustee's fee		(12)	(26)	-54
Professional fees		(26)	(86)	-70
Audit fees		(26)	(32)	-19
Foreign exchange gain / (loss) - realized	B.5	349	(45)	n.m.
Other operating expenses	B.6	(41)	(58)	-29
Share of profit of associate (net of tax)		(25)	-	n.m.
Net income before change in fair value of financial derivative and unrealized exchange loss		**3,533**	**2,500**	**41**
Net change in fair value of financial derivative	B.7	(977)	-	n.m.
Foreign exchange (loss) / gain - unrealized	B.8	(1,819)	627	-390
Total return for the period before tax		**737**	**3,127**	**-76**
Income tax expense	B.9	(906)	(620)	46
Total return for the period after tax		**(169)**	**2,507**	**-107**
Minority interests		(309)	(325)	-5
Total return for the period attributable to Unitholders		**(478)**	**2,182**	**-122**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

		March 2007 S$'000	March 2006 S$'000	% +/-
Total return for the period attributable to Unitholders		(478)	2,182	-122
Net effect of non-tax deductible / chargeable items and other adjustments	B.10	3,287	(197)	n.m.
Total Unitholders' distribution		**2,809**	**1,985**	**42**
Comprises :				
- from operations		705	166	
- from unitholders' contributions		2,104	1,819	
		2,809	**1,985**	**42**

1(a)(iv) Explanatory Notes to Consolidated Statement of Total Return

B.1 Revenue and Gross profit

Revenue

Revenue for March 2007 of S$10.4 million has increased by 20% as compared to March 2006. The increase in revenue was due to the inclusion of the revenue of Somerset Olympic Tower, which was acquired in October 2006 and Ascott Makati, which was acquired on 22 March 2007, and the increase in revenue per available unit ("REVPAU") of the Group's serviced residences across most countries.

Gross profit

The improved performances from the Group's serviced residences across all the countries, except for Indonesia, and the inclusion of the results of Somerset Olympic Tower and Ascott Makati resulted in the increase of the gross profit by 17%, from S$4.2 million in March 2006 to S$4.9 million in March 2007.

B.2 Direct expenses include the following items:

	March 2007 S$'000	March 2006 S$'000	% +/-
Depreciation and amortization	(274)	(262)	5
Staff costs	(1,164)	(1,069)	9

B.3 Other operating income

Other operating income for March 2007 increased mainly due to higher convention revenue from Somerset Grand Hanoi as a result of more wedding events and conventions being held in March 2007 as compared to March 2006.

B.4 Finance costs

Finance costs for March 2007 increased by S$0.2 million. This was mainly due to interest expense arising from the assumption of the existing loan on the acquisition of Somerset Olympic Tower.

B.5 Foreign exchange gain / (loss) - realized

The foreign exchange gain recognized in March 2007 was mainly due to the repayment of US$ bank loan, as a result of the depreciation of US$ against S$.

B.6 Other operating expenses

Other operating expenses comprise primarily trust expenses such as annual listing fee and registry fees, valuation fees, costs associated with the preparation and distribution of reports and communication to unitholders and investors.

B.7 Net change in fair value of financial derivative

The March 2007 loss of $1.0 million relates to unrealized changes in the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level. The corresponding translation effect to the Group arising on the underlying US$ bank loan was an unrealized foreign exchange gain of S$0.4 million taken to the Statement of Total Return (refer to Para B.8) and a translation gain of S$0.2 million taken to the foreign currency translation reserve. Hence, the net impact on the Group's net asset value was S$0.4 million.

B.8 Foreign exchange (loss) / gain - unrealized

The foreign exchange loss recognised in March 2007 was mainly due to (1) unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollar ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$, and (2) unrealized revaluation gain on US$ bank loan in a subsidiary's books, as a result of the depreciation of US$ against RMB.

8.9 Income tax expense

Taxation for March 2007 was higher by S$0.3 million as compared to the corresponding period last year. This was mainly due to higher operating profit achieved and the unrealized revaluation gain on US$ bank loan recorded in a China subsidiary's books (refer to Para 8.8), which is taxable in China.

8.10 Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:

	March 2007 S$'000	March 2006 S$'000	% +/-
Trustee's fees*	4	11	-64
Depreciation (net of MI)	244	238	3
Net change in fair value of financial derivative (Note 8.7)	977	-	n.m.
Unrealized exchange loss / (gain) (Note 8.8)	1,819	(627)	-390
Manager's management fee payable in units	216	178	21

* This relates to the Singapore properties only and are not tax deductible.

1(b)(i) BALANCE SHEET

	Note	GROUP Actual 31/3/07 S$'000	GROUP Actual 31/12/06 S$'000	REIT Actual 31/3/07 S$'000	REIT Actual 31/12/06 S$'000
Non-Current Assets					
Plant and equipment		26,193	13,069	3,460	3,640
Serviced residence properties	1(b)(ii)	1,104,975	982,567	288,278	288,278
Interest in subsidiaries	1(b)(iii)	-	-	126,178	90,326
Interest in associate		9,188	9,558		
Deferred tax assets		4,368	4,284	-	-
		1,144,724	1,009,478	417,916	382,244
Current Assets					
Inventories		337	231	-	-
Trade receivables		4,972	4,135	1,409	840
Other receivables and deposits	1(b)(iv)	56,267	27,547	507,564	400,185
Cash and bank balances	1(b)(v)	102,268	36,267	75,416	12,714
		163,844	68,180	584,389	413,739
Total Assets		1,308,568	1,077,658	1,002,305	795,983
Non-Current Liabilities					
Interest bearing liabilities	1(b)(vi)	(299,728)	(286,140)	(119,321)	(116,991)
Financial liabilities	1(b)(vii)	(9,615)	(5,408)	(9,615)	(5,408)
Deferred tax liabilities		(3,467)	(3,474)	-	-
Minority interests		(66,658)	(53,175)	-	-
Net assets attributable to unitholders	1(d)(i)	(835,028)	(661,812)	(815,506)	(642,674)
		(1,214,496)	(1,010,009)	(944,442)	(765,073)
Current Liabilities					
Trade payables		(4,051)	(3,159)	(37)	(63)
Other payables	1(b)(viii)	(78,558)	(55,680)	(57,592)	(30,582)
Interest bearing liabilities	1(b)(vi)	(7,819)	(7,342)	-	-
Provision for taxation		(3,644)	(1,468)	(234)	(265)
		(94,072)	(67,649)	(57,863)	(30,910)
Total Liabilities		(1,308,568)	(1,077,658)	(1,002,305)	(795,983)

1(b)(ii) Serviced residence properties

The increase in the Group's serviced residence properties as at 31 March 2007 was mainly due to the acquisition of Ascott Makati on 22 March 2007 and Somerset Chancellor Court on 30 March 2007 via the acquisition of serviced residence property holding companies. The increase was partially offset by the loss arising from translating the Group's overseas serviced residence properties denominated in foreign currencies to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

1(b)(iii) Interest in subsidiaries

The increase in the REIT's interest in subsidiaries is due to the acquisition of Somerset Chancellor Court in Ho Chi Minh City and Ascott Makati in Manila, via the acquisition of serviced residence property holding companies.

1(b)(iv) Other receivables and deposits

The increase in the Group's other receivables and deposits is mainly due to the 10% deposit paid for the acquisition of Somerset Azabu East, Tokyo and the remaining 60% interest in Somerset Roppongi, Tokyo.

The REIT's other receivables and deposits mainly include shareholder's loans advanced to its subsidiaries.

1(b)(v) Cash and bank balances

The increase in the Group's and REIT's cash and bank balances as at 31 March 2007 was mainly due to the remaining balance of the proceeds raised from the recent equity fund raising (which concluded on 26 March 2007), pending completion of the acquisition of Somerset Roppongi, Tokyo, Somerset Azabu East, Tokyo and Somerset Gordon Heights, Melbourne.

1(b)(vi) Interest bearing liabilities

		Actual As at 31/3/07 S$'000	Actual As at 31/12/06 S$'000
Secured borrowings			
- Amount repayable in one year or less or on demand		7,819	7,342
- Amount repayable after one year		300,245	286,690
Less: Fees and expenses incurred for debt raising exercise amortised over the tenure of secured loans		(517)	(550)
		299,728	286,140
Total	(1)	307,547	293,482

(1) The increase in the Group's borrowings as at 31 March 2007 was mainly due to the assumption of a bank loan of approximately S$21.7 million on the acquisition of Somerset Chancellor Court, partially offset by the lower balances arising from translating the Group's borrowings denominated in foreign currencies to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

Details of collateral

The borrowings of the Group are generally secured by:

- Mortgage on subsidiaries' serviced residence properties and the assignment of the rights, titles and interests with respect to the properties
- Assignment of rental proceeds of the properties and insurance policies relating to the properties
- Pledge of shares of some subsidiaries
- Corporate guarantee from the Trust

1(b)(vii) Financial Liabilities

The S$9.6 million relates to the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level.

1(b)(viii) Other payables

The increase in the Group's other payables was mainly due to (1) consolidation of liabilities as a result of the acquisition of Ascott Makati and Somerset Chancellor Court, (2) accrual of transaction costs for the recent equity fund raising exercise and (3) accrual of acquisition costs for the new acquisitions.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	Note	1Q 2007 Actual (1/1/07 to 31/3/07) S$'000	1Q 2006 Actual (19/1/06 to 31/3/06) [1] S$'000
Operating Activities			
Total return for the period before tax		3,963	3,127
Adjustments for:			
Depreciation and amortization		819	262
Loss on disposal of plant and equipment		1	-
Finance costs		3,521	1,141
Finance income		(178)	(9)
Net change in fair value of financial derivative		4,207	-
Share of profit of associate		(101)	-
Operating profit before working capital changes		12,232	4,521
Changes in working capital	2	(12,348)	(44,350)
Cash generated from operations		(116)	(39,829)
Income tax paid		(1,339)	(434)
Cash flows from operating activities		(1,455)	(40,263)
Investing Activities			
Interest received		3,163	118
Acquisition of plant and equipment		(496)	(232)
Acquisition of subsidiaries, net of cash acquired		(107,859)	23,882
Acquisition of serviced residence properties		-	(63,176)
Capital expenditure on serviced residence properties		(2,398)	-
Acquisition of associate		(43)	-
Proceeds from sale of plant and equipment		13	-
Cash flows from investing activities		(107,620)	(39,408)
Financing Activities			
Proceeds from bank borrowings		2,330	115,711
Interest paid		(7,437)	(754)
Distribution to unitholders		(14,798)	-
Repayment of bank borrowings		(4,304)	(16,792)
Dividend paid to minority shareholders		(609)	-
Payment of issue expenses		-	(5,720)
Proceeds from issue of new units		200,342	-
Cash flows from financing activities		175,524	92,445
(Decrease) / Increase in cash & cash equivalents		66,449	12,774
Cash and cash equivalents at beginning of the period		36,267	-
Effect of exchange rate changes on balances held in foreign currencies		(448)	-
Cash and cash equivalents at end of the period		102,268	12,774

Footnotes

(1) *Although ART was established on 19 January 2006, the acquisition of the properties was completed on 1 March 2006. Consequently, the comparative figures only represent the cash flow for the 1-month period from 1 March 2006 to 31 March 2006 as there was no income from 19 January 2006 to 28 February 2006.*

(2) *The negative changes in working capital were mainly due to repayment of amounts owing to related companies, payment of acquisition costs and manager's management fees.*

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS

	Note	GROUP 1Q 2007 (1/1/07 to 31/3/07) S$'000	GROUP 1Q 2006 19/1/06 to 31/3/06) S$'000	REIT 1Q 2007 (1/1/07 to 31/3/07) S$'000	REIT 1Q 2006 19/1/06 to 31/3/06) S$'000
Unitholders' Contribution					
Balance as at beginning of period		633,597	-	633,597	-
Issue of new units		200,342	599,303	200,342	599,303
Issue expenses		(3,723)	(5,720)	(3,723)	(5,720)
Distribution to Unitholders		(5,848)	-	(5,848)	-
Balance as at end of period		824,368	593,583	824,368	593,583
Operations [1]					
Balance as at beginning of period		26,151	-	9,077	-
Change in net assets attributable to unitholders resulting from operations after distribution		(7,819)	2,182	(17,939)	277
Balance as at end of period		18,332	2,182	(8,862)	277
Foreign Currency Translation reserve					
Balance as at beginning of period		2,064	-	-	-
Translation differences relating to financial statements of foreign subsidiaries		(9,736)	1,533	-	-
Balance as at end of period		(7,672)	1,533	-	-
Net Assets Attributable to Unitholders	1(b)(i)	835,028	597,298	815,506	593,860

1(d)(ii) Details of any change in the units

	REIT 1Q 2007 (1/1/07 to 31/3/07) '000	REIT 1Q 2006 19/1/06 to 31/3/06) '000
Balance as at beginning of period	498,639	-
Issue of new units :		
- settlement for the purchase of two Singapore properties	-	165,880
- settlement for the purchase of the property companies shares	-	288,120
- payment of Manager's management fees	651	-
- payment of Manager's acquisition fee	111	
- equity fund raising on 26 March 2007	105,334	-
Balance as at end of period	604,735	454,000

Footnotes

(1) Although ART was established on 19 January 2006, the acquisition of the properties was completed on 1 March 2006. Consequently, the comparative figures only represent the income for the 1 month period from 1 March 2006 to 31 March 2006 as there was no income from 19 January 2006 to 28 February 2006.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those disclosed in the audited financial statements for the period ended 31 December 2006.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Nil

6. **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units for the period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

Earnings per unit (EPU)(cents)	1Q 2007 Actual (1/1/07 to 31/3/07)	1Q 2006 Actual (19/1/06 to 31/3/06)
Number of units on issue at end of period	604,735,218	454,000,000
Weighted average number of units for the period	506,074,109	454,000,000
EPU (cents) – Basic and Diluted (based on the weighted average number of units for the period)	0.22	0.48

The diluted EPU is the same as the basic EPU as there were no dilutive instruments in issue during the period.

Distribution per unit (DPU)(cents)	1Q 2007 Actual			1Q 2006 Actual
	1/1/07 to 25/3/07	26/3/07 to 31/3/07	1/1/07 to 31/3/07	(19/1/06 to 31/3/06)
Number of units on issue at end of period	499,400,889	604,735,218	604,735,218	454,000,000
DPU (cents) – Basic and diluted	1.50*	0.09	1.59	0.44

The diluted DPU is the same as the basic DPU as there were no dilutive instruments in issue during the period.

* Refer to Para 11 for details of the advance distribution of ART's distributable income for the period from 1 January 2007 to 25 March 2007 (prior to the date on which the new units are issued on 26 March 2007 under the recent equity fund raising).

7. **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Group		REIT	
	Actual 31/3/07	Actual 31/12/06	Actual 31/3/07	Actual 31/12/06
NAV per units ($)	1.38	1.33	1.35	1.29

8(i) **GROUP PERFORMANCE REVIEW**

8(i)(a) **Revenue and Gross Profit Analysis - March 2007 vs. March 2006**

		Revenue					Gross Profit				REVPAU Analysis		
	Ref	Actual Mar 2007	Actual Mar 2006	Variance		Ref	Actual Mar 2007	Actual Mar 2006	Variance		Actual Mar 2007	Actual Mar 2006	+/-
		S$'M		S$M	%		S$'M		S$'M	%	S$/day	S$/day	%
Singapore		2.4	2.0	0.4	*20%*		1.3	1.1	0.2	*18%*	188	152	24%
China		3.3	2.6	0.7	*27%*		1.5	1.1	0.4	*36%*	146	146	-
Vietnam		1.9	1.8	0.1	*6%*		1.2	1.1	0.1	*9%*	132	119	11%
Indonesia		1.6	1.9	(0.3)	*-16%*		0.5	0.8	(0.3)	*-38%*	68	83	-18%
Philippines		1.2	0.4	0.8	*200%*		0.4	0.1	0.3	*300%*	108	60	80%
	A.1	10.4	8.7	1.7	*20%*	A.1	4.9	4.2	0.7	*17%*	125	112	12%

Revenue grew by 20% from S$8.7 million in March 2006 to S$10.4 million in March 2007. The increase in revenue was primarily due to the inclusion of the revenue of Somerset Olympic Tower and Ascott Makati which were acquired in October 2006 and late March 2007 respectively. On a same store basis, overall revenue per available unit ("REVPAU") increased by 9% from S$112 in March 2006 to S$122 in March 2007, mainly driven by higher average daily rates. Serviced residence operations in Singapore, Vietnam and Philippines achieved a double digit REVPAU growth in March 2007 as compared to the corresponding period.

In line with the increased revenue, gross profit for March 2007 of S$4.9 million was an increase of 17% as compared to March 2006. This was supported by growth in all countries, except Indonesia.

In Singapore, the Group's serviced residence achieved an overall REVPAU of S$188 for March 2007, an increase of 24% from S$152 in March 2006. As the Singapore economy continued to grow at a healthy pace and inward foreign direct investment into Singapore remained strong, the Group increased its average daily rates while maintaining occupancy above 90%. As a result, the gross profit of Singapore operations for March 2007 exceeded that of March 2006 by 18%.

For China operations, revenue and gross profit increased by 27% and 36% respectively in March 2007 as compared to March 2006. This was due to the inclusion of Somerset Olympic Tower in the portfolio. On a same store basis, revenue was lower by S$0.1 million, however gross profit remained at the same level as that in March 2006 due to improved cost management.

In Vietnam, the revenue and gross profit of the Group's serviced residence increased by 6% and 9% respectively in March 2007 as compared to March 2006. These increases were due to higher average daily rates achieved for long stays upon renewal of leases as well as for short stays. The rate increases were bolstered by strong demand in Vietnam for quality serviced residences as a result of Vietnam's economic expansion and growth, and shortage of internationally managed serviced residences.

In Indonesia, REVPAU for March 2007 declined from S$83 in March 2006 to S$68 in March 2007. Increased competitive pressures caused by an increased supply of serviced residences and the major road closure and massive construction activities around Ascott Jakarta and the recent flood contributed to the drop in occupancy for March 2007. This has resulted in the revenue and gross profit for March 2007 declining by S$0.3 million as compared to March 2006.

In Philippines, the Group's serviced residences continued to show strong results. On a same store basis, REVPAU increased by 33% from S$60 in March 2006 to S$80 in March 2007. The strong growth was driven by healthy increases in both occupancy rates and average daily rates. These resulted in an improvement in the revenue of the Philippines operations from S$0.4 million in March 2006 to S$0.6 million in March 2007. In line with the increased

revenue, gross profit for March 2007 at S$0.2 million increased by 100% as compared to March 2006. Including Ascott Makati, REVPAU, revenue and gross profit for March 2007 increased by 80%, 200% and 300% respectively as compared to March 2006.

8(i)(c) **Total Return**

Total Return	Actual Mar 2007 S$'000	Actual Mar 2006 S$'000	+/- %
Operating net profit	1,969	1,600	23
Net change in fair value of financial derivative	(977)	-	n.m.
Foreign exchange (loss) / gain	(1,470)	582	n.m.
Total return attributable to unitholders	(478)	2,182	-122

The Group's operating performance in March 2007 exceeded that of the comparative period in 2006. Excluding foreign exchange differences and net change in fair value of financial derivative, the operating net profit for March 2007 was S$2.0 million vs. S$1.6 million in March 2006, an improvement of S$0.4 million or 23%. This was mainly due to the strong performance from the Group's serviced residences in all countries except Indonesia.

9. **Variance between the forecast as disclosed in the Prospectus and the actual results**

9(i) **Consolidated Statement of Total Return for the period of 1 January 2007 to 31 March 2007**

		Actual S$'000	Forecast[1] S$'000	% +/-
Revenue	(a)	28,957	27,602	5
Direct expenses		(15,335)	(14,968)	2
Gross Profit	(a)	13,622	12,634	8
Finance income		178	-	n.m.
Other operating income	(b)	361	133	171
Finance costs	(c)	(3,521)	(3,146)	12
Manager's management fees	(d)	(1,216)	(1,082)	12
Trustee's fee		(37)	(33)	12
Professional fees		(99)	(122)	-19
Audit fees		(67)	(82)	-18
Foreign exchange gain (realized)	(e)	239	-	n.m.
Other operating expenses		(79)	(98)	-19
Share of profit of associate		101	-	n.m.
Net income before change in fair value of financial derivative and unrealized foreign exchange loss		9,482	8,204	16
Net change in fair value of financial derivative	(f)	(4,207)	-	n.m.
Foreign exchange loss (unrealized)	(g)	(1,312)	-	n.m
Total return for the period before tax		3,963	8,204	-52
Income tax expense	(h)	(1,879)	(1,644)	14
Total return for the period after tax		2,084	6,560	-68
Minority interests		(953)	(908)	5
Total return for the period attributable to Unitholders before distribution	(i)	1,131	5,652	-80

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

		Actual S$'000	Forecast[1] S$'000	% +/-
Total return for the period attributable to Unitholders before distribution		1,131	5,652	-80
Net effect of non-tax deductible / chargeable items and other adjustments	(j)	6,911	1,685	310
Total amount distributable to Unitholders for the period		8,042	7,337	10
Distribution per unit (in cents) - for the period		1.59	1.59	

Footnote

(1) *The forecast is extracted from the Prospectus and is based on the assumptions set out in the Prospectus.*

9(ii) **Review of the Group's performance for the period 1 January 2007 to 31 March 2007**

	Revenue				Gross Profit			
	Actual	Forecast[1]	Variance		Actual	Forecast[1]	Variance	
	S$'M		S$'M	%	S$'M		S$'M	%
Singapore	7.3	5.6	1.7	30%	3.9	2.6	1.3	50%
China	9.2	9.2	-	-	3.7	3.9	(0.2)	-5%
Vietnam	5.5	5.5	-	-	3.7	3.4	0.3	9%
Indonesia	4.7	6.0	(1.3)	-22%	1.5	2.3	(0.8)	-35%
Philippines	2.3	1.3	1.0	77%	0.8	0.4	0.4	100%
	29.0	27.6	1.4	5%	13.6	12.6	1.0	8%

Footnote

(1) *The forecast is extracted from the Prospectus and was based on the initial 12 properties.*

(a) Revenue is higher by S$1.4 million or 5% as compared to the forecast on a portfolio basis due to the inclusion of the revenue of Somerset Olympic Tower and Ascott Makati. In line with the increased revenue, gross profit increased by S$1.0 million or 8% on a portfolio basis. Gross profit margin increased by 1 percentage point from 46% in the forecast to 47% in the actual results.

In Singapore, revenue and gross profit of the Group's serviced residence increased by 30% and 50% respectively. This was mainly due to an increase in the average daily rates.

In China, including Somerset Olympic Tower, revenue of the Group's serviced residence was at the same level as that in the forecast. On a same store basis, revenue declined by 27% or S$2.5 million as compared to the forecast. This was mainly due to the change in business mix for the Beijing properties which resulted in lower demand for bigger apartment units, and the expiry of a few key accounts due to completion of projects. In addition, competition intensified with an increase in supply of serviced residence in Shanghai and Beijing. In line with lower revenue, gross profit decreased by S$1.4 million as compared to the forecast. Ascott Beijing is currently undergoing reconfiguration (expected to complete by mid 2007) to convert the bigger apartment units to smaller apartment units to meet the growing market demand for such units.

In Vietnam, revenue of the Group's serviced residence was at the same level as that in the forecast. Due to improved operating efficiency, gross profit increased by S$0.3 million or 9% as compared to the forecast.

In Indonesia, revenue declined by S$1.3 million as compared to the forecast due to lower REVPAU achieved resulting from keen competition caused by an increase in the supply of serviced residences, major road closure and massive construction activities around Ascott Jakarta, and the recent flood. Gross profit decreased by S$0.8 million as compared to the forecast due to higher operation and maintenance expense.

In Philippines, on a same store basis, revenue increased by S$0.3 million or 23% as compared to the forecast. This was driven by increases in both occupancy rates and average daily rates. In line with the increased revenue, gross profit was higher than the forecast by 50%. Including Ascott Makati, revenue and gross profit increased by 77% and 100% respectively as compared to the forecast.

(b) Other operating income was S$0.2 million higher than the forecast mainly due to higher service and maintenance fees and fees for managing public areas.

(c) Finance costs were S$0.4 million higher than the forecast. This was mainly due to interest expense arising from the assumption of the existing loan on the acquisition of Somerset Olympic Tower.

(d) Manager's management fee was higher than forecast by 12% due to bigger portfolio under management with four additional properties added and higher gross profit achieved.

(e) The realized foreign exchange gain recognized in 1Q 2007 was mainly due to the repayment of US$ bank loan, as a result of the depreciation of US$ against S$.

(f) This relates to unrealized changes in the fair value of the cross currency swap, entered into to convert a subsidiary's US$ bank loan to a S$ bank Loan. Refer to Para A.6.

(g) The unrealized foreign exchange loss recognised in 1Q 2007 was mainly due to (1) unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollar ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of US$ against S$, and (2) unrealized revaluation gain on US$ bank loan in a subsidiary's books, as a result of the depreciation of US$ against RMB.

(h) Income tax expense was higher by S$0.2 million as compared to the forecast. This was mainly due to higher operating profit achieved and the unrealized revaluation gain on US$ bank loan recorded in a China subsidiary's books (refer to Para g), which was taxable in China.

(i) Total return attributable to unitholders (excluding change in fair value of financial derivative and foreign exchange differences) was S$6.4 million, an increase of S$0.6 million or 13% over the forecast of S$5.7 million. Total unitholders' distribution for the period was S$0.7 million or 10% higher than the forecast.

(j) **Net effect of non-tax deductible / (chargeable) items and other adjustments includes the following items:**

	Actual S$'000	Forecast S$'000	+/-
Trustee's fees *	14	12	17%
Depreciation (net of MI)	729	1,149	-37%
Net change in fair value of financial derivative	4,207	-	n.m.
Unrealized exchange loss	1,312	-	n.m.
Manager's management fee payable in units	608	541	12%

* This relates to Singapore properties only and are not tax deductible.

10. PROSPECTS

As disclosed in the Offer Information Statement ('OIS') dated 12 March 2007, the forecast for April to December 2007 included the acquisition of Ascott Makati in Manila, the additional 40.2% interest in Somerset Chancellor Court, Ho Chi Minh City, Somerset Azabu East, Tokyo, the remaining 60% interest in Somerset Roppongi, Tokyo and Somerset Gordon Heights in Melbourne.

In March and April 2007, we completed the acquisition of Ascott Makati, the additional 40.2% interest in Somerset Chancellor Court, Somerset Azabu East and the remaining 60% interest in Somerset Roppongi.

We expect to complete the acquisition of Somerset Gordon Heights in the second quarter of this year.

With the completion of these acquisitions, ART's portfolio will increase to 18 properties with 2,904 apartment units across seven countries in Asia Pacific.

We will also complete the reconfiguration of Ascott Beijing, converting 35 of the larger three-bedroom apartments into 70 smaller one-bedroom apartments, by June 2007.

With the above, ART is well-positioned to continue to benefit from the strong demand for serviced residences in the Asia Pacific region as the increasing level of inward foreign direct investment brings more business travellers to the region.

For the full year 2007, the manager of ART is confident of delivering the forecast distribution per unit of 7.27 cents (on an annualised basis) as disclosed in the OIS.

11. DISTRIBUTIONS

In conjunction with the recent equity fund raising (which concluded on 26 March 2007), ART will make, in lieu of the scheduled semi-annual distribution, an advance distribution of ART's distributable income for the period from 1 January 2007 to 25 March 2007 (prior to the date on which the new units are issued under the equity fund raising). The next distribution following the advance distribution will comprise ART's distributable income for the period from 26 March 2007 (the day that the new units were issued) to 30 June 2007. Semi-annual distributions will resume thereafter.

11(a) Current financial period

Any distributions declared for the current financial period? Yes

Period of distribution : Distribution for 1 January 2007 to 25 March 2007

Distribution Type	Distribution Rate (cents)
Taxable Income	0.63
Tax Exempt Income	0.30
Capital	0.47
Other Gains	0.10
Total	**1.50**

Tax rate : **Taxable Income Distribution**

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Tax-Exempt Income Distribution

Tax-exempt income distribution is exempt from tax in the hands of all unitholders

Capital Distribution

Capital distribution represents a return of capital to unitholders for tax purposes and is therefore not subject to income tax. For unitholders who are liable to tax on profits from sale of ART Units, the amount of capital distribution will be applied to reduce the cost base of their ART Units for tax purposes.

Other Gains Distribution

Other gains distribution is not a taxable distribution to the Unitholders. However, such distribution is taxable if it is considered gains or profits of a trade or business carried on in Singapore by the Unitholders.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? No

11(c) Book closure date : 23 March 2007

11(d) Date payable : 30 April 2007

12. **Confirmation pursuant to Rule 705(4) of the Listing Manual**

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and REIT (comprising the balance sheets, consolidated statement of total return, net assets attributable to unitholders and consolidated cash flow statement, together with their accompanying notes as at 31 March 2007 and the results of the business, changes in net assets attributable to unitholders and cash flows of the Group for the three months ended 31 March 2007), to be false or misleading in any material respect.

On behalf of the Board
Ascott Residence Trust Management Limited

Lim Jit Poh
Director

Cameron Ong
Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As Manager of Ascott Residence Trust

Kang Siew Fong
Company Secretary

Singapore
23 April 2007


ASCOTT
RESIDENCE
TRUST

FOR IMMEDIATE RELEASE

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

NEWS RELEASE

ART ACHIEVES S$8 MILLION NET DISTRIBUTABLE INCOME FOR 1Q 2007, 10 PERCENT ABOVE FORECAST

Underpinned by strong operating performance and acquisitions in line with S$2 billion portfolio target

Singapore, 23 April 2007 – Ascott Residence Trust Management Limited (ARTML), the manager of Ascott Residence Trust (ART), is pleased to announce that ART has achieved a net distributable income of S$8.0 million for unitholders for the period 1 January 2007 to 31 March 2007. This represents a 10 percent increase over the forecast of S$7.3 million. Actual distributable income per unit (DPU) for the same period is 1.59 cents, as forecasted.

Highlights of results for 1 January 2007 to 31 March 2007

	Actual S$'m	Forecast S$'m	Variance
Revenue	29.0	27.6	+5%
Gross Profit	13.6	12.6	+8%
Unitholders' Distribution	8.0	7.3	+10%
DPU (cents)	1.59	1.59	-

Mr Lim Jit Poh, ARTML's Chairman said: "Following ART's successful equity fund raising in March 2007 to fund the acquisition of Ascott Makati, Somerset Azabu East, Somerset Roppongi, Somerset Chancellor Court and Somerset Gordon Heights properties, ART has now enlarged its presence in Manila, Tokyo and Ho Chi Minh City. It has also gained a foothold in Melbourne, an established serviced residence market. These acquisitions will increase ART's portfolio to 18 properties with 2,904 units in ten cities across seven countries and are expected to further improve ART's performance."

Mr Chong Kee Hiong, ARTML's Chief Executive Officer said: "ART's higher 1Q 2007 revenue was primarily driven by higher average daily rates in Singapore and the Philippines. For the Philippines, the strong performance of our existing portfolio was further boosted by the inclusion of Ascott Makati which was acquired in late March 2007. ART is well-positioned to benefit from the continued strong demand for serviced residences in the Asia Pacific region as the increasing level of inward foreign direct investment brings more business travellers to the region."

For the full year 2007, ARTML is confident of delivering the forecast DPU of 7.27 cents (on an annualised basis) as disclosed in the Offer Information Statement dated 12 March 2007.

In conjunction with the recent equity fund raising (which concluded on 26 March 2007), ART will make, in lieu of the scheduled semi-annual distribution, an advance distribution of ART's distributable income for the period from 1 January 2007 to 25 March 2007 (prior to the date on which the new units are issued under the equity fund raising).

The next distribution following the advance distribution will comprise ART's distributable income for the period from 26 March 2007 (the day the new units were issued) to 30 June 2007. Semi-annual distributions will resume thereafter.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first pan-Asian serviced residence real estate investment trust, and was established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the pan-Asian Region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisitions, ART's portfolio will expand to S$1.2 billion, comprising 18 properties with 2,904 units in ten cities across seven countries.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the Main Board of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator outside the United States, with about 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---




ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST
1Q 2007 Financial Results
23 April 2007



Agenda

- Financial Review
- 1Q 2007 Updates
- Outlook & Prospects

Disclaimer

IMPORTANT NOTICE

The value of units in Ascott Residence Trust ("ART') (the "Units") and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by the Manager of ART (the "Manager") or any of its affiliates. An investment in the Units is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Prospective investors and Unitholders are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Unitholders of ART (the "Unitholders") have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that Unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.



1Q 2007 Highlights



Net Distributable Income Higher Than Forecast



+ 10 %
7.3
8.0
1.59
1.59
1Q 2007 Forecast
1Q 2007 Actual
Distribution (S$million)
DPU (cents)

Net Distributable Income of S$8.0 million 10% Above Forecast



Financial Review





Statement of Total Return
Actual VS Forecast


S$m
30
20
10
0
+ 5 %
27.6
29.0
+ 8 %
12.6
13.6
+ 10 %
7.3
8.0
Revenue
Gross Profit
Unitholders' Distribution
1Q 2007 Forecast
1Q 2007 Actual

1Q 2007 Net Distributable Income of S$8.0 million 10% Above Forecast

Statement of Total Return
March 2007 VS March 2006


S$m
15
10
5
0
+ 20 %
+ 17 %
+ 42 %
8.7
10.4
4.2
4.9
2.0
2.8
Revenue
Gross Profit
Unitholders' Distribution
March 2006 Actual#
March 2007 Actual*

March 2007 Net Distributable Income 42% Higher Year-On-Year

Note: ART was established on 19 January 2006 but the acquisition of the properties was completed on 1 March 2006. Hence the income recorded for 1Q 2006 relates only to the 1-month period from 1 March 2006 to 31 March 2006. ART had no income from 19 January 2006 to 28 February 2006.

* Based on contribution from 16 properties.

Based on initial portfolio of 12 properties.

Strong 12% Portfolio RevPAU Growth


Indonesia:
- Drop in occupancy for Ascott Jakarta due to massive construction activities surrounding the residence and recent flood in the city
S$
200
150
100
50
0
+ 24 %
152
188
146
146
83
68
+ 80 %
60
108
+ 11 %
119
132
+ 12 %
112
125
Singapore
China
Indonesia
The Philippines
Vietnam
Overall
March 2006 Actual
March 2007 Actual

Singapore

Somerset Grand Cairnhill, Singapore

Somerset Liang Court Property, Singapore

S$m

3
2
1
0

+ 20 %
2.0
2.4
+ 18 %
1.1
1.3

Revenue
Gross Profit

March 2006 Actual
March 2007 Actual

Revenue increase driven by higher rates and strong occupancies

China



Ascott Beijing
Somerset Grand Fortune Garden, Beijing
Somerset Xu Hui, Shanghai
Somerset Olympic Tower Property, Tianjin
S$m
4
3
2
1
0
+ 27 %
2.6
3.3
2.5
+ 36 %
1.1
1.5
1.1
Revenue
Gross Profit
March 2006 Actual
March 2007 Actual
Same store basis#

Higher gross profit due to inclusion of Somerset Olympic Tower

\# Excludes the contribution of Somerset Olympic Tower, Tianjin which was acquired on 3 October 2006.

Indonesia



S$m
3
2
1
0
1.9
1.6
0.8
0.5
Revenue
Gross Profit
March 2006 Actual
March 2007 Actual
Ascott Jakarta
Somerset Grand Citra, Jakarta
Country Woods, Jakarta

Revenue and gross profit affected by lower occupancies

The Philippines

Ascott Makati

Somerset Millennium, Makati

Somerset Salcedo Property, Makati

S$m
2
1
0
+ 200 %
+ 300 %
0.4
1.2
0.6
0.1
0.4
0.2
Revenue
Gross Profit
March 2006 Actual
March 2007 Actual
Same store basis#

Growth in revenue and gross profit boosted by increases in rates and occupancies

Excludes the contribution of Ascott Makati, which was acquired on 22 March 2007.

Vietnam



S$m
3
2
1
0
+ 6 %
1.8
1.9
+ 9 %
1.1
1.2
Revenue
Gross Profit
March 2006 Actual
March 2007 Actual

Somerset Grand Hanoi

Somerset Ho Chi Minh City

Revenue and gross profit increases driven by higher rates and strong occupancies

Strong Balance Sheet



NAV per Unit
$1.33
Total Assets =
S$1.08 bn
NAV per Unit
$1.38
Total Assets =
S$1.31 bn
S$m
1,400
1,200
1,000
800
600
400
200
0
72
1,005
93%
68
295
714
94%
168
1,141
87%
94
313
902
93%
31/12/2006
31/3/2007
ST Liabilities
LT Liabilities
Unitholders' Funds and Minority Interest
Other Assets
Investments

Investments Funded By Both Equity And Long Term Borrowings

Details of Advanced Distribution

Distribution Period	1 January to 25 March 2007
Distribution Rate	1.50 cents per unit
Book Closure Date	23 March 2007
Distribution Payment Date	30 April 2007

Note: In conjunction with the recent equity fund raising (which concluded on 26 March 2007), ART will make, in lieu of the scheduled semi-annual distribution, an advance distribution of ART's distributable income for the period from 1 January 2007 to 25 March 2007 (prior to the date on which the new units are issued under the equity fund raising). The next distribution following the advance distribution will comprise ART's distributable income for the period from 26 March 2007 (the day that the new units were issued) to 30 June 2007. Semi-annual distributions will resume thereafter.



1Q 2007 Update



ART Assigned Baa2 Investment Grade Moody's Rating

- **Greater funding flexibility for future acquisitions**
  - ART can leverage up to 60 percent of its deposited property value under the Monetary Authority of Singapore Property Fund Guidelines


Moody's Investors Service
Moody's assigns first-time Baa2 rating to Ascott Residence Trust

- **Extracts from Moody's press release:**

"The Baa2 rating is mainly supported by ART's diversified income streams from its good quality portfolio, which are geographically diversified across ten cities in seven countries."

"ART's serviced residences are anchored by its ability to maintain high levels of occupancy and brand-derived margin premium, even when travel and hospitality markets experience periods of softness."

Re-branding of Ascott Makati

- Acquisition of Oakwood Premier Ayala Center in the Philippines completed on 22 March 2007



Ascott Makati, The Philippines

- Property re-branded Ascott Makati, Ascott's flagship property in the Philippines

- Management contract awarded to The Ascott Group
  - Strong synergies with ART's two other serviced residence properties in Manila which are also managed by Ascott

Second Successful Equity Fund Raising

- Positive response for ART's equity fund raising exercise

Equity Fund Raising

105.3 million New Units issued to raise gross proceeds of approximately S$199.0 million

- Equity fund raising exercise launched on 12 March 2007
- New Units commenced trading on 26 March 2007, 9.00am

Private Placement

- 65.8 million New Units allocated
- More than 15 times subscribed
- Placed to about 80 institutional and other investors from Asia, Australia, Europe and the Gulf region

ATM Offering

- 8 million New Units fully subscribed
- First-come, first-served basis to retail investors

Preferential Offering

- 31.5 million New Units allocated
- Non-renounceable offering of 1 New Unit for every 10 Existing Units held

Free Float Increased



Before Equity Fund Raising



After Equity Fund Raising[1]


499.4 million
units in issue
29.5%
27.7%
42.8%
604.7 million
units in issue
53.5%
18.8%
27.7%
Free Float
Ascott
CapitaLand

Free Float Increased to 53.5%

1. Includes CapitaLand's placement of 100 million ART units to a small group of high quality, long term institutional investors.



Outlook & Prospects



Prospects

- March and April 2007 - Completed acquisitions of Ascott Makati, the additional 40.2% interest in Somerset Chancellor Court, Somerset Azabu East and the remaining 60% interest in Somerset Roppongi
- Expect to complete acquisition of Somerset Gordon Heights, Melbourne in 2Q 2007
  - ART's portfolio will increase to 18 properties with 2,904 units in ten cities across seven Pan-Asian countries
- Will complete reconfiguration of Ascott Beijing by June 2007
  - Conversion of 35 larger three-bedroom apartments into 70 smaller one-bedroom apartments
- ART is well-positioned to continue to benefit from the strong demand for serviced residences in the Asia Pacific region as the increasing level of inward foreign direct investment brings more business travellers to the region

For the full year 2007, the manager of ART is confident of delivering the forecast distribution per unit of 7.27 cents (on an annualised basis) as disclosed in the Offer Information Statement dated 12 March 2007.

World's First Pan-Asian Serviced Residence REIT

China
- 4 properties in Beijing, Shanghai and Tianjin

Vietnam
- 3 properties in Hanoi and Ho Chi Minh City

Singapore
- 2 properties

S$1.2 billion portfolio value[1]
2,904 apartment units in 18 properties
10 Pan-Asian cities in 7 countries



Australia
- 1 property in Melbourne

Japan
- 2 properties in Tokyo



The Philippines
- 3 properties in Makati City, Manila

Indonesia
- 3 properties in Jakarta

1. Includes the acquisition of Somerset Gordon Heights, Melbourne, which is expected to completed in 2Q 2007.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Apr-2007 18:37:06
Announcement No.	00149

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Proposed first issue of S$210 million 3-year fixed/floating rate notes under The Ascott Capital Pte Ltd's S$1 billion multicurrency medium term note programme
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.MTN.Programme.23Apr07.pdf Total size = **30K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

PROPOSED FIRST ISSUE OF S$210 MILLION 3-YEAR FIXED/FLOATING RATE NOTES UNDER THE ASCOTT CAPITAL PTE LTD'S S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

1. INTRODUCTION

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that its indirectly wholly-owned subsidiary, The Ascott Capital Pte Ltd (the "Issuer"), had completed the book building of its 1st issue of notes pursuant to its S$1 billion multicurrency medium term note programme (the "MTN Programme") which was established on 15 February 2007.

The MTN Programme was established for the purpose of funding investments and working capital for the Company and its subsidiaries (the "Ascott Group"). Citicorp Investment Bank (Singapore) Limited, Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank are the arrangers for the MTN Programme and are also the dealers for the 1st issue of the notes.

2. DETAILS OF THE PROPOSED 1ST ISSUE

The book-build closed with S$210 million, which exceeded the original proposed issue size of S$150 million. Details of the proposed issue of notes are:-

Issue Size	S$210 million comprising S$145 million Fixed Rate Notes and S$65 million Floating Rate Notes (collectively "Notes Due 2010")
Issue Price	100%
Tenor	3 years. Expected Issue Date - on or about 27 April 2007 Expected Final Maturity Date – 3 years from Issue Date
Redemption Amount	100%
Status of the Notes Due 2010	Senior, unsubordinated and unsecured, as per the MTN Programme
Listing	Application has been made to the Singapore Exchange Securities Trading Limited ("SGX-ST") for the listing and quotation of the Notes Due 2010 on the SGX-ST

3. USE OF THE PROCEEDS

The proceeds will be used to refinance the existing borrowings, fund new investments and/or for working capital of the Ascott Group.

4. **DETAILS OF THE MTN PROGRAMME**

Under the MTN Programme, the Issuer may from time to time issue notes in tranches of one or more series in Singapore dollars, United States dollars or any other currency as may be agreed between the relevant dealer of the MTN Programme and the Issuer ("Notes"). Each series or tranche of Notes may be issued in various amounts and tenors, and may bear fixed, floating or variable rates of interest. Hybrid Notes or zero coupon Notes may also be issued under the MTN Programme. The Notes shall constitute direct, unconditional, unsecured and unsubordinated obligations of the Issuer ranking *pari passu*, without any preference or priority among themselves, and *pari passu* with all other present and future unsecured obligations (other than subordinated obligations and priorities created by law) of the Issuer. All sums payable in respect of the Notes will be unconditionally and irrevocably guaranteed by the Company.

The Notes are offered by the Issuer pursuant to exemptions invoked under Sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, the Information Memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275 (1), or to any person pursuant to Section 275 (1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

By Order of the Board

Hazel Chew
Company Secretary
23 April 2007



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION OF ADDITIONAL SHARES IN QUILL REALTY SDN. BHD.

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand (M) Investments Pte. Ltd., its indirect wholly-owned subsidiary, has subscribed for and been allotted an additional 39,960 ordinary shares of RM1 each (the "Subscription") in the share capital of Quill Realty Sdn. Bhd. ("Quill Realty"), an indirect associated company of CapitaLand, for an aggregate cash subscription price of RM39,960 (approximately S$17,526).

Following the Subscription, CapitaLand's indirect effective interest in Quill Realty remains unchanged at 40% (comprising 40,000 ordinary shares of RM1 each). Quill Realty's other two shareholders, parties unrelated to CapitaLand, have also subscribed for additional ordinary shares and maintained their respective interests of 30% each.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 April 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Apr-2007 19:27:38
Announcement No.	00167

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Quill Capita Trust - Condensed consolidated income statement for the quarter ended 31 March 2007 (unaudited)

Description

CapitaLand Limited's subsidiary CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.

Attachments:

- QCT.1stQtr.Results.Annc.23Apr07.pdf
- QCT.1Q.Annc.23Apr07.pdf
- CCT.QCT.Annc.23Apr07.pdf

Total size = **2845K**
(2048K size limit recommended)
Total attachment size has exceeded the recommended value

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	23-Apr-2007 18:32:32
Announcement No.	00146

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement By Quill Capita Trust - Quarterly Report for the Financial Period Ended 31 March 2007.
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of Quill Capita Trust, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of Quill Capita Trust.
Attachments:	QCT_1stQ_results_announcement.pdf QCT_1Qannouncement.pdf Total size = **2736K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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QUILL CAPITA TRUST
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 31 MARCH 2007 (UNAUDITED)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Current Year	Preceding Year Corresponding	Current Year	Preceding Year
	Quarter 31.03.2007	Quarter 31.03.2006 *	To Date 31.03.2007	To Date 31.03.2006 *
	RM	RM	RM	RM
TOTAL INCOME				
Gross rental	6,202,213	N/A	6,202,213	N/A
Property operating expenses	(1,102,101)	N/A	(1,102,101)	N/A
Net rental income	5,100,112	N/A	5,100,112	N/A
Interest income	108,945	N/A	108,945	N/A
	5,209,057	N/A	5,209,057	N/A
TOTAL EXPENDITURE				
Manager's fee	(468,230)	N/A	(468,230)	N/A
Trustee's fee	(16,189)	N/A	(16,189)	N/A
Borrowing costs	(1,046,111)	N/A	(1,046,111)	N/A
Auditors' remuneration	(18,960)	N/A	(18,960)	N/A
Tax agent's fee	(3,875)	N/A	(3,875)	N/A
Administrative expenses	(13,730)	N/A	(13,730)	N/A
	(1,567,095)	N/A	(1,567,095)	N/A
INCOME BEFORE TAX	3,641,962	N/A	3,641,962	N/A
TAXATION	(10,000)	N/A	(10,000)	N/A
INCOME AFTER TAXATION	3,631,962	N/A	3,631,962	N/A
EARNING PER UNIT				
- after manager's fees (sen)	1.52	N/A	1.52	N/A
- before manager's fees (sen)	1.72	N/A	1.72	N/A

* The Trust was listed on 8 January 2007, hence, no comparative figures are available.

The Condensed Income Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED BALANCE SHEET
FOR THE QUARTER ENDED 31 MARCH 2007 (UNAUDITED)

	AS AT END OF CURRENT QUARTER 31.03.2007 RM	AS AT PRECEDING FINANCIAL YEAR END 31.12.2006 RM
NON-CURRENT ASSETS		
Real estate properties	276,000,000	276,000,000
CURRENT ASSETS		
Trade and other receivables	1,406,268	4,516,419
Deposits with licensed financial institution	12,732,000	9,999,000
Cash and bank balances	2,969,512	753
	17,107,780	14,516,172
CURRENT LIABILITIES		
Provision for income distribution **	-	1,178,634
Trade and other payables	3,248,767	5,766,448
Borrowings	90,479,807	89,533,446
Provision for taxation	25,000	15,000
	93,753,574	96,493,528
NET CURRENT ASSETS	(76,645,794)	(81,977,356)
NON-CURRENT LIABILITIES		
Security deposits	8,021,844	8,021,844
NET ASSETS	191,332,362	186,000,800
Represented by:		
UNITHOLDERS' FUND		
Unitholders' capital	187,700,400	186,000,800
Undistributed income	3,631,962	-
	191,332,362	186,000,800
NET ASSET VALUE PER UNIT	0.80	0.80
NUMBER OF UNITS IN CIRCULATION	238,691,000	232,501,000

** No distribution has been declared for the current financial quarter. QCT intends to distribute 100% of its distributable income twice yearly, in accordance with the Trust Deed dated 9 October 2006.

The Condensed Balance Sheet should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET VALUE
FOR THE QUARTER ENDED 31 MARCH 2007 (UNAUDITED)

	Unitholders' Capital	Distributable Undistributed Income	Total
	RM	RM	RM
As at 1 January 2007	186,000,800	-	186,000,800
Issue of new units	5,199,600		5,199,600
Listing expenses	(3,500,000)		(3,500,000)
Net income for the period	-	3,631,962	3,631,962
As at 31 March 2007	187,700,400	3,631,962	191,332,362

The Condensed Consolidated Statement of Changes in Net Asset Value should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanotory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 31 MARCH 2007 (UNAUDITED)

	CURRENT YEAR TO DATE 31.03.2007 RM	PRECEDING YEAR TO DATE 31.03.2006 * RM
CASH FLOW FROM OPERATING ACTIVITIES		
Income before tax	3,641,962	N/A
Adjustment for:		
Accretion of interest expenses	916,004	N/A
Amortisation of transaction costs incurred to obtain borrowings	30,357	N/A
Interest income	(108,945)	N/A
Operating income before working capital changes	4,479,378	N/A
Decrease / (increase) in receivables	(309,881)	N/A
(Decrease) / increase in payables	(2,517,681)	N/A
Net cash generated from operating activities	1,651,816	N/A
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of investment properties	-	N/A
Interest received	28,977	N/A
Net cash used in investing activities	28,977	N/A
CASH FLOW FROM FINANCING ACTIVITIES		
Distribution to unitholders	(1,178,634)	
Proceed from borrowings	-	N/A
Proceed from issuance of units	5,199,600	N/A
Net cash generated from financing activities	4,020,966	N/A
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,701,759	N/A
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,999,753	N/A
CASH AND CASH EQUIVALENTS AT END OF PERIOD	15,701,512	N/A
Cash and cash equivalents at end of period comprises:		
Deposit with licensed financial institution	12,732,000	N/A
Cash and bank balances	2,969,512	N/A
	15,701,512	N/A

* The Trust was listed on 8 January 2007, hence, no comparative figures are available.

The Condensed Cash Flow Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes to the interim financial statements.

A1 BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention except for investment in real estate properties which is stated at fair value.

The financial statements comply with the applicable MASB Approved Accounting Standards in Malaysia for Entities Other Than Private Entities , applicable provisions of The Deed and the Securities Commission's Guidelines on Real Estate Investment Trusts.

A2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of Quill Capita Trust ("QCT") and its wholly owned special purpose vehicle, which QCT has power to exercise control over the financial and operating policies so as to obtain benefits from their activities. The financial statements of the special vehicle has been prepared for the same reporting date as QCT.

Wholly-owned special purpose vehicle is consolidated from the date of acquisition , being the date on which QCT obtained control , and continues to be consolidated until the date that such control ceases. In preparing the consolidated financial statements, intragroup balances, transactions and unrealised gains or losses are eliminated in full. Uniform accounting policies are adopted in the consolidated financial statements for like transactions and events in similar circumstances.

Acquistion of wholly owned special purpose vehicle is accounted for using the purchase method.The purchase method of accounting involves allocating the cost of the acquisition to the fair value of the assets acquired and liabilities and contingent liabilities assumed at the date of acquisition. The cost of acquistion is measured as the aggregate of the fair values at the date of exchange , of the assets given , liabilities incurred or assumed , and equity instruments issued , plus any costs directly attributable to the acquistion.

Any excess of the costs of the acquisition over QCT's interest in the net fair value of the identifiable assets, liabilities, and contingent liabilties represents goodwill . Any excess of QCT's interest in the net fair value of the assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in the income statement .

A3 AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 31 DECEMBER 2006

The audit report of the financial statements for the preceding year ended 31 December 2006 was not qualified.

A4 SEASONALITY OR CYCLICALITY OF OPERATIONS

The business operations of QCT are not materially affected by any seasonal or cyclical factor.

A5 EXCEPTIONAL OR UNUSUAL ITEMS

During the current quarter under review , there was no item of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of QCT.

A6 CHANGES IN ESTIMATES OF AMOUNTS REPORTED

This is not applicable as there was no estimate of amounts reported.

A7 CHANGES IN DEBT AND EQUITY SECURITIES

The was no issuance, cancellation , repurchase , resale and repayment of debt and equity securities for the current quarter and year to date.

A8 INCOME DISTRIBUTION

No distribution has been declared for the current financial quarter. QCT intends to distribute 100% of its distributable income twice yearly, in accordance with the Trust Deed dated 9 October 2006.

A9 SEGMENT REPORTING

No segment information is prepared as QCTs activities are predominantly in one industry segment and occur predominantly in Malaysia.

A10 VALUATION OF INVESTMENT PROPERTIES

The real estate properties were purchased by QCT on 20 November 2006 for RM 276,000,000 which approximate the fair market value as at 31 December 2006. There was no change in the value of the investment properties for the quarter under review.

A11 EVENTS SUBSEQUENT TO THE QUARTER ENDED 31 MARCH 2007

As part of the active interest rate management strategy of the Trust, Quill Capita Management Sdn Bhd ("Manager") , being the Manager of the Trust, has recommended to the Trustee that it should enter into an interest rate swap ("IRS") arrangement to lock in fixed interest rate from the current floating interest rate with a swap counterparty.

Pursuant to the Manager's recommendation, the Trustee has authorised the Manager to enter into an IRS arrangement based on RM 90 million of the underlying CP. On 18 April 2007, the IRS arrangement was entered into by the Manager with a licensed financial institution whereby the interest rate is fixed at 3.745% p.a until 30 November 2011. As such, the Trust will pay fixed rate of 3.995% p.a (3.745%+0.25%) from 31 May 2007 till 30 November 2011 for its RM 90 M borrowings.
The said IRS arrangement was announced to Bursa Malaysia on 18 April 2007.

A12 CHANGES IN CONTINGENT LIABILITIES

There is no contingent liabilities to be disclosed.

B1 REVIEW OF PERFORMANCE

QCT recorded RM 6.202M and RM 3.642M of revenue and profit before tax respectively for the quarter ended 31 March 2007.

B2 COMPARISON WITH PRECEDING QUARTER

	Current quarter ended 31 March 2007	Preceding quarter (one month period) 1 to 31 December 2006
	RM	RM
Total Revenue	6,202,213	1,972,386
Profit before tax	3,641,962	1,193,634
Profit after tax	3,631,962	1,178,634
Provision for income distribution	-	1,178,634

This is the first set of results of a full financial quarter reported by QCT since its listing on Bursa Malaysia Securities Berhad on 8 January 2007.

The results for the preceding quarter comprise revenue and expenses relating to one month period from 1 December 2006 to 31 December 2006 .

B3 PROSPECTS

Barring unforeseen circumstances, QCT is expected to achieve performance in line with the projections made in the prospectus dated 10 December 2006.

B4 VARIANCES

The results for the first quarter ended 31 March 2007 is within the expectation of the Trust and is line with the forecast disclosed in the prospectus dated 10 December 2006.

B5 TAXATION

The breakdown of the tax components is as follows:

	Current quarter	Year to date
	RM	RM
Provision for current quarter's profits	7,350	7,350
Under provision of prior year tax expense	2,650	2,650
Tax expense for the period	10,000	10,000

A reconciliation of income tax expense applicable to income before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of QCT is as follows:

	Current quarter	Period to date
	RM	RM
Income tax before taxation	3,641,962	3,641,962
Taxation at Malaysian statutory tax of 28%	1,019,749	1,019,749
Expenses not deductible for tax purposes	7,201	7,201
Income exempted from tax	(1,016,950)	(1,016,950)
Tax expense for the period	10,000	10,000

B6 PROFITS ON SALE OF INVESTMENTS IN UNQUOTED SECURITIES /PROPERTIES

There was no disposal of investments in unquoted securities during the current quarter and the period todate.

B7 PARTICULARS OF PURCHASE OR DISPOSAL OF INVESTMENT IN QUOTED SECURITIES

There was no purchase or disposal of investment in quoted securities during the current quarter and the period-to-date.

B8 STATUS OF CORPORATE PROPOSAL

There was no corporate proposals in the period -to-date .

B9 BORROWING AND DEBT SECURITIES

	current quarter RM
Proceeds raised from issuance of CPs/MTNs	90,067,992
Less : Transaction costs	809,520
Add: amortisation of interest expense	1,221,335
	90,479,807

QCT has through its wholly-owned special purpose vehicle, Gandalf Capital Sdn Bhd ("Gandalf") , drawndown RM 90,067,992 million from the Commercial Papers / Medium Term Notes (CPs/MTNs) Programme in December 2006 to part finance the acquisition of its initial portfolios of real estate properties. The Manager is of the opinion that the CPs/MTNs will be available throughout the period. The actual interest/coupon rates for the 6 months period from 1 Dec 2006 was at 4.02% p.a.

The investor of the CP has made a commitment that it will continue to invest via private placement the CP whenever such CP is issued in the future by Gandalf pursuant to the CP/MTN programme for a period of 5 years from 1 December 2006. Each CP shall carry a floating discount rate equivalent to KLIBOR + 0.25% p.a. The investor's commitment to continue with the investment of the CP is conditional upon such CP being rated MARC-1/AA and above.

B10 OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Other than as disclosed in note A11, QCT has no financial instruments with off balance sheet risks as at the latest practicable date from the date of issuance of this report that may materially affect the position or business of QCT.

B11 MATERIAL LITIGATION

There was no pending material litigation as at the latest practicable date from the date of issuance of this report.

B12 INCOME DISTRIBUTION

In line with the new tax transparency regime introduced by the Government through the Finance Act 2004 income distributed to unitholders by the trust is exempt from tax at the trust level where the distribution is 90% or more of the total income of the Trust.

Income distributed to non -resident companies, foreign institutional investors and unitholders other than resident companies will be subject to withholding tax.

No distribution has been declared for the current financial quarter. QCT intends to distribute 100% of its distributable income twice yearly, in accordance with the Trust Deed dated 9 October 2006.

BY ORDER OF THE BOARD

LEE FONG YONG
COMPANY SECRETARY
Quill Capita Management Sdn Bhd
(Company No: 737252-X)
(As Manager of Quill Capita Trust)
Kuala Lumpur

Dated : 23-Apr-2007



Form Version 2.0

Financial Results

Reference No QC-070417-61869

Submitting Merchant Bank (If applicable) :

Submitting Secretarial Firm Name (If applicable) :

- * Company name : Quill Capita Trust
- * Stock name : QCAPITA
- * Stock code : 5123
- * Contact person : Corinne Tan
- * Designation : Finance & Compliance Manager

Part A1 : QUARTERLY REPORT

* Financial Year End : 31/12/2007

* Quarter : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

* Quarterly report for the financial period ended : 31/03/2007

* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Remarks:

As Quill Capita Trust was listed on 8 January 2007, no comparatives for the preceding year corresponding quarter and cumulative quarter are available.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended * 31/03/2007

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 31/03/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 31/03/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2006 [dd/mm/yyyy] RM'000
1	Revenue	6,202	0	6,202	0
2	Profit/(loss) before tax	3,642	0	3,642	0

3	Profit/(loss) for the period	3,632	0	3,632	0
4	Profit/(loss) attributable to ordinary equity holders of the parent	3,632	0	3,632	0
5	Basic earnings/(loss) per share (sen)	1.52	0.00	1.52	0.00
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.8000	0.8000

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2007	31/03/2006	31/03/2007	31/03/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	109	0	109	0
2	Gross interest expense	916	0	916	0

Remarks :

Note: The above information is for the Exchange internal use only.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Apr-2007 07:25:26
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Launch of The Ascott Residence (China) Incubator Fund
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.Launch.of.Fund.26Apr07.pdf Total size = **23K** (2048K size limit recommended)

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RECEIVED
2007 MAY 30 A 8:24

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

LAUNCH OF THE ASCOTT RESIDENCE (CHINA) INCUBATOR FUND

The Ascott Group Limited (the "**Company**") launches today the Ascott Residence (China) Incubator Fund (the "**Fund**"), a closed-end private equity investment fund. This is the first private equity fund to be launched by the Company and the target fund size is between US$300 million (S$450 million) and US$500 million (S$750 million). The Fund is marketed to institutional investors and high net worth investors pursuant to a private placement exercise. It is currently envisaged that the Company, as the sponsor of the Fund, will hold an equity stake in the Fund of at least 30% of the target fund size subject to a maximum of US$200 million (S$300 million). Fund raising is expected to close by the second quarter of 2007.

The Fund will be an opportunistic real estate fund investing primarily in selected regional cities of the People's Republic of China which possess strong growth potential. The Fund will seek to maximise total returns on capital by acquiring and repositioning suitable properties or developing greenfield sites into properties which are used, or predominantly used, for serviced residences or rental housing. The completed properties will be 'incubated', i.e., managed by members of the Ascott Group under one of its established brands, until the properties achieve stable operations and their income yields are attractive for divestment to other entities for profit.

The main exit strategy envisaged for the Fund is the sale of the incubated serviced residences to the Company, its subsidiaries or associated companies (including Ascott Residence Trust) on arm's-length terms, to whom the Fund has given a right of first refusal.

After the close of the Fund, the Fund will have three seed investments, namely, (1) Citadines Shanghai Biyun, situated in the city of Shanghai, (2) Citadines Xi'an Central, situated in the city of Xi'an, and (3) Somerset Youyi, situated in the city of Tianjin. Citadines Shanghai Biyun and Citadines Xi'an Central are properties which the Company has previously announced on 30 March 2007 that it would invest up to a total of US$44.6 million for repositioning as serviced residences. Somerset Youyi is a development property which the Company has previously disclosed that it has acquired at a total purchase consideration of S$57.5 million.

More details regarding the Fund and the injection of the seed investments by the Company to the Fund will be made upon the closing of the Fund.

By Order of the Board

Hazel Chew
Company Secretary
26 April 2007





For Immediate Release
26 April 2007

NEWS RELEASE

CapitaLand Signs MOU With Eurasia Logistics, A Major Russian Logistics Property Developer

Singapore, 26 April 2007 – CapitaLand is pleased to announce that it has entered into a Memorandum of Understanding ("MOU") with Eurasia Logistics Limited, a major Russian logistics property developer based in Moscow. CapitaLand or its related company proposes to take up an initial 10% stake in Eurasia Logistics with the possibility of CapitaLand or its related party subsequently increasing its initial stake to about 25%. Eurasia Logistics has a five-year plan starting from 2006 to build 16 Class A logistics properties comprising up to a total of 5 million square metres of space across the key cities of Russia, Kazakhstan and Ukraine. It expects this plan to require a total investment of about US$3 billion (S$4.56 billion). As the MOU is non-legally binding, the parties will be working towards signing a definitive agreement for CapitaLand's investment in Eurasia Logistics, subject to due diligence and agreement on detailed terms and conditions.

Eurasia Logistics has a strong international client base that includes Nestle Waters, Multiflex (the largest manufacturer of flexible packaging), Korso-Trade (distributor for Samsung, Toshiba, LG and Merloni) and major Russian logistics companies Unitrans Logistics, GTI and STS Logistics which handle goods for major FMCG manufacturers like Unilever and P&G. There is a strong demand in Russia for Class A logistics network among such international companies. To meet such demands, Eurasia Logistics has acquired six plots in six areas and construction is in progress in three of them. Severnoye Domodedovo facility in the Moscow Region will be the first to come on stream, as construction work has commenced since July 2006. Phase 1 of Domodedovo, with 360,000 sq m of space coming on-stream in 3Q2007, is already 90% leased. Phase 2A with another 180,000 sq m is 95% pre-let and will be operational in November this year.

Eurasia Logistics has not only a strong client base but also a professional team with excellent domain knowledge in this real estate sector. To complete the logistics real estate value chain, Eurasia Logistics is looking to CapitaLand as investor and also for its expertise and experience in creating and managing funds and REITs.

Mr Artur Trofimov, Board Member of Eurasia Investment and Industrial Group, the main shareholder of Eurasia Logistics, said: "In the spirit of growing co-operation between Singapore and Russia and given Eurasia's interest in expanding into Asia and CapitaLand's interest in expanding into Russia, this MOU is the first step in cementing a strategic alliance between two leading companies in the two countries."

Mr Alexander Volkov, CEO of Eurasia Logistics, said: "CapitaLand is one of Asia's largest property groups with a proven track record in residential, retail and commercial property and real estate financial products in Singapore and internationally. We would be pleased to partner CapitaLand and welcome it as a strategic partner and investor to Eurasia Logistics. We are confident that our company will benefit from CapitaLand's experience and inputs."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "With the GDP growth of over 6% and a strong FDI which stands at US$30 billion as at 2006, Russia has a burgeoning demand for international grade logistics properties. Eurasia Logistics is well poised to capitalise on its first mover advantage. It has built up a professional team with relevant experience in operational logistics management, and has a strong list of international clients. CapitaLand will be able to fully complement this partnership by bringing its international real estate development experience as well as its real estate financial services expertise in REITS, property funds and accessing global capital. Eurasia Logistics and CapitaLand share the common vision of working together to create an industry leader, with a possible eventual listing via a REIT. This MOU paves the way for CapitaLand to enter into the broader real estate market in Russia. Earlier our serviced residences arm, The Ascott Group, partnered Russia's Amtel Properties to set up a US$100 million fund to acquire and develop international-class serviced residences within Moscow and St Petersburg. It is part of the Group's strategy to seek opportunities in the fast-growing, oil-rich countries which include the Gulf Cooperation Council as well as Kazakhstan and Russia."

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

About Eurasia Logistics (www.ealog.ru/en/)

Eurasia Logistics is a major Russian logistics property developer based in Moscow. The company is planning over the next four years, up to 2011, to create a network of 16 Class A logistics properties which will unite the main hubs of Russia and the Commonwealth Independent States (CIS) into a single system of distribution centers. Eurasia Logistics' countries of interest in the CIS include Russia, Kazakhstan, Kyrgyzstan, Ukraine, Uzbekistan, Georgia and Armenia. This will allow Eurasia Logistics to become the largest commercial property developer not only in Russia but in all of Europe as the total size of properties constructed will comprise 5 million square metres of usable floor area.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **26 April 2007**

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email: harold.woo@capitaland.com.sg

Media Contact

Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2007 07:28:29
Announcement No.	00014

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaLand AGM - Presentation by Mr Liew Mun Leong, President & CEO of CapitaLand
Description	The attached slides will be used in the presentation by Mr Liew Mun Leong during the AGM of CapitaLand on 27 April 2007 at STI Auditorium, 168 Robinson Road, Level 9, Capital Tower. For the information of shareholders please.
Attachments:	AGMbriefingfinal.pdf Total size = **1538K** (2048K size limit recommended)

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CapitaLand

Briefing to Shareholders

Annual General Meeting

27 April 2007



Contents of Presentation



- Transformation
- Report on 2006
- Going Forward
- Creating Value for Shareholders


CapitaLand


Transformation Over the Years
CapitaLand
3

A Difficult Beginning, A Perfect Storm



When CapitaLand was formed in Nov 2000, the Company sailed right into a "Perfect Storm"

<u>Adverse Global Events</u>

2000	Internet Bubble burst
2001	Terrorist attacks in USA on 9/11
2001	Singapore's deepest recession
2002	Bali Bombing
2003	SARS in Mar 03, Iraq War in Apr 03
2003	Singapore recession, highest unemployment rate
2005	2nd Bali Bombing

Global confidence only recovered in 2004

CapitaLand



Growing Profit



Profit After Tax & Minority Interests
($million)
1200
1000
800
600
400
200
0
-200
-400
-281
280
103
306
751
1018
2001
2002
2003
2004
2005
2006
CapitaLand

5th Highest Market Capitalisation on STI

Rank	Company	Market Cap as at 26 April 2007 (S$ Mil)
1	SingTel	53,763
2	UOB	33,518
3	DBS	32,716
4	OCBC	29,077
5	**CapitaLand**	**24,061**
6	SIA	23,469
7	Jardine Matheson	21,431
8	Jardine Strategic	20,801
9	Keppel Corp	17,141
10	Hongkong Land	15,926
11	CDL	15,003
12	ST Engineering	10,985
13	SembCorp Industries	8,532
14	SGX	7,639
15	Fraser & Neave	7,593
16	Wilmar International	7,573
17	SPH	7,133
18	Thai Beverage	6,529
19	Keppel Land	6,476
20	Cosco Corp	6,448

CapitaLand

CapitaLand – International Presence

In 2000, we were Singapore centric


Today an international Group with presence
in more than 90 cities in over 20 countries
● COMMERCIAL
● RESIDENTIAL
○ RETAIL
● SERVICED RESIDENCES
○ FINANCIAL SERVICES
○ INTEGRATED LEISURE,
ENTERTAINMENT & CONVENTIONS
△ FUTURE PRESENCE

CapitaLand

Real Estate Fund Management Business

- Asia's largest real estate fund manager
- $14.3 billion of assets in 5 REITs and 12 private real estate funds



AUM
S$b
16
14
12
10
8
6
4
2
0
Average Growth Rate 56%
2.4
3.3
6.3
8.5
14.3
FY2002
FY2003
FY2004
FY2005
FY2006
CapitaLand

Competencies Along the Entire Real Estate Value Chain



Investor
Developer
Manager
Operator
Financial Advisor
Fund Manager
Core Product Sectors
Residential
Commercial
Retail
Serviced Residences
Integrated Leisure, Entertainment & Convention

Unique Real Estate Company = Integrated Real Estate Value Chain + Multiple Sectors + Wide Geographical Markets

Report on 2006

CapitaLand

FY2006 – Record Year



• $1 billion profit
• $8.8 billion in total shareholder return
SINGAPORE
CapitaLand
BUILDING FOR PEOPLE TO BUILD PEOPLE

Total Shareholder Return = Share Price Gain + Dividends

2006

Over S$1 Billion Record Profit





	FY 2005	FY 2006	Change
PATMI (S$ million)	751	1,018	↑ 35.6%
EPS (S cents)	28.3	36.8	↑ 30.0%

CapitaLand

2006

Acquisitions

Singapore

- Silver Tower in prime District 9
- Asia Insurance Building
- Raffles City

China

- 7 new residential sites in Beijing, Foshan, Hangzhou & Chengdu
- Commercial site in Chengdu – Raffles City Chengdu
- JV/Stake
  - Chengdu Zhixin
  - Lai Fung Holdings
  - Central China Holdings

Vietnam

- 2 residential sites in Ho Chi Minh


Silver Towers


Raffles Place - Lobby (Artist Impression)

CapitaLand

2006

Acquisitions

Malaysia

- One Mont'Kiara (mixed development)
- Jalan Sultan Ismail (office cum retail)
- Lot D, KL Sentral (mixed development)

Japan

- ARC-CapitaLand Japan Residences Fund acquired 3 new properties, increasing Fund's total to 10 properties with 800 apartments
- CapitaRetail Japan Fund acquired mall in Hokkaido (altogether 5 malls)

Development at Jln Sultan Ismail, KL



CapitaLand

2006

Residential Sales

Sold over 6,000 residential units

Country	No. of units sold
Singapore	954
China	1,722
Australia	2,355
Thailand	1,036



The Metropolitan, Singapore

Bangkok

2006 Commercial Projects

- Completed refurbishment of Market Street & Golden Shoe Carparks
- Launched The Raffles Marketplace
  - 53,000 sq ft new retail space in Raffles City



Raffles City Singapore



Market Street Carpark


CapitaLand



2006

Retail Projects

Singapore

- S$85m re-making of Clarke Quay
  - The premier entertainment, lifestyle and F&B riverfront precinct in Singapore

Clarke Quay



- VivoCity
  - Singapore's largest retail mall of 1.2m sq ft



Wangjing Mall

China

- Opened 10 retail malls in various cities

CapitaLand

2006 Serviced Residence (Ascott)

- **Opened 5 properties (729 units)**
  - Citadines Shanghai Jinqiao
  - Somerset ZhongGuanCun Beijing
  - Citadines Bangkok Sukhumvit 16
  - Somerset Berlian Jakarta
  - Somerset Jadaf Dubai



2006

Funds - $14.3 billion Assets

Listed 3 new REITs:

- Ascott Residence Trust
- CapitaRetail China Trust
- Quill Capita Trust

Launched 4 new Private Real Estate Funds:

- for investments in China, Malaysia & Bahrain


ASCOTT
RESIDENCE
TRUST



CapitaRetail China Trust

QuillCapita Trust

Now total 5 REITs & 12 Private Real Estate Funds

CapitaLand

Going Forward

CapitaLand

Residential

Singapore

- Acquired Gillman Heights
  - Doubled Singapore landbank to over 4 million sq ft
- Launching 1,000 to 1,200 units in 2007
  - Orchard Residences – record $4,000 psf
  - The Seafront on Meyer – $1,400 to $1,800 psf

China

- Current pipeline of 35,000 units together with partners
- Launching 2,000 to 3,000 units in 2007

Vietnam & India

- Target to launch first projects



CapitaLand


2007
Commercial

Singapore

- Developing Wilkie Edge (Selegie Complex)
  - Completion in 2008
- Divested Temasek Tower for $1.04 billion with $427 million gain


Wilkie Edge


CapitaLand

2007

Commercial

Overseas

- Developing 3 new RAFFLES CITYs
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City BAHRAIN

Target 10 RAFFLES CITYs



Raffles City Beijing

Raffles City Bahrain



Retail Malls

2007

Continue to grow the retail portfolio

- Over 90 malls operating or in the pipeline in Asia

Singapore

- Developing Orchard Turn
  - 660,000 sq ft lettable area

China

- Target to open 6 new malls, bringing total to 23 operating malls

Japan

- Seeking to acquire new malls to grow current portfolio of 5 malls

India

- Developing malls through joint venture with Pantaloon





Serviced Residence (Ascott)

- **Grow global portfolio**
  - Currently 19,000 units in 47 cities, 21 countries
- **Expand in key and secondary cities in China**
  - Triple China portfolio to 10,000 units by 2010
- **Grow footprint in India**
  - Target 2,000 units by 2010 through partnership with Rattha Group
- **Enter new markets**
  - Gulf Co-operation Council states
  - Moscow and St Petersburg in partnership with Amtel Properties Development




Strogino, Moscow



2007 Fund Management


S$ billion
Assets in REITs and Real Estate Funds
New Target 18.0
14.3*
8.5
6.1
3.1
25
20
15
10
5
0
2003
2004
2005
2006
2007 (Target)
REITS
Private Funds
Target

CapitaLand

New Business – First ILEC Project
(Integrated Leisure, Entertainment & Convention)

Macao Studio City

- 20% effective stake with development role
- Located in upcoming Cotai district
- 6 million sqft GFA
  - Hotels / Serviced Residence
  - Retail
  - Casino
  - TV / film production facilities, Theatre & Arena / MICE centre
- 2000 hotel rooms:
  - Marriott, Ritz Carlton, 6-star David Tang boutique hotel


MACAO
STUDIO
CITY




CapitaLand



New Markets

Leveraging on oil rich resources countries

- Moscow & St. Petersburg
  - 2 of the largest cities in Europe

	Population (mil)	GDP Per Capita (US$)
Moscow	**13,400**	**12,000**
St. Petersburg	**4,775**	**7,000**



- Gulf Co-operation Council states and Central Asia
  - Bahrain
  - Abu Dhabi
  - Kazakhstan, 2nd largest in oil reserve


CapitaLand


Creating Value for Shareholders
CapitaLand

Creating Value for Shareholders



CL Share Price (S$)
10
9
8
7
6
5
4
3
2
1
0
$2.68
$8.60
3.2 times
21-Nov-00
(1st day of trading as CapitaLand)
26-Apr-07
CL Market Cap (S$B)
30
25
20
15
10
5
0
$6.75B
$25.4B
1.4
3.8 times
21-Nov-00
26-Apr-07
CL
Distributed CCT units

Share price exceeding 3.2 times of price at beginning

CapitaLand

* Inclusive of dividends, CCT distributed less equity raised

260% Return to Shareholders Since Beginning
(Value x 3.6 times)

Value of 1 lot at beginning = $2,680

Now 1 lot (share price + free CCT units + dividends) = $9,566



12,000
10,000
8,000
6,000
4,000
2,000
-
2,680
1.2 times
3,241
2,680
2.0 times
5,399
2,680
3.6 times
9,566
Fixed Deposit
Straits Times Index
CapitaLand

CapitaLand


Thank You

CapitaLand





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ADJUSTMENT TO THE CONVERSION PRICE OF S$430,000,000 2.10 PER CENT. CONVERTIBLE BONDS DUE 2016

CapitaLand Limited ("CapitaLand" or the "Company") refers to the S$430,000,000 2.10 per cent. Convertible Bonds due 2016 (the "Bonds") issued by the Company and the announcements dated 14 February 2007, 1 March 2007 and 23 March 2007 made by the Company in connection with (i) a proposed first and final dividend (the "Ordinary Dividend") of S$0.07 per ordinary share of CapitaLand ("Share"), of which up to S$0.0397 will be less Singapore income tax at 18 per cent. and the balance will be one-tier, and (ii) a proposed special one-tier dividend (the "Special Dividend") of S$0.05 per Share, for the year ended 31 December 2006, to be paid to shareholders whose names appear in the Company's Register of Members as at 5.00 p.m. on 11 May 2007.

Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the terms and conditions of the Bonds (the "Terms and Conditions").

The Terms and Conditions provide for adjustments to be made to the conversion price of the Bonds (the "Conversion Price") in the event the Company issues or distributes an Extraordinary Dividend in the form of cash (as described in the Terms and Conditions). In accordance with the Terms and Conditions, the Company has appointed Standard Chartered Bank as the Independent Bank to determine the Adjusted Conversion Price.

CapitaLand is pleased to set out below, a summary of the adjustment to the Conversion Price based on the formula in Condition 6.3.11 of the Terms and Conditions:

Adjusted Conversion Price = Conversion Price x ((A-B) / A)

Where:

Conversion Price = S$7.3136 per Share

A	=	S$7.1050 being the Current Market Price of one Share on the last Trading Day preceding the date on which the Extraordinary Dividend is publicly announced
B	=	S$0.0510 being the Extraordinary Dividend payable on one Share
Extraordinary Dividend	=	[(Ordinary Dividend + Special Dividend) – S$0.0690*] per Share
	=	[(S$0.0700 + S$0.0500) - S$0.0690] per Share
	=	S$0.0510 per Share

* *The amount per Share for purposes of calculating the Extraordinary Dividend for a Dividend declared in respect of the financial year ended 31 December 2006, as specified in Condition 6.3.11(i) of the Terms and Conditions.*

The Adjusted Conversion Price is therefore S$7.2611.

The adjustment to the Conversion Price will take effect on 9 May 2007, Singapore time, being the date on which the Shares will commence trading on an ex-Ordinary Dividend and ex-Special Dividend basis. A copy of this announcement will be despatched to the Bank of New York, the Trustee, for distribution to the Bondholders in due course.

By Order of the Board

Low Sai Choy
Company Secretary
Singapore, 27 April 2007



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

RESULTS OF THE ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING HELD ON 27 APRIL 2007

CapitaLand Limited ("CapitaLand") wishes to announce that:

(a) At the Annual General Meeting ("AGM") of CapitaLand held on 27 April 2007, all the resolutions set out in the Notice of AGM dated 23 March 2007, and put to the meeting, were duly passed.

(b) At the Extraordinary General Meeting ("EGM") of CapitaLand held on 27 April 2007, the ordinary resolution set out in the Notice of EGM dated 23 March 2007, and put to the meeting, was duly passed.

By Order of the Board

Low Sai Choy
Company Secretary
27 April 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2007 11:08:54
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Clarification on Press Reports
Description	With reference to the report in the Straits Times today "CapitaLand to take stake in $4.5b Russian logistics project" and the report in the Business Times today "CapitaLand makes big foray into Russia", CapitaLand wishes to clarify that its MOU with Eurasia Logistics Limited is non legally binding. CapitaLand would like to draw the attention to its press release issued via SGXNET yesterday which states that "As the MOU is non legally binding, the parties will be working towards signing a definitive agreement for CapitaLand's investment in Eurasia Logistics, subject to due diligence and agreement on detailed terms and terms." CapitaLand will make a further announcement upon the signing of the definitive agreement.
Attachments:	Total size = 0 (2048K size limit recommended)

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Embargoed for release till 5.05 pm, 27 April 2007



CAPITALAND LIMITED

(Registration Number : 198900036N)

2007 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS



1(a)(i) Income Statement

	Note	Group		
		1Q 2007 S$'000	1Q 2006 S$'000 (restated)	% Change
Revenue	A	637,016	658,651	(3.3)
Cost of sales	A	(420,893)	(505,230)	(16.7)
Gross profit		216,123	153,421	40.9
Other operating income	B	651,778	121,769	435.3
Administrative expenses	C	(95,990)	(91,183)	5.3
Other operating expenses	D	(3,124)	(696)	348.9
Profit from operations		768,787	183,311	319.4
Finance costs		(91,103)	(70,073)	30.0
Share of results (net of tax) of:				
- associates		26,479	28,763	(7.9)
- jointly-controlled entities		24,199	11,571	109.1
	E	50,678	40,334	25.6
Profit before taxation		728,362	153,572	374.3
Taxation	F	(37,624)	(11,484)	227.6
Profit after taxation		690,738	142,088	386.1
Attributable to:				
Equity holders of the Company ("PATMI")	G	608,133	129,560	369.4
Minority interests (MI)		82,605	12,528	559.4
		690,738	142,088	386.1

Note : The comparative income statement for 1Q 2006 had been restated to take into account the retrospective adjustments relating to FRS 16 – Property, Plant and Equipment. Please refer to Note 4.

1(a)(ii) Explanatory Notes to Income Statement – 1Q 2007 vs 1Q 2006

(A) Revenue, Cost of Sales

Revenue decreased by 3.3% in 1Q 2007. Sales from development projects were lower this quarter but the decrease was mitigated by the consolidation of revenue from Raffles City Shanghai, which was acquired in September 2006, as well as higher revenue from the serviced residence operations. This last was a result of a strong overall revenue per available apartment unit ("REVPAU") growth in 1Q 2007 across most regions.

In line with the lower sales from development projects, the cost of sales also decreased but this was partially offset by the increase in cost of sales from Raffles City Shanghai and serviced residence operations.

(B) Other Operating Income

		Group		
		1Q 2007 S$'000	1Q 2006 S$'000	% Change
Other Operating Income		**651,778**	**121,769**	**435.3**
Investment income	(i)	1,078	-	NM
Interest income		33,616	32,402	3.7
Other income (including portfolio gains)	(ii)	616,726	74,098	732.3
Foreign exchange gain	(iii)	358	15,269	(97.7)

NM : Not meaningful

(i) Investment income of $1.1 million arose mainly from the Group's investments in Hong Kong and Malaysia.

(ii) Other income included portfolio gains of $130.5 million and fair value gain of $477.9 million. The portfolio gains were mainly from the placement of Ascott Residence Trust ("ART") units, the sale of office space in Samsung Hub as well as a gain arising from the dilution in CapitaLand's interest in ART as a consequence of ART's recent equity fund raising. The fair value gain was in respect of Temasek Tower for which the sale and purchase agreement was entered into in March 2007 and was completed on 16 April 2007 at a price of $1.039 billion.

(iii) The lower foreign exchange gain in 1Q 2007 was due to the RMB appreciating against the USD to a smaller extent compared to the same quarter last year.

(C) Administrative Expenses

	Group		
	1Q 2007 S$'000	1Q 2006 S$'000 (restated)	% Change
Administrative Expenses	**(95,990)**	**(91,183)**	**5.3**
Included in Administrative Expenses:-			
Depreciation and amortisation	(9,103)	(9,677)	(5.9)
Allowance for doubtful receivables	(9)	(35)	(74.3)

Administrative expenses comprise staff costs, depreciation expenses, rental expenses, travelling and other miscellaneous expenses. The increase was largely attributable to higher staff costs as the Group strengthened its human resources to meet the expanding business operations, particularly in China, and a donation of $3.7 million to CapitaLand Hope Foundation in the current quarter. The share-based expenses were also higher as fair values rose in tandem with the rising share price.

(D) Other Operating Expenses

The increase was largely attributable to a mark-to-market loss arising from the Group's derivative instruments, partially offset by the write back of provision for profit warranty no longer required.

(E) Share of results (net of tax) of Associates and Jointly-Controlled Entities

The increase in share of results from jointly-controlled entities was mainly attributable to higher contribution from a residential development joint venture in Singapore.

(F) Taxation expense and adjustments for over-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

The higher tax expense was mainly due to a tax provision of $21.6 million for the gain from the placement of ART units. There was a $4.5 million over-provision of tax for prior years (1Q 2006: over-provision of $6.3 million).

(G) Gain from the sale of investments

Included in the Group's profit after tax and minority interests ("PATMI") for 1Q 2007 were the following gains (net) from the sale of investments:

	S$M
ART units	33.8
Office space in Samsung Hub	41.2
2 units of Hong Kong Parkview apartments	2.2
Somerset Chancellor Court	1.9
Others	1.7
Total Group's share of gain after tax & MI for 1Q 2007	**80.8**

CAPITALAND LIMITED
2007 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(i) Balance Sheet

As at 31/03/2007 vs 31/12/2006

	Group			Company		
	31/03/2007 S$'000	31/12/2006 S$'000 (restated)	% Change	31/03/2007 S$'000	31/12/2006 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,416,348	1,448,302	(2.2)	1,628	1,761	(7.6)
Intangible Assets	38,705	38,757	(0.1)	-	-	-
Investment Properties	4,841,077	5,372,184	(9.9)	-	-	-
Properties Under Devt	350,032	296,116	18.2	-	-	-
Interests in Subsidiaries	-	-	-	2,870,029	2,895,750	(0.9)
Interests in Associates & Jointly-Controlled Entities	5,245,443	4,747,291	10.5	-	-	-
Other Assets	448,743	363,248	23.5	231	231	-
	12,340,348	12,265,898	0.6	2,871,888	2,897,742	(0.9)
Current Assets						
Devt Properties for Sale	*4,004,618*	*3,622,665*	*10.5*	-	-	-
Trade & Other Receivables	*1,388,723*	*2,024,538*	*(31.4)*	*1,477,691*	*1,544,600*	*(4.3)*
Cash & Cash Equivalents	*3,104,137*	*2,684,851*	*15.6*	*1,419,718*	*1,477,510*	*(3.9)*
Other Current Assets	*622*	*806*	*(22.8)*	-	-	-
	8,498,100	8,332,860	2.0	2,897,409	3,022,110	(4.1)
Less: Current Liabilities						
Trade & Other Payables	*1,777,997*	*1,862,377*	*(4.5)*	*245,615*	*472,861*	*(48.1)*
Short-Term Borrowings	*2,104,986*	*1,793,390*	*17.4*	*233,367*	*208,939*	*11.7*
Finance Leases	*3,634*	*3,594*	*1.1*	-	-	-
Other Current Liabilities	*343,917*	*316,827*	*8.6*	*11,256*	*6,980*	*61.3*
	4,230,534	3,976,188	6.4	490,238	688,780	(28.8)
Net Current Assets	4,267,566	4,356,672	(2.0)	2,407,171	2,333,330	3.2
Less: Non-Current Liabilities						
Long-Term Borrowings	5,869,021	6,288,159	(6.7)	408,836	461,679	(11.4)
Finance Leases	43,707	44,685	(2.2)	-	-	-
Other Non-Current Liabilities	780,571	825,277	(5.4)	34,570	34,972	(1.1)
	6,693,299	7,158,121	(6.5)	443,406	496,651	(10.7)
Net Assets	9,914,615	9,464,449	4.8	4,835,653	4,734,421	2.1
Representing:						
Share Capital	4,330,056	4,304,907	0.6	4,330,056	4,304,907	0.6
Reserves	3,687,380	3,063,392	20.4	505,597	429,514	17.7
Equity attributable to Equity Holders of the Company	8,017,436	7,368,299	8.8	4,835,653	4,734,421	2.1
Minority Interests	1,897,179	2,096,150	(9.5)	-	-	-
Total Equity	9,914,615	9,464,449	4.8	4,835,653	4,734,421	2.1

Note : The Group's comparative balance sheet as at 31 December 2006 had been restated to take into account the retrospective adjustments relating to FRS 16 – Property, Plant and Equipment. Please refer to Note 4.

1(b)(ii) Aggregate amount of group's borrowings (including finance leases)

	Group	
	As at 31/03/2007 S$'000	As at 31/12/2006 S$'000
Amount repayable in one year or less, or on demand:-		
Secured	462,165	244,525
Unsecured	1,646,455	1,552,459
Sub-Total 1	**2,108,620**	**1,796,984**
Amount repayable after one year:-		
Secured	2,350,413	2,889,854
Unsecured	3,562,315	3,442,990
Sub-Total 2	**5,912,728**	**6,332,844**
Total Debt	**8,021,348**	**8,129,828**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

1(c) Consolidated Cash Flow Statement

	Group	
	1Q 2007 S$'000	1Q 2006 S$'000 (restated)
Cash Flows from Operating Activities		
Profit after taxation	690,738	142,088
Adjustments for :		
Amortisation of intangible assets	4	5
(Write back of)/Allowance for:		
- Foreseeable losses on development properties for sale	(20,217)	(333)
- Loans to associates and jointly-controlled entities	84	-
Share-based expenses	9,959	4,807
Changes in fair value of financial instruments and assets	4,712	(11,531)
Depreciation of property, plant and equipment	9,099	9,672
Loss/(Gain) on disposal/write off of property, plant and equipment	251	(210)
Gain on disposal of investment properties	(44,378)	(1,691)
Valuation gain on investment properties	(477,919)	-
Gain on disposal of non-current financial assets	(1,735)	(1,019)
Gain on disposal/dilution of subsidiaries and associates	(84,356)	(51,216)
Share of results of associates and jointly-controlled entities	(50,678)	(40,334)
Accretion of deferred income	(1,626)	(1,214)
Interest expense	91,103	70,073
Interest income	(33,616)	(32,402)
Tax expense	37,624	11,484
	(561,689)	(43,909)
Operating profit before working capital changes	129,049	98,179
(Increase)/Decrease in working capital		
Inventories, trade and other receivables	(36,423)	38,488
Development properties for sale	(323,633)	99,653
Trade and other payables	(158,713)	(121,234)
Financial assets	26,233	231
	(492,536)	17,138
Cash (used in)/generated from operations	(363,487)	115,317
Income tax paid	(27,377)	(31,490)
Customer deposits and other non-current payables received	5,077	3,400
Net cash (used in)/generated from Operating Activities	(385,787)	87,227

	Group	
	1Q 2007 S$'000	1Q 2006 S$'000 (restated)
Cash Flows from Investing Activities		
Proceeds from disposal of property, plant and equipment	177	256
Purchase of property, plant and equipment	(26,490)	(7,312)
Decrease/(Increase) in associates and jointly-controlled entities	7,597	(891,845)
Decrease in amounts owing by investee companies	1,502	-
Deposit for new investments	-	(20,611)
Acquisition of investment properties and properties under development	(106,834)	(116,337)
Proceeds from disposal of investment properties	337,994	7,317
Acquisition of non-current financial assets (net)	(36,816)	-
Dividends received from associates and jointly-controlled entities	28,589	19,792
Disposal of subsidiaries (net)	327,622	104,846
Acquisition of remaining interest in a subsidiary	(3,605)	-
Interest income received	29,225	22,590
Net cash generated from/(used in) Investing Activities	558,961	(881,304)
Cash Flows from Financing Activities		
Proceeds from issue of shares under share option plan	24,715	14,165
(Repayment of)/Proceeds from amounts owing to/by minority interests	(34,120)	10,151
Capital contribution from minority interests (net)	139,706	93,139
Proceeds from sales of future receivables	4,261	325,436
Proceeds from borrowings	232,425	142,744
Repayment of finance leases payables	(926)	(845)
Dividends paid to minority interests	(7,288)	(22,540)
Interest expense paid	(105,940)	(79,908)
Net cash generated from Financing Activities	252,833	482,342
Net increase/(decrease) in cash and cash equivalents	426,007	(311,735)
Cash and cash equivalents at beginning of the year	2,684,851	2,105,015
Effect of exchange rate changes on cash balances held in foreign currencies	(6,721)	(8,753)
Cash and cash equivalents at end of the period	3,104,137	1,784,527

Cash and cash equivalents	3,104,137	1,790,579
Bank overdraft	-	(6,052)
Cash and cash equivalents at end of the period	3,104,137	1,784,527

Cash and cash equivalents at end of the period

The cash and cash equivalents of about $3,104.1 million as at 31/03/2007 included $2,424.3 million in fixed deposits and $62.2 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

1(d)(i) Statement of Changes in Equity

As at 31/03/2007 vs 31/03/2006 – GROUP

S$'000	Share Capital	Share Premium	Revaluation Reserve	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/01/2007, as previously reported	4,304,907	-	289,043	1,348,156	1,458,040	7,400,146	2,112,604	9,512,750
Effect of change in accounting policy #			(17,811)	(14,036)		(31,847)	(16,454)	(48,301)
Balance as at 01/01/2007, as restated	4,304,907	-	271,232	1,334,120	1,458,040	7,368,299	2,096,150	9,464,449
Effect of adopting FRS 40 #			(271,232)	241,570		(29,662)	–	(29,662)
	4,304,907	-	–	1,575,690	1,458,040	7,338,637	2,096,150	9,434,787
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans					4,084	4,084	(5,626)	(1,542)
Change in fair value of available-for-sale investments					46,270	46,270	–	46,270
Effective portion of changes in fair value of cash flow hedge					(4,830)	(4,830)	(813)	(5,643)
Realisation of available-for-sale reserve transferred to income statement					(1,884)	(1,884)	-	(1,884)
Net gains/(losses) recognised directly in equity					43,640	43,640	(6,439)	37,201
Profit for 1Q 2007				608,133		608,133	82,605	690,738
Total recognised gains/(losses) for the period				608,133	43,640	651,773	76,166	727,939
Issue of shares under share option and performance share plans	25,149				(557)	24,592	123	24,715
Cost of share-based payment					9,090	9,090	628	9,718
Effects of acquisition/ disposal, dilution and liquidation of subsidiaries (net)					(6,656)	(6,656)	(408,306)	(414,962)
MI Contribution (net)						-	139,706	139,706
Dividends paid to MI						-	(7,288)	(7,288)
Balance as at 31/03/2007	4,330,056	-	–	2,183,823	1,503,557	8,017,436	1,897,179	9,914,615

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.
\# Please refer to Note 4.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/03/2007 vs 31/03/2006 – GROUP

S$'000	Share Capital	Share Premium	Revaluation Reserve	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/01/2006, as previously reported	2,750,503	2,780,247	245,921	730,439	149,600	6,657,710	2,370,658	9,028,368
Effect of change in accounting policy #			4,519	(20,399)		(15,880)	(9,771)	(25,651)
Balance as at 01/01/2006, as restated	2,750,503	2,780,247	251,440	710,040	149,600	6,641,830	2,360,887	9,002,717
Realisation of revaluation reserve transferred to income statement			(58,335)			(58,335)	-	(58,335)
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans					(48,419)	(48,419)	(35,790)	(84,209)
Change in fair value of available-for-sale investments					25,700	25,700	-	25,700
Effective portion of changes in fair value of cash flow hedge					3,188	3,188	2,981	6,169
Net gains/(losses) recognised directly in equity			(58,335)		(19,531)	(77,866)	(32,809)	(110,675)
Profit for 1Q 2006 (restated)				129,560		129,560	12,528	142,088
Total recognised gains/(losses) for the period			(58,335)	129,560	(19,531)	51,694	(20,281)	31,413
Transfer (to)/from ●	1,512,328	(2,780,247)			1,267,919	-	-	-
Issue of shares under share option and performance share plans	17,073				(2,908)	14,165	-	14,165
Cost of share-based payment					4,553	4,553	945	5,498
Effects of acquisition/ disposal, dilution and liquidation of subsidiaries (net)						-	3,124	3,124
MI Contribution (net)						-	93,139	93,139
Dividends paid to MI						-	(22,540)	(22,540)
Others			(1,857)	(2,657)	2,911	(1,603)	717	(886)
Balance as at 31/03/2006	4,279,904	-	191,248	836,943	1,402,544	6,710,639	2,415,991	9,126,530

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.
● The transfer of share premium and capital redemption reserve of the Company to share capital was due to the abolishment of the par value concept with effect from 30/01/2006.
\# Please refer to Note 4.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/03/2007 vs 31/03/2006 – COMPANY

S$M	Share Capital	Share Premium	Capital Reserve	Capital Redem. Res.	Accumulated Profits	Equity Comp. Res	Total
Balance as at 01/01/2007	4,304,907	–	41,831	–	363,353	24,330	4,734,421
Profit for 1Q 2007					73,994		73,994
Total recognised gains for the period					73,994		73,994
Issue of shares under share option and performance share plans	25,149					(298)	24,851
Cost of share-based payment						2,387	2,387
Balance as at 31/03/2007	4,330,056	–	41,831	–	437,347	26,419	4,835,653
Balance as at 01/01/2006	2,750,503	1,512,015		313	411,225	19,441	4,693,497
Profit for 1Q 2006					183,554		183,554
Total recognised gains for the period					183,554		183,554
Transfer (to)/from @	1,512,328	(1,512,015)		(313)			-
Issue of shares under share option and performance share plans	17,073					(2,908)	14,165
Cost of share-based payment						4,086	4,086
Others					(1,415)	1,415	-
Balance as at 31/03/2006	4,279,904	–	–	–	593,364	22,034	4,895,302

@ The transfer of share premium and capital redemption reserve of the Company to share capital was due to the abolishment of the par value concept with effect from 30/01/2006.

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital

As at 31/03/2007, the issued and fully paid-up share capital of the Company was $4,330.1 million (31/03/2006: $4,279.9 million). Movements in the Company's issued and fully paid-up share capital during 1Q 2007 were as follows:

	$'000
As at 01/01/2007	4,304,907
Issue of shares under CapitaLand Share Option Plan	24,715
Issue of shares under CapitaLand Performance Share Plan	434
As at 31/03/2007	4,330,056

As at 31/03/2007, the issued ordinary shares of the Company numbered 2,795,251,349 (31/03/2006: 2,763,199,758). During the quarter, the Company issued 15,905,242 ordinary shares, of which 13,985,494 shares were issued under the Share Option Plan and 1,919,748 shares were under the Performance Share Plan.

Shares under Share Option Plan

As at 31/03/2007, the number of outstanding share options under the Company's Share Option Plan was 43,464,708 (31/03/2006: 74,836,541).

Shares under Performance Share Plan

As at 31/03/2007, the number of outstanding performance shares under the Company's Performance Share Plan was 9,081,841 (31/03/2006: 9,058,500).

The final number of performance shares given will depend on the achievement of pre-determined targets over a three-year performance period. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more performance shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

Shares under Restricted Stock Plan

With effect from 2007, the Company has ceased granting share options under the Company's Share Option Plan and has granted awards of shares under the Company's Restricted Stock Plan in place of stock options. This change is part of the Company's efforts to further align the employees' performance with the long term shareholders value creation objectives.

Under the Restricted Stock Plan, the awards granted are conditional on performance targets set at the start of each performance qualifying period which is currently set at one year. A minimum threshold performance must be achieved before any shares can be awarded and the awards are to be released over a vesting period. The restricted stock awards could be equity or cash settled at the end of each vesting period. Awards to directors and managerial staff are equity settled while awards to non-managerial staff are cash settled.

As at 31/03/2007, the number of shares awarded and outstanding under the Company's Restricted Stock Plan was 4,821,450 (31/03/2006: Nil), of which 670,750 are to be cash settled.

The final number of shares to be released will depend on the achievement of threshold performance level at the end of one-year performance period and the release shall be over a vesting period of two to three years. No shares will be released if the threshold targets are not met at the end of the one-year performance period. On the other hand, if superior targets are met, more shares than the original award could be released up to a maximum of 150% of the original award.

Convertible Bonds

As at 31/03/2007, there existed $430 million of Convertible Bonds ("Bonds") due in 2016. These Bonds are convertible by holders into ordinary shares of the Company at any time on or after 26 December 2006 at a conversion price of $7.3136 per share. At this conversion price, and assuming the Bonds are fully converted, the number of new ordinary shares to be issued for the conversion would be 58,794,574, representing a 2.1% increase over the total number of issued shares of the Company as at 31/03/2007.

2. **Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)**

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Adoption of New & Revised Financial Reporting Standards

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2006, except for the adoption of the following Financial Reporting Standard ("FRS") or Interpretation of Financial Reporting Standard ("INT FRS") that became effective for financial years beginning on or after 1 January 2007.

FRS 40 – Investment Property

FRS 40 *Investment Property*, which became mandatory for the Group 2007's financial statements, permits investment properties to be stated at either fair value or cost less accumulated depreciation and impairment losses.

With the adoption of FRS 40, the Group continues to classify its investment properties which met the recognition criteria under FRS 40 as investment properties and stated them at fair value. Investment properties which do not meet the FRS 40 recognition criteria are reclassified as property, plant and equipment under FRS 16 *Property, Plant and Equipment*. This change has resulted in the Group measuring its serviced residences properties at cost less accumulated depreciation and impairment losses, after considering the serviced residences properties' residual values.

In accordance with the transitional provisions of FRS 40, the Group has elected to recognise the effects of FRS 40 adoption as an adjustment to the opening balance of retained earnings as at 1 January 2007. In respect of the Group's serviced residences properties accounted under the cost model of FRS 16, the change in accounting policy was recognised retrospectively in accordance with the provisions of FRS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, and comparatives have been restated.

Accordingly, subject to year end audit, the effects on the Group's financial statements arising from the change in accounting policy and the adoption of FRS 40 are as follows:

	Increased/(Decreased)	
	2007 S$M	2006 S$M
Change in accounting policy - FRS 16		
Equity - as at 1 January		
Assets Revaluation Reserve	(17.8)	4.5
Accumulated Profits	(14.0)	(20.4)
Minority Interests	(16.5)	(9.8)
Income Statement		
First Quarter PATMI	(1.5)	(1.4)

	Increased /(Decreased)
	2006 S$M
Non-Current Assets - as at 31 December	
Investment Properties	(1,181.5)
Properties under Development	(117.6)
Property, Plant and Equipment	1,266.3
Other Assets	(15.5)

	Increased/(Decreased) 2007 S$M
Adoption of new accounting standard – FRS 40	
Equity - as at 1 January	
Assets Revaluation Reserve	(271.2)
Accumulated Profits	241.6
Income Statement	
First Quarter PATMI	429.5
Non-Current Assets - as at 1 January	
Interest in Associates	(29.6)

Other Improvements to FRS applicable from 1 January 2007

Apart from FRS 40, the Group also adopted various revised or new FRS and INT FRS, applicable from 1 January 2007. These do not have a significant financial impact on the Group.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Please refer to Item 4 above.

6. **Earnings per ordinary share (EPS) based on profit attributable to the equity holders of the Company after deducting any provision for preference dividends:**

		Group	
		1Q 2007	1Q 2006 (restated)
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents)	21.8	4.7
	Weighted average number of ordinary shares (in million)	2,785.2	2,754.6
6(b)	EPS based on fully diluted basis (in cents)	21.1	4.6
	Weighted average number of ordinary shares (in million)	2,895.6	2,801.4

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	Group		Company	
	31/03/2007	31/12/2006 (restated)	31/03/2007	31/12/2006
NAV per ordinary share	$2.87	$2.65	$1.73	$1.70
NTA per ordinary share	$2.85	$2.64	$1.73	$1.70

8. **Review of the performance of the group**

GROUP OVERVIEW

S$M	1Q 2007	1Q 2006 (restated)	Variance %
Revenue	637.0	658.7	(3.3)
EBIT	819.5	223.6	266.4
Finance costs	(91.1)	(70.1)	(30.0)
PBT	728.4	153.6	374.3
PATMI	608.1	129.6	369.4

1Q 2007 vs 1Q 2006

The Group made a strong start this year. Despite slightly lower revenue, the Group achieved a profit after tax and minority interests ("PATMI") of $608.1 million, about $478.6 million or 369.4% higher than the profit of $129.6 million recorded in 1Q 2006. The increase in profitability was achieved on the back of higher portfolio gains, fair value gain related to a divestment and better results from jointly-controlled entities.

The slight decrease in revenue was mainly due to lower sales from development projects, partially mitigated by the consolidation of revenue from Raffles City Shanghai as well as higher contribution from the serviced residence operations on account of strong REVPAU growth.

The higher earnings before interest and tax ("EBIT") was mainly due to higher other operating income (as mentioned in Note 1(a)(ii)(B)) and better results from jointly-controlled entities.

Interest expense was also higher mainly due to an increase in foreign currency loans drawn down to finance new overseas investment projects.

The Group's net debt and gearing (net debt to equity ratio) as at end March 2007 were $4.9 billion and 0.50 respectively compared to a net debt of $4.8 billion and gearing of 0.53 as at end March 2006.

Tax expense for 1Q 2007 was higher at $37.6 million compared to $11.5 million recorded in 1Q 2006 mainly due to higher taxable income which included the gain on the placement of units in Ascott Residence Trust.

Overseas revenue at $373.1 million accounted for 58.6% of the Group's revenue, up from 52.0% a year ago. The higher overseas revenue was mainly due to the higher contribution from China operations. Overseas EBIT contribution at $135.0 million dropped from 70.6% to 16.5% of the Group's EBIT due to the exceptional performance in Singapore which had the benefit of the substantial fair value gain on Temasek Tower.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

S$M	1Q 2007	1Q 2006	Variance %
Revenue	427.2	486.8	(12.3)
EBIT	121.2	67.1	80.6

The decrease in revenue was mainly due to lower revenue from Singapore, partially offset by higher sales contributions from China.

Despite the lower revenue, EBIT was $54.1 million higher than 1Q 2006 mainly due to the write back of previous provisions and higher profit contribution from Singapore operations.

In 1Q 2007, CRL acquired the Gillman Heights Condominium, which would double its current residential landbank area in Singapore. The Orchard Residences, a joint venture development, was launched with Phase One fully sold.

In China, CRL's first residential project in Ningbo, Summit Residences, was launched in March 2007.

Commercial SBU: CapitaLand Commercial Limited ("CCL")

S$M	1Q 2007	1Q 2006	Variance %
Revenue	53.3	32.2	65.7
EBIT	560.9	93.1	502.4

The increase in revenue was mainly due to the consolidation of revenue of Raffles City Shanghai, which became a subsidiary in September 2006, as well as higher rental income from Singapore office and industrial properties and higher property management fee income.

The increase in EBIT was mainly due to the fair value gain arising from the sale of Temasek Tower and the gain from the divestment of the office space in Samsung Hub. In 1Q 2006, there was a gain of $55.9 million from the sale of Shanghai Xin Mao Property Development Co., Ltd.

Retail SBU: CapitaLand Retail Limited ("CRTL")

S$M	1Q 2007	1Q 2006	Variance %
Revenue	21.0	18.7	12.6
EBIT	23.7	20.2	17.3

The increase in revenue was mainly due to Clarke Quay following the completion of asset enhancement works in 4Q 2006 as well as higher retail management and project management fees from CapitaMall Trust.

EBIT was higher than 1Q 2006 for the same reasons as mentioned above.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

S$M	1Q 2007	1Q 2006	Variance %
Revenue	23.3	19.0	22.9
EBIT	12.1	19.6	(38.0)

The increase in revenue is mainly attributable to higher fund management fees from the enlarged assets under management ("AUM") of $13.3 billion (excludes AUM under Ascott Residence Trust) as at March 2007 compared to $8.5 billion a year ago. The AUM increase was a result of the acquisition of Raffles City, Singapore, by CapitaCommercial Trust and CapitaMall Trust and new funds and real estate investments trusts ("REIT") such as CapitaRetail China Development Fund, CapitaRetail China Incubator Fund and CapitaRetail China Trust.

The decrease in EBIT was mainly due to the absence of an $11.0 million mark-to-market gain on an investment which was divested in December 2006. There were also higher operational expenses, which were partially offset by higher revenue, higher dividend income and higher share of profits from associates in 1Q 2007.

TAG & ART: The Ascott Group & Ascott Residence Trust

S$M	1Q 2007	1Q 2006 (restated)	Variance %
Revenue	119.3	106.5	12.0
EBIT	29.2	14.6	99.6

The increase in revenue was underpinned by a strong overall REVPAU growth to $124 in 1Q 2007 from $109 in 1Q 2006 on a same store basis. The double digit REVPAU increases were achieved in most regions.

The improvements in the EBIT were driven by the robust REVPAU growth as well as the absence of transaction costs relating to the establishment of ART previously charged to the income statement in 1Q 2006.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current results are broadly in line with the prospect statement made when the full year 2006 financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, CRL expects to launch another two projects this year.

In China, with a rising urban population and strong economic growth, the demand for quality housing, especially in the second tier cities, is expected to continue to grow. To meet this demand, CRL intends to launch its maiden projects in Hangzhou and Chengdu by the end of the year.

In Australia, Australand will continue its strategy of increasing its recurrent income from investment properties.

Riding on Asia's rising growth, CRL will continue to build its presence in Vietnam and India. In Vietnam, CRL expects to launch its maiden project in 2Q 2007 and a second project by the end of the year.

Commercial SBU: CapitaLand Commercial Limited ("CCL")

In Singapore, demand for office space continued to intensify, particularly in prime spaces which resulted in strong upward rental adjustments.

Supply of office space continues to be tight both in the core central business district as well as the fringe and decentralised areas. This would be exacerbated by the impending loss of office stock which will be redeveloped over the next few years. Demand drivers continue to remain strong and, given the tight supply, large space occupiers are pursuing early pre-commitments to future developments. Property consultants expect office rents to reach new highs due to surging demand from expanding firms and the tight supply situation which is likely to persist for another three years. CCL, with its significant stake in CapitaCommercial Trust and several joint ventures with Singapore office buildings, expects to benefit from the rising office rental in 2007.

CCL also expects its properties in Hong Kong, China and the United Kingdom to continue to do well.

In Hong Kong, office rent for the best quality space in Central is expected to continue to edge higher in 2007 given the continuing thin supply and strong financial industry-related demand. In China, particularly in Shanghai, demand in the office leasing market continued to be strong especially in the Jing'an and Pudong districts. In the United Kingdom, rents in prime central London have accelerated and are expected to continue in 2007, fuelled by the strong demand and the limited supply of office space.

Retail SBU: CapitaLand Retail Limited ("CRTL")

The Singapore economy continued to grow at a healthy pace with the GDP estimates indicating a growth of 6% in the first quarter of 2007. On a quarter-on-quarter seasonally adjusted annualised basis, GDP grew by 7.2%, following a 7.9% gain in the last quarter of 2006. The outlook for the retail sector in Singapore remains very positive with prime retail rentals expecting to increase further in 2007.

In China, retail sales are likely to grow 14.5% year-on-year in 2007 on the back of rising income. This augurs well for CRTL which will continue to expand its China business through acquisitions and management of malls anchored by Wal-Mart and other China retailers.

In Japan, CRTL will continue to actively pursue acquisition opportunities to further expand its presence as Japan remains a key long term retail property market for CapitaLand.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

CFL will continue to focus on strengthening its fund management business in 2007 by growing its AUM through accretive acquisitions and origination of new property funds/real estate products comprising assets in China, India, Malaysia and the Gulf Cooperation Council (GCC) region.

With Quill Capita Trust listed in January 2007 and the Malaysian Commercial Development Fund closed in March 2007, CFL now manages four REITs and eleven private equity funds across Singapore, China, Japan and Malaysia.

CFL is targeting to close the Raffles City Bahrain Fund in early May 2007. This will be the first equity Sukuk fund for a real estate project. The fund will invest in an integrated development comprising residential, serviced apartment, retail and leisure components within Bahrain Bay, which is expected to be completed in 2010.

TAG & ART: The Ascott Group & Ascott Residence Trust

Ascott's strong branding and international marketing network underpin its leadership position in Asia and Europe.

The general business and market sentiments in Asia and Europe remain positive and will continue to drive REVPAU growth for the serviced residences in these regions. TAG's asset enhancement plans are expected to further improve the overall performance of TAG's portfolio.

TAG will continue to execute its strategy of acquiring and incubating properties to build up a strong pipeline to contribute to operating performance and/or potential portfolio gains in the future. TAG is also expected to benefit from higher fee-based income through new serviced residence management contracts and REIT management fees.

As part of TAG's further expansion in China, TAG has launched Ascott Residence (China) Incubator Fund, a private equity investment fund, on 26 April 2007. TAG targets to raise between USD300 million and USD500 million and plans to hold an equity stake of at least 30% in the fund, subject to a maximum of USD200 million.

TAG's portfolio gains and operating performance in 2007 are expected to remain strong and profitable.

GROUP OVERALL PROSPECTS FOR 2007

The Group continues to see strong growth trends in Asia. In particular, we see strong fundamentals in Singapore across the residential, retail, and office sectors this year and our business is well positioned to benefit from this. CapitaLand's strong financial capacity and its capital efficient business model will allow it to continue to execute its growth plans in Asia.

The Group's prospects will be underpinned by the following:

- Expanding its geographic footprint in China, India and other growth markets including Vietnam, while continuing to seek opportunities in Singapore to benefit from the strong property market.

- Remaining focused on the residential, retail, commercial and integrated development sectors, while growing our serviced residences business through The Ascott Group.

- Growing assets under management through our extensive international network and reputation to attract global capital to grow our REIT and private equity fund management business.

- Pro-active capital management and capital recycling to achieve optimal risk-adjusted returns for shareholders, underpinned by our disciplined risk management processes.

- Investing in human capital with an emphasis on nurturing the spirit of innovation, creativity and entrepreneurship among our more than 6,000 strong global staff.

The Group is confident that it will be profitable in 2007.

11. Dividend

11(a) Any dividend declared for the present financial period? Nil.

11(b) Any dividend declared for the previous corresponding period? Nil.

11(c) Date payable : Not applicable.

11(d) Books closing date : Not applicable.

12 If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a) By Strategic Business Units (SBUs) – 1Q 2007 vs 1Q 2006

	Revenue			Earnings before interest & tax		
	1Q 2007 S$'000	1Q 2006 S$'000	Variance %	1Q 2007 S$'000	1Q 2006 S$'000 (restated)	Variance %
Residential	427,152	486,794	(12.3)	121,248	67,131	80.6
Commercial	53,289	32,155	65.7	560,876	93,101	502.4
Retail	21,018	18,669	12.6	23,651	20,169	17.3
Financial Services	23,336	18,983	22.9	12,125	19,566	(38.0)
TAG and ART	119,276	106,540	12.0	29,189	14,621	99.6
RHL Group[1]	-	865	NM	-	15,658	NM
Others and Consolidation adjms	(7,055)	(5,355)	(31.7)	72,376	(6,601)	NM
Total	**637,016**	**658,651**	**(3.3)**	**819,465**	**223,645**	**266.4**

[1] RHL had ceased operation and was delisted from the official list of the Singapore Exchange Securities Trading Limited on 13 December 2006.

Strictly for information only, the numbers reported by Ascott Residence Trust and The Ascott Group to their respective shareholders are:-

	Revenue			Earnings before interest & tax		
	1Q 2007 S$'000	1Q 2006 S$'000	Variance %	1Q 2007 S$'000	1Q 2006 S$'000 (restated)	Variance %
Ascott Residence Trust	28,957	NA	-	7,484	NA	-
The Ascott Group	95,078	106,540	(10.8)	19,956	60,809	(67.2)

NA : ART was established in March 2006

13(b) By Geographical Location – 1Q 2007 vs 1Q 2006

	Revenue			Earnings before interest & tax		
	1Q 2007 S$'000	1Q 2006 S$'000	Variance %	1Q 2007 S$'000	1Q 2006 S$'000 (restated)	Variance %
Singapore	263,924	316,137	(16.5)	684,509	65,806	940.2
Australia & New Zealand	167,596	197,912	(15.3)	45,971	31,482	46.0
China	119,823	67,868	76.6	54,990	99,752	(44.9)
Asia (excl. S'pore/China)	27,165	27,112	0.2	23,002	21,881	5.1
Europe	58,346	49,622	17.6	11,238	4,724	137.9
Others	162	-	NM	(245)	-	NM
Total	637,016	658,651	(3.3)	819,465	223,645	266.4

14. **In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments**

    Please refer to Item 8.

15. **Breakdown of Group's revenue and profit after tax for first half year and second half year**

    Not applicable.

16. **Breakdown of Total Annual Dividend (in dollar value) of the Company**

    Not applicable.

17. **Confirmation Pursuant to Rule 705(4) of the Listing Manual**

    To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and the Company (comprising the balance sheet, consolidated income statement, statement of changes in equity and consolidated cash flows statement, together with their accompanying notes) as at 31 March 2007 and the results of the business, changes in equity and cash flows of the Group for the three months ended on that date, to be false or misleading in any material respect.

    On behalf of the Board

Dr Hu Tsu Tau	**Liew Mun Leong**
Chairman	Director

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
27 April 2007

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.




For Immediate Release
27 April 2007

NEWS RELEASE

CapitaLand achieves 1Q2007 record profit of S$608 million, more than 4 times higher than 1Q2006

Singapore, 27 April 2007 – CapitaLand posted profit after tax and minority interests (PATMI) of S$608.1 million for the 1Q2007, which is 4.7 times the profit achieved in 1Q2006. Group Earnings before Interest and Tax (EBIT) was S$819.5 million for 1Q2007, about S$595.9 million or 266% higher than 1Q2006.

There was strong performance by the various business units. For residential, the higher EBIT was due primarily to better profit margins on the back of Singapore's strong property environment. Together with contributions from China and Australia, residential EBIT rose to S$121.2 million, up by more than 80% from 1Q2006.

Commercial EBIT rose to S$560.9 million from S$93.1 million, the latter includes a S$55.9 million gain from the sale of Shanghai Xin Mao Property Development Co., Ltd. The business unit also benefitted from increased rental income from Singapore commercial properties, higher property management fee, a fair value gain of S$472.9 million based on the sale of Temasek Tower, and the S$41.2 million gain from the sale of Samsung Hub.

Retail EBIT grew on improved rentals following the asset enhancement of retail properties and higher fee income. Serviced residences also did well. The Group benefited from a S$33.8 million gain arising from the placement of Ascott Residence Trust units.

Financial Highlights

S$ million	**1Q2007 (3 mths)**	**1Q 2006 (3 mths)**
Revenue	637.0	658.7
Earnings before interest and tax (EBIT)	819.5	223.6
Finance costs	(91.1)	(70.1)
Profit after tax and minority interests (PATMI)	**608.1**	**129.6**

Dr Richard Hu, Chairman of CapitaLand Group, said: "The Group continues to benefit from the strong growth trends in Asia. Singapore, in particular, has experienced exceptional growth and all the business units have taken advantage of the opportunities: Strong take- up rates in homes sales, intense demand for prime office space, higher rentals for retail malls and robust REVPAU growth for serviced residences. The Group's growth prospects will be underpinned by its expansion in China, India and other growth markets including Vietnam while continuing to secure opportunities in the Singapore real estate market."

Liew Mun Leong, President and CEO of CapitaLand Group, said: "The upswing in the Asian real estate market, the on-going urbanisation of the Asian economies and the institutionalisation of Asian real estate are all positive growth drivers for the entire Group. The Singapore property market continues to present exceptional demand driven growth for all our business units. We also continue to grow overseas. We are now expanding our multi-sector presence to oil-rich countries, as exemplified by the announcement of our memorandum of understanding with Eurasia Logistics, a logistics property developer in Russia. The Group has also raised its target for assets under management (AUM) to S$18 billion, covering China, Japan, Malaysia and oil-rich countries like Bahrain, where the Group recently launched the first equity Sukuk fund, which is also its second Shariah-compliant product. We are confident that we will continue to deliver on our strategy to the benefit of our shareholders."

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **27 April 2007**

For more information, please contact:

Harold Woo
SVP, Investor Relations
DID : (65) 68233210

Basskaran Nair
SVP, Corporate Communications
DID: (65) 68233554

For the full 1Q2007 CapitaLand Limited Financial Statements announcement and slides, please visit our website www.capitaland.com

Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2007 18:17:56
Announcement No.	00243

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation Slides - "CapitaLand 1Q 2007 Results"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CLAnnc.Slides.1Q2007.27Apr07.pdf Total size = **1590K** (2048K size limit recommended)

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CapitaLand

CapitaLand 1Q 2007 Results



27 April 2007

Disclaimer

These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.


CapitaLand

1Q 2007 – Sterling Results

- **Strong PATMI of S$608 million, up 369%**
  - Strong operating performance & EBIT margins by business units
- **Singapore very strong, EBIT contribution of 84%**
  - Favourable office and residential environment
- **Overseas business remains positive**
  - Overseas operating income grows in absolute terms
- **Growing financial services and fee-based income**
  - Listed Quill Capita Trust and closed Malaysia Commercial Development Fund
- **Active capital management**
  - Strong financial capacity: Net D/E ratio 0.50
  - Special dividend of 5 cents payable on 28 May 2007


CapitaLand

1Q 2007 - Strong Earnings Performance

S$ million	3Mths 2006	3Mths 2007	Change
Revenue	658.7	637.0	↓ 3.3%
EBIT	223.6	819.5	↑ 266.4%
PATMI	129.6	608.1	↑ 369.4%
EPS (S cents)	4.7	21.8	↑ 363.8%
NTA / share (S$)	2.42	2.85	↑ 17.8%


CapitaLand

1Q 2007 – Geographical Breakdown



By Geographical Location
Total Assets
S$20.8 billion
Europe 6%
China 20%
Australia & NZ 20%
Other Asia* 8%
Singapore 46%
Revenue
S$637.0 million
Europe 9%
China 19%
Australia & NZ 26%
Other Asia* 4%
Singapore 42%
EBIT
S$819.5 million
Europe 1%
China 7%
Australia & NZ 6%
Other Asia* 3%
Singapore 83%
Strong Singapore Contribution in 1Q07

** Includes Hong Kong, India, Vietnam, Malaysia, Thailand and Japan*


CapitaLand



EBIT Contributions by SBU



3Mths 2006 - S$223.6 million
Raffles 7%
TAG 6%
Financial Svcs 9%
Residential 29%
Retail 9%
Commercial 40%
3Mths 2007 - S$819.5 million
Others** 9%
TAG & ART 4%
Financial Svcs 1%
Residential 15%
Retail 3%
Commercial* 68%

*Commercial - Include fair value gain from Temasek Tower and sale of Samsung Hub office space
** Others - Primarily consisting of gain from placement of ART units

CapitaLand

EBIT by SBU

(S$ million)	3Mths 2006	3Mths 2007	Change
Residential	67.1	121.2	↑ 80.6%
Commercial	93.1	560.9	↑ 502.4%
Retail	20.2	23.7	↑ 17.3%
Financial Svcs	*19.6	12.1	↓ 38.0%
TAG & ART	14.6	29.2	↑ 99.6%
RHL Grp	15.7	-	N.M.
Others & Adj	(6.6)	**72.4	N.M.
Total EBIT	223.6	819.5	↑ 266.4%

*Includes S$11m mark-to-market gain on investment
**Primarily consisting of gain from placement of ART units

CapitaLand

EBIT by Geography

(S$ million)	3Mths 2006	3Mths 2007	Change
Singapore	65.8	684.5	↑ 940.2%
Australia & NZ	31.5	46.0	↑ 46.0%
China	**99.8	55.0	↓ 44.9%
*Other Asia	21.9	23.0	↑ 5.1%
Europe	4.7	11.2	↑ 137.9%
Total EBIT	223.6	819.5	↑ 266.4%

* Includes Hong Kong, India, Vietnam, Malaysia, Thailand and Japan
** Gain of S$55.9m from sale of Shanghai Xin Mao Property Dev't Co. Ltd


CapitaLand

Financial Capacity / Debt Coverage

	3Mths 2006	3Mths 2007	Change
Net Debt (S$ billion)	4.83	4.92	Increased
Equity (S$ billion)	9.13	9.91	Increased
Net Debt / Equity	0.53	0.50	Decreased
% Fixed Rate Debt	65%	69%	Satisfactory
Finance Cost (S$ million)	70.1	91.1	Increased
Interest Cover Ratio (ICR)	5.4	13.9	Satisfactory
Interest Service Ratio (ISR)	3.1	1.0	Decreased

$$ICR = \frac{EBITDA}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$


CapitaLand

Balance Sheet Capacity



S$ billion
10
9
8
7
6
5
4
Equity
Net Debt
2000
2001
2002
2003
2004
2005
2006
1Q07



CapitaLand

Residential Geographical Breakdown

Revenue (S$ million)	3Mths 2006	3Mths 2007	Change
Singapore	248	193	(22%)
China	52	77	48%
Others (includes Australia)	187	157	(16%)
Total	487	427	(12%)

EBIT (S$ million)	3Mths 2006	3Mths 2007	Change
Singapore	19	56	195%
China	15	18	20%
Others (includes Australia)	33	47	42%
Total	67	121	81%


CapitaLand



Residential - Singapore

- **The Orchard Residences launched in 1Q07**
  - Phase One (98 units) fully sold
  - Prices breached S$4,000 psf, with average pricing of S$3,213 psf

- **Target to launch 1,000 to 1,200 units in 2007**
  - The Seafront on Meyer, Parkview site, Dragon View site and Silver Tower site.



The Orchard Residences
CapitaLand

Residential - China

- **Target to launch 2,000 to 3,000 units in 2007**
  - Yangtze River Delta
    - -Shanghai, Ningbo, Hangzhou
  - Bohai Economic Rim
    - -Beijing
  - South West China
    - -Chengdu


Summit Residences, Ningbo


Sunny Lido PII, Chengdu



Residential - Singapore
Stages of Income Recognition

PROJECT	Units	Sold *(Up to Mar'07)*	Completed *(up to Mar'07)*
Launched in '04			
Varsity Park Condominium	530	99%	69%
Citylights	600	92%	85%
Launched in '05			
RiverGate	545	85%	30%
RiverEdge	135	71%	45%
Launched in '06			
The Metropolitan Condominium	382	72%	10%
Scotts HighPark	37 (launched)	100%	11%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

CapitaLand

Residential – China
Stages of Income Recognition

PROJECT	Units Launched	Sold *(Up to Mar'07)*	Completed *(up to Mar'07)*
SHANGHAI			
Oasis Riviera III	328	65%	100%
Oasis Riviera IV	292	70%	45%
Westwood Green	212	64%	100%
Parc Trésor	583	78%	95%
BEIJING			
La Forêt (Zone B)	495	100%	100%
La Forêt (Zone C)	899	68%	82%
GUANGZHOU			
Beau Monde	386	94%	80%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

CapitaLand

Commercial - Singapore



- **Divested Temasek Tower for S$1.039b**
  - Achieved S$1,550 psf of NLA for this location
  - PATMI contribution of S$427m fair value gain
- **Divested Samsung Hub strata space for S$152.9m**
  - Achieved S$1,400 psf of NLA
  - Gain of S$41.2m
- **CCT portfolio achieved strong rental rates**
  - Weighted average rentals (renewal & new leases) up by 22.8% over preceding rates




CapitaLand

Commercial - Singapore
Portfolio Occupancy



91%
99%
99%
64%
87%
87%
Office
Industrial
Dec 05
Dec 06
Mar07

Office occupancy excludes Temasek Tower

CapitaLand

Retail - Singapore

- **Strong performance**
  - Higher revenue from Clarke Quay, higher management fees in view of enlarged portfolio in both Singapore and China
- **Strengthened Integrated Retail Property Business Platform**
  - 15Jan07 MOU to acquire over 35 malls in various cities in China
  - Potentially own / manage over 70 retail properties in more than 24 cities, total asset size of US$3b and measuring over 3.2m sqm
- **Continue to build on our strong on-ground delivery capabilities**
  - Staff strength of over 1,300 comprising predominantly Chinese Nationals
- **CMT portfolio achieved strong rental rates**
  - 16.3% above preceding rentals
- **CMT's acquisition from CapitaRetail Singapore Fund**
  - Lot One, Bukit Panjang Plaza & Rivervale Mall
  - Asset base to increase by S$710m



Lot One Shoppers' Mall (Lot 1) | Bukit Panjang Plaza | Rivervale Mall

Financial Services

- **Malaysia Commercial Development Fund**
  - More than 3x subscribed, raising US$270m (S$413m)
  - Expected gross development value of US$1.0b
  - Another potential pipeline for Quill Capita Trust

- **All 3 S-REITs' DPU exceeded forecast**

	DPU (cents)		
REIT	1Q07 Actual	Forecast	% Change
CCT	2.11	1.92[1]	⬆ 9.9
CMT	3.00	2.81[2]	⬆ 6.8
CRCT	1.51	1.38[3]	⬆ 9.4

1 : CCT Circular dated 15Aug'06
2 : CMT Offer Information Statement dated 29Aug'06
3 : CRCT Prospectus dated 29Nov'06

CapitaLand

Analysis Of Revenue By SBU

SBU	3Mths '06 (S$'M)	3Mths '07 (S$'M)	Change	Comments
Residential	486.8	427.2	(12.3%)	• Lower revenue from Singapore partially offset by higher sales from China.
Commercial	32.2	53.3	65.7%	• Increase due to consolidation of Raffles City Shanghai & higher rental income & property management fees from Singapore.
Retail	18.7	21.0	12.6%	• Higher rental is higher due to higher revenue from Clarke Quaye and higher management fees in view of enlarged portfolio managed under CMT, assets under CRCT and China portfolio.
Financial Svcs	19.0	23.3	22.9%	• Higher fund management fees from enlarged AUM.
TAG & ART	106.5	119.3	12.0%	• Strong overall REVPAU growth in majority of the geographical regions.
RHL Group	0.9	-	NM	• Ceased operation and was delisted from the official list of the Singapore Stock Exchange on 13Dec'06
Others & Consol Adj	(5.4)	(7.1)	31.7%	-
Total Revenue	**658.7**	**637.0**	**(3.3%)**	

Analysis Of EBIT By SBU

SBU	3Mths '06 (S$'M)	3Mths '07 (S$'M)	Change	Comments
Residential	67.1	121.2	80.6%	• EBIT was S$54.1m higher largely due to improved margins from Singapore operations.
Commercial	93.1	560.9	502.4%	• Increase due mainly to fair value gain arising from sale of Temasek Tower & divestment of office space in Samsung Hub. Note: in 1Q06, a gain of S$55.9m from sale of Shanghai Xin Mao Property Dev't Co. Ltd was recorded.
Retail	20.2	23.7	17.3%	• Higher rental income from Clarke Quay & higher retail and project management fees from CMT.
Financial Svcs	19.6	12.1	(38.0%)	• Decline due largely to absence of S$11m mark-to-market gain on investment in 1Q06 which was disposed in Dec'06.
TAG & ART	14.6	29.2	99.6%	• EBIT growth attributed to higher REVPAU and the absence of transaction costs on establishment of ART previously charged in 1Q06.
RHL Group	15.7	-	NM	• Ceased operation and was delisted from the official list of the Singapore Stock Exchange on 13Dec'06
Others & Consol Adj	(6.6)	72.4	N.M.	• Comprises primarily of gain on placement of units in ART
Total EBIT	**223.6**	**819.5**	**266.4%**	

Thank You

CapitaLand

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Apr-2007 07:27:57
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited's announcement regarding the Compulsory Acquisition of The Masters Golf & Country Club Land by the Guangzhou Land Office
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	TAGNewsRelease.GolfCourse.pdf TAGAnnc.GolfCourse.pdf CLAnnc.TAGGolfCourse.30Apr07.pdf Total size = **269K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

THE ASCOTT GROUP LIMITED'S ANNOUNCEMENT REGARDING THE COMPULSORY ACQUISITION OF THE MASTERS GOLF & COUNTRY CLUB LAND BY THE GUANGZHOU LAND OFFICE

CapitaLand Limited ("CapitaLand") refers to the announcement made by its 66.7% indirectly owned subsidiary, The Ascott Group Limited ("TAG") on 29 April 2007 in relation to the compulsory acquisition of the entire land occupied by The Masters Golf & Country Club (the "Club") by the Land Requisition Office of the Guangzhou Municipal People's Government for a cash compensation of RMB1 billion (approximately S$198.7 million) (the "Compulsory Acquisition"). A copy of TAG's announcement is attached for information.

CapitaLand wishes to announce that, upon completion of the Compulsory Acquisition, it is expected to recognise in its Group consolidated accounts a write-back of approximately S$72 million.

Based on the unaudited consolidated financial statements of CapitaLand for the first quarter ended 31 March 2007:

(i) assuming that the Compulsory Acquisition was effected on 1 January 2007, CapitaLand's earnings per share would have increased from 21.8 cents to 24.4 cents for the first quarter ended 31 March 2007; and

(ii) assuming that the Compulsory Acquisition was effected on 31 March 2007, the financial impact on CapitaLand's net tangible assets per share would not be material but the impact on the earnings per share would be as stated under (i) above.

Some of the Directors may be members of the Club. Save as disclosed above, none of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Compulsory Acquisition.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 April 2007

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

COMPULSORY ACQUISITION OF THE MASTERS GOLF & COUNTRY CLUB LAND BY THE GUANGZHOU LAND OFFICE

1. **Introduction**

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that a compensation agreement ("Compensation Agreement") for the compulsory acquisition of the entire land occupied by The Masters Golf & Country Club ("MGCC") (the "Compulsory Acquisition") has been entered into between Land Requisition Office of the Guangzhou Municipal People's Government ("Guangzhou Land Office") and Guangzhou F.C. Golf & Country Club Co., Ltd. ("Guangzhou FC"), an indirectly owned subsidiary of the Company, for a total cash compensation amount of RMB1,006,421,311 (approximately S$198.7 million) (the "Compensation Amount"). The Compensation Agreement was signed on 28 April 2007 and becomes effective on 30 April 2007.

Under the Contractual Joint Venture Agreement ("CJV") signed with Guangzhou Xin Fang Shi Ye Co., Ltd. and Guangzhou Fang Cun District Real Estate Development General Corporation (collectively, the "Guangzhou Liwan District Government"), the Company has an effective stake of 70% in Guangzhou FC with the Guangzhou Liwan District Government holding the balance 30% stake.

2. **The Compulsory Acquisition**

The Compulsory Acquisition arose as a result of the planned construction of the Guangzhou-Wuhan public railway lines over some parts of the land occupied by MGCC in Liwan District, Guangzhou, in the People's Republic of China. The Guangzhou Land Office has agreed to acquire the entire land totalling 934,498 square metres in area together with the buildings and ancillary facilities thereon, including a 6,000 square metre club house. MGCC is an 18-hole golf course with a 64-bay public driving range.

3. **Compensation Amount and Use of Proceeds**

The Compensation Amount was based on the valuation carried out by independent valuers appointed by the Guangzhou Land Office which took into account the values of the land, buildings and ancillary facilities in MGCC. The Compensation Amount will be paid in phases with the first payment of RMB 200 million to be paid by mid-May 2007. The entire sum is expected to be received by 30 June 2007.

The Compensation Amount will be used to settle outstanding liabilities of Guangzhou FC including transaction costs and any balance will be distributed to the Company and Guangzhou Liwan District Government in accordance with the terms of the CJV.

4. Financial Effects

The pro forma financial effects of the said Compulsory Acquisition are purely for illustrative purposes and are neither indicative of the actual financial effects of the Compulsory Acquisition on the earnings per share ("**EPS**") and the net tangible assets ("**NTA**") per share of the Company and its subsidiaries (the "Ascott Group"), nor are they indicative of the financial performance of the Ascott Group for the current financial year ending 31 December 2007. The pro forma financial effects have been prepared as at (i) 1 January 2006 for illustrating the financial effects on the consolidated earnings of the Ascott Group; and (ii) 31 December 2006 for illustrating the financial effects on the consolidated NTA of the Ascott Group.

Assuming that the Compulsory Acquisition had taken place on 1 January 2006, the basic EPS for financial year ended 2006 would have increased by 6.2 cents from 9.5 cents to 15.7 cents and assuming that the Compulsory Acquisition had taken place on 31 December 2006, the NTA per share as at 31 December 2006 would have increased by 7.0 cents from 70 cents to 77 cents.

For the current financial year ending 31 December 2007, subject to finalization of transaction costs, an estimated write-back of S$91 million for provisions made in the past in respect of shareholder's loans is expected to be booked in the Ascott Group's accounts.

5. Relative Figures

In accordance with Rule 1002 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the following figures were computed based on the latest announced consolidated accounts which were for the 3 months' period ended 31 March 2007.

(i) Net Asset Value Test – Rule 1006(a)

As at 31 March 2007, the net asset value of the asset to be disposed of was S$29.1 million and constitutes approximately 2.7% of the net asset value of the Ascott Group of S$1,070.5 million as at that date.

(ii) Net Profits Test – Rule 1006(b)

For the 3 months ended 31 March 2007, the net profit before income tax, minority interests and extraordinary items ("net profit") attributable to the asset to be disposed of was S$0.6 million and constitutes approximately 5.7% of the net profit of the Ascott Group of S$10.4 million for the 3 months ended at that date.

(iii) Market Capitalisation Test – Rule 1006(c)

The aggregate consideration for the Compulsory Acquisition of RMB1,006,421,311 (approximately S$198.7 million) constitutes approximately 7.1% of the market capitalization of the Company of S$2,780.4 million, based on the weighted average price of the Company's shares transacted on 27 April 2007, being the last market day preceding the date of the Compensation Agreement.

Accordingly, as the relative figures under Rule 1006(b) and Rule 1006(c) are above 5%, the Compulsory Acquisition is a discloseable transaction under Chapter 10 of SGX-ST's Listing Manual.

6. Interests of Directors and Controlling Shareholders

Some of the Directors of the Company may be members of MGCC. Save as disclosed above, none of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the said Compulsory Acquisition.

7. Documents Available for Inspection

A copy of the Compensation Agreement is available for inspection by shareholders of the Company from 9:00 a.m. to 5:30 p.m. at the Company's registered office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811, for a period of three (3) months from the date of this Announcement.

By Order of the Board

Hazel Chew
Company Secretary
29 April 2007

Note:

An exchange rate of RMB1 = S$0.1974 is used for this Announcement.


THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT SIGNS COMPENSATION AGREEMENT FOR COMPULSORY ACQUISITION OF NON-CORE ASSET - THE MASTERS GOLF AND COUNTRY CLUB IN CHINA

Singapore, 29 April 2007 – The Ascott Group (Ascott) has signed a compensation agreement with Land Requisition Office of the Guangzhou Municipal People's Government (Guangzhou Land Office) for its non-core asset, The Masters Golf & Country Club in Guangzhou, China for a total cash compensation of S$199 million (RMB 1 billion). This transaction is a result of a compulsory acquisition of the land site where The Masters Golf & Country Club is situated, for the planned construction of the Guangzhou-Wuhan public railway lines.

Under the terms of the compensation agreement signed between the Guangzhou Land Office and Ascott's indirectly owned subsidiary, Guangzhou F.C. Golf & Country Club Co., Ltd., the Guangzhou Land Office has agreed to acquire the land, the buildings and ancillary facilities of The Masters Golf & Country Club.

The club was developed in the mid 1990's by one of the merger entities before the formation of The Ascott Group Limited and was financed mainly by shareholder's loans. As provisions were made in the past to write down the shareholder's loans, this transaction will result in an estimated write-back of S$91 million.

Mr Cameron Ong, Managing Director and CEO of The Ascott Group said: "We would like to thank our joint venture partner, Guangzhou Liwan District Government, for the support that they have provided to The Ascott Group during the past years. Ascott has been operating in China for the past ten years and remains committed to building a strong presence for our core business of serviced residence operations in China. We currently have about 4,000 serviced residence units in eight cities, and we're targeting to achieve 10,000 units through further expansion in China by 2010."

Located in the Liwan district, the golf club has an 18-hole golf course covering a total land area of 934,498 square metres with a 64-bay driving range, a 6,000 square metre club house and staff accommodation.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with about 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 47 cities in 21 countries including London, Paris, Brussels, Berlin, Barcelona and Moscow in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	25-Apr-2007 07:56:55
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Joint news release by CapitaCommercial Trust and CapitaMall Trust - Raffles City adds 41,000 sq ft of Retail Space in Phase 1 Asset Enhancement Works
Description	CapitaLand Limited's subsidiaries, CapitaCommercial Trust Management Limited and CapitaMall Trust Management Limited, the managers of CapitaCommercial Trust and CapitaMall Trust, has today jointly issued a news release on the above matter, as attached for information.
Attachments:	CCT.CMT.PresentationSlides.25Apr2007.pdf CCT.CMT.JointNewsRelease.25Apr07.pdf Total size = **679K** (2048K size limit recommended)

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News Release

25 April 2007

For Immediate Release

Raffles City Adds 41,000 sq ft of Retail Space in Phase 1 Asset Enhancement Works

Incremental annual gross revenue of S$9.3 million;

High levels of interest for over 70% of the new retail space

Singapore, 25 April 2007 – Raffles City Shopping Centre (RCSC), the retail component of Raffles City, is set to increase its retail Net Lettable Area (NLA) by about 41,000 square feet (sq ft) under its Phase 1 asset enhancement work. The expansion in retail space is expected to increase RCSC's annual gross revenue by S$9.3 million, or 15% of the annualised gross revenue contribution from RCSC as at the First Quarter[1] of 2007. Strong indications of interest for over 70% of the new retail NLA have been received. Raffles City, a prime integrated development situated in the downtown core of Singapore, is jointly owned 60% by CapitaCommercial Trust (CCT) and 40% by CapitaMall Trust (CMT).

RCSC has received in-principle approval from the Urban Redevelopment Authority to decant approximately over 65,000 sq ft of gross floor area, from mechanical and equipment spaces to create new retail space. The newly created net lettable retail space of 41,000 sq ft will be transferred to Basement 1 (26,412 sq ft), Level 1 (7,017 sq ft) and Level 2 (7,571 sq ft), thus significantly increasing the retail NLA on all these levels.

The full suite of asset enhancement works will encompass the construction of a three-storey island podium in the Level 1 atrium, extension of the Marketplace in Basement 1, and the reconfiguration plus the extension of the lease lines of some shops on Levels 1 and 2. Overall, the total retail NLA at RCSC is expected to increase 12%, from its current 352,088 sq ft to approximately 393,088 sq ft. Phase 1 asset enhancement plans at RCSC, based on an estimated total capital expenditure of S$55.8 million, are expected to achieve an incremental annual net property income of S$7.0 million and produce an ungeared return on investment of 12.5%.

[1] For the period from 1 January 2007 to 31 March 2007.

To tie-in with the various phases of asset enhancement works planned at RCSC, the overall positioning of the mall will be progressively changed to further strengthen and widen the retail offering for shoppers.

Asset Enhancements on Level 1 & Level 2

In the atrium of RCSC, a three-storey island podium will be constructed. Levels 1 and 2 of this podium will be designated for retail, whilst Level 3 will become the new elevated atrium space for hosting events and promotions. A new three-storey high water feature integrated into the design of the island podium will be created to serve as an iconic focal point of Raffles City. In addition, the lease lines of some of the shops on Level 1 and Level 2 will be extended.

Concurrently, the tenancy mix on Level 1 will be strengthened with the introduction of more international fashion and accessory brands to enhance the overall retail offering in RCSC.

To date, strong indications of interest for approximately 68.6% and 100% of the newly created NLA on Level 1, excluding the lease line extensions, and Level 2 have already been received. The asset enhancement works on these levels are expected to commence in the second quarter of 2007 and will be completed by the fourth quarter of 2007.

Extension of Basement 1 Marketplace

The Marketplace in Basement 1 currently occupies 89,568 sq ft of NLA. With the addition of approximately 26,412 sq ft of the newly created NLA, the retail NLA of the Marketplace will be extended by 30% to 115,980 sq ft. Part of the Basement 1 car park area will be converted to retail space to facilitate this expansion.

Together with this phase of work, a new car park ramp will be constructed. The car park ramp, linking Basement 1 to Basement 3, will enhance the vehicular flow within the Raffles City car park. The proposed asset enhancement works are expected to start in the second quarter of 2007 and are expected to complete by the fourth quarter of 2007.

Raffles City's First Quarter[1] 2007 Financial Results

For the First Quarter[1] of 2007, Raffles City's gross revenue and net property income exceeded forecast[2] by 4.7% and 5.6% respectively. Raffles City's committed occupancy for First Quarter 2007[1] was 99.4%, with both Raffles City Tower and RCSC achieving high committed occupancies

[2] Based on the forecast and projection, together with the accompanying assumptions, in the CCT offer information statement and a wrap around document dated 15 August 2006 (together, the "CCT Circular") and the CMT Offer Information Statement and a wrap around document dated 29 August 2006 (together, the "CMT Circular").

of 99.2% and 99.6% respectively. Committed leases at Raffles City Tower were locked in at rental rates 43.8% above preceding rents and 28.6% above forecast[2] rents, while those leases at RCSC were signed at rental rates 11.4% above preceding rents and 3.1% above forecast[2] rents. The First Quarter[1] 2007 weighted average rental rate for Raffles City is 15.4% above preceding rents and 5.1% above forecast[2] rents.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial REIT with a market capitalisation of S$3.7 billion based on the closing price of S$2.69 per unit on 24 April 2007. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$3.9 billion portfolio with nine prime properties in Singapore's Central Business District and Downtown Core and, an office asset in Kuala Lumpur's Golden Triangle. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip (through an investment in junior bonds) in Kuala Lumpur. In addition, CCT is a substantial unitholder of Quill Capita Trust (QCT) with a 30% stake and has committed to take a 7.4% stake in Malaysia Commercial Development Fund (MCDF). QCT is a commercial REIT listed on the Bursa Malaysia Securities Berhad, with an initial portfolio of four commercial properties in Cyberjaya. MCDF is CapitaLand's first and largest Malaysia private real estate fund, with focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley.

CCT has been accorded an "A3" corporate rating with a stable rating outlook by Moody's Investor Service. CCT is managed by an external manager, CapitaCommercial Trust Management Limited (CCTML), which is an indirect wholly-owned subsidiary of CapitaLand Limited (CapitaLand), one of the largest listed real estate companies in Asia.

About CapitaMall Trust (www.capitamall.com)

CMT is the first listed real estate investment trust (REIT) in Singapore and is also Singapore's largest REIT by asset size and market capitalisation. CMT has an asset size of S$4.8 billion as at 31 March 2007 and a market capitalisation of approximately S$6.2 billion as at 24 April 2007.

CMT invests in quality income-producing assets which are used, or predominantly used, for retail purposes in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,200 leases from local and international tenants. It currently has a portfolio of 10 quality shopping malls in both the suburban and central areas – Tampines Mall, Junction 8, Funan

DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction and a 40% interest in Raffles City.

CMT also has a 27.2 percent stake in CapitaRetail Singapore Limited (CRS), a private retail property fund sponsored by CapitaLand Limited (CapitaLand), through the Class E bonds issued by CRS. CRS owns Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall. On 20 April 2007, CMT announced the acquisition of the remaining stake in CRS. Upon the expected completion of the transaction on 1 June 2007, CMT will own 100% of CRS, and through it, three other suburban malls in Singapore. In addition, CMT owns a 20.0 percent stake in CapitaRetail China Trust (CRCT), Singapore's first pure-play China retail REIT listed on 8 December 2006.

CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. It is managed by an external manager, CapitaMall Trust Management Limited (CMTML), which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaCommercial Trust ("**CCT**") and CapitaMall Trust ("**CMT**") are not indicative of the future performance of CCT and CMT respectively. Similarly, the past performance of CCTML, as manager of CCT (the "**CCT Manager**") and CMTML, as manager of CMT (the "**CMT Manager**") are not indicative of the future performance of the CCT Manager and the CMT Manager respectively.

The value of units in CCT ("**CCT Units**") and units in CMT ("**CMT Units**") and the income derived from them may fall as well as rise. The CCT Units and the CMT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager and the CMT Manager respectively. An investment in the CCT Units and the CMT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager and the CMT Manager redeem or purchase their CCT Units and the CMT Units while the CCT Units and the CMT Units are listed. It is intended that holders of the CCT Units and the CMT Units may only deal in their CCT Units and CMT Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the CCT Units and the CMT Units on the SGX-ST does not guarantee a liquid market for the CCT Units and the CMT Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager and the CMT Manager on future events.

All forecasts and return projections are annualised and based on the assumptions of the CCT Manager and the CMT Manager as explained in the CCT Circular and the CMT Circular. The forecasted and projected financial performance of CCT and CMT are not guaranteed and there is no certainty that any of it can be achieved. Investors should read the CCT Circular and the CMT Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CCT and CMT.

Issued by CapitaCommercial Trust Management Limited
(Company Registration No. 200309059W)

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

CapitaCommercial Trust

Analyst / Investor Contact
Ms HO Mei Peng
DID : (65) 6826 5586
HP : (65) 9668 8290
Email : ho.meipeng@capitaland.com.sg
Website : www.cct.com.sg

Media Contact
Ms Julie ONG
DID : (65) 6826 5812
HP : (65) 9734 0122
Email : julie.ong@capitaland.com.sg

CapitaMall Trust

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg
Website : www.capitamall.com

Raffles City
Phase 1 Asset Enhancement Works

CapitaCommercial Trust

CapitaMall Trust



25 April 2007

Raffles City
- Phase 1 Asset Enhancement Works ("AEI")


CapitaCommercial
Trust


CapitaMall
Trust

Overview of RCS Phase 1 AEI Works

Net Lettable Area	↑ 41,000 sq ft or 12%
Gross Revenue	↑ S$9.3 million p.a.
Return on Investment	12.5%

- Create additional 41,000 sq ft of retail lettable area and extend retail footprint from 352,088 sq ft to 393,088 sq ft
  - Creation of 3-storey island podium block in atrium
  - Extension of Basement 1 Marketplace through conversion of car park lots
  - Extension of lease lines and reconfiguration of retail spaces at levels 1 and 2
- Decant approximately over 65,000 sq ft of mechanical & equipment space from Basements 1 to 3

Proposed Level 1 Plan



Level 1 of proposed 3-storey island podium block
Proposed 3-storey high water feature

Proposed 3-Storey Island Podium Block

3-storey high water feature integrated into the design of the island podium will serve as an iconic focal point of Raffles City


PRADA
FENDI

Proposed Level 2 Plan

Level 2 of
proposed Island
podium block

Proposed Level 3 Plan - Event Space


Level 3 of proposed island podium, designated as the new elevated atrium space for hosting events and promotions

Proposed Basement 1 Plan


Conversion of existing car park area into retail space
Burger King

Strong Indications of Interest

Forecast incremental revenue of S$9.3[1] million per annum after completion of Phase 1 AEI Works

Level	Net Lettable Area (sq ft)			Increase in Gross Revenue S$'mil pa	Leasing Status : % of Space with Offers Received[3]
	Before AEI	After AEI[2]	Variance		
Basement 1	89,568	115,980	+ 26,412	+ $4.15 mil	55.5%
Level 1	79,955	86,972	+ 7,017	+ $2.90 mil	68.6%
Level 2	88,873	96,444	+ 7,571	+ $2.45 mil	100.0%
Level 3	93,692	93,692	-	-	-
Total	**352,088**	**393,088**	**+ 41,000**	**+ $9.5 mil**	**71.3%**
Average Rental (psf pm)	**S$14.55**	**S$15.05**	**+ S$0.50**		

Notes:
1. After adjusted for potential loss of car park income of S$200k per annum
2. Estimated as at 31 March 2007
3. Based on offers received for the AEI units as at 23 April 2007

Value Creation[1] of Phase 1 AEI

Capital Expenditure[1]	Start Date	Completion Date
S$55.8 million	2nd Quarter 2007	4th Quarter 2007

Gross Revenue (net of rental loss from car park income)	**S$9.3 million**
Net Property Income	**S$7.0 million**
Capital Expenditure	**S$55.8 million**
Return on Investment	**12.5%**
Capital Value of AEI (assumed at 5.5% capitalisation rate)	**S$126.8 million**
Increased in Value (net of investment cost)	**S$71.0 million**

Note:
1. Forecast value creation is based on estimates of the CCT Manager and the CMT Manager

First Quarter 2007 Financial Results



CapitaCommercial
Trust



CapitaMall
Trust

1Q 2007 - RCS Trust

	1 Jan 2007 to 31 Mar 2007		
	Actual S$'000	Forecast [1] S$'000	Var. %
Gross Revenue	**39,838**	**38,058**	**4.7**
- Office	6,339	5,443	16.5
- Retail	15,652	15,274	2.5
- Hotel	16,689	16,385	1.9
- Others	1,158	956	21.1
Net Property Income	**28,987**	**27,455**	**5.6**

Note:
1. The forecast is based on management's forecast for the period 1 January 2007 to 31 March 2007. This, together with the forecast for the period 1 April 2007 to 31 December 2007, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City

Occupancy and Renewals/New Leases

Renewals and New Leases committed (1 Jan to 31 Mar 2007)

	Renewed/New Leases as at 31 Mar 07 (% of Office & Retail NLA) (sq m)	Increase in Rental Rates vs		Committed Occupancy as at 31 Mar 07
		Forecast Rental Rates	Preceding Rental Rates	
Raffles City Tower	5,830 (8.6%)	28.6%	43.8%	99.2%
Raffles City Shopping Centre	10,063 (14.8%)	3.1%	11.4%	99.6%
Weighted Average	15,894 (23.4%)	5.1%	15.4%	99.4%

Lease Expiry - Raffles City

Leases up for Renewal (By Gross Rental Income) as at 31 Mar 2007


8.4%
4.7%
1.5%
9.4%
12.9%
9.9%
0.2%
9.6%
.3%
2007
2008
2009
2010
2011 and Beyond
Office
Retail [1]
Hotels and Convention Centre [2]

Notes:
1. Excluding turnover rent
2. The hotels and convention centre master lease at Raffles City is on a 20-year lease commencing from 7 November 1996

Lease Expiry - Raffles City Tower

Leases up for Renewal (By Gross Rental Income) as at 31 Mar 2007



28.6%
9.4%
60.6%
1.4%
2007
2008
2009
2010
2011 and Beyond

Weighted Average Expiry	1.7 yrs

Lease Expiry - Raffles City Shopping Centre

Leases up for Renewal (By Gross Rental Income[1]) as at 31 Mar 2007



20.9%
23.4%
31.9%
23.8%
2007
2008
2009
2010
2011 and Beyond

Weighted Average Expiry	1.8 yrs

Note:
1. Excluding turnover rent

Important Notice

The past performance of CapitaCommercial Trust ("CCT") and CapitaMall Trust ("CMT") are not indicative of the future performance of CCT and CMT respectively. Similarly, the past performance of CapitaCommercial Trust Management Limited, as manager of CCT (the "CCT Manager"), and CapitaMall Trust Management Limited, as manager of CMT (the "CMT Manager"), are not indicative of the future performance of the CCT Manager and the CMT Manager respectively.

The value of units in CCT ("CCT Units") and units in CMT ("CMT Units") and the income derived from them may fall as well as rise. The CCT Units and the CMT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager and the CMT Manager respectively. An investment in the CCT Units and the CMT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager and the CMT Manager redeem or purchase their CCT Units and the CMT Units while the CCT Units and the CMT Units are listed. It is intended that holders of the CCT Units and the CMT Units may only deal in their CCT Units and CMT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units and the CMT Units on the SGX-ST does not guarantee a liquid market for the CCT Units and the CMT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager and the CMT Manager on future events.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	25-Apr-2007 07:38:53
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - (A) 2007 First Quarter Unaudited Financial Statement Announcement; and (B) CCT achieved 22.7% DPU Growth for 1Q 2007
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = 0 (2048K size limit recommended)

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2007 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

TABLE OF CONTENTS

SUMMARY OF CCT RESULTS (1 January 2007 to 31 March 2007)

	FY 2006	1 January 2007 to 31 March 2007		
	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Favourable / (Unfavourable)
Gross Revenue	152,229	56,655	54,045	4.8%
Net Property Income	112,188	42,040	39,243	7.1%
Distributable Income	78,872	29,248	26,442	10.6%
Distribution Per Unit (cents)				
For the period	**7.33¢**	**2.11¢**	**1.92¢[2]**	**9.9%**
Annualised	**7.33¢**	**8.56¢**	**7.79¢[2]**	**9.9%**

Footnotes

(1) The forecast is based on management's forecast for the period 1 January 2007 to 31 March 2007. This, together with the forecast for the period 1 April 2007 to 31 December 2007, is the forecast shown in the CCT Circular to unitholders dated 15 August 2006 ("CCT Circular") for the equity fund raising to acquire Raffles City.

(2) In the CCT Circular, the DPU is calculated based on an assumed issue price of S$1.65 cents per unit for the equity fund raising to acquire Raffles City. With the actual issue price of new units at S$1.68 cents per unit, the forecast DPU is calculated based on the actual number of new units issued.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CCT Circular dated 15 August 2006, please refer to Section 9 of this Announcement.

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT) (the "CCT Trustee"), as amended by the first supplemental deed dated 15 July 2005, the second supplemental deed dated 20 April 2006 and the third supplemental deed dated 11 August 2006.

All the units were listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT acquired and added HSBC Building to its portfolio on 29 April 2005.

On 12 April 2006, CCT invested in 100% of the junior bonds worth RM45 million (about S$20 million) issued by Aragorn ABS Berhad ("Aragorn"), a special purpose vehicle in an asset-backed securitisation structure which owns Wisma Technip, a prime office asset in Malaysia. Hence, Aragorn is accounted for as a wholly-owned subsidiary of CCT.

On 1 September 2006, the acquisition of Raffles City by RCS Trust was completed. RCS Trust is an unlisted special purpose trust established under a trust deed dated 18 July 2006 entered into between HSBC Institutional Trust Services (Singapore) Limited (as trustee-manager of RCS Trust), the CCT Trustee, the Manager, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CapitaMall Trust ("CMT") and CapitaMall Trust Management Limited, as manager of CMT. RCS Trust is 60% owned by CCT and 40% owned by CMT.

On 22 December 2006, CCT invested RM65.9 million (S$28.8 million) to subscribe for 71.6 million units or 30% stake in Quill Capita Trust ("QCT"). QCT is a Malaysia-listed real estate investment trust focus on acquiring and investing in commercial properties in Malaysia that provides long term sustainable income distribution and potential capital growth. The QCT units were listed on Bursa Malaysia on 8 January 2007.

On 28 March 2007, CCT committed US$20 million to take a 7.4% stake in CapitaLand's first and largest Malaysian private real estate fund, the Malaysia Commercial Development Fund ("MCDF"). MCDF is an opportunistic fund to invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley, with an expected gross development value of more than US$1 billion (about S$1.5 billion)

Group results are after consolidating Aragorn and equity accounting interest in QCT and including its proportionate interest (60%) in RCS Trust on a line-by-line basis.

In the Trust results, the coupon income from Aragorn and the distribution income on a declared basis from RCS Trust and QCT are accounted for as "Investment Income".

As the quarterly results of QCT are not expected to be announced in sufficient time for these to be included in CCT Group results announcement for the same calendar quarter, CCT Group will equity account the results of QCT based on a 3 month time lag.

1(a) **Statement of Total Return & Distribution Statement (1Q 2007 vs 1Q 2006)**
(For a review of the performance, please refer to paragraph 8 on page 12-13)

	Group			Trust		
	1Q 2007 S$'000	1Q 2006 S$'000	Change %	1Q 2007 S$'000	1Q 2006 S$'000	Change %
Statement of Total Return						
Gross rental income	52,319	25,973	101.4	28,220	25,973	8.7
Car park income	3,710	2,508	47.9	3,080	2,508	22.8
Other income	1,935	1,184	63.4	1,452	1,184	22.6
Gross revenue	**57,964**	**29,665**	**95.4**	**32,752**	**29,665**	**10.4**
Property management fees	(1,726)	(618)	179.3	(703)	(618)	13.8
Property tax	(4,427)	(2,118)	109.0	(2,281)	(2,118)	7.7
Other property operating expenses[1]	(8,878)	(5,102)	74.0	(5,121)	(5,102)	0.4
Property operating expenses	**(15,031)**	**(7,838)**	**91.8**	**(8,105)**	**(7,838)**	**3.4**
Net property income	**42,933**	**21,827**	**96.7**	**24,647**	**21,827**	**12.9**
Interest income	319	362	(11.9)	106	362	(70.7)
Investment income	-	-	-	12,464[2]	-	Nm
Other income[3]	428	-	Nm	428	-	Nm
(Loss)/Gain from re-measurement of derivatives[4]	(4,483)	2,926	(253.2)	(4,483)	2,926	(253.2)
Manager's management fees	(3,150)	(1,572)	100.4	(1,590)	(1,572)	1.1
Trust expenses	(841)	(665)	26.5	(550)	(665)	(17.3)
Borrowing costs	(11,745)	(4,517)	160.0	(5,921)	(4,517)	31.1
Net income	**23,461**	**18,361**	**27.8**	**25,101**	**18,361**	**36.7**
Total return for the period before tax	**23,461**	**18,361**	**27.8**	**25,101**	**18,361**	**36.7**
Income tax	(32)[5]	-[6]	Nm	-[6]	-[6]	-
Total return for the period after tax	**23,429**	**18,361**	**27.6**	**25,101**	**18,361**	**36.7**
Distribution Statement						
Net income	**23,461**	**18,361**	**27.8**	**25,101**	**18,361**	**36.7**
Net tax adjustments[7]	5,826	(2,967)	(296.4)	4,024	(2,967)	(235.6)
Other adjustments	(39)[8]	-	Nm	123[9]	-	Nm
Income available for distribution to unitholders	**29,248**	**15,394**	**90.0**	**29,248**	**15,394**	**90.0**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	1Q 2007 S$'000	1Q 2006 S$'000	Change %	1Q 2007 S$'000	1Q 2006 S$'000	Change %
Depreciation and amortisation*	87	61	42.6	36	61	(41.0)
Allowance for doubtful debts and bad debts written off	-	-	Nm	-	-	Nm

* Amortisation refers to the amortisation of tenancy works.

(2) This relates to the interest income from the investment in junior bonds of Aragorn and income distribution from RCS Trust.

(3) This relates to the net proceeds received from the liquidation of the subsidiaries.

(4) Gain/(Loss) from the re-measurement of fair values of interest rate swaps.

(5) The income tax provision is based on the relevant tax rates applicable to the subsidiary.

(6) No income tax provision for the Trust as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(7) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	1Q 2007 S$'000	1Q 2006 S$'000	Change %	1Q 2007 S$'000	1Q 2006 S$'000	Change %
Manager's management fee payable in units (for RCS Trust)	1,559	-	Nm	-	-	NM
Trustee's fees	120	65	84.6	76	65	16.9
Net proceeds from liquidation of subsidiaries	(428)	-	Nm	(428)	-	NM
Loss/(Gain) from re-measurement of derivatives	4,483	(2,926)	(253.2)	4,483	(2,926)	(253.2)
Temporary differences and other tax adjustments	92	(106)	(186.8)	(107)	(106)	0.9
Net tax adjustments	5,826	(2,967)	(296.4)	4,024	(2,967)	(235.6)

(8) This relates to the undistributed profit of the subsidiary and the distributed income received from QCT, the associate.

(9) This relates to the distributed income received from QCT, out of the pre-acquisition income.

Nm – not meaningful

1(b)(i) Balance Sheet as at 31 March 2007 vs 31 December 2006

	Group			Trust		
	Mar 2007 S$'000	Dec 2006 S$'000	Change %	Mar 2007 S$'000	Dec 2006 S$'000	Change %
Non-current assets						
Plant and equipment	804	876	(8.2)	266	303	(12.2)
Investment properties	3,817,867	3,814,839	0.1	2,405,789	2,404,000	0.1
Investment in subsidiary[1]	-	-	-	19,698	19,698	-
Investment in associate[2]	28,696	28,819	(0.4)	28,696	28,819	(0.4)
Investment in joint venture[3]	-	-	-	789,845	788,332	0.2
Total non-current assets	**3,847,367**	**3,844,534**	**0.1**	**3,244,294**	**3,241,152**	**0.1**
Current assets						
Trade and other receivables	5,276	5,300	(0.5)	14,536	12,987	11.9
Cash and cash equivalents[4]	38,725	41,923	(7.6)	10,621	16,322	(34.9)
Total current assets	**44,001**	**47,223**	**(6.8)**	**25,157**	**29,309**	**(14.2)**
Total assets	**3,891,368**	**3,891,757**	**-**	**3,269,451**	**3,270,461**	**-**
Current liabilities						
Trade and other payables	36,413	37,351	(2.5)	20,577	21,154	(2.7)
Derivative liability[5]	8,839	4,356	102.9	8,839	4,356	102.9
Short-term borrowings	94,500	89,500	5.6	94,500	89,500	5.6
Provision for taxation	746	712	4.8	666	666	-
Total current liabilities	**140,498**	**131,919**	**6.5**	**124,582**	**115,676**	**7.7**
Non-current liabilities						
Long-term borrowings	1,127,344	1,126,537	0.1	580,042	580,042	-
Other non-current liabilities	22,136	20,016	10.6	12,504	11,709	6.8
Deferred tax liabilities	890	871	2.2	-	-	
Total non-current liabilities	**1,150,370**	**1,147,424**	**0.3**	**592,546**	**591,751**	**0.1**
Total liabilities	**1,290,868**	**1,279,343**	**0.9**	**717,128**	**707,427**	**1.4**
Net assets	**2,600,500**	**2,612,414**	**(0.5)**	**2,552,323**	**2,563,034**	**(0.4)**
Represented by:						
Unitholders' funds	**2,600,500**	**2,612,414**	**(0.5)**	**2,552,323**	**2,563,034**	**(0.4)**

Footnotes

(1) This relates to the 100% investment in junior bonds of Aragorn.

(2) This relates to the 30% investment in QCT.

(3) This relates to the 60% joint venture interest in RCS Trust.

(4) The cash and cash equivalent is lower due to the payment of distributable income for the financial period 1 September 2006 to 31 December 2006 on 28 February 2007.

(5) This relates to the fair value of the interest rate swaps.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group			Trust		
	Mar 2007 S$'000	Dec 2006 S$'000	Change %	Mar 2007 S$'000	Dec 2006 S$'000	Change %
Secured borrowing						
Amount repayable after one year	1,130,187	1,129,531	0.1	580,042	580,042	-
Less: Fees and expenses incurred for debt raising exercise amortised over the tenor of secured loan	(2,843)	(2,994)	(5.0)	-	-	-
	1,127,344	1,126,537	0.1	580,042	580,042	-
Unsecured borrowing						
Amount repayable in one year or less, or on demand	94,500	89,500	5.6	94,500	89,500	5.6
	1,221,844	1,216,037	0.5	674,542	669,542	0.7

Details of any collaterals

As security for the secured long term borrowings of S$580.0 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties[1];
(ii) an assignment of the insurance policies relating to the Initial Investment Properties;
(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;
(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;
(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and
(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

Footnote

(1) Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

As security for the secured long term borrowings of S$866.0 million (CCT's 60% interest is S$519.6 million), RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City which comprises Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford, Raffles The Plaza and the Raffles City Convention Centre;

(ii) an assignment of the insurance policies relating to Raffles City;

(iii) an assignment of the agreements relating to the management of Raffles City;

(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles city; and

(v) a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

As security for the secured long term borrowings of RM70.0 million (approximately S$30.5 million), Aragorn has granted in favour of the lender the following:

(i) a fixed legal charge over Wisma Technip;

(ii) debenture over all assets of Aragorn;

(iii) charge/assignment of the bank accounts; and

(iv) an assignment over the rights, title interest and benefits in the tenancy agreements and existing contracts, warranties and guarantees pertaining to Wisma Technip.

As security for the short term borrowings of S$76.0 million, CCT has granted in favour of the lender the legal assignment of the rental lease agreement of HSBC Building.

1(c) Cash flow statement (1Q 2007 vs 1Q 2006)

	Group	
	1Q 2007 S$'000	1Q 2006 S$'000
Operating activities		
Total return for the period before tax	23,461	18,361
Adjustments for		
Amortisation of rent incentives	155	181
Amortisation of tenancy works	-	29
Borrowing costs	11,745	4,517
Depreciation of plant and equipment	87	32
Foreign exchange difference	1,145	-
Interest income	(319)	(362)
Loss/(Gain) on re-measurement of financial derivatives	4,483	(2,926)
Manager's management fees payable in units	1,559	-
Operating income before working capital changes	**42,316**	**19,832**
Changes in working capital		
Trade and other receivables	(104)	(501)
Trade and other payables	(277)	(289)
Security deposits	686	(234)
Cash generated from operations activities	**42,621**	**18,808**
Investing activities		
Capital expenditure on investment properties	(3,028)	(3,481)
Interest received	293	362
Distribution received from associate	123	-
Purchase of plant and equipment	(15)	-
Cash flows from investing activities	**(2,627)**	**(3,119)**
Financing activities		
Borrowing costs paid	(10,583)	(4,381)
Distribution to unitholders	(37,325)	(31,997)
Issue expenses	(284)	-
Proceeds from interest bearing borrowings	5,000	-
Cash flows from financing activities	**(43,192)**	**(36,378)**
Decrease in cash and cash equivalents	**(3,198)**	**(20,689)**
Cash and cash equivalents at beginning of period	**41,923**	**64,197**
Cash and cash equivalents at end of period	**38,725**	**43,508**

1(d) **Statement of changes in unitholders' funds (1Q 2007 vs 1Q 2006)**

	Group		Trust	
	1Q 2007 S$'000	1Q 2006 S$'000	1Q 2007 S$'000	1Q 2006 S$'000
Balance as at beginning of period	**2,612,414**	**1,456,346**	**2,563,034**	**1,456,346**
Operations				
Net increase in net assets resulting from operations	23,429	18,361	25,101	18,361
Unitholders' transactions				
Creation of new units:				
- Manager's management fee	1,513	-	1,513	-
Distribution to unitholders	(37,325)	(31,997)	(37,325)	(31,997)
Net increase/(decrease) in net assets resulting from unitholders' transactions	**(35,812)**	**(31,997)**	**(35,812)**	**(31,997)**
Movement in transaction reserve				
Translation reserve	469	-		-
Total increase/(decrease) in net assets	**(11,914)**	**(13,636)**	**(10,711)**	**(13,636)**
Balance as at end of period	**2,600,500**	**1,442,710**	**2,552,323**	**1,442,710**

1(e) **Details of any change in the units (1Q 2007 vs 1Q 2006)**

	Trust	
	1Q 2007 Units	1Q 2006 Units
Balance as at beginning of period	**1,382,389,511**	**896,270,700**
Issue of new units:		
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	612,993	-
Balance as at end of period	**1,383,002,504**	**896,270,700**

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2006.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

Earnings per unit

In computing the EPU, the weighted average number of units for the period is used for the computation.

	Group		Trust	
	1Q 2007	**1Q 2006**	**1Q 2007**	**1Q 2006**
Weighted average number of units for the period	1,382,757,307	896,270,700	1,382,757,307	896,270,700
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	1.69¢	2.05¢	1.82¢	2.05¢
Based on fully diluted basis	1.69¢	2.05¢	1.82¢	2.05¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

Distribution per unit

In computing the DPU, the number of units as at the end of each period is used for the computation. The DPU for the Group and Trust are the same.

	31 Mar 2007	**31 Mar 2006**
Number of units in issue as at end of period	1,383,002,504	896,270,700
Distribution per unit (DPU)		
Based on the number of units in issue as at end of period	2.11¢	1.72¢

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	Group		Trust	
	31 Mar 2007	31 Dec 2006	31 Mar 2007	31 Dec 2006
NAV per unit	S$1.88	S$1.89	S$1.85	S$1.85
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$1.86	S$1.86	S$1.82	S$1.83

8 Review of the performance

	Group		
	1Q 2007 S$'000	1Q 2006 S$'000	4Q 2006 S$'000
Statement of Total Return			
Gross revenue	57,964	29,665	56,369
Property operating expenses	(15,031)	(7,838)	(15,592)
Net property income	42,933	21,827	40,777
Interest income	319	362	305
Other income	428	-	-
(Loss)/Gain from re-measurement of derivatives	(4,483)	2,926	(3,060)
Manager's management fees	(3,150)	(1,572)	(3,157)
Trust expense	(841)	(665)	88
Borrowing costs	(11,745)	(4,517)	(12,072)
Net income	**23,461**	**18,361**	**22,881**
Net appreciation on revaluation of investment properties	-	-	235,873
Total return for the period before income tax	**23,461**	**18,361**	**258,754**
Income tax	(32)	-	22
Total return for the period after income tax	**23,429**	**18,361**	**258,776**
Distribution Statement			
Net income	**23,461**	**18,361**	**22,881**
Net tax adjustments	5,826	(2,967)	5,277
Adjustments	(39)	-	77
Income available for distribution to unitholders	29,248	15,394	28,235
Distributable income to unitholders	**29,248**	**15,394**	**28,235**
Earnings per unit (cents)	1.69¢	2.05¢	1.66¢
Distribution per unit (cents)	2.11¢	1.72¢	2.04¢

Review of performance 1Q 2007 vs 1Q 2006

Gross revenue for 1Q 2007 was higher than 1Q 2006 by S$28.3 million or 95.4%. This was mainly due to the consolidation of CCT's 60% interest in RCS Trust (approximately S$23.9 million) which was acquired in September 2006, consolidation of Aragorn (approximately S$1.3 million), by subscribing to 100% of its junior bonds in April 2006, higher rental income from the other buildings of S$2.2 million, higher car park income and other income.

Property operating expenses were higher in 1Q 2007 by S$7.2 million or 91.8%. This was mainly due to the consolidation of property operating expenses from Aragorn and CCT's 60% interest in RCS Trust, higher property tax and utility costs. This was partly offset by lower maintenance cost incurred for the CCT properties.

Trust expenses were higher in 1Q 2007 by S$0.2 million or 26.5% due to higher professional fees. Borrowing costs were higher in 1Q 2007 by S$7.2 million or 160.0% due mainly to the consolidation of additional borrowings for Aragorn (RM70 million) and CCT's 60% interest in the borrowings of RCS Trust (S$519.6 million), higher interest costs arising from the S$250.3 million and S$153.3 million term loans which reverted to floating rate in March 2006 and March 2007 respectively. Interest rate swap contracts for S$390 million had been put in place to fix the interest costs for periods of between 5 and 7 years, thus extending the weighted average term to expiry to 4.2 years as at 31 March 2007. This resulted in an average all-in interest rate of 4.0%.

Gain/loss from the re-measurement of derivatives relates to the fair value of the interest rate swaps which amounted to an unrealised loss of S$4.5 million.

Review of performance 1Q 2007 vs 4Q 2006

Gross revenue for 1Q 2007 was higher than 4Q 2006 by S$1.6 million or 2.8%. This was mainly due to the higher rental income and car park income, partially offset by lower rental income from Capital Tower due to the on-going re-configuration works.

Property operating expenses for 1Q 2007 were lower than 4Q 2006 by S$0.6 million or 3.6%. This was mainly due to lower utility costs and amortisation of tenancy cost.

Trust expenses were higher in 1Q 2007 by S$0.9 million or 1,055.7% due to higher professional fees. Borrowing costs were lower in 1Q 2007 by S$0.3 million or 2.7% due mainly to the commitment fee incurred in 4Q 2006.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast)

	1 January 2007 to 31 March 2007			
	Group	Adjusted Group[1]		
	Actual S$'000	Actual S$'000	Forecast[2] S$'000	Change %
Gross rental income	52,319	51,218	49,427	3.6
Car park income	3,710	3,632	3,227	12.6
Other income	1,935	1,805	1,391	29.8
Gross revenue	**57,964**	**56,655**	**54,045**	**4.8**
Property management fees	(1,726)	(1,639)	(1,534)	6.8
Property tax	(4,427)	(4,344)	(4,183)	3.8
Other property operating expenses	(8,878)	(8,632)	(9,085)	(5.0)
Property operating expenses	**(15,031)**	**(14,615)**	**(14,802)**	**(1.3)**
Net property income	**42,933**	**42,040**	**39,243**	**7.1**
Interest income	319	297	120	147.5
Investment income[1]	-	319	396	(19.4)
Other income	428	428	-	Nm
Loss from re-measurement of derivatives	(4,483)	(4,483)	-	Nm
Manager's management fees	(3,150)	(3,150)	(2,936)	7.3
Trust expenses	(841)	(729)	(539)	35.3
Borrowing costs	(11,745)	(11,423)	(11,543)	(1.0)
Net income	**23,461**	**23,299**	**24,741**	**(5.8)**
Net tax adjustments	5,826	5,826	1,701	242.5
Other adjustments	(39)	123	-	-
Income available for distribution to unitholders	**29,248**	**29,248**	**26,442**	**10.6**
Distributable income to unitholders	**29,248**	**29,248**	**26,442**	**10.6**
Distribution per unit (in cents)				
For the period	**2.11¢**	**2.11¢**	**1.92¢[3]**	**9.9**
Annualised	**8.56¢**	**8.56¢**	**7.79¢[3]**	**9.9**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn is accounted for as "Investment Income".

(2) The forecast is based on management's forecast for the period 1 January 2007 to 31 March 2007. This, together with the forecast for the period 1 April 2007 to 31 December 2007, is the forecast shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

(3) In the CCT Circular, the DPU is calculated based on an assumed issue price of S$1.65 cents per unit for the equity fund raising to acquire Raffles City. With the actual issue price of new units at S$1.68 cents per unit, the DPU is calculated based on the actual number of new units issued.

9(ii) Breakdown of total gross revenue (by property)

	Adjusted Group[1] 1 January 2007 to 31 March 2007		
	Actual S$'000	Forecast[2] S$'000	Change %
Capital Tower	10,468	10,532	(0.6)
6 Battery Road	9,068	8,274	9.6
HSBC Building	2,116	2,116	-
Starhub Centre	3,271	3,201	2.2
Robinson Point	1,635	1,588	3.0
Bugis Village	2,271	1,978	14.8
Golden Shoe Car Park	2,368	2,112	12.1
Market Street Car Park	1,555	1,408	10.4
Sub-Total	**32,752**	**31,209**	**4.9**
60% Interest in Raffles City	23,903	22,836	4.7
Total gross revenue	**56,655**	**54,045**	**4.8**

9(iii) Breakdown of net property income (by property)

	Adjusted Group[1] 1 January 2007 to 31 March 2007		
	Actual S$'000	Forecast[2] S$'000	Change %
Capital Tower	7,389	7,336	0.7
6 Battery Road	6,849	5,946	15.2
HSBC Building	2,103	2,103	-
Starhub Centre	2,450	2,309	6.1
Robinson Point	1,186	1,093	8.5
Bugis Village	1,804	1,517	18.9
Golden Shoe Car Park	1,694	1,464	15.7
Market Street Car Park	1,172	998	17.4
Sub-Total	**24,647**	**22,766**	**8.3**
60% Interest in Raffles City	17,393	16,477	5.6
Total net property income	**42,040**	**39,243**	**7.1**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn is accounted for as "Investment Income".

(2) The forecast is based on management's forecast for the period 1 January 2007 to 31 March 2007. This, together with the forecast for the period 1 April 2007 to 31 December 2007, is the forecast shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

Review of the performance

Gross revenue was higher than forecast by S$2.6 million or 4.8% on a portfolio basis. This was due mainly to the contribution from increased rental income, car park income and other income but was partially offset by lower rental income from Capital Tower due to the on-going re-configuration works.

Actual property operating expenses were lower than forecast by S$0.2 million or 1.3% due to lower maintenance cost and marketing expenses but partly offset by higher property tax. As a result, the net property income was higher by S$2.8 million or 7.1%.

The trust expenses were higher than forecast by S$0.2 million or 35.3% mainly due to higher professional fee and unitholders' expenses incurred.

The net tax adjustment included the add-back of the loss from measurement of derivatives and the net proceeds from liquidation of subsidiaries which were non-tax deductible items.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy continued to grow at a healthy pace. Advance estimates by the Ministry of Trade and Industry showed that real GDP rose by 6.0% in 1Q 2007 as compared to the same period last year. On a quarter-to-quarter seasonally adjusted annualised basis, real GDP grew by 7.2%, following a 7.9% gain in 4Q 2006.

Demand for office market continued to intensify further, particularly in prime spaces which resulted in strong upward rental adjustments. Leasing deals continued to be denominated by the expanding financial and banking sectors. According to CB Richard Ellis ("CBRE"), average prime office rents rose 10.1% in 1Q 2007 to S$8.60 psf per month and compared to 1Q 2006, the increase was 53.6%. Grade A office rents rose even higher by 21.4% to S$10.60 psf per month in 1Q 2007. Compared with 1Q 2006, average Grade A rents rose by 76.7%.

Supply of office space continues to be tight both in the core central business district as well as in the fringe and decentralised areas. This would be exacerbated by the impending loss of office stock slated for redevelopment over the next few years. Occupancy of Grade A office space continued to increase to 99.6% in 1Q 2007.

Demand drivers continued to remain strong and given the tight supply, large space occupiers are pursuing early commitments to future developments. Looking ahead, property consultants expect office rent to reach new highs due to the surging demand from expanding firms and the tight supply situation which is likely to persist for another three years.

Outlook for 2007

The manager of CCT expects to perform better than the forecast distribution of 7.60 cents per unit for the projection year 1 January 2007 to 31 December 2007 as shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City and adjusted for the actual number of new units issued based on an issue price of S$1.68 per unit.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? No

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods? No

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets as at 31 March 2007 and the results of business, statement of total return & distribution statement, cash flow statement and statement of changes in unitholders' funds for the three months ended on that date, together with their accompanying notes, to be false or misleading in any material respect.

On behalf of the Board
CapitaCommercial Trust Management Limited

David Tan Wei-Son
Chief Executive Officer/Director

Kee Teck Koon
Non-Executive Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Any discrepancies in the tables included in this announcement between the listed amounts and total thereof are due to rounding.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
25 April 2007



NEWS RELEASE

For Immediate Release
25 April 2007

CCT Achieved 22.7% DPU Growth for 1Q 2007

Future growth driven by upsurge in office rentals

Singapore, 25 April 2007 – The manager of CapitaCommercial Trust ("CCT"), CapitaCommercial Trust Management Limited (the "CCT Manager"), is pleased to announce that CCT's distributable income for the financial period from 1 January 2007 to 31 March 2007 ("1Q 2007") was S$29.2 million, substantially higher than the distributable income for 1Q 2006 of S$15.4 million. Distribution per unit ("DPU") for 1Q 2007 was 2.11 cents or 8.56 cents (annualised). This is a significant 22.7% growth from 1.72 cents for 1Q 2006. In addition, this is a 9.9% out-performance against the forecast DPU of 1.92 cents or 7.79 cents (annualised), as stated in the CCT circular dated 15 August 2006 (the "Circular Forecast"). At an annualised DPU of 8.56 cents for 1Q 2007, CCT's distribution yield is 3.2% based on the closing price of S$2.69 per unit on 24 April 2007.

The substantial growth in distributable income and DPU was largely due to the contribution from the recently acquired 60% stake in Raffles City and higher rental income achieved in line with the current bullish office rental market. Gross revenue for 1Q 2007 was S$56.7 million, 4.8% higher than the forecast of S$54.0 million. With the financial and banking sector expanding rapidly, there has been continued intensive demand for quality office space especially in the Central Business District. Rental rates achieved in 1Q 2007 registered robust growth of 19% and 40% over preceding rental rates for renewals and new leases respectively. The weighted average rent increase achieved was 12% against forecast rents, for 1Q 2007.

Mr Richard Hale, Chairman of CapitaCommercial Trust Management Limited, said, "CapitaCommercial Trust has delivered an excellent set of results for the first quarter of 2007 compared to the first quarter of last year and outperformed its earlier forecast.

Growth opportunities lie not just in Singapore but also overseas. Last month in Malaysia, we committed to take a 7.4% (US$20 million) stake in the Malaysia Commercial Development Fund, CapitaLand's first and largest private real estate fund in the country. Going forward, these assets form a potential acquisition pipeline for Quill Capita Trust, the Malaysian commercial REIT in which CapitaCommercial Trust has a strategic 30% stake. CapitaCommercial Trust will continue to drive growth through an active leasing strategy in the current positive office market, asset enhancements and acquisition of quality properties in Singapore and abroad. We aim to deliver sustainable long term growth and total returns to our unitholders."

Mr David Tan, CEO of the CCT Manager, said, "Average prime and Grade A office rents have risen between 10.1% to 21.4% in 1Q 2007. CCT, having more than 70% of office leases up for renewal from this year to 2009, is poised to enjoy strong upside from rental reversions. Over the next two years this rental growth and the repositioning of Raffles City will contribute significantly to CCT's income. The market outlook is positive and we are confident of delivering strong performance this year."

Summary of CCT Results
(1 January 2007 to 31 March 2007)

	Actual S$'000	Forecast S$'000	Variance %
Gross Revenue	56,655	54,045	4.8
Net Property Income	42,040	39,243	7.1
Distributable Income	**29,248**	**26,442**	**10.6**
Distribution Per Unit			
For the period	2.11¢	1.92¢	9.9
Annualised	8.56¢	7.79¢	9.9
Distribution Yield Based on S$2.69 per unit (closing as at 24 Apr 07)	3.2%	2.9%	Nm

Nm : not meaningful

Growing Overseas

In addition to the 30% stake in Quill Capita Trust ("QCT"), CCT, on 28 March 2007, announced its commitment to take a 7.4% stake (US$20 million) in CapitaLand's first and largest Malaysia private real estate fund, MCDF. The US$270 million MCDF with an expected gross development value of more than US$1 billion (about S$1.5 billion) will invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley. This investment is in line with CCT's strategy to expand in Malaysia as the MCDF properties will be the potential pipeline for QCT. CCT can also expect high investment returns from MCDF.

Looking Ahead

With 2.7 million square feet of commercial space, CCT remains one of the leading office players in Singapore. It will benefit from strong rental reversions as more than 70% of its office leases are due for renewal between 2007 and 2009. This organic rental growth coupled with asset enhancements and new acquisitions, both in Singapore and overseas, will be the primary growth drivers for CCT.

- END -

Singapore Office Market – Tight Supply, Strong Demand leads to Upsurge In Rental Rates

Advance estimates by Singapore's Ministry of Trade and Industry showed that real gross domestic product ("GDP") rose by 6.0% in 1Q 2007 compared to the same period last year. On a quarter-to-quarter seasonally adjusted annualised basis, real GDP grew by 7.2%, following a 7.9% gain in 4Q 2006.

Demand for office market continued to intensify further, particularly in prime spaces which resulted in strong upward rental adjustments. Leasing deals continued to be denominated by the expanding financial and banking sectors. According to CB Richard Ellis ("CBRE"), average prime office rents rose 10.1% in 1Q 2007 to S$8.60 psf per month and compared to 1Q 2006, the increase was 53.6%. Grade A office rents rose even higher by 21.4% to S$10.60 psf per month in 1Q 2007. Compared with 1Q 2006, average Grade A rents rose by 76.7%.

Supply of office space continues to be tight both in the core central business district as well as in the fringe and decentralised areas. This would be exacerbated by the impending loss of office stock slated for redevelopment over the next few years. Occupancy of Grade A office space continued to increase to 99.6% in 1Q 2007.

Demand drivers continued to remain strong and given the tight supply, large space occupiers are pursuing early pre-commitments to future developments. Looking ahead, property consultants expect office rent to reach new highs due to the surging demand from expanding firms and the tight supply situation which is likely to persist for another three years.

Kuala Lumpur Office Market Outlook Optimistic

The Malaysian economy expanded by 5.9% year-on-year, its fastest rate in more than a year. The 2007 Government Budget which is committed to maintaining a pro-growth policy over the medium-term is likely to boost foreign investments into Malaysia. This in turn will benefit the office property sector.

According to DTZ Research, most prime offices recorded an average occupancy of more than 90% with the highest occupancy rate achieved in the Golden Triangle Area at 95.4%. Strong demand for prime office space in the city centre and a tight supply of office space has pushed rental rates upwards. Prime office rents have increased 5% year-on-year to RM5.40 psf per month. Secondary buildings experienced a higher rental rate increase of 19% over the same period to average RM4.06 psf per month as at the end of 2006. This upward trend is expected to continue for the next six months with the projected robust growth in the services sector.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial REIT with a market capitalisation of S$3.7 billion based on the closing price of S$2.69 per unit on 24 April 2007. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$3.9 billion portfolio with nine prime properties in Singapore's Central Business District and Downtown Core and, an office asset in Kuala Lumpur's Golden Triangle. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and

Market Street Car Park in Singapore, and Wisma Technip (through an investment in junior bonds) in Kuala Lumpur. In addition, CCT is a substantial unitholder of QCT with a 30% stake and has committed to take a 7.4% stake in MCDF. QCT is a commercial REIT listed on the Bursa Malaysia Securities Berhad, with an initial portfolio of four commercial properties in Cyberjaya. MCDF is CapitaLand's first and largest Malaysia private real estate fund, with focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley.

CCT has been accorded an "A3" corporate rating with a stable rating outlook by Moody's Investor Service. CCT is managed by an external manager, CapitaCommercial Trust Management Limited ("CCTML"), which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by:

CapitaCommercial Trust Management Limited

(Company registration no. 200309059W)

Media Contact	Analyst & Investor Contact
Julie Ong DID: (65) 6826 5812 Mobile: (65) 9734 0122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Mobile: (65) 9668 8290 Email: ho.meipeng@capitaland.com.sg

IMPORTANT NOTICE

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CCT Manager is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units

may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.



CapitaCommercial Trust



1Q 2007 Financial Results

25 April 2007


CapitaCommercial
Trust

Important Notice

This presentation is focused on comparing actual results versus forecasts stated in the CCT's Circular dated 15 August 2006. This shall be read in conjunction with paragraph 9 of CCT's 2007 First Quarter Unaudited Financial Statement Announcement.

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited, as manager of CCT (the "CCT Manager") is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.


CapitaCommercial
Trust

Financial Results

CapitaCommercial Trust

1Q 07- Achieved DPU Growth of 22.7%

	Actual		
	1Q 2007 S$'000	1Q 2006 S$'000	Var. %
Gross Revenue	56,655	29,665	91.0
Net Property Income	42,040	21,827	92.6
Distributable Income	29,248	18,361	59.3
Distribution Per Unit	**2.11¢**	**1.72¢**	**22.7**
Annualised DPU	8.56¢	6.98¢	22.7
Distribution Yield	3.08%[1]	3.90%[2]	Nm

Notes:
1. Based on CCT unit closing price of S$2.78 as at 30 March 2007
2. Based on CCT unit closing price of S$1.79 as at 31 March 2006


CapitaCommercial
Trust

1Q 07- Beats Forecast by 9.9%

	1 Jan 2007 to 31 Mar 2007		
	Actual S$'000	Forecast[1] S$'000	Var. %
Gross Revenue	56,655	54,045	4.8
Net Property Income	42,040	39,243	7.1
Distributable Income	29,248	26,442	10.6
Distribution Per Unit	**2.11¢**	**1.92¢**	**9.9**
Annualised DPU	8.56¢	7.79¢	9.9
Distribution Yield[2]	3.08%	2.80%	9.9

Notes:

1. The forecast is based on management's forecast for the period 1 January 2007 to 31 March 2007. This, together with the forecast for the period 1 April 2007 to 31 December 2007, is the forecast shown in the CCT Circular to unitholders dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Based on CCT unit closing price of S$2.78 as at 30 March 2007


CapitaCommercial
Trust

Strong and Steady DPU Growth


DPU (cents)
8.50
8.00
7.50
7.00
6.50
6.00
5.50
5.00
5.68 1
6.32
6.31 2
6.81
7.02 3
7.33
7.79 4
8.56
7.60 5
15 May to 31 Dec 2004 (annualised)
1 Jan to 31 Dec 2005
1 Jan to 31 Dec 2006
1 Jan to 31 Mar 2007 (annualised)
FY 2007 Forecast
forecast
actual

Notes:

1. As stated in CCT's Introductory Document dated 16 March 2004
2. As stated in CCT's Offer Information Statement dated 21 April 2005 in relation to the acquisition of HSBC Building
3. As stated in the Circular dated 15 August 2006 for the equity fund raising of Raffles City
4. Annualised based on the forecast shown in the Circular dated 15 August 2006 for the equity fund raising of Raffles City and adjusted for the actual number of new units issued
5. Based on the forecast shown in the Circular dated 15 August 2006 for the equity fund raising of Raffles City and adjusted for the actual number of new units issued


CapitaCommercial
Trust

Total Assets at S$3.9 Bil; NAV at S$1.86

	31 Mar 07 S$'000	31 Dec 06 S$'000
Non-current assets	3,847,367	3,844,534
Current assets[1]	44,001	47,223
Total assets	**3,891,368**	**3,891,757**
Current liabilities[2]	140,498	131,919
Non-current liabilities	1,150,370	1,147,424
Net assets	**2,600,500**	**2,612,414**
Unitholders' funds	**2,600,500**	**2,612,414**

NAV	
31 March 2007	$ 1.88
31 December 2006	$ 1.89
Adjusted NAV[3]	
31 March 2007	$ 1.86
31 December 2006	$ 1.86

Notes:
1. The decrease is due to lower cash and cash equivalent resulted from the payment of distribution on 28 February 2007
2. The increase is mainly due to the short term loan of $5 million drawn down to finance asset enhancement work
3. Assuming the distribution income has been paid out to the unitholders


CapitaCommercial
Trust

Strong Financial Ratios

	31 Mar 07
Total Debt	S$1,194m
Interest Coverage[1]	3.5 times
Gearing Ratio[2]	30.9%
Average Cost of Debt	4.0%
Average Fixed Rate Term to Expiry[3]	4.2 years
Corporate Rating (Moody's)	"A3"

Notes:
1. Ratio of net investment income before interest and tax of CCT Trust and RCS Trust (60%) over interest expenses of CCT Trust and RCS Trust (60%)
2. Ratio of borrowings of CCT Trust and RCS Trust (60%) over total deposited properties of CCT Trust and RCS Trust (60%)
3. Average fixed rate term to expiry of CCT Trust and RCS Trust, where applicable


CapitaCommercial
Trust

Low Refinancing & Interest Rate Exposure



49%
44%
8%
2007
2008
2009
2010
2011
CCT
CCT's 60% interest in the borrowings of RCS Trust

Debt Maturity Profile

Weighted average maturity is 2.9 years

2007	2008	2009	2010	2011	2012
91%	91%	76%	76%	31%	31%



Interest Rate Exposure

91% fixed until March 2009



CapitaCommercial
Trust

Portfolio Update

CapitaCommercial Trust

Strong Occupancy Rates Across Portfolio

Committed Occupancy as at 31 Mar 2007

Property	30 Sep 06 (%)	31 Dec 06 (%)	31 Mar 07 (%)
Capital Tower	100.0	100.0	99.2[1]
6 Battery Road	100.0	100.0	100.0
Starhub Centre	100.0	100.0	100.0
Robinson Point	100.0	100.0	100.0
Bugis Village	94.4	95.3	95.3
Golden Shoe Car Park[2]	-	-	98.0
Market Street Car Park[3]	-	95.6	95.6
HSBC Building	100.0	100.0	100.0
Raffles City	98.6	99.5	99.4
- Raffles City Tower	99.8	99.8	99.2
- Raffles City Shopping Centre	97.2	99.3	99.6
Portfolio Committed Occupancy	**99.4**	**99.6**	**99.4**
Market Occupancy (URA Index)	**89.5**	**89.7**	-[4]

Notes:
1. Due to re-configuration of 1st level retail space
2. Asset enhancement work was carried out in phases from 1Q 2006 to 1Q 2007
3. Market Street Car Park's retail space has reopened in 4Q 2006 upon completion of asset enhancement work
4. URA has yet release the occupancy rate for island-wide commercial space


CapitaCommercial
Trust

Strong Positive Rent Reversions

Renewals and New Leases committed (1 Jan to 31 Mar 2007)

	Renewed/New Leases as at 31 Mar 07 (% of portfolio NLA) (sq m)	Increase in Rental Rates vs		Retention Ratio
		Forecast Rental Rates[1]	Preceding Rental Rates	
Renewals	15,914 (6.2%)	**7.6%**	**18.6%**	81.0%
New Leases[2]	3,273 (1.3%)	**30.5%**	**39.9%**	N.A.
Weighted Average	19,187 (7.5%)	**12.0%**	**22.8%**	N.A.

Notes:
1. The forecast is based on the management's forecast in the Circular dated 15 August 2006
2. Exclude leases committed for new space arising from asset enhancement/reconfiguration work


CapitaCommercial
Trust

Strong Uptrend in Rental Rates

	Rental Rates Committed in 1Q 2007 (S$ psf pm)	Current Asking Rent (S$ psf pm)	Micro-Market Rent[1] (S$ psf pm)
6 Battery Road	13.00 - 14.00	16.00	10.80 - 12.30
Capital Tower	7.20[2]	13.00	8.20 - 9.60
Raffles City Tower	8.80	11.50 - 12.00	8.90 - 10.30
Robinson Point	7.20	7.80	6.30 - 7.30

Notes:
1. Average micro-market rent as at March 2007. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space
2. For the leasing of an unconventional office space


CapitaCommercial
Trust

Portfolio - Balanced Lease Expiry

Leases up for Renewal (By Gross Rental Income) as at 31 Mar 2007

18.8%[1]
19.3%
13.1%
9.9%
10.0%
8.8%
4.7%
5.1%
5.4%
4.9%
2007
2008
2009
2010
2011 and Beyond
Office
Retail[2]
Hotels and Convention Centre[3]

Notes:

1. Excludes a lease expiring beyond 2011 (representing 3.2% of the total gross rental income) which is subject to a rent review in 2008
2. Excludes turnover rent
3. The hotels and convention centre master lease at Raffles City is on a 20-year lease commencing from 7 November 1996



CapitaCommercial
Trust

Office Lease Expiries Offer Rent Upside

Leases up for Renewal (By Gross Rental Income) as at 31 Mar 2007



17.6%
33.6%[1]
23.4%
9.6%
15.7%
2007
2008
2009
2010
2011 and Beyond

Note:

1. Excludes a lease expiring beyond 2011 (representing 5.8% of the total office gross rental income) which is subject to a rent review in 2008



CapitaCommercial
Trust

Upside Potential with Current Average Rent

Average Gross Rental Rate of Expiring Leases[1] vs Micro-Market Rent[2]


Capital Tower
Micro-Market Rent: S$8.20 - S$9.60
80%
60%
40%
20%
0%
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.19
$3.88
$4.66
27%
41%
10%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)


6 Battery Road
Micro-Market Rent: S$10.80 - S$12.30
60%
40%
20%
0%
$12.00
$8.00
$4.00
$-
$5.72
$5.34
$7.25
10%
31%
30%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)


Robinson Point
Micro-Market Rent: S$6.30 - S$7.30
100%
80%
60%
40%
20%
0%
$8.00
$6.00
$4.00
$2.00
$-
$3.31
$4.01
$4.71
15%
63%
10%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)


Raffles City Tower
Micro-Market Rent: S$8.90 - S$10.30
80%
60%
40%
20%
0%
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$5.62
$5.32
$5.50
29%
9%
61%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Notes:
1. Lease expiry by Gross Rental Income as at 31 March 2007
2. Average micro-market rent as at March 2007. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space

CapitaCommercial Trust

Gross Revenue - By Asset

	1 Jan 07 to 31 Mar 07		
	Actual S$'000	Forecast [1] S$'000	Var.
Capital Tower[2]	10,468	10,532	(0.6%)
6 Battery Road	9,068	8,274	9.6%
HSBC Building[3]	2,116	2,116	-
Starhub Centre	3,271	3,201	2.2%
Robinson Point	1,635	1,588	3.0%
Bugis Village	2,271	1,978	14.8%
Golden Shoe Car Park	2,368	2,112	12.1%
Market Street Car Park	1,555	1,408	10.4%
Sub-Total	32,752	31,209	4.9%
60% Interest in RCS	23,903	22,836	4.7%
Gross Revenue	56,655	54,045	4.8%

Notes:
1. The forecast is based on management's forecast for the period 1 January 2007 to 31 March 2007. This, together with the forecast for the period 1 April 2007 to 31 December 2007, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Due to re-configuration of 1st level retail space
3. Based on net rent


CapitaCommercial
Trust

Net Property Income - By Asset

	1 Jan 07 to 31 Mar 07		
	Actual S$'000	Forecast [1] S$'000	Var.
Capital Tower	7,389	7,336	0.7%
6 Battery Road	6,849	5,946	15.2%
HSBC Building	2,103	2,103	-
Starhub Centre	2,450	2,309	6.1%
Robinson Point	1,186	1,093	8.5%
Bugis Village	1,804	1,517	18.9%
Golden Shoe Car Park	1,694	1,464	15.7%
Market Street Car Park	1,172	998	17.4%
Sub-Total	24,647	22,766	8.3%
60% Interest in RCS	17,393	16,477	5.6%
Net Property Income	42,040	39,243	7.1%

Note:
1. The forecast is based on management's forecast for the period 1 January 2007 to 31 March 2007. This, together with the forecast for the period 1 April 2007 to 31 December 2007, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City


CapitaCommercial
Trust

Singapore Office Market Uptrend Continues

CapitaCommercial Trust

Strong Demand, Tight Supply

Annual Supply, Demand & Occupancy (1990-2010)

2006 Demand : 2.4 million sq ft, Grade A – 1.74 million sq ft

million (sf)
4.50
3.50
2.50
1.50
0.50
(0.50)
(1.50)

Occ %
100.0%
90.0%
80.0%
70.0%
60.0%

Past 10 year average annual supply 1.6m sf

Past 10 year average demand 1.3m sf

Forecast

Average annual new supply '07 – '10 is 0.7 m sf

90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07F 08F 09F 10F

New supply (sq ft)
New demand (sq ft)
Island wide Occupancy rate (%)
Grade A Occupancy rate (%)

Source: CBRE Research


CapitaCommercial
Trust

Rents Continue to Move Up

	1Q 2007	Vs 1Q 2006	Vs 4Q 2006
Prime	$8.60 psf pm	Up 53.6%	Up 10.1%
Grade A	$10.60 psf pm	Up 76.7%	Up 21.4%



Average Prime Rents
Past 10 year average
Prime Rent $6.30 psf pm
$ psf per month
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$7.81
$10.00
$11.00
$12.00
$12.50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E

Source:CBRE Research

CapitaCommercial Trust

CCT Strategies

CapitaCommercial Trust

Target Asset Size


S$'billion
6.0
5.0
4.0
3.0
2.0
1.0
0.0
S$2.0b
S$0.2b
S$2.2b
S$1.3b
S$3.9b
S$5.0 to S$6.0b
2004
2005
2006
2009F[1]
Acquisitions
Total Asset Size

Note:
1. Target asset size range of between S$5 billion to S$6 billion by 2009 as announced on 26 July 2006

CapitaCommercial Trust


CCT's Growth Engines
CCT
Pro-ac
ass
manag
Asse
enhance
initia
Acquis
Develo
- Rental income
- Non-rental income
- Improving customer relationship
- Raffles City
- Golden Shoe Car Park
Direct Acquisitions
Asset Securitisation
Overseas REITs/Property Funds
24
CapitaCommercial Trust

Investment in Malaysia - Platform for Growth

- 30% in Quill Capita Trust (QCT) - listed in Malaysia
- 7.4% in Malaysia Commercial Development Fund (MCDF) - CapitaLand's first and largest private real estate fund in Malaysia


CapitaCommercial
Trust

Trading 88% above IPO Institutional Price


QuillCapita
Trust

- Price at IPO for institutions: RM0.92
- Price as at 17 Apr 2007 : RM1.73

QCT Performance From 8 January 2007 to 17 April 2007

Unit Price (RM)

RM 1.900
RM 1.800
RM 1.700
RM 1.600
RM 1.500
RM 1.400
RM 1.300
RM 1.200
RM 1.100
RM 1.000
RM 0.900

8-Jan-07 18-Jan-07 28-Jan-07 7-Feb-07 17-Feb-07 27-Feb-07 9-Mar-07 19-Mar-07 29-Mar-07 8-Apr-07

Dates

Closing Price

CapitaCommercial Trust

MCDF - Invest in Real Estate Growth in Malaysia

- CapitaLand's first and largest Malaysia private real estate fund
- Invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley
- Fund size of US$270 million
- Development value of US$1 billion (S$1.5 billion)


CapitaCommercial
Trust

Investors in MCDF


Malaysia Commercial Development Fund (US$ 270 million)
CCT (7.4%)
Middle


CapitaCommercial Trust

MCDF - Pipeline

- Seed - One Mont' Kiara
  - A mixed development comprising two office towers, a retail podium and car parks

- Others
  - A landmark office cum retail centre on a prime freehold site at Jalan Sultan Ismail in Kuala Lumpur's Golden Triangle
  - A prime mixed development at Lot D within KL Sentral, an exclusive urban centre built around Malaysia's largest transit hub

Summary

CapitaCommercial Trust

In Summary

1Q 2007: Positive Quarter

- Largest commercial REIT in Singapore with S$3.9b assets and 2nd largest S-REIT
- DPU growth of 22.7%
- Inclusion in Straits Times Index
- Benefited from continued rental uptrend in Singapore office market

Going Forward

- Driven by asset enhancements, new acquisitions and strong rental growth
- Pursue investments and development opportunities both in Singapore and abroad

CapitaCommercial Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586

CapitaCommercial Trust

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Apr-2007 12:36:08
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

The Orchard Residences' Phase One comprising 98 units Fully Sold

Description

CapitaLand Limited's associated company, Orchard Turn Residential Development Pte Ltd, has today issued a news release on the above matter, as attached for information.

Attachments:

NewsRelease.OT.3Apr07.pdf
Total size = **31K**
(2048K size limit recommended)

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Orchard Turn Residential Development Pte Ltd
(A joint venture company between CapitaLand
& Sun Hung Kai Properties)

350 Orchard Road Show House
#19-08 Singapore 238868
T 65 6838 6520 F 65 6732 3966

Project Office #19-05 Show House
T 65 6838 7360 F 65 6836 9108
Registration No 200517743N


The Orchard
residences

NEWS RELEASE

For Immediate Release

The Orchard Residences' Phase One comprising 98 units Fully Sold

Tuesday, 3 April 2007 – CapitaLand Limited and Sun Hung Kai Properties Limited, the joint venture partners for The Orchard Residences, are pleased to announce that Phase One of The Orchard Residences, comprising 98 units, has been fully sold on a by-invitation only basis. These apartments, located on low, mid and high floors have been sold to business partners, associates and referrals. The 98 units sold represent more than 50% of the exclusive 175-unit The Orchard Residences.

The Orchard Residences is a 56-storey super-luxury residential development situated at the gateway of Orchard Road. Several high level units at the prestigious residential tower have achieved a record price of over S$4,000 per square foot (psf). Based on the 98 units sold, the average price for units below the 30th floor is S$2,820 psf, while the average price for units above the 30th floor is S$3,705 psf. The average price for the 98 units sold is S$3,213 psf.

CapitaLand and Sun Hung Kai Properties attribute the buyers' overwhelming support, and expected continued strong demand, as a clear testament to the development's iconic building design, unrivaled prime location along Singapore's world famous shopping street, status of being the tallest landmark on Orchard Road, as well as the joint venture partners' proven track record in developing world-class developments.


The Orchard
residences

Recognising The Orchard Residences as a unique superior product in a class of its own, the premium project has attracted many well-heeled Singaporean, Asian and international high net worth home buyers and investors looking for the most exclusive address in Singapore to set up home and as a long term investment.

In view of the positive sentiment in the Singapore top end residential market and the strong demand for The Orchard Residences, a first-class super-luxury product, CapitaLand and Sun Hung Kai Properties intend to release the remaining units, including the Penthouse and Garden units, in phases to meet the rising demand. Out of the remaining 77 units, some of these units located at various floors on low, mid to high levels, will be released for sale on a by-invitation only basis during an official launch. The official launch is expected in May 2007, when the show-suite is ready. The Orchard Residences is targeted for completion in late 2009.

About CapitaLand

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

The Orchard
residences

About Sun Hung Kai Properties

Sun Hung Kai Properties is one of Hong Kong's largest property companies, and its core business is in developing all types of projects both for sale and investment. The company has created some of the most memorable icons on the Hong Kong skyline, including International Finance Centre – currently the tallest building in the territory – and it is now developing International Commerce Centre, which will take over as Hong Kong's tallest when it is finished in a few years' time.

The company has built a strong brand name over the decades, along with a reputation for premium quality and comprehensive customer care across the residential, office and retail markets. Sun Hung Kai developments are known for first-class architecture and the highest standards of construction, materials, facilities and service. The company's property development business is supplemented by complementary activities in sectors such as insurance, estate management, hotels and car parks.

For more information, please contact:

Orchard Turn Developments Pte Ltd (Co. Regn.: 200603106H):

Ms Mary Felicia Sim
Manager, Marketing Communications
Direct: (65) 6838 6533
Email: maryfelicia.sim@orchardturn.com.sg

CapitaLand Retail Limited (Co. Regn.: 200413169H):
Investor Relations

Ms Tong Ka Pin
Head, Group Investor Relations & Corporate Communications
Direct: (65) 6826 5856
Mobile : (65) 9862 2435
Email: tong.ka-pin@capitaland.com.sg




CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITALAND CHINA HOLDINGS PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand China Holdings Pte Ltd ("CCH"), its indirect wholly-owned subsidiary, has increased its issued and paid-up share capital from S$127,198,663 to S$327,198,663 (the "Share Increase") by an allotment and issue of 200,000,000 ordinary shares to its sole shareholder, CapitaLand Residential Limited, a direct wholly-owned subsidiary of CapitaLand, for a cash consideration of S$200,000,000.

Following the Share Increase, CCH's issued and paid-up share capital is S$327,198,663 comprising 253,698,663 ordinary shares and 73,500 redeemable preference shares.

The above transaction is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
3 April 2007





For Immediate Release
5 April 2007

NEWS RELEASE

CapitaLand acquires Shanghai residential site for development into 200 homes

Singapore, 5 April 2007 – CapitaLand's indirect wholly-owned subsidiary, BR Properties, has completed the acquisition of a 95% stake in Shanghai Guang Nan Real Estate Development Co., Ltd ("Guang Nan"). Guang Nan's sole asset is a prime 141,932-square metre residential site located in Shanghai's Qingpu District, just 20 minutes away from the People's Square city centre. CapitaLand, as the lead development manager, will build about 200 low-density homes on the site.

BR Properties has paid a total consideration of RMB33.25 million (S$6.65 million) for the 95% stake in Guang Nan. The remaining 5% stake is held by a party unrelated to CapitaLand. With this acquisition, Guang Nan has become an indirect subsidiary of CapitaLand.

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "We like the Qingpu site for its excellent location near the city centre, while enjoying the exclusivity of a high-end residential neighbourhood. The broad residential market in Shanghai grew at a steady pace in 2006 given the continued rising demand. For low-density housing, the tight land supply will continue to underpin upside price potential."

Mr Lim Ming Yan, CEO of CapitaLand China, said: "For the Qingpu site, we will build a series of elegant low-density homes, set against a landscape of lush gardens. We are confident that they will be popular with both the international community working and living in Shanghai as well as local residents. We plan to launch the homes by the third quarter of 2008. The entire project will be fully completed by 2010."

About the site

Site area	:	141,932 sqm
Plot ratio	:	0.44
Potential GFA	:	62,887 square metres
Tenure	:	70 years (residential)

The site is located in Qingpu District, about 15 kilometres southwest of the Shanghai People's Square city centre. Qingpu is an established residential estate with a sizeable population of expatriates and comprehensive amenities. There are six international schools in the area: Shanghai French and German International School; Western International School of Shanghai; Shanghai American School; Singapore Shanghai International School; British International School; and Shanghai Korean School. In addition, there are two golf courses, retail stores, dining and entertainment outlets in the vicinity, including a Carrefour hypermart by end-2007.

The site is easily accessible via Shanghai's Outer Ring Road, Huqingping Expressway and State Highway 318. By 2010, the Hongqiao Transportation Hub, located just 2.5 kilometres from the site, will be completed. The transportation hub will provide convenient modes of transport to Shanghai's city centre as well as to the key cities in the Yangtze River Delta region.

With the above transaction, CapitaLand will have a pipeline of over 4,000 homes in the Yangtze River Delta Region, in Shanghai, Hangzhou and Ningbo. In addition to its residential footprint in the region, the CapitaLand Group also has a strong presence in integrated developments, retail malls and serviced residences.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **5 April 2007**

Singapore

Nicole Neo, Communications
DID : (65) 68233218
Email : nicole.neo@capitaland.com.sg

Harold Woo, Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

China

Francis Li, Corporate Communications
DID: (86-21) 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION OF ADDITIONAL SHARES IN SATYAM MALL MANAGEMENT COMPANY PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand Retail India Pte. Ltd., its indirect wholly-owned subsidiary, has subscribed for and been allotted an additional 332,000 equity shares (the "Subscription") in the share capital of Satyam Mall Management Company Private Limited ("Satyam"), an indirect associated company of CapitaLand, for a total cash consideration of Rupees 24,900,000 (approximately S$901,000).

Following the Subscription, CapitaLand's indirect interest in Satyam remains unchanged at 50% (comprising 342,000 equity shares). The other shareholder, Future Capital Holdings Limited (a subsidiary of Pantaloon Retail India Ltd.), a party unrelated to CapitaLand, has also subscribed for additional equity shares in Satyam and maintained its interest of 50%.

Satyam, which is proposed to be renamed as Kshitij CapitaLand Mall Management Pvt. Ltd, is a company incorporated in India whose principal activity is the provision of mall management services.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
5 April 2007



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, GRAND DYNASTY HOLDINGS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Cayman Islands:

Name	:	Grand Dynasty Holdings Limited
Principal Activity	:	Investment Holding
Share Capital	:	US$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
5 April 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-Apr-2007 18:55:44
Announcement No.	00171

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Completion of (A) 100 percent interest in Somerset Azabu East, Tokyo; and (B) The remaining 60 percent interest in Somerset Roppongi, Tokyo
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Announcement.Completion.SRT.SAE.5Apr07.pdf Total size = **141K** (2048K size limit recommended)

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RECEIVED


ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

COMPLETION OF (A) 100 PERCENT INTEREST IN SOMERSET AZABU EAST, TOKYO, AND (B) THE REMAINING 60 PERCENT INTEREST IN SOMERSET ROPPONGI, TOKYO

On 24 January 2007, Ascott Residence Trust Management Limited ("ARTML"), as Manager of Ascott Residence Trust ("ART"), announced that DBS Trustee Limited, as trustee of ART, has entered into:

(a) a real property sale and purchase agreement with Mitsubishi Estate Co., Ltd ("MEC") for the purchase of a freehold property known as Somerset Azabu East, Tokyo ("SAE"); and

(b) a conditional sale and purchase agreement with MEC and MEC Roppongi Tokutei Mokuteki Kaisha ("MEC TMK") to acquire the remaining 60 percent of the total preferred shares in MEC TMK, and a conditional common shares transfer agreement with MEC Roppongi Funding Corporation to acquire the remaining 75 percent of the total common shares in MEC TMK. MEC TMK, to be renamed Somerset Roppongi Tokutei Mokuteki Kaisha ("Somerset Roppongi TMK"), owns 100 percent of the beneficiary interest in the freehold property, Somerset Roppongi, Tokyo ("SRT").

ARTML is pleased to announce that the above said acquisitions have been completed today. Following completion, ART owns (a) 100 percent effective interest in SAE through Somerset Azabu East TMK; and (b) 100 percent effective interest in SRT through Somerset Roppongi TMK.

Both SAE and SRT will continue to be managed by Ascott International Management Japan Company Limited, which is 60 percent owned by Ascott International Management (2001) Pte Ltd (an indirectly wholly owned subsidiary of The Ascott Group Limited) and 40 percent owned by MEC.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah/ Kang Siew Fong
Joint Company Secretaries

Singapore, 5 April 2007


RECEIVED


CapitaLand

FOR IMMEDIATE RELEASE
9 April 2007

NEWS RELEASE

CapitaLand launches The Seafront on Meyer

65% of phase one units released were sold

Singapore, 9 April 2007 – CapitaLand has launched the first phase of The Seafront on Meyer. A total of 120 apartments were sold, representing 65% of the 184 units released for sale under phase one. The units sold, ranging from two-bedroom apartments to four-bedroom penthouses, were priced at an average of between S$1,400 and S$1,800 per square foot.

The freehold condominium is located at Meyer Road in the eastern part of Singapore, on the former Meyer Tower and First Mansion sites. The proximity to the Central Business District and panoramic sea views are some of the many reasons which contribute to the attractiveness of this neighbourhood as a much sought-after and exclusive residential enclave.

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "There has been heightened interest for The Seafront on Meyer, which offers serene and spacious seafront homes in the traditionally popular Meyer residential neighbourhood. The Seafront's excellent location puts the condominium just minutes from the East Coast beach, Central Business District and the future Marina integrated development. These elegantly designed apartments enjoy unsurpassed panoramic views of the sea and city skyline, and they are ideal homes tailored for the high-mid end segment of the market."

The Seafront on Meyer is a 24-storey condominium sitting on a 201,720-square feet site. The contemporary tropical condominium has been designed to integrate with the nearby seafront and with its immediate environment which consist of about 20 existing mature trees which would be conserved. These trees include species such as the *Jambu Air* and *Cinnamon*. The verdant gardens at The Seafront on Meyer will be complemented with serene water gardens and tropical flora and fauna to add to the idyllic seafront ambience of the condominium. There will also be a series of lush outdoor garden courts and pools, which provide shaded areas for a multitude of fun-filled family activities.

The condominium has a total of 327 units located in three residential towers. The majority of the apartments enjoy panoramic views of the sea or the city skyline. Buyers will have a choice of two- to four-bedroom apartment types, with sizes ranging from 1,066 square feet to 2,605 square feet. The price of a typical three-bedroom apartment is about S$2.5 million. There are also six penthouses ranging from 4,273 square feet to 4,295 square feet in size, priced at about S$9 million each.

In addition, each apartment will have features to reduce the energy demands to make it more environmentally friendly. These features include large windows and layouts which ensure ample natural lighting and ventilation, and sliding screens for sun-shading purposes. Construction of the development will also be carried out with the best of environmental practices.

There is a comprehensive range of recreational and fitness facilities within the condominium, including a tennis court, gymnasium, swimming pool, children's pool and Jacuzzi. Temporary Occupation Permit for The Seafront on Meyer is expected to be obtained in 2011.

The architectural design for The Seafront on Meyer is led by Australia-based Cox Architects and Planners, who are internationally recognised for innovative and distinctive design solutions. The project architect for the development is TSP Architects, a Singapore-based firm with a track record of delivering quality residential and commercial buildings.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 9 April 2007

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITALAND COMMERCIAL PROJECT MANAGEMENT PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand Commercial Project Management Pte Ltd ("CCPM"), its indirect wholly-owned subsidiary, has increased its issued and paid-up share capital from S$2 to S$200,000 (the "Share Increase") by an allotment and issue of 199,998 ordinary shares to its sole shareholder, CapitaLand Commercial Limited, a direct wholly-owned subsidiary of CapitaLand, for a cash consideration of S$199,998.

Following the Share Increase, CCPM's issued and paid-up share capital is S$200,000 comprising 200,000 ordinary shares.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 April 2007



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF FIRST QUARTER 2007 FINANCIAL RESULTS

CapitaLand Limited wishes to announce that it will release its financial results for the first quarter ended 31 March 2007 on Friday, 27 April 2007.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
13 April 2007





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, 凯德新城(北京)工程咨询有限公司 CAPITARETAIL XINCHENG (BEIJING) PROJECT MANAGEMENT CONSULTING CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in the People's Republic of China:

Name	:	凯德新城(北京)工程咨询有限公司 CapitaRetail XinCheng (Beijing) Project Management Consulting Co., Ltd
Principal Activity	:	Provision of Project Management and Consultancy Services
Registered Capital	:	USD1,400,000

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
13 April 2007



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF THE DIVESTMENT OF TEMASEK TOWER

Further to the announcement made on 23 March 2007, CapitaLand Limited wishes to announce that its subsidiary, Temasek Tower Limited has today completed the sale of its principal asset, Temasek Tower at 8 Shenton Way, Singapore 068811, to MGP Raffle Pte. Limited.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
16 April 2007

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Apr-2007 19:46:47
Announcement No.	00162

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Establishment of S$1,000,000,000 Multicurrency Medium Term Note Programme
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.MTN.Programme.16Apr07.pdf Total size = **68K** (2048K size limit recommended)

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CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ESTABLISHMENT OF S$1,000,000,000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**"), wishes to announce that CMT MTN Pte. Ltd. (the "**Issuer**"), a wholly-owned subsidiary of HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CMT) (the "**CMT Trustee**"), has established a S$1,000,000,000 Multicurrency Medium Term Note Programme (the "**MTN Programme**") and in connection therewith, the Company has appointed Standard Chartered Bank to act as the arranger and the dealer of the MTN Programme.

Under the MTN Programme, the Issuer may from time to time issue notes in series or tranches in Singapore dollars, United States dollars or any other currency as may be agreed between the relevant dealer of the MTN Programme and the Company (the "**Notes**"). Each series or tranche of Notes may be issued in various amounts and tenors, and may bear fixed, floating or variable rates of interest. Hybrid Notes or zero coupon Notes may also be issued under the MTN Programme. The Notes shall constitute direct, unconditional, unsecured and unsubordinated obligations of the Issuer ranking *pari passu*, without any preference or priority among themselves, and *pari passu* with all other present and future unsecured obligations (other than subordinated obligations and priorities created by law) of the Issuer. All sums payable in respect of the Notes will be unconditionally and irrevocably guaranteed by the CMT Trustee.

The net proceeds from the issue of the Notes (after deducting issue expenses) will be on-lent by the Issuer as loans to the CMT Trustee. It is further intended that the CMT Trustee will use the proceeds of each loan advanced to it by the Issuer to refinance existing borrowings, to finance/refinance the investments of the CMT Trustee, to on-lend to any trust, fund or entity in which the CMT Trustee has an interest, to finance/refinance any asset enhancement works initiated by the CMT Trustee or such trust, fund or entity and to finance the general working capital purposes of the CMT Trustee.

Upon the establishment of the MTN Programme, the MTN Programme has been assigned a rating of "A3" by Moody's Investors Service. A rating is not a recommendation to buy, sell or hold securities, does not address the likelihood or timing of prepayment, if any, or the receipt of default interest and may be subject to revision or withdrawal at any time by the assigning rating organisation.

Application has been made to the Singapore Exchange Securities Trading Limited ("SGX-ST") for permission to deal in and quotation for any Notes which are agreed at the time of issue thereof to be so listed on the SGX-ST. Such permission will be granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of any Notes on the SGX-ST is not to be taken as an indication of the merits of the Company, its subsidiaries, its associated companies or such Notes.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
16 April 2007




CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND AIM PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand AIM Pte. Ltd.
Principal Activity	:	Management Advisory Services
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 April 2007

Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Apr-2007 12:34:15
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand Appoints New Managing Director
Description	CapitaLand Limited's subsidiary, Australand, has today issued a press release on the above matter, as attached for information.
Attachments:	Australand.annc.19Ap07.pdf Total size = **54K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au


AUSTRALAND

ASX ANNOUNCEMENT
ASX CODE: ALZ

19 April 2007

PRESS RELEASE

AUSTRALAND APPOINTS NEW MANAGING DIRECTOR

The Board of Australand has appointed Mr. Robert (Bob) Johnston to the position of Managing Director and Chief Executive Officer of Australand. The appointment will follow the retirement of Mr. Brendan Crotty on 30 June 2007.

Mr. Johnston's appointment will take effect from early August 2007 and, in the intervening period Mr. Crotty has agreed to be available to ensure a smooth transition.

"When Brendan Crotty gave advance notice of his plans to retire, we initiated an extensive search for his successor. Bob is joining Australand after a very successful career across all aspects of the property and real estate sector with Lend Lease." Australand's Chairman, Mr. Tham Kui Seng, said.

"Bob's extensive leadership experience across the project management, construction and funds management aspects of the industry will greatly complement Australand's existing internal development capabilities", he added

Mr. Johnston is currently the Global Chief Executive, Bovis Lend Lease located in London.

Mr. Brendan Crotty is retiring after 30 years with Australand, the last seventeen of which have been as Managing Director and CEO.

"Brendan Crotty has provided extraordinary leadership and expertise to Australand during his tenure and has built a strong operational and financial base for the Group. The Board wishes to record its appreciation to Brendan for taking Australand from its listing in 1997, with an initial market capitalisation of $348 million, to its $2 billion market capitalisation today, achieving ten consecutive years of record profits", Mr. Tham said.

"I am delighted to be joining Australand at such a pivotal time in its history. The opportunity to lead a company with such a strong track record to reach its future potential is one that really excites me. I look forward to working with the Australand team and investors in the Company to build on Brendan's legacy", Mr. Johnston said.

A summary of the terms of the Employment Agreement and a short-form CV on Mr. Johnston are attached.



Appointment of Chief Operating Officer

Mr. John Thomas, currently the Executive General Manager responsible for the Group's fast growing Commercial & Industrial (C&I) and Investment Property Divisions, will assume the additional position of Chief Operating Officer. In his new role, Mr. Thomas will have responsibility for all of the Group's property activities. Peter Burke will continue as Executive General Manager of the Residential Division, reporting to Mr. Thomas.

"Bob will use his extensive international leadership and operational experience, to steer Australand towards a very exciting future. The addition of Bob's strategic and leadership expertise to the significant in-house development capabilities and John's intimate knowledge of the markets in which Australand operates will accelerate the expansion of the Group's operations" Mr. Crotty commented.

For further information, please contact:

Brendan Crotty
Managing Director
Telephone: +61 2 9767 201
Email: bcrotty@australand.com.au



SUMMARY OF MAIN ELEMENTS AND TERMS OF EMPLOYMENT AGREEMENT

1. TERM

The employment will continue until determined by Australand or Mr. Johnston

2. REMUNERATION

Remuneration arrangements are market for comparable companies to Australand. There are three components to Mr. Johnston's remuneration. They are:

a) Fixed Salary

Mr. Johnston will be paid a base salary of $1.25m per annum. This amount is reviewable annually commencing 1 January 2009.

b) Short Term Incentive Payments

Mr. Johnston will be entitled to annual short-term incentive payments of up to 100% of base salary.

The actual short-term incentive awarded will be determined against objectively measurable hurdles and a discretionary component for the Board's review after assessing the performance of Australand, the performance of Mr. Johnston and relevant market information against agreed performance targets and priorities.

c) Long Term Incentive Payments

Mr. Johnston will be entitled to participate in the new Australand long-term incentive plan, "LTIP", (to be approved at this year's AGM), subject to shareholder approval.

The Board will seek approval at the 2008 Annual General Meeting of Australand for Mr. Johnston to participate in the LTIP. The LTIP will provide stapled securities equivalent in value to 80% of base salary, subject to Australand's performance against predetermined performance measures involving Total Shareholder Return and Economic Value Added. Further details will be set out in the Notice of Meeting.

Should stapled security holder approval not be obtained, a cash-settled plan will be implemented on no less favourable terms to replace the LTIP.



In addition to the above components, Mr. Johnston will receive reasonable expenses for the purposes of relocating him and his family from London to Sydney.

Mr. Johnston may also receive an amount in partial consideration of him giving up some benefits upon his resignation from his existing employer. Any such amount will be disclosed in the 2007 Annual Report.



3. CONSEQUENCES OF TERMINATION

a) Mr. Johnston may resign by giving six months notice whereupon his entitlements will be as follows:

i) base salary during any unexpired period of notice.

ii) short-term incentive and long term incentive entitlements up to the date of termination.

iii) short-term incentive and long term incentive entitlements for any payment in lieu of notice period will be at the discretion of the Board.

b) Australand may terminate Mr. Johnston's employment by giving Mr. Johnston twelve months notice whereupon his entitlements will be as follows:

i) base salary for the period of notice.

ii) short-term incentive entitlement to end of notice period.

iii) long-term incentive entitlement up to date of termination.

c) Australand may terminate Mr. Johnston's employment at any time immediately and without notice for serious misconduct or other predetermined events whereupon his entitlement under any incentive scheme will be subject to the discretion of the Board.

d) Mr. Johnston's employment may be terminated as a consequence of redundancy whereupon he will receive an additional payment to (b) above calculated on one month's base salary for each year of service up to a maximum of six months base salary.

This is a summary of the main terms of Mr. Johnston's contract which he and Australand have signed.



Robert (Bob) Johnston

Bachelor of Electrical and Electronic Engineering, Honours 1

James Cook University, Townsville, 1986

Career Details

August 2005 to Present

Bovis Lend Lease
Global C.E.O Bovis Lend Lease
London UK

January 2004 to July 2005

Bovis Lend Lease
C.E.O Bovis Lend Lease Asia Pacific
Sydney Australia

March 2001 to December 2003

Lend Lease Real Estate Investments (REI) US Inc
C.O.O – Lend Lease US REI
Atlanta USA

November 1999 to February 2001

Bovis Lend Lease
C.E.O Bovis Lend Lease Asia Pacific
Sydney Australia

May 1999 to October 1999

Civil & Civic Pty Ltd
Managing Director
Sydney, Australia



April 1998 to May 1999

Civil & Civic Pty Ltd
Director – Technical Services
Sydney, Australia

July 1997 – May 1998

Civil & Civic Pty Ltd
Regional Branch Manager – NSW
Sydney, Australia

May 1995 to June 1997

Lend Lease Singapore
Managing Director
Singapore

May 1994 to April 1995

Lend Lease Singapore
Senior Project Manager
Singapore

February 1992 to April 1994

Civil & Civic
Project Manager –
Sydney International Aquatic Centre
Sydney, Australia

August 1988 to January 1992

Civil & Civic Design
Project Engineer
Sydney, Australia

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Apr-2007 12:38:46
Announcement No.	00033

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	(A) 2007 Annual General Meeting - Chairman's Address; (B) 2007 Annual General Meeting - Managing Director's Address; and (C) Annual and General Meetings outcome of resolutions put to the meetings
Description	CapitaLand Limited's subsidiary, Australand, has today issued announcements on the above matters, as attached for information.
Attachments:	Australand.ProxyResults.19Apr07.pdf Australand.AGM.MDSpeech.19Apr07.pdf Australand.AGM.ChairmanSpeech.19Ap07.pdf Total size = **137K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au


AUSTRALAND

ASX Announcement
Code: ALZ

19 April 2007

2007 ANNUAL GENERAL MEETING
CHAIRMAN'S ADDRESS

Before moving to the formal part of the meeting, I would like to address the meeting as Chairman and this will be followed by an update from our Managing Director, Brendan Crotty.

2006

2006 was another significant year for Australand:

- the Group made further progress in its strategy to broaden its business base, providing security holders with a higher proportion of recurrent income, as well as a greater proportion of development income from the Commercial & Industrial Division;
- we achieved our tenth consecutive year of profit growth recording a net profit after tax and minority interests of $243.1 million for the 12 months to 31 December 2006.

In late 2003, Australand stapled its ordinary shares to units in the Australand Property Trust to facilitate a progressive increase in the amount of recurrent income from an ever increasing investment property portfolio. The Group's 2003 net operating profit after tax of $95.2 million reflected a recurrent income of only $9.8 million.

In 2006, the Group's recurrent income has increased to $96 million. In other words, Australand is a substantially different property group today compared to the company that delivered dividends and distributions of 13.4 cents per stapled security in 2003.

Australand's strategy to diversify across its core business has strengthened its profit base and has significantly lowered the risk profile.

Going forward, we will continue with the Group's strategy to increase the proportion of recurrent income while generating profitable growth from the Group's core business in Residential and Commercial & Industrial development.

More capital will be allocated to the Commercial & Industrial Division in sectors where profit can be generated in the course of creating new income producing assets that can be held by either the Group's Property Trusts or one of the wholesale funds that the Group may establish.

Australand Holdings Limited
ABN12 008 443 696
Registered Office:
Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138

Australand Property Limited
ABN 90 105 462 137; AFSL No. 231130
as the Responsible Entity of:
Australand Property Trust (ARSN 106 680 424)
Australand ASSETS Trust (ARSN 115 3338 513)

Australand Investments Limited
ABN 12 086 673 092; AFSL No. 226837
as the Responsible Entity of:
Australand Property Trust No.4 (ARSN 108 254 413)
Australand Property Trust No.5 (ARSN 108 254 771)



Appointment of a New Managing Director

I wish to confirm that Brendan Crotty our Managing Director will retire on June 30 this year. Brendan has provided extremely valuable service to the Group for almost 30 years, seventeen of which were served in the capacity of Managing Director. Brendan has led the company through a number of notable events in its recent history, including: listing on both the Australian and Singaporean Stock Exchanges, the rapid growth and profitability since the Walker acquisition and the stapling of the Trusts in 2003 to broaden its business base. Under Brendan's leadership the market capitalisation of the company has grown from $348 million at listing just ten years ago to over $2 billion today - an extraordinary achievement!

My fellow Directors and I would like to thank Brendan for his energy and commitment, his loyalty and his warm friendship. Over this period, his leadership has been widely recognised not only at Australand but also more broadly, in the Australian real estate industry.

As you will be aware, the Board has been conducting an extensive search to identify a replacement for Brendan. I am pleased to announce that we have engaged the services of Mr Robert (Bob) Johnston to assume the role of MD and CEO. Bob fulfills the demanding criteria set by the Board and the Board looks forward to welcoming him to the company and working with him. Bob will be joining Australand in early August after 20 years with Lend Lease where he gained extensive international leadership and operational experience across project management, funds management and the construction and development disciplines.

In addition, I am also pleased to announce that John Thomas will assume the role of Chief Operating Officer for the Group while retaining his Executive General Manager responsibilities for the Commercial & Industrial Division. The Board is confident that it has a strong and committed management team in place that is capable of taking the Group to new levels of achievement.

That brings me to the end of my address. Thank you, I will now ask Brendan Crotty, our Managing Director to address you on aspects of the Group's operations.

For further information, please contact:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
Code: ALZ

19 April 2007

2007 ANNUAL GENERAL MEETING
MANAGING DIRECTOR'S ADDRESS

2006 Results

Although most commentators focused on the quantum of the record 2006 profit result of $243.1 million, the underlying quality of the result is worth noting. Significant increases in

> Firstly, Net Property Trust Income of $96 million which was 38 % higher than the comparable 2005 figure; and
>
> Secondly, The Commercial and Industrial Division's pre-tax profit of $40 million which was 26% above the comparable 2005 figure

offset a 22% fall in Residential pre-tax profit to $105.7 million. As noted in the annual report, 70% of 2006 divisional pre-tax profit was attributable to non-residential activities compared to 22% in 2003. While the change in accounting standards in relation to revaluation gains on investment property assisted the comparison, it is worth noting that after taking revaluation gains out of the calculation, 61% of the 2006 pre-tax profit came from non-residential activities.

Strategy

The sheer size of Australand's income producing property development pipeline, which had a value of approximately $760 million as at 31 December 2006, has generated a number of alternatives in addition to the Group's original strategy of retaining all income producing properties developed by the Group. Ongoing yield compression and the weight of capital formation has created circumstances in which –

(i) There is significantly greater demand for high quality investment property than there is supply;

(ii) Certain assets under development by Australand have attracted offers from third parties that are substantially higher than the likely respective independent valuation based prices that would apply to these assets, if transferred into Australand's Property Trust, and

Australand Holdings Limited
ABN12 008 443 696
Registered Office:
Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138

Australand Property Limited
ABN 90 105 462 137; AFSL No. 231130
as the Responsible Entity of:
Australand Property Trust (ARSN 106 680 424)
Australand ASSETS Trust (ARSN 115 3338 513)

Australand Investments Limited
ABN 12 086 673 092; AFSL No. 226837
as the Responsible Entity of:
Australand Property Trust No.4 (ARSN 108 254 413)
Australand Property Trust No.5 (ARSN 108 254 771)



(iii) It may be prudent for Australand to selectively sell certain assets from time to time, rather than attempt to retain every income producing asset that the Group develops.

Security holders should not be confused by Australand's preparedness to sell certain income producing assets to third parties or put other income producing assets into wholesale property funds for periods of approximately 5 years. These initiatives are a common sense response to the current reality that a company with a 7% plus distribution yield cannot sensibly justify the retention of assets with passing rental yields of 6.5%, at least in the short term.

The situation can be summarised as follows -

(i) Australand's security holders will benefit in the short term from higher earnings per stapled security generated by the sale rather than the on-balance sheet retention of selected investment property assets but

(ii) In the longer term, security holders will be able to enjoy the benefits of a significantly larger investment property portfolio, when these income producing assets that may be held by a series of wholesale property trusts progressively return to Australand ownership

Australand intends to gradually reduce its exposure to the residential sector, in a measured way, during the next 3 years. While some may question this strategy because of the likelihood of a cyclical upturn in residential property during the next 2 years, it makes more sense for Australand to invest additional capital into sectors that will generate not only similar levels of development profits, but also additional investment property assets.

Just as Australand has followed this course in the commercial and industrial sectors during the last 7 years, it now intends to broaden its approach by developing a series of neighbourhood scale shopping centres, not only on some of its large scale residential projects, but also on new sites acquired from third parties. It is anticipated that wholesale retail investment property trusts or joint venture entities may ultimately hold the projects that are developed via this strategy.

Port Coogee Project

I should like to make some comments about the Port Coogee project in Western Australia and related issues, which have received some recent publicity.

In March 1996, Australand entered into an agreement to acquire land as well as the development rights that the vendor had negotiated with the West Australian Planning Commission to create a major marina based residential development south of Fremantle. The agreement to acquire the land and the development rights was conditional on –



1. The granting of various approvals by the West Australian Planning Commission and Cockburn Council.

2. The progressive transfer of 56.6 hectares of land at agreed prices from the vendor and the West Australian Planning Commission.

3. The provision of major roads and servicing infrastructure including the relocation of Cockburn Road.

Approval Process

Over an 8 year period from 1997, 18 major approval milestones which addressed all of the town planning and environmental issues associated with the project were achieved.

For the whole of this 8 year period, there appeared to be bipartisan support at both State and Local Government levels, on the basis that the benefits of cleaning up a comparatively desolate and contaminated section of the coastline and its conversion into a vibrant residential community far outweighed any environmental or community concerns associated with the development. In summary, the project appeared to generate significant net public benefits.

More importantly, the extent and nature of the studies, investigations and approval processes undertaken by all of the relevant parties had ultimately brought the project to a stage that, by early 2005, further consents were potentially beyond the realms of politics.

The project's opponents even challenged the right of the Minister for Planning and the West Australian Planning Commission to grant approvals in the Western Australian Supreme Court. Following a hearing on 3 March 2005 the Court ruled, in June 2005, against the project's opponents in favour of the Minister and the other respondent parties.

It is also appropriate that I make the following additional general observations about the Port Coogee approval processes –

1. The formation of the Port Coogee Now resident action group as a vehicle for pro-development members of the public was a very successful initiative, because it gained the support of a significant "silent majority" in the local community who were in favour of the project.

2. Grill & Associates, together with Brian Burke, were engaged by Australand in late 2003 to provide community engagement advice in relation to the project. Because the then Premier of Western Australia, Dr Geoff Gallop, had banned his Ministers from speaking to Mr Burke, the firm had no value as Government lobbyists but their advice was helpful in developing a strategy for the community engagement process.



3. The Council approval process in terms of structure plans etc. was required to closely follow the rezoning and town planning approval processes initiated by the West Australian Planning Commission. Cockburn Council had supported the Port Coogee proposal virtually from its inception and the relationship between Cockburn Council officers and Australand executives was excellent and continued throughout 2003, 2004 and 2005 in a spirit of co-operative endeavour.

4. While I cannot comment on the matters raised during the recent WA Corruption & Crime Commission hearings, I can say –

   Firstly, that the final stages of the Port Coogee approval process would not have been put at risk by the election of an anti-development Council, though the process may have been slower;

   Secondly, all of the necessary changes to the Metropolitan Regional Scheme had been approved by the Minister for Planning and Infrastructure in November 2004.

   Thirdly, it was not illegal or improper for Australand to retain Grill & Associates and under the circumstances it was not illegal for the Company to make donations to the election campaign funds of some of the local government candidates that had supported Australand's endeavours in respect of the Port Coogee project. It is the obligation of the candidates to disclose donations to defray election campaign expenses and

   Fourthly, Australand has taken significant steps to maintain a high standard of business ethics and conduct for the last 17 years and there have been very few breaches of its Code of Business Ethics and Conduct, during this period. Nevertheless, the Board and senior management have further defined the Group's policies in relation to all categories of donations and the appointment of lobbyists to ensure that the Group does not find itself embroiled in such a controversial issue ever again.

Having provided you with a fairly comprehensive briefing in relation to the issues raised by the Port Coogee approval process, I now return to Australand's prospects during this year and in the medium term.

Outlook

The Group's results for the March quarter are in line with previous years and reflect a lower proportionate contribution of residential development profits than what is expected to be brought to account in the remaining nine months of this year. The profits generated by the Commercial & Industrial and Property Trust businesses were slightly above the results that they achieved during the same period last year.



The outlook for residential property development still appears to be uncertain. While the fundamentals for the residential property sector in terms of rental vacancies and demand/supply equilibria continue to improve, market sentiment has not improved and affordability continues to be an issue in Brisbane, Sydney and Perth. A recovery in the residential sector may only occur if and when interest rates start to trend downwards and affordability improves, though presently there is a slightly higher probability that interest rates may increase before they fall.

A number of commentators have pointed out that the supply of new residential property has been running at approximately 90% of underlying demand in the 3 east coast capital cities for the last 3 years, which will manifest itself in significant levels of pent-up demand, when market sentiment recovers.

However, affordability pressures and the low rate of growth in Sydney's full-time work force suggest that a recovery in any of Sydney's mainstream residential property market segments will not occur for a while.

Australand's bright spot continues to be the rising profitability of its Commercial and Industrial division. Even if market conditions hold back this year's residential profits, the ongoing growth of the Group's commercial & industrial business combined with higher investment property income will allow Australand to maintain its profitability and continue to support annual distributions at the current level of 16.5 cents per stapled security per annum.

For further information, please contact:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au



ASX Announcement
Code: ALZ

19 April 2007

ANNUAL AND GENERAL MEETINGS
OUTCOME OF RESOLUTIONS PUT TO THE MEETINGS

In accordance with section 251AA(2) of the Corporations Act and ASX Listing Rule 3.13.2, Australand advises the outcome of each resolution put to the Annual and General Meetings today is as follows:

Item 2: Adoption of Remuneration Report

Passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
627,262,454	7,248,993	1,170,364	7,292,959

Item 3: Election and Re-Election of Directors

Resolution 3.1

Election of **Wen** Khai Meng – passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
600,342,758	34,471,077	419,646	7,341,289

Resolution 3.2

Re-election of **Tham** Kui Seng – passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
634,752,722	331,433	393,022	7,497,593



Resolution 3.3

Re-election of James Glen Service – passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
634,322,823	495,072	370,595	7,741,280

Item 4: Approval of Tax Exempt Employee Security Plan

Passed on a show of hands as an ordinary resolution of Australand Holdings Limited and each of Australand Property Trust, Australand Property Trust No.4 and Australand Property No.5.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
631,290,479	3,150,271	1,102,070	4,338,073

Item 5: Approval of the Australand Performance Rights Plan

Passed on a show of hands as an ordinary resolution of Australand Holdings Limited and each of Australand Property Trust, Australand Property Trust No.4 and Australand Property No.5.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
625,160,728	9,383,854	999,453	4,318,073

Item 6: Increase Non-Executive Directors' Annual Maximum Aggregate Remuneration

Passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
628,062,779	6,208,247	829,381	4,547,567

For further information, please contact:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, SHANGHAI CAPITALAND PROPERTY MANAGEMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Shanghai CapitaLand Property Management Co., Ltd.
Principal Activity	:	Property Management
Registered Capital	:	RMB3 million

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 April 2007





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITALAND (VIETNAM) HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand (Vietnam) Holdings Pte. Ltd. ("CVH"), an indirect wholly-owned subsidiary of CapitaLand, has increased its issued and paid-up share capital from S$25,000 to S$1,000,000 (the "Share Increase") by an allotment and issue of an additional 975,000 ordinary shares to its sole shareholder, CapitaLand Residential Limited ("CRL"), a direct wholly-owned subsidiary of CapitaLand, for a consideration of S$975,000 (the "Consideration").

The Consideration was satisfied by capitalising the existing shareholder's loan of S$975,000 owing by CVH to CRL.

Following the Share Increase, CVH's issued and paid-up share capital is S$1,000,000 comprising 1,000,000 ordinary shares.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 April 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Apr-2007 19:31:42
Announcement No.	00160

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - (A) 2007 First Quarter Unaudited Financial Statement and Distribution Announcement; and (B) CRCT's First Quarter 2007 Income available for distribution exceeds forecast by 9.5%
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited ("CRCTML"), the manager of CapitaRetail China Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CRCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = 0 (2048K size limit recommended)

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RECEIVED



CAPITARETAIL CHINA TRUST

2007 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

Summary of CRCT Results

	1 Jan to 31 Mar 2007			YTD 2007 [1]
	Actual S$'000	Forecast [2] S$'000	Change %	Actual S$'000
Gross Revenue	17,065	18,231	(6.4)	23,405
Net Property Income	10,689	11,737	(8.9)	13,110
Income Available for Distribution [3]	7,165	6,540	9.5	7,465
Available Distribution Per Unit ("DPU") (cents)				
For the period	1.51	1.38	9.5	1.57
Annualised	6.11	5.58	9.5	N.M.

Footnotes:

1. *YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 31 March 2007.*
2. *The forecast is based on the forecast shown in CRCT Prospectus dated 29 November 2006 (the "Prospectus").*
3. *As disclosed in the Prospectus, the first distribution after the Listing Date will be for the period from the Listing Date to 30 June 2007 and will be paid by the manager on or before 30 September 2007.*

N.M. – not meaningful

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Prospectus, please refer to paragraph 9 of this announcement.

INTRODUCTION

CapitaRetail China Trust ("CRCT") was established as a private trust on 23 October 2006 under a trust deed entered into between CapitaRetail China Trust Management Limited (as manager of CRCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CRCT) (the "Trustee"), and listed on the Singapore Exchange Securities Trading Limited ("SGX-ST") on 8 December 2006.

CRCT is a Singapore-based real estate investment trust ("REIT") established with the investment objective of investing on a long term basis in real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

As at 31 March 2007, CRCT owns and invests in a portfolio of seven retail mall properties (the "Properties") located in five key cities of China. The Properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and 51% interest in Xinwu Mall in Wuhu.

The first financial period of CRCT was from the date of its constitution on 23 October 2006 ("Constitution Date") to 31 March 2007.

COMPARATIVE STATEMENTS

There are no comparative statements for the corresponding period of the immediately preceding financial year or as at the end of the immediately preceding financial year. As disclosed in the Prospectus, no pro forma consolidated statements of total return, consolidated statement of cash flows and consolidated balance sheet to show the pro forma historical financial performance of CRCT and its subsidiaries (the "Pro Forma Group") have been prepared as:-

1. Wangjing Mall and Xinwu Mall are newly developed and have very limited operating track records. Wangjing Mall was only recently completed while Xinwu Mall only commenced operations in December 2005. As such, the period of operations is too short for the Manager to practicably construct meaningful historical pro forma financial information;

2. Jiulong Mall and Jinyu Mall were acquired from independent third parties and indirectly held by CapitaLand Limited ("the Sponsor") for only a few months prior to the date of this Prospectus. The Sponsor indirectly acquired Anzhen Mall in July 2005 and took a master lease over Qibao Mall in May 2005. Accordingly, the historical financial information relating to these four properties are unavailable from the vendors or lessor (in the case of Qibao Mall) and the Sponsor's ownership period or possession period (in the case of Qibao Mall) of these properties is too short for the Manager to construct meaningful historical pro forma financial information;

3. Zhengzhou Mall, Jinyu Mall and Anzhen Mall were wholly-occupied by the vendors for their retail operations prior to their disposal to the Sponsor. Accordingly, even if the historical financial information relating to these properties were made available, the Manager would not be able to identify the property-related expenses of the vendors from the expenses incurred by the vendors in connection with their overall business operations. There would also not be any historical rental income for these properties as they were wholly-occupied by the vendors. Accordingly, the relevant information to prepare the historical pro forma financial information is unavailable to the Manager;

4. Anzhen Mall, Zhengzhou Mall and Jinyu Mall and the majority of the gross rentable area of Jiulong Mall have been under master lease agreements since the Sponsor acquired them from the vendors. The Sponsor has also implemented major asset enhancement initiatives at Qibao Mall (since the Sponsor took possession of the mall in May 2005) to reposition the mall as a "one-stop" retail destination. Accordingly, any attempt to construct historical pro forma financial information based on the historical financial statements of these five properties (in the unlikely event that they are made available to the Manager) may be misleading to investors and not meaningful for comparison purposes as there is an implicit assumption that the Pro Forma Group would achieve the same performance as those presented in the historical pro forma financial information; and

5. Should historical pro forma financial information be prepared based on the terms of the master lease agreements for Anzhen Mall, Zhengzhou Mall, Jinyu Mall and Jiulong Mall, such information will be in the nature of a forecast and will not reflect the historical financial results and position of the Pro Forma Group with respect to these properties. As such, the Manager believes that such historical pro forma financial information may be of little value to investors in deciding whether to acquire the Units and a forecast and projection based on, amongst other things, the terms of the master lease arrangements would be more meaningful to investors.

Accordingly, we have not presented a comparative statement for the announcement as there is no pro forma historical financial information for the corresponding period.

1(a)(i) Statement of total return (For the Group)

	Group		
	1Q 2007 S$'000	23 Oct to 31 Dec 2006 [1] S$'000	YTD 2007 [2] S$'000
Gross rental income	16,867	6,192	23,059
Other income	198	148	346
Gross revenue	**17,065**	**6,340**	**23,405**
Land rental	(1,050)	(602)	(1,652)
Property tax	(1,254)	(379)	(1,633)
Business tax	(854)	(281)	(1,135)
Property management fees	(636)	(198)	(834)
Other property operating expenses	(2,582)	(2,459)	(5,041)
Total property operating expenses	**(6,376)**	**(3,919)**	**(10,295)**
Net property income	**10,689**	**2,421**	**13,110**
Manager's management fees	(911)	(483)	(1,394)
Trustee fees	(58)	(45)	(103)
Other trust operating expenses	(327)	(488)	(815)
Interest income	647	622	1,269
Foreign exchange loss - realised	(44)	(565)	(609)
Finance costs	(1,771)	(929)	(2,700)
Net income before change in fair value of derivative financial instruments, investment properties and unrealised foreign exchange gain	8,225	533	8,758
Change in fair value of derivative financial instruments	206	(363)	(157)
Change in fair value of investment properties	-	20,836	20,836
Foreign exchange gain - unrealised	6	305	311
Net income before taxation	8,437	21,311	29,748
Taxation	(2,666)	(406)	(3,072)
Total return for the period after taxation	5,771	20,905	26,676
Minority interest	120	214	334
Total return for the period attributable to Unitholders before distribution	5,891	21,119	27,010

Footnotes :

1. *Includes Private Trust Period and Public Trust Period from Listing Date to 31 December 2006.*

2. *YTD 2007 includes Private Trust Period and Public Trust Period from Listing Date to 31 March 2007.*

   In the announcement dated 15 January 2007, CRCT announced that the Singapore Exchange Securities Trading Limited (the "SGX-ST") had on 12 January 2007, granted a waiver to CRCT from Rule 705(1) of the Listing Manual of SGX-ST, which requires the Manager to announce CRCT's financial statements in respect of the period from 23 October 2006 (being the date on which CRCT was constituted) to 31 December 2006 (the "2006 Financial Period") within 60 days of 31 December 2006.

   The Manager will instead announce the financial statements in respect of the 2006 Financial Period together with its announcement of the financial statements in respect of the period from 1 January 2007 to 31 March 2007 ("1Q 2007") within 45 days from 31 March 2007.

3. *Included as part of the other property operating expenses are the following:*

	Group		
	1Q 2007 S$'000	23 Oct to 31 Dec 2006 S$'000	YTD 2007 S$'000
Assets written off	-	(16)	(16)
Depreciation and amortisation	(86)	(51)	(137)
Debts written off	(230)	-	(230)

1(a)(ii) Distribution statement (For the Group)

	Group		
	1Q 2007 S$'000	23 Oct to 31 Dec 2006 [1] S$'000	YTD 2007 S$'000
Total return for the period attributable to Unitholders before distribution	5,891	21,119	27,010
Distribution adjustments (Note A)	1,274	(20,819)	(19,545)
Income available for distribution to Unitholders	7,165	300	7,465
Note A			
Distribution adjustments			
- Asset management fees (performance component payable in units)	*428*	*100*	*528*
- Change in fair value of derivative financial instruments	*(206)*	*363*	*157*
- Change in fair value of investment properties	-	*(20,836)*	*(20,836)*
- Deferred taxation	*1,379*	*(177)*	*1,202*
- Transfer to general reserve	*(191)*	*(28)*	*(219)*
- Unrealised foreign exchange gain	*(6)*	*(305)*	*(311)*
- Other adjustments	*(130)*	*64*	*(66)*
Net effect of distribution adjustments	***1,274***	***(20,819)***	***(19,545)***

Footnotes:

1. *It was described in the Prospectus that CRCT will declare a distribution of an amount, if any, being the aggregate of the Manager's best estimate of the distribution income for the period from the date of acquisition of each special purpose vehicle by the Sponsor to the date immediately preceding the Listing Date to each of the Strategic Investors (as defined in the Prospectus) in proportion to their respective unitholdings as at the date immediately preceding the Listing Date (the "Private Trust Distribution").*

   It was stated in the Prospectus that the strategic investors have each agreed with the Trustee and the Manager that the Private Trust Distribution will constitute full and final settlement of their respective distribution entitlements for the period from 23 October 2006 to the date immediately preceding the Listing Date. Conversely, the Trustee and the Manager have agreed with each of the strategic investors that they will not seek reimbursement from the strategic investors if the actual distributable income of CRCT in relation to the private trust distribution is subsequently determined to be a lesser amount than that estimated by the Manager. Accordingly, CRCT will benefit from the surplus if CRCT's actual distributable income in relation to the private trust distribution is more than the amount estimated by the Manager, or bear the deficit if its distributable income in relation to the private trust distribution is less than the amount estimated by the Manager. There was no Private Trust Distribution to the strategic investors.

1(b)(i) **Balance sheet**

	Group	Trust
	31 Mar 2007 S$'000	31 Mar 2007 S$'000
Non-current assets		
Investment properties [1]	685,061	-
Plant and equipment	1,575	-
Interests in subsidiaries	-	238,733
Deferred tax assets	3,237	-
Total non-current assets	**689,873**	**238,733**
Current assets		
Trade and other receivables	8,969	331,477
Cash and cash equivalents	84,338	48,608
Total current assets	**93,307**	**380,085**
Total Assets	**783,180**	**618,818**
Non-current liabilities		
Interest-bearing borrowings [2]	229,320	160,227
Deferred tax liabilities	14,445	-
Derivative financial instruments	1,722	1,722
Non-current portion of security deposits	4,992	-
Total non-current liabilities	**250,479**	**161,949**
Current liabilities		
Trade and other payables [3]	44,162	7,424
Provision for taxation	837	-
Total current liabilities	**44,999**	**7,424**
Total Liabilities	**295,478**	**169,373**
Minority Interest	**13,236**	-
Net assets attributable to Unitholders	**474,466**	**449,445**

Footnotes:

1. *Based on valuations performed by CB Richard Ellis as at 30 September 2006 for CRCT's 100% interest in Anzhen Mall, Jiulong Mall and Wangjing Mall in Beijing, Qibao Mall in Shanghai, Jinyu Mall in Huhehaote, Zhengzhou Mall in Zhengzhou and 51% interest in Xinwu Mall in Wuhu .*

2. *Interest-bearing liabilities comprise a US$105 million unsecured two-year term loan facility ("Trust Term Loan Facility") taken at the Trust level to partly finance the acquisition of the Properties and for which the balance will be utilised as working capital and a RMB350 million secured five-year term loan facility secured by a mortgage over Anzhen Mall.*

3. *Trade and other payables mainly pertain to amount in relation to acquisition of Wangjing Mall and Jiulong Mall.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group	Trust
	31 Mar 2007 S$'000	31 Mar 2007 S$'000
Unsecured borrowing		
- Amount repayable after one year	160,450	160,450
Secured borrowing		
- Amount repayable after one year	69,094	-
Less: Transaction costs in relation to the Trust Term Loan Facility	(224)	(224)
	229,320	**160,227**

Details of any collateral

As security for the borrowings, CRCT has granted in favour of the lender the following:

(i) a legal mortgage over Anzhen Mall;

(ii) not to, without the prior written consent of the lender, create or have outstanding any mortgage, pledge, lien, hypothecation, assignment or any other encumbrance whatsoever on or over the Group's interest in any of the Properties, except for the Property secured under (i) above;

(iii) in the event of a sale of any of the Properties, to repay an amount equal to the proportion of the market value of the property sold to the total market value of the Properties as determined by the lender based on the latest annual valuation reports of the Properties; and

(iv) not to provide any guarantee for any other entities except for secured borrowings for new Properties acquired with existing mortgages.

1(c) Consolidated Cash flow statements

	Group	
	1 Jan to 31 Mar 2007 S$'000	YTD 2007 [1] S$'000
Operating activities		
Net income after taxation	5,771	26,676
Adjustments for:		
Interest income	(647)	(1,269)
Finance costs	1,771	2,700
Depreciation and amortisation	86	137
Taxation	2,666	3,072
Change in fair value of derivative financial instruments	(206)	157
Change in fair value of investment properties	-	(20,836)
Operating income before working capital changes	9,441	10,637
Changes in working capital:		
Trade and other receivables	(4,957)	(7,755)
Trade and other payables	7,651	4,146
Cash generated from operating activities	12,135	7,028
Income tax paid	(50)	(50)
Cash flows from operating activities	12,085	6,978
Investing activities		
Interest received	619	1,253
Net cash outflow on purchase of investment properties	(27,114)	(118,061)
Net cash outflow on acquisition of subsidiary companies	-	(415,887)
Capital expenditure on investment properties	(3,291)	(3,291)
Purchase of plant and equipment	(44)	(535)
Cash flows from investing activities	(29,830)	(536,521)
Financing activities		
Proceeds from issuance of new units	-	466,594
Payment of issue and financing expenses	(2,993)	(11,228)
Proceeds from interest-bearing liabilities	-	160,450
Interest paid	(1,935)	(1,935)
Cash flows from financing activities	(4,928)	613,881
(Decrease) / Increase in cash and cash equivalent	(22,673)	84,338
Cash and cash equivalent at beginning of period	107,086	-
Effect on exchange rate changes on cash balances	(75)	-
Cash and cash equivalent at end of period	84,338	84,338

Footnote:

1. *Include Private Trust Period and Public Trust Period from Listing Date to 31 March 2007.*

1(d)(i) Statement of changes in Unitholders' funds

	Group		Trust	
	1Q 2007 S$'000	YTD 2007 S$'000	1Q 2007 S$'000	YTD 2007 S$'000
Balance as at beginning of period	468,681	-	448,604	-
Operations				
Net income	5,891	27,010	423	(5,075)
Net increase in net assets resulting from operations	5,891	27,010	423	(5,075)
Movement in hedging reserve	(28)	(10)	(10)	(10)
Movement in foreign currency translation reserve	(506)	(7,064)	-	-
Unitholders' transactions				
Creation of units				
- Issue of new units [1]	-	466,594	-	466,594
Units to be issued as satisfaction of the portion of asset management fees payable in units	428	528	428	528
Issue expenses [2]	-	(12,592)	-	(12,592)
Net increase in net assets resulting from unitholders' transactions	428	454,530	428	454,530
Balance as at end of period	474,466	474,466	449,445	449,445

Footnotes:
1. *475.6 million new units were issued to strategic investors.*
2. *Relating to expenses incurred for the Initial Public Offering exercise on 8 December 2006.*

1(d)(ii) **Details of any change in the issued and issuable units**

	Trust	
	1Q 2007 Units	**YTD 2007 [1] Units**
Balance as at beginning of period	**475,630,513**	**-**
New units issued :		
- Issue of new units	-	475,630,513
Issued units as at end of period	**475,630,513**	**475,630,513**
New units to be issued :		
- As payment of asset management fees [1]	175,720	175,720
Total issued and issuable units as at end of period	**475,806,233**	**475,806,233**

Footnotes:

1. *These were the performance component of the asset management fees for 1Q 2007 (which will be issued in 2H 2007).*

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and method of computation applied in the financial statement for the current financial period are consistent with those described in the Prospectus.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 **Earnings per unit ("EPU") and available distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at the end of each period is used.

	Group		
	1Q 2007	23 Oct to 31 Dec 2006 [1]	YTD 2007
Weighted average number of units in issue	475,630,513	475,630,513	475,630,513
Earnings per unit ("EPU") [2]			
Based on weighted average number of units in issue	1.24¢	4.44¢	5.68¢
Based on fully diluted basis	1.24¢	4.44¢	5.68¢
Number of units in issue at end of period	475,630,513	475,630,513	475,630,513
Available distribution per unit ("DPU")			
Based on the number of units in issue at end of period	1.51¢	0.06¢	1.57¢

Footnote:
1. *Include Private Trust Period and Public Trust Period from Listing Date to 31 December 2006.*
2. *EPU is calculated based on net income after tax.*

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Group	Trust
	31 Mar 07	31 Mar 07
NAV per unit	$1.00	$0.94
Adjusted NAV per unit (excluding the distributable income)	$0.98	$0.93

8 **Review of the performance**

Please refer to para 9 for a review of actual performance against the forecast as shown in the Prospectus.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

This para relates to the review of the Group results.

9(i) Income statement (Actual vs Forecast)

	Actual 1Q 2007 S$'000	Forecast [1] 1Q 2007 S$'000	% Change
Gross rental income	16,867	18,135	(7.0)
Other income	198	96	N.M.
Gross revenue	**17,065**	**18,231**	**(6.4)**
Land rental	(1,050)	(1,082)	3.0
Property tax	(1,254)	(1,445)	13.2
Business tax	(854)	(924)	7.6
Property management fee	(636)	(675)	5.8
Other property operating expenses	(2,582)	(2,368)	(9.0)
Total property operating expenses	**(6,376)**	**(6,494)**	**1.8**
Net property income	**10,689**	**11,737**	**(8.9)**
Manager's management fees	(911)	(909)	(0.2)
Trustee fees	(58)	(53)	(9.4)
Other trust operating expenses	(327)	(383)	14.6
Interest income	647	-	N.M.
Foreign exchange loss - realised	(44)	-	N.M.
Finance costs	(1,771)	(2,667)	33.6
Net income before change in fair value of derivative financial instruments and unrealised foreign exchange gain	**8,225**	**7,725**	**6.5**
Change in fair value of derivative financial instruments	206	-	N.M.
Foreign exchange gain - unrealised	6	-	N.M.
Net income before taxation	**8,437**	**7,725**	**9.2**
Taxation	(2,666)	(1,514)	(76.1)
Total return for the period after taxation	**5,771**	**6,211**	**(7.1)**
Minority interest	120	(61)	N.M.
Total return for the period attributable to Unitholders before distribution	**5,891**	**6,150**	**(4.2)**

Footnotes:
1. *The forecast is based on the forecast shown in the Prospectus.*

N.M. – not meaningful

9(ii) **Distribution statement (Actual vs Forecast)**

	Actual 1Q 2007 S$'000	Forecast 1Q 2007 S$'000	% Change
Total return for the period attributable to Unitholders before distribution	5,891	6,150	(4.2)
Distribution adjustments	1,274	390	N.M.
Income available for distribution to Unitholders	7,165	6,540	9.5
Available distribution per unit (in cents)			
For the period	1.51	1.38	9.5
Annualised	6.11	5.58	9.5

9(iii) **Breakdown of gross revenue**

	Actual 1Q 2007 RMB$'000	Forecast 1Q 2007 RMB$'000	% Change	Actual 1Q 2007 S$'000	Forecast 1Q 2007 S$'000	% Change
Wangjing Mall	26,551	27,909	(4.9)	5,238	5,571	(6.0)
Jiulong Mall	10,227	10,187	0.4	2,017	2,034	(0.8)
Anzhen Mall	18,938	18,938	-	3,735	3,780	(1.2)
Qibao Mall	9,073	12,010	(24.5)	1,790	2,397	(25.3)
Zhengzhou Mall	11,875	11,875	-	2,342	2,371	(1.2)
Jinyu Mall	6,750	6,750	-	1,331	1,348	(1.3)
Xinwu Mall	3,100	3,654	(15.2)	612	730	(16.2)
Gross revenue	86,514	91,323	(5.3)	17,065	18,231	(6.4)

9(iv) **Breakdown of net property income**

	Actual 1Q 2007 RMB$'000	Forecast 1Q 2007 RMB$'000	% Change	Actual 1Q 2007 S$'000	Forecast 1Q 2007 S$'000	% Change
Wangjing Mall	17,464	18,512	(5.7)	3,445	3,696	(6.8)
Jiulong Mall	8,494	8,416	0.9	1,675	1,680	(0.3)
Anzhen Mall	15,733	15,648	0.5	3,103	3,123	(0.6)
Qibao Mall	(2,439)	835	N.M.	(481)	166	N.M.
Zhengzhou Mall	9,837	9,282	6.0	1,940	1,853	4.7
Jinyu Mall	5,623	5,416	3.8	1,109	1,082	2.5
Xinwu Mall	(520)	683	N.M.	(102)	137	N.M.
Net property income	54,192	58,792	(7.8)	10,689	11,737	(8.9)

N.M. – not meaningful

9(v) **Review of the performance**

Gross revenue for 1Q 2007 was $17.1 million, which is $1.2 million or 6.4% lower compared with the forecast for the same period. Anzhen, Jiulong, Zhengzhou and Jinyu Malls met forecast for gross revenue in RMB terms. However, as the RMB has weakened against S$ in 1Q 2007, gross revenue from these four malls were lower than forecast in S$ terms. Gross revenue for Wangjing and Qibao Malls was lower than forecast mainly due to certain tenants taking longer time than expected in obtaining approvals from the relevant local authorities. At Xinwu Mall, certain leases were pre-terminated. Such tenants' turnover and changes to tenancy mix are part and parcel of the active asset management process.

Property operating expenses for the period was $6.4 million, which is $0.1 million or 1.8% lower compared with the forecast for the same period. The main reasons were lower property tax assessed for Zhengzhou and Jinyu Malls, utilities savings at Wangjing Mall, and partially offset by debts written off at Xinwu Mall for some of the pre-terminated leases.

As a result, net property income in 1Q 2007 was S$1.05 million or 8.9% lower compared with the forecast for the same period. However, income available for distribution for 1Q 2007 exceeded forecast by 9.5%, mainly due to net interest savings.

An interest income of $0.6 million was earned from surplus fund at the trust level.

Finance cost for the period was $1.8 million, which is $0.9 million or 33.6% lower compared with the forecast for the same period. This was mainly due to interest savings arising from a two-year non-deliverable cross-currency interest rate swap that CRCT has entered into in respect of its US$105.0 million unsecured two-year term loan facility.

Taxation for the period was $2.7 million, which is $1.2 million or 76.1% higher compared with the forecast for the same period. This was mainly due to deferred tax liabilities of $1.4 million which has no impact on the distribution of the trust. If this deferred tax liabilities was excluded, the taxation for the period would have been $1.3 million, which is lower than the forecast by 15%.

Overall, income available for distribution to Unitholders was $7.2 million, which is $0.6 millon or 9.5% higher compared with the forecast for the same period.

10 **Commentary on the competitive conditions of the industry in which the Trust and its Investees operates and any known factors or events that may affect the Trust and its Investees in the next reporting period and the next 12 months**

Chinese retail market continues to develop rapidly according to Xinhua New Agency on 13 February 2007. New chain store networks and shopping malls are emerging outside the top three cities of Beijing, Guangzhou and Shanghai as retailers extend their reach to other first-tier cities, as well as other second and third-tier cities.

According to the China General Chamber of Commerce, China's retail sales are projected to climb 14.5% year on year to RMB8.7 trillion in 2007. Retail sales are expected to pick up speed with disposable income continuing to rise.

Outlook for 2007

The initial delay in the rental commencement of certain tenants will have impact on full year gross revenue and net property income. Nevertheless, the Manager is confident of delivering the projected distribution of 6.13 cents as stated in the Prospectus.

11 **Distributions**

11(a) Current financial period

Any distributions declared for the current financial period? No.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? No.

11(c) Date payable : N/a

11(d) Book closure date : N/a

12 **If no distribution has been declared/recommended, a statement to that effect**

No interim distribution has been declared or recommended in the current financial period.

13 **Segmental Results**

Segment information has not been presented as all the Group's investment properties are used primarily for retail purposes and are located in China.

14 **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Please refer to para 9 for the review.

15 **A breakdown of sales as follows**:-

		Group	
		1Q 2007 S$'000	YTD 2007 S$'000
15(a)	Gross revenue	17,065	23,405
15(b)	Net income after tax	5,891	27,010

16 **A breakdown of the total annual distribution for the current full year and its previous full year** :-

N/a.

17 **Confirmation Pursuant to Rule 705(4) of the Listing Manual**

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheet and the result of business, statement of total return & distribution statement, consolidated cash flows statements, statement of changes in unitholders' funds, together with their accompanying notes) as at 31 March 2007, to be false or misleading in any material respect.

On behalf of the Board

Mr Kee Teck Koon
Director

Mr Lim Beng Chee
Chief Executive Officer / Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini

Company Secretary

19 April 2007


CapitaRetail
China Trust

News Release

19 April 2007

For Immediate Release

CRCT's First Quarter 2007 Income Available for Distribution Exceeds Forecast[1] by 9.5%[2]

Pro-active asset management drives occupancy rates and shopper traffic across the portfolio

Singapore, 19 April 2007 – CapitaRetail China Trust Management Limited ("CRCTML"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce a S$7.17 million income available for distribution to unitholders of CRCT ("Unitholders") for the period from 1 January 2007 to 31 March 2007 ("First Quarter 2007"). This is S$0.63 million or 9.5% higher than the forecast[1] income available for distribution of S$6.54 million for First Quarter 2007.

Available Distribution Per Unit in CRCT ("DPU") for First Quarter 2007 is 1.51 cents (6.11 cents on an annualised basis), which is 9.5% higher than the forecast[1] available DPU for First Quarter 2007 of 1.38 cents (5.58 cents on an annualised basis)[3].

CRCT's gross revenue of S$17.1 million for First Quarter 2007 was S$1.2 million or 6.4% lower than the forecast[1] gross revenue for the same period. Net property income was S$1.05 million or 8.9% lower than the forecast[1]. However, income available for distribution for First Quarter 2007 exceeded forecast[1] by 9.5%, mainly due to net interest savings.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

[1] Based on the forecast shown in CRCT Prospectus dated 29 November 2006 ("the Prospectus")
[2] Actual annualised Distribution per Unit for the period from 1 January 2007 to 31 March 2007 versus the forecast annualized Distribution per Unit for the same period
[3] As disclosed in the Prospectus, the first distribution after the Listing Date will be for the period from the Listing Date to 30 June 2007 and will be paid by CRCTML on or before 30 September 2007

The lower than forecast[1] gross revenue and net property income are mainly attributable to tenants at Wangjing Mall and Qibao Mall taking longer than expected time to obtain approvals from relevant local authorities, as well as some pre-termination of leases at Xinwu Mall. Tenants' turnover and changes to tenancy mix are part and parcel of the active asset management process. Despite these slight disruptions, the portfolio occupancy rate registered an increase of 3.2% from 89.9% (as at 31 August 2006) to 93.1% (as at 15 April 2007), with all malls in the portfolio showing an improvement over the same period[4]. Separately, rental from new leases at Wangjing Mall, Qibao Mall and Xinwu Mall outperformed forecast rental rates by 11.8%[5].

Summary of CRCT Results
(1 January 2007 to 31 March 2007)

	Actual	Forecast[1]	Variance	
			Amount	%
Gross Revenue (S$'000)	17,065	18,231	(1,166)	(6.4)
Net Property Income (S$'000)	10,689	11,737	(1,048)	(8.9)
Income Available for Distribution[3]	7,165	6,540	625	9.5
Available Distribution Per Unit				
For the period	1.51¢	1.38¢	0.13¢	9.5
Annualised	**6.11¢**	**5.58¢**	**0.53¢**	**9.5**
Distribution Yield				
- S$3.12 per unit (closing as at 30 March 2007)	1.96%	1.79%	0.17%	9.5
- S$3.04 per unit (closing as at 18 April 2007)	2.01%	1.84%	0.17%	9.5

Mr Hsuan Owyang, Chairman of CRCTML, said, "Since listing in December 2006, CRCT's unit price has appreciated by a remarkable 176.1%[6] from its initial offering price of S$1.13 per Unit. This compares favourably with other broader indices like the Straits Times Index and the Singapore Property Equities Index, which have risen 11.4% and 29.3% respectively. The strong share price performance is attributable to investors' confidence in our long-term strategy which is well-supported by our proprietary pipeline of assets and proven on-ground delivery capabilities. We are confident of delivering the 2007 forecast[1] distribution of 6.13 cents per unit, barring any unforeseen circumstances."

[4] Excluding the malls which are 100% master-leased, and Jiulong Mall which have only six retail tenants
[5] Based on the period from the Listing Date to 31 March 2007, and CRCT's 51% ownership interest in Xinwu Mall
[6] Based on CRCT closing unit price of S$3.12 on 30 March 2007

Mr Lim Beng Chee, CEO of CRCTML, said, "CRCT has outperformed its First Quarter 2007 forecast income available for distribution as a result of our pro-active asset and cost management strategy, which has helped to cushion the delays in revenue streams from some tenants in our newly opened malls. By actively adapting and leveraging on our integrated retail business platform, we have been successful in breaking new grounds through introducing new retail concepts to the local population, which include the opening of the first air-conditioned food court comprising the best local food at Xinwu Mall, and in driving shopper traffic growth by as much as 84%[7] at some of our malls. Going forward, we will continue to drive occupancy rates and performance at our malls, identify and create new value through innovative asset enhancement initiatives and actively pursue yield-accretive acquisitions to grow our asset size to S$3 billion by 2009."

Update on Xinwu Mall

A food court and KTV located on Level 4 of Xinwu Mall commenced business in First Quarter 2007, ahead of their scheduled opening in July 2007. The food court, operated by the mall's management team, is one of the first air-conditioned food courts in Wuhu and houses the best local fares under one roof in a comfortable setting. Next to the food court, Tango KTV, a popular local KTV chain which has 88 KTV rooms equipped with the latest song selection and audio visual equipments, has also been a huge draw with the residents in Wuhu.

The opening of the food court and KTV has not only increased Xinwu Mall's average daily traffic count by 52%, but also further reinforced the mall's positioning as a one-stop shopping, dining and entertainment destination in Wuhu.

Update on Qibao Mall

Qibao Mall's shopper traffic grew 84% between August 2006 and March 2007 and occupancy rate increased 12% between 31 August 2006 and 15 April 2007. These are largely attributable to the successful implementation of phase one asset enhancement works.

The second and final phase of the planned asset enhancement initiative is now in progress. A huge canopy will be constructed at the open plaza in front of the mall to create a sheltered area which can hold or be leased out for events and activities. The existing bus-bay and drop-off point will also be relocated and integrated with the sheltered plaza to provide added convenience to shoppers. Other minor asset enhancement works at Qibao Mall include the

[7] Traffic count at Qibao Mall improved by 83.9% between August 2006 and March 2007

installation of a car park barrier and a car park charges collection system, the addition of more light boxes and advertising panels on the façade and within the mall to drive non-rental income, and some minor structural, mechanical and engineering works to support the increase in food and beverage tenants at the mall. All works are expected to be completed by May 2007.

The final phase of this asset enhancement initiative is expected to yield an annual incremental revenue and net property income of approximately RMB 5.5 million (S$1.14 million)[8] and RMB 5.0 million (S$1.04 million)[8] respectively. Based on an estimated capital expenditure of RMB 50.0 million (S$10.4 million)[8], the ungeared return on investment is expected to be 10.0%.

<u>About CapitaRetail China Trust (www.capitaretailchina.com)</u>

Listed on the Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

The current portfolio of seven retail mall properties, valued at approximately S$690 million, is located in key cities of China. The properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and Xinwu Mall in Wuhu. The properties are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaRetail China Trust ("CRCT") is not indicative of the future performance of CRCT. Similarly, the past performance of the CapitaRetail China Trust Management Limited (the "Manager") is not indicative of the future performance of the Manager.

---

[8] S$1 = RMB 4.80

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaRetail China Trust Management Limited

(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Shirlene SIM
DID: (65) 6826 5543
HP: (65) 9798 7225
Email: shirlene.sim@capitaland.com.sg
Website: www.capitaretailchina.com

Media Contact
Ms TONG Ka-Pin
DID: (65) 6826 5856
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com.sg


CapitaRetail
China Trust

CAPITARETAIL CHINA TRUST (CRCT)
Financial Results For First Quarter 2007



19 April 2007

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CRCT IPO Prospectus dated 29 November 2006. This shall be read in conjunction with paragraph 9 of CRCT 2007 First Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.


CapitaRe
China T

Contents



CapitaRet
China Tr

Financial Highlights




CapitaRetail
China Trust

Summary of Results : 1Q 2007 (1 Jan – 31 Mar 2007)

1Q 2007: Income available for distribution exceeds forecast[1] by 9.5%

	1 Jan – 31 Mar 07		Variance		YTD 2007[2]
	Actual	Forecast[1]	Amount	%	Actual
Gross Revenue (S$'000)	17,065	18,231	(1,166)	(6.4)	23,405
Net Property Income (S$'000)	10,689	11,737	(1,048)	(8.9)	13,110
Income Available for Distribution[3]	7,165	6,540	625	9.5	7,465
Available Distribution Per Unit					
For the period	1.51¢	1.38¢	0.13¢	9.5	1.57¢
Annualised	6.11¢	5.58¢	0.53¢	9.5	N.M.[4]
Distribution Yield					
- S$3.12 per unit (closing as at 30 March 2007)	1.96%	1.79%	0.17%	9.5	N.M.[4]
- S$3.04 per unit (closing as at 18 April 2007)	2.01%	1.84%	0.17%	9.5	N.M.[4]

1. The forecast is based on the forecast shown in CRCT Prospectus (the "Prospectus") dated 29 November 2006.
2. YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 31 March 2007.
3. As disclosed in the Prospectus, the first distribution after the Listing Date will be for the period from the Listing Date to 30 June 2007 and will be paid by the manager on or before 30 September 2007.
4. N.M.- not meaningful


CapitaRet
China Tr

CRCT Performance Since IPO (8 Dec 2006) to 30 Mar 2007

- 176.1% Growth in Unit Price, Total Return & Market Cap
- Outperformed STI & Property Stocks

% change in unit price/index value
195
145
95
45
-5
IPO to 30 Mar 07
CRCT + 176.1%
STI + 11.4%
SESPROP + 29.3%
CRCT
STI
SESPROP
IPO
13-Dec
19-Dec
26-Dec
3-Jan
9-Jan
15-Jan
19-Jan
25-Jan
31-Jan
6-Feb
12-Feb
16-Feb
26-Feb
2-Mar
8-Mar
14-Mar
20-Mar
26-Mar
30-Mar

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CRCTML



Financial Results




CapitaRetail
China Trust

Distribution Statement : 1Q 2007 (1 Jan – 31 Mar 07)

	Actual S$'000	Forecast[1] S$'000	Variance (%)	YTD 2007[2] S$'000
Gross Revenue	17,065	18,231	(6.4)	23,405
Less property operating expenses	(6,376)	(6,494)	1.8	(10,295)
Net property income	10,689	11,737	(8.9)	13,110
Non-operating income/(expense)	(44)	-	N.M.[4]	(609)
Other trust expenses	(1,296)	(1,345)	3.6	(2,312)
Net Interest expenses	(1,124)	(2,667)	57.9	(1,431)
Net income before change in fair value of fin. derivative & inv. ptys & unrealised Forex gain	8,225	7,725	6.5	8,758
Change in fair value of fin. derivative & inv. ptys	206	-	N.M.[4]	20,679
Foreign exchange gain - unrealised	6	-	N.M.[4]	311
Net income before taxation	8,437	7,725	9.2	29,748
Taxation	(2,666)	(1,514)	76.1	(3,072)
Minority Interest	120	(61)	N.M.[4]	334
Distribution Adjustment	1,274	390	N.M.[4]	(19,545)
Income available for distribution[3]	7,165	6,540	9.5	7,465
Available Distribution Per Unit (for the period)	1.51¢	1.38¢	9.5	1.57¢
Annualised Distribution Per Unit	6.11¢	5.58¢	9.5	N.M[4]

1. The forecast is based on the forecast shown in CRCT Prospectus (the "Prospectus") dated 29 November 2006.
2. YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 31 March 2007.
3. As disclosed in the Prospectus, the first distribution after the Listing Date will be for the period from the Listing Date to 30 June 2007 and will be paid by the manager on or before 30 September 2007.
4. N.M.- not meaningful

CapitaRe
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Income Available for Distribution: 1Q 2007

Income available for distribution exceeded forecast[1] by 9.5%

	1Q 2007		Fav / (Unfav)
	Actual	Forecast[1]	S$'000
Net Property Income	10,689	11,737	(1,048)
Income Available for Distribution	7,165	6,540	625

Income available for distribution is favourable at $625,000 mainly due to:-

	S$'000
Net interest saving	**1,543**
Lower taxation	**226**

1. The forecast is based on the forecast shown in CRCT Prospectus dated 29 November 2006.


CapitaRet
China Tr

Property Gross Revenue : 1Q 2007

6.4%
CRCT Portfolio
17,065
18,231
Wangjing Mall
5,238
5,571
Jiulong Mall
2,017
2,034
Anzhen Mall
3,735
3,780
Qibao Mall
1,790
2,397
Zhengzhou Mall
2,342
2,371
Jinyu Mall
1,331
1,348
Xinwu Mall
612
730
Actual revenue met forecast but RMB had weakened against S$ in 1Q 2007
Mainly because approvals from relevant local authorities had taken longer than expected. This had delayed the commencement of renovation works and operations of some tenants
Pre-termination of a few leases
0
3000
6000
9000
12000
15000
18000
S$'000
Actual
Forecast
CapitaRe
ChinaT

Property Operating Expenses: 1Q 2007



CRCT Portfolio
6,376
6,494
1.8%
Wangjing Mall
1,793
1,875
Mainly due to utilities savings
Jiulong Mall
342
354
Anzhen Mall
632
657
Qibao Mall
2,271
2,231
Mainly due to higher than expected utilities expenditure
Zhengzhou Mall
402
518
Jinyu Mall
222
266
Mainly due to property tax savings
Xinwu Mall
714
593
Mainly due to debts written off for a few of the pre-terminated leases
0
1000
2000
3000
4000
5000
6000
7000
S$'000
Actual
Forecast
CapitaRet
China Tr

Net Property Income : 1Q 2007



CRCT Portfolio
10,689
11,737
8.9%
Wangjing Mall
3,445
3,696
Jiulong Mall
1,675
1,680
Anzhen Mall
3,103
3,123
Qibao Mall
-481
166
Zhengzhou Mall
1,940
1,853
Jinyu Mall
1,109
1,082
Xinwu Mall
-102
137
-500
1500
3500
5500
7500
9500
11500
S$'000
Actual
Forecast
CapitaRe
China T

Debt Capital Information (as at 31 March 2007)

Debt Maturity Profile

S$ million
250
200
150
100
50
0
229.3
Variable
Rate
30.1%
Fixed
Rate
69.9%
160.2
69.1
Total Borrowings
Yr 2008
Yr 2011
Trust - Unsecured (Fixed Rate)
Anzhen - Secured (Variable Rate)

Key Statistics of CRCT

Gearing Ratio	29.6%
Interest Cover	5.7 times
Average Cost of Debt	3.1%

Net Interest Savings for 1Q 2007

	S$'000
Actual interest expense	1,771
Forecast interest expense	2,667
Interest expense savings[1]	896
Add:	
Unbudgeted interest income[2]	647
Net interest savings	1,543

1. This was due to interest savings arising from the two-year non-deliverable cross-currency interest rate swap that CRCT has entered into in respect of its US$105.0 million unsecured two-year term loan facility.
2. An interest income of $0.6million was earned from surplus fund at trust level.



CapitaRet
China Tr

Balance Sheet

As at 31 Mar 2007	S$'000
Non Current Assets	689,873
Current Assets	93,307
Total Assets	783,180
Current Liabilities	44,999
Non Current Liabilities	250,479
Less Total Liabilities	295,478
Minority interest	13,236
Net assets attributable to Unitholders	474,466
Units In Issue ('000 units)[1]	475,806

1. Include units which will be issued to the Manager as payment for the performance component of the asset management fees for 1Q 2007 (which will be issued in 2H 2007).

Net Asset Value per unit (as at 31 Mar 2007)	S$1.00
Adjusted Net Asset Value per unit (net of distribution)	S$0.98


CapitaRe
China T.

Portfolio Update




CapitaRetail
China Trust

Occupancy Rates

Improved Occupancy Rates

	As at 31 August 06[1][2]	As at 15 April 07[1]
Wangjing Mall	89.9%	90.3%
Jiulong Mall	100.0%	100%
Anzhen Mall	100.0%	100%
Qibao Mall	65.8%	78.0%
Zhengzhou Mall	100.0%	100%
Jinyu Mall	100.0%	100%
Xinwu Mall	66.7%	81.5%
CRCT Portfolio[3]	89.9%	93.1%

1. Based on committed leases.
2. As shown in CRCT prospectus dated 29 November 2006.
3. Based on CRCT's 51% ownership interest of Xinwu Mall.


CapitaRe
China T

Summary of New Leases

As at 31 Mar 2007

Rental improvements through proactive asset planning & leasing strategy

Property[1]	No. of New Leases[2]	Gross Rentable Area ("GRA") (sq m)	Increase in Current Rental Rates vs Forecast Rental Rates (%)
Wangjing Mall	3	446	30.9
Qibao Mall	11	1,319	2.9
Xinwu Mall[3]	6	87[4]	24.6
CRCT Portfolio	20	1,852[4]	11.8[4]

1. Anzhen Mall, Zhengzhou Mall and Jinyu Mall are under long-term master lease arrangements, while there were no new leases for Jiulong Mall
2. Based on the period from the date of listing on 8 December 2006 to 31 March 2007.
3. Excluding 14 new leases in Xinwu Mall and its food court which have their rents as a percentage of turnover
4. Based on CRCT's 51% ownership interest in Xinwu Mall.


CapitaRet
China Tr

Portfolio Lease Expiry Profile (By Year)

As at 31 Mar 2007	No. of Leases	Gross Rental Income[1] RMB'000	Gross Rental Income[1] % of total[2]
2007	32	587	2.0%
2008	100	1,984	6.7%
2009	110	5,013	17.0%
2010	22	3,237	11.0%
Beyond 2010	33	18,625	63.3%

Weighted average lease term to expiry by Gross Rent & Gross Rentable Area

CRCT Portfolio	As at 31 Mar 2007
By Gross Rent[1]	11.4 years
By Gross Rentable Area ("GRA")[1]	13.9 years

1. Based on CRCT's 51% ownership interest of Xinwu Mall.
2. Percentage of total gross rental income based on committed leases as at 31 March 2007


CapitaRe
China T

Portfolio Lease Expiry Profile for 2007 (By Property)

As at 31 Mar 2007	No. of Leases	Gross Rental Income[1]	
		RMB'000	% of total[2]
Wangjing Mall	15	199	2.2%
Jiulong Mall	2	175	5.1%
Anzhen Mall	0	0	0%
Qibao Mall	5	171	4.2%
Zhengzhou Mall	0	0	0%
Jinyu Mall	0	0	0%
Xinwu Mall	10	42	7.6%

1. Based on CRCT's 51% ownership interest of Xinwu Mall.
2. As percentage of total gross rental income for the month of March 2007.


CapitaRet
China Tr



Shoppers' Traffic Count

Traffic count[1] has improved since the malls were opened

	Average Daily Traffic Count in Aug 06	Average Daily Traffic Count in Mar 07	% increase Mar 07 vs Aug 06
Wangjing Mall (opened in mid-Jul 06)	17,823	20,026	12.4% ↑
Qibao Mall (1st phase of AEI completed in Aug 06)	11,259	20,703	83.9% ↑

	Average Daily Traffic Count in Mar 06	Average Daily Traffic Count in Mar 07	% increase Year-on-Year
Xinwu Mall (opened in end Dec 05)	17,365	30,793	77.3% ↑

1. Traffic count data is not available for Anzhen Mall, Jiulong Mall, Zhengzhou Mall and Jinyu Mall


CapitaRe
China T.

Xinwu Mall




CapitaRetail
China Trust

Update on Xinwu Mall

Level 4 Food court and KTV opened in 1Q2007, ahead of their scheduled opening in July 2007. Traffic count at the mall has increased by 52%[1] since their opening

Xinwu Mall Food Court


2007/03/24 19:06

- One of the first air-conditioned food courts in Wuhu
- Houses the best local fares under one roof in a comfortable setting

Entrance of Tango KTV


2007/04/14 21:07

- Opened by a popular KTV Chain, Tango KTV
- 88 KTV rooms equipped with the latest song selection and audio visual equipments

1. Average daily traffic count after their opening versus average daily traffic count before their opening

Qibao Mall




CapitaRetail
China Trust

Qibao Mall

Current Asset Enhancement Works

- Upgrade the open plaza at the front of the mall
  - Create a sheltered event area; integrate bus-bay and passenger drop-off point
- Install car park barrier and car park charges collection system
- Additional lightboxes and advertising panels to drive non-rental income
- Minor structural & M&E works to support more F&B tenants



Artist's impression of the improved open plaza



Qibao Mall
Return on Investment from the Current AEI

Capital Expenditure	Completion Date
RMB 50.0 mil	May 2007

	AEI Budget[1]
Stabilised revenue (FY2008) in Prospectus	RMB 70.5 mil
Stabilised revenue after the current AEI[3]	RMB 76.0 mil
Net increase in overall rent	RMB 5.5 mil
Increase in Net Property Income	RMB 5.0 mil
Capital Expenditure	RMB 50.0 mil
Return on Investment (ROI)	10.0%

1. Based on the manager's estimates
2. Increase in revenue from additional advertising & promotion revenue, kiosk and car parking charges


CapitaRet
China Tr

CapitaRetail

China Trust

For enquiries contact:
Ms Shirlene Sim
Investor Relations Manager
CapitaRetail China Trust Management Limited
DID: +65 68265543
Email: shirlene.sim@capitaland.com.sg
Website: www.capitaretailchina.com



Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Apr-2007 13:02:40
Announcement No.	00045

>> Announcement Details

The details of the announcement start here ...

Announcement Title * — Acquisition of CapitaRetail Singapore's Portfolio

Description — CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement and a news release on the above matter, as attached for information.

Attachments:

- CMT.NewsRelease.20Apr07.pdf
- CMT.Annc.Acquisition.CRS.Class.E.Bonds.20Apr07.pdf

Total size = **125K**
(2048K size limit recommended)

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(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

ACQUISITION OF CAPITARETAIL SINGAPORE'S PORTFOLIO

1. INTRODUCTION

1.1 Acquisition of CapitaRetail Singapore's Portfolio

The board of directors of CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT (the "**Trustee**"), has entered into agreements to acquire (the "**Acquisition**") the balance 72.8% of the total Class E Bonds (as defined herein) in CapitaRetail Singapore Limited ("**CRS**"), a private property fund sponsored by CapitaLand Limited ("**CapitaLand**").

Together with the 27.2%[1] interest in the Class E Bonds which CMT currently holds, CMT will become the sole owner of the Class E Bonds and will effectively own 100.0% of the beneficial interest in the asset portfolio of CRS, which comprises three shopping centres in Singapore (the "**Properties**"), namely, Lot One Shoppers' Mall ("**Lot One**"), 90 out of 91 strata lots in Bukit Panjang Plaza, and Rivervale Mall.

The estimated total purchase consideration of S$290.3 million ("**Initial Purchase Consideration**") for the Acquisition is based on an aggregate value of S$710.0 million for the Properties ("**Aggregate Property Value**").

1.2 Agreements to Purchase Securities Issued by CapitaRetail Singapore

The Trustee has today entered into seven sale and purchase agreements (the "**Agreements**", and each, an "**Agreement**") for the Acquisition of Secured Fixed Rate Class E Bonds due 2009 issued by CRS, and redeemable preference shares of $0.10 each issued by CRS in connection with the Secured Fixed Rate Class E Bonds (the "**Preference Shares**", and together with the Secured Fixed Rate Class E Bonds, the "**Class E Bonds**"), representing 72.8% of the total Class E Bonds in issue. The following table sets out the respective vendors and the principal amount of the Secured Fixed Rate Class E Bonds and the number of Preference Shares to be acquired pursuant to each Agreement:

Vendor	Principal Amount of Secured Fixed Rate Class E Bonds (S$ million)	Number of Preference Shares
REIM Singapore Investments CV Properties Limited ("REIM")	40.0	160
Lianhe Investments Pte. Ltd.	35.0	140
The Great Eastern Life Assurance Company Limited	30.0	120

[1] CMT acquired the 27.2% interest in the Class E Bonds in 2003.

Vendor	Principal Amount of Secured Fixed Rate Class E Bonds (S$ million)	Number of Preference Shares
Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen	30.0	120
TM Asia Life Singapore Ltd.	10.0	40
The Overseas Assurance Corporation Limited	5.0	20
NTUC Fairprice Co-operative Limited	5.0	20
Total	**155.0**	**620**

1.3 Information on CapitaRetail Singapore and Its Properties

CRS is a special purpose investment holding company incorporated on 26 August 2003 under the Companies Act, Chapter 50 of Singapore. The asset portfolio of CRS comprises:

1.3.1 Lot One, one of Singapore's major suburban shopping centres located in the high density residential area of Choa Chu Kang New Town;

1.3.2 90 out of 91 strata lots in Bukit Panjang Plaza, a suburban shopping centre located in the high density residential area of Bukit Panjang New Town; and

1.3.3 Rivervale Mall, a suburban shopping centre located in Sengkang, a new Housing Development Board estate located in the north-east of Singapore.

Lot One is a six-storey building with a net lettable area of 204,203 square feet and a committed occupancy rate of 100.0% as at 31 March 2007. The building is strategically situated next to the transportation hub in Choa Chu Kang New Town, comprising a bus interchange as well as the Choa Chu Kang Mass Rapid Transit ("**MRT**") and Light Rail Transit ("**LRT**") stations. Lot One currently houses NTUC Fairprice Co-operative Limited, BHG (Singapore) Pte Ltd, Shaw Theatres Pte Ltd and Food Junction Management Pte Ltd. The building also contains the Choa Chu Kang branch of the National Library. It has 318 car park lots in basement levels 2 and 3.

Bukit Panjang Plaza is a four-storey building with a net lettable area of approximately 148,669 square feet and a committed occupancy rate of 100.0% as at 31 March 2007. The building is easily accessible, being adjacent to the Bukit Panjang bus interchange and between two LRT stations, the Bukit Panjang and Senja stations. Bukit Panjang Plaza currently houses NTUC Fairprice Co-operative Limited as well as other prominent tenants such as Copitiam Pte Ltd, Pertama Merchandising Pte Ltd and Popular Book Co. (Pte) Ltd. The building also has 336 car park lots in its two basement levels.

Rivervale Mall is three-storey building with a net lettable area of 81,545 square feet and a committed occupancy rate of 100.0% as at 31 March 2007. The building adjoins the condominium Rivervale Crest and is located adjacent to the Sengkang LRT loop, near the Rumbia LRT station. Rivervale Mall currently houses NTUC Fairprice Co-operative Pte Limited as well as other prominent tenants such as NTUC Foodfare Co-operative Pte Limited, McDonald's Restaurants Pte Ltd and Asia Pacific Food Pte Ltd (Long John Silver).

1.4 Disclosure Requirements Under the Listing Manual and the Property Funds Guidelines

At the date of this announcement, CapitaLand holds an aggregate indirect interest in 485,987,604[2] units in CMT ("**Units**"), comprising approximately 31.1% of the total number of Units in issue, and is therefore regarded as a "controlling unitholder" of CMT under both the Listing Manual of Singapore Exchange Securities Trading Limited (the "**SGX-ST**", and the Listing Manual of the SGX-ST, the "**Listing Manual**") and Appendix 2 to the Code of Collective Investment Schemes issued by the Monetary Authority of Singapore (the "**Property Funds Guidelines**").

CapitaLand has an indirect interest of 20.0% in one of the vendors, REIM. REIM is 99.99% held by I.P. Property Fund Asia Limited ("**IP Fund**"), in which CapitaLand holds a 20.0% stake. In addition, CapitaLand has an indirect 50.0% interest in I.P. Real Estate Asset Management (Asia) Pte Ltd which is the portfolio manager of IP Fund. As such, REIM is an associated company of a controlling unitholder of CMT. For the purposes of Chapter 9 of the Listing Manual, REIM (being an associated company of a controlling unitholder of CMT) is an "interested person" of CMT. For the purposes of the guidelines relating to interested party transactions under the Property Funds Guidelines, REIM (being an associated company of a controlling unitholder of CMT) is an "interested party" of CMT.

The Manager is making this announcement because the Agreement with REIM would constitute an interested person transaction under Chapter 9 of the Listing Manual as well as an interested party transaction under the Property Funds Guidelines. In addition, the Acquisition qualifies as a discloseable transaction under Chapter 10 of the Listing Manual.

2. PRINCIPAL TERMS OF THE ACQUISITION

2.1 Aggregate Property Value

The total purchase consideration for the Acquisition is based on the Aggregate Property Value of S$710.0 million, which was arrived on a willing-buyer and willing-seller basis between the parties.

The Manager and the Trustee have each commissioned an independent property valuer, Knight Frank Pte Ltd ("**Knight Frank**") and Colliers International Consultancy & Valuation (Singapore) Pte Ltd ("**Colliers**") respectively, to value the Properties. Knight Frank in its valuation certificates dated 16 April 2007 stated that the aggregate open market value of the Properties as at 2 April 2007 was approximately S$710.0 million, whereas Colliers in its valuation certificates dated 17 April 2007 stated that the aggregate open market value of the Properties as at 2 April 2007 was approximately S$703.0 million. Knight Frank has prepared the valuations using the investment and discounted cash flow methods, whilst Colliers has prepared the valuations using the investment and discounted cash flow methods as well as the direct comparison methods of valuation.

2.2 Initial Purchase Consideration

After taking into account the Aggregate Property Value, and adjusted for the net asset value of CRS as at 31 December 2006 (being the date of the latest audited financial statements of CRS), the Initial Purchase Consideration for the Acquisition is estimated to be approximately S$290.3 million.

---

[2] As at 17 April 2007, being the latest practicable date prior to the date of this announcement (the "**Latest Practicable Date**").

The Initial Purchase Consideration will be payable to each vendor on completion of the Acquisition, which is expected to take place on 1 June 2007 ("**Completion**"). Any excess or deficiency (as the case may be) to the actual purchase consideration under each Agreement will be paid to each Vendor or reimbursed to CMT (as the case may be) following a post-completion adjustment which will be determined by reference to the net asset value of CRS as at the day preceding Completion.

2.3 Estimated Acquisition Costs

The current estimated costs of the Acquisition amount to approximately S$296.4 million, comprising:

2.3.1 the Initial Purchase Consideration; and

2.3.2 other estimated fees and expenses (including acquisition fees, stamp duty, professional fees and expenses) of approximately S$6.1 million incurred or to be incurred by CMT in connection with the Acquisition.

3. RATIONALE FOR THE ACQUISITION

The Manager's principal investment strategy for CMT is to invest in quality income-producing predominately retail assets which will provide overall yield accretion and value creation opportunities so as to deliver stable distributions and sustainable total returns to the unitholders of CMT ("**Unitholders**"). The Manager is of the view that the Acquisition fits the Manager's investment strategy above. The Properties enjoy a high committed occupancy rate of 100.0% as at 31 March 2007 as they are strategically located and serve the basic shopping needs of their respective catchment areas. As such, the Properties are expected to complement and enhance CMT's current asset portfolio of 10 quality retail malls which are well spread across Singapore in the suburban and central areas, namely, Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Bugis Junction, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and a 40.0% interest in Raffles City.

The Acquisition is also in line with the Manager's vision to grow CMT's asset size in Singapore to S$7.0 billion by 2009 through acquisitions which will provide overall yield accretion. With the inclusion of an additional 72.8% of the beneficial interest in the Properties, the gross assets of CMT will increase from S$4.8 billion as at 31 December 2006 to approximately S$5.4[3] billion. This will further strengthen CMT's position as the largest real estate investment trust by asset size in Singapore.

The Manager further believes that the Acquisition offers the following benefits to Unitholders:

3.1 Yield Accretion

The Manager believes that Unitholders can expect to enjoy a higher distribution per Unit due to the yield-accretive nature of the Acquisition. This expected increase in distribution per Unit will result from, *inter alia*, making the Acquisition at an attractive price relative to the cash flows that it generates.

---

3 The increase in gross assets is adjusted for the 27.2% interest in the Class E Bonds which CMT currently holds.

3.2 Opportunities to Enhance the Properties

The Manager believes that there are various opportunities to enhance the performance of the Properties, which include:

3.2.1 Asset Enhancement Opportunities at Lot One

The Manager believes that Lot One offers strong value creation opportunities through the decantation of the existing space occupied by National Library Board to create a retail extension block, which will provide an additional retail net lettable area of approximately 10,600 square feet. The proposed work is scheduled to commence in the second quarter of 2007 and is expected to be completed within one year.

3.2.2 Pro-active Tenant Remixing

In addition to the asset enhancement opportunity at Lot One, the Manager believes that there are opportunities to enhance the existing retail offerings at the Properties and improve their marketing activities in order to attract higher shopper traffic and generate higher retail sales for tenants.

3.3 Income Diversification

The Acquisition is expected to benefit Unitholders by improving income diversification and reducing the reliance of CMT's income stream on any single asset.

3.4 Further Geographical Diversification

The Acquisition will allow CMT to diversify its portfolio of assets geographically such that it can cater to different shopper and tenancy demands in different parts of Singapore. With the addition of the Properties to CMT's property portfolio, CMT will be able to enhance its market share of shoppers staying in the western and northeastern residential areas of Singapore and further benefit from shopper and tenancy demands in these markets.

4. METHOD OF FINANCING

The Manager intends to finance the Acquisition, at least initially, wholly with debt. The Manager is currently considering various options for the long term financing of the Acquisition.

5. FINANCIAL EFFECTS OF THE ACQUISITION

The pro forma financial effects of the Acquisition presented below are strictly for illustration purposes, and do not reflect the actual financial position of CMT after completion of the Acquisition. They have been prepared based on the audited financial statements of CMT and its investees for the financial year ended 31 December 2006 ("**CMT's Audited Financial Statements**") as well as the audited financial statements of CRS for the financial year ended 31 December 2006 ("**CRS's Audited Financial Statements**"), taking into account the current estimated costs of the Acquisition (see paragraph 2.3 above for details on "Estimated Acquisition Costs") as well as the assumption that that the Acquisition is wholly financed through a bridge loan facility.

5.1 Net Profits

The net profits (before income tax and extraordinary items) attributable to the Acquisition in relation to the financial year ending 31 December 2006 is approximately S$13.2 million.

5.2 Net Asset Value

As the Manager intends to finance the Acquisition, at least initially, wholly with debt (see paragraph 4 above for details on "Method of Financing"), the Acquisition will not have a significant effect on the net asset value per Unit.

5.3 Distribution Per Unit

Assuming that the Acquisition had been completed on 1 January 2006, the distribution per Unit will increase by 0.12 Singapore cents or 1.1% for the financial year ending 31 December 2006.

6. AUDIT COMMITTEE STATEMENT

Having considered the terms and conditions of the Agreement with REIM as well as the rationale for the purchase of Junior Bonds and Preference Shares from REIM (as set out in paragraph 3 above), the audit committee of the Manager (which comprises a majority of independent directors of the Manager) is of the view that such purchase is on normal commercial terms and is not prejudicial to the interests of CMT and the minority Unitholders.

7. OTHER INTERESTED PERSON TRANSACTIONS

As at 17 April 2007, the value of all interested person transactions between CMT and CapitaLand and/or the associates of CapitaLand for the current financial year ending 31 December 2007 was approximately S$0.3 million. These transactions comprise all of CMT's interested person transactions during the current financial year ending 31 December 2007 (until 17 April 2007).

8. INTERESTS OF THE DIRECTORS AND SUBSTANTIAL UNITHOLDERS

As at the Latest Practicable Date, certain directors of CapitaLand collectively hold an aggregate direct and indirect interest in 615,900 Units and certain directors of the Manager (including those of the aforementioned directors of CapitaLand who are also directors of the Manager) collectively hold an aggregate direct and indirect interest in 1,071,550 Units. Mr Hsuan Owyang is the Deputy Chairman of CapitaLand and is Chairman and Non-Executive Director of the Manager. Mr Liew Mun Leong is President and Chief Executive Officer of CapitaLand and is the Deputy Chairman and Non-Executive Director of the Manager.

Through Albert Complex Pte Ltd, Pyramex Investments Pte Ltd, Premier Healthcare Services International Pte Ltd and the Manager, CapitaLand has an indirect interest in 485,987,604 Units (comprising approximately 31.1% of the Units in issue) as at the Latest Practicable Date. The Manager itself holds 5,768,051 Units.

Save as disclosed above and based on information available to the Manager as at the Latest Practicable Date, none of the directors of the Manager or the Substantial Unitholders[4] has an interest, direct or indirect, in the Acquisition.

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[4] A person with an interest in one or more Units constituting not less than 5.0% of all outstanding Units.

9. OTHER INFORMATION

9.1 Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the Acquisition, the Agreements or any other transaction contemplated in relation to the Acquisition.

9.2 Disclosure Under Rule 1010(13) of the Listing Manual

9.2.1 Chapter 10 of the Listing Manual classifies transactions by CMT into (i) nondiscloseable transactions, (ii) discloseable transactions, (iii) major transactions and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, among other things, the following bases:

(a) the net profits attributable to the assets acquired, compared with CMT's net profits;

(b) the aggregate value of the consideration given, compared with CMT's market capitalisation; and

(c) the number of Units issued by CMT as consideration for the Acquisition, compared with the number of Units previously in issue.

9.2.2 Based on CRS's Audited Financial Statements and CMT's Audited Financial Statements, the relative figure for the basis of comparison set out in sub-paragraph 9.2.1(a) above in relation to the same period is approximately 7.9%.

9.2.3 Based on the proportional value of the underlying Properties[5] and CMT's market capitalisation as at 17 April 2007, the relative figure for the basis of comparison set out in sub-paragraph 9.2.1(b) above is approximately 8.9%.

9.2.4 The relative figure for the basis of comparison set out in sub-paragraph 9.2.1(c) above is not applicable as no Units will be issued as consideration for the Acquisition.

9.3 Documents for Inspection

Copies of the following documents are available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of three months commencing from the date of this Announcement:

9.3.1 the Agreements; and

9.3.2 the valuation certificates of Knight Frank and Colliers on the Properties dated 16 April 2007 and 17 April 2007 respectively.

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[5] Being 72.8% (which represents the percentage of the total Class E Bonds in issue being acquired by CMT) of the aggregate value of the Properties of S$710.0 million, as the Class E Bonds represent the equity piece of the asset securitisation structure which holds the Properties.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
20 April 2007

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.



News Release

20 April 2007

For Immediate Release

CMT Signs Agreements to Acquire Remaining Stake in CapitaRetail Singapore at a Total Asset Price of S$710.0 million

Acquisition of three malls is yield accretive; grows CMT's asset size to S$5.4 billion[1]

Singapore, 20 April 2007 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), has today entered into seven sale and purchase agreements with multiple vendors to acquire the remaining 72.8% Class E bonds and attached preference shares in CapitaRetail Singapore Limited (CRS) at a total asset price of S$710 million. Structured in August 2003, CRS is a private retail property fund sponsored by CapitaLand Limited. CRS owns three suburban malls, namely Lot One Shoppers' Mall (Lot 1), Bukit Panjang Plaza[2] (BPP) and Rivervale Mall. Since its inception, CMT owns 27.2% of the Class E bonds and has been granted the right of first refusal to purchase the properties or units in CRS, as and when they become yield accretive to CMT.

Based on the current average property yield of 4.9% for the three properties, the acquisition is yield accretive to Unitholders when compared against CMT's annualised distribution yield of 3.2%[3], based on CMT's closing unit price of S$3.60 as at 19 April 2007. The transactions, initially fully debt funded whilst various longer term financing options are also being explored, are expected to be completed on 1 June 2007.

The transactions were entered into between HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT, and seven vendors comprising REIM Singapore Investments CV Properties Limited, Lianhe Investments Pte. Ltd., The Great Eastern Life Assurance Company Limited, Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen, The Overseas Assurance Corporation Limited, TM Asia Life Singapore Ltd. and NTUC Fairprice Co-operative Limited.

[1] The increase in gross assets is adjusted for the 27.2% interest in the Class E Bonds which CMT currently holds.
[2] 90 out of 91 strata lots.
[3] Based on actual distribution per unit for financial year 2007 of 11.69 cents and CMT's closing unit price of S$3.60 as at 19 April 2007.

Mr Hsuan Owyang, Chairman of CMTML, said, "The yield accretive acquisition of the remaining stake in CRS is the realisation of our well-mapped out long term strategy to incubate potential quality assets for subsequent injection into CMT. With the addition of Lot 1, BPP and Rivervale Mall, CMT's asset size will grow substantially from its current S$4.8 billion to over S$5.4 billion, furthering strengthening CMT's position as the largest REIT by asset size and market capitalisation in Singapore. We will continue to actively pursue yield accretive acquisitions to progressively grow our local portfolio, and are on track to achieve our target asset size of S$7 billion by 2009 in Singapore."

Mr Pua Seck Guan, Chief Executive Offer of CMTML, said, "Lot 1, BPP and Rivervale Mall are excellent suburban malls, strategically situated in densely populated residential areas and in close proximity to Mass Rapid Transit and/or Light Rail Transit stations. All malls also enjoy 100% committed occupancy rates. The acquisitions will further entrench our presence in the western and northeastern residential areas of Singapore, allowing CMT to benefit from shopper and tenancy demands in these markets. In addition, the quality portfolio of assets encompasses significant opportunities for value creation and tenancy remixing. The proposed construction of a retail extension block at Lot 1, which will add approximately 10,600 square feet of net retail space, is expected to drive higher returns to Unitholders. Together with our existing quality portfolio, we are well-poised to deliver stable distributions and continuous long term growth to Unitholders."

About Lot 1 & Asset Enhancement Potential

Lot 1 is one of Singapore's major suburban malls located in the western part of Singapore. The mall is situated in the high density residential area of Choa Chu Kang New Town and is strategically sited next to the transportation hub in Choa Chu Kang New Town, comprising the Choa Chu Kang Mass Rapid Transit (MRT) station, Light Rail Transit (LRT) station and bus interchange.

The six-storey building, which has two basement levels providing 318 car park lots, has a total net lettable area of 204,203 square feet (sq ft) and enjoys a committed occupancy rate of 100%. Major tenants at Lot 1 include NTUC Fairprice, BHG, Shaw Cineplex, and Food Junction. Lot 1 also houses the Choa Chu Kang branch of the National Library Board (NLB) on Level 4.

Lot 1 presents strong value creation opportunities through the decantation of the space currently occupied by NLB, measuring approximately 15,500 sq ft in Gross Floor Area (GFA), to create a 3-storey retail extension block. NLB will remain in its current premise, but will occupy the area classified for use by Civic and Community Institution (C&CI), which is deemed non-GFA. The new 3-storey retail extension block is expected to add approximately 10,600 sq ft of net lettable

space to the mall. The proposed asset enhancement initiative is expected to incur a capital expenditure of S$26.4 million and produce an ungeared return of investment of approximately 10%. The proposed work is scheduled to commence in second quarter 2007 and is expected to be completed by second quarter 2008.

About BPP

BPP is a prime suburban mall located in the high density residential area of the Bukit Panjang New Town in the western part of Singapore. The mall is situated adjacent to the Bukit Panjang bus interchange and is strategically located between two LRT stations, the Bukit Panjang and Senja stations.

The four-storey mall, which has two basement levels providing 336 car park lots, has a total Net Lettable Area (NLA) of approximately 148,669 sq ft and enjoys a committed occupancy rate of 100%. Major tenants at BPP include NTUC Fairprice, Kopitiam Foodcourt, Harvey Norman and Popular Bookshop.

About Rivervale Mall

Rivervale Mall is a suburban shopping mall located in Sengkang, a new housing estate in the northeastern part of Singapore. The mall adjoins the Rivervale Crest condominium and is strategically located adjacent to the Sengkang LRT loop, near the Rumbia LRT station.

The three storey mall has a total NLA of 81,545 sq ft and enjoys a committed occupancy of 100%. Major tenants at Rivervale Mall include NTUC Fairprice, McDonalds and Long John Silver.

Property Information

	Lot 1	BPP	Rivervale Mall
Land Tenure	99 years wef from 1 December 1993	99 years wef from 1 December 1994	99 years wef 6 December 1997
Site Area (sq ft)	90,421	123,785	240,645
GFA (sq ft)	301,516	228,748	109,244
NLA (sq ft)	204,203	148,669	81,545
MajorTenants	NUTC Fairprice, BHG, Shaw Cineplex and Food Junction	NTUC Fairprice, Harvey Norman, Kopitiam Food Court & Popular Bookshop	NTUC Fairprice, McDonald's and Long John Silver
No. of Car Park Lots	318	336	184 (owned by MCST[4])
Average Monthly Shopper Traffic	1.37 million	996,000	527,000

About CapitaMall Trust (www.capitamall.com)

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing assets which are used, or predominantly used, for retail purposes in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,200 leases from local and international tenants. It currently has a portfolio of 10 quality shopping malls in both the suburban and central areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction and a 40% interest in Raffles City. With an asset size of S$4.8 billion as at 31 March 2007 and a market capitalisation of approximately S$5.6 billion as at 19 April 2007, CMT is currently Singapore's largest REIT by asset size and market capitalisation.

CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. It is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

[4] Management Corporation Strata Title

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg
Website : www.capitamall.com



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

REDEMPTION OF PREFERENCE SHARES BY ANKERITE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that Ankerite Pte. Ltd. ("Ankerite"), an indirect wholly-owned subsidiary of CapitaLand, had in accordance with Section 70 of the Companies Act, Chapter 50 redeemed (the "Redemption") its entire 36,000 redeemable convertible non-cumulative, non-participating preference shares (the "Preference Shares") held by its sole shareholder, CRL Realty Pte Ltd ("CRL Realty") at an amount of S$524,235 (the "Consideration").

The Preference Shares, each fully paid, were redeemed out of Ankerite's existing issued and paid-up share capital of S$1,524,235. The Consideration was satisfied by setting off an existing loan owing by CRL Realty to Ankerite.

Following the Redemption, Ankerite's issued and paid-up share capital is S$1,000,000 comprising 1,000,000 ordinary shares.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
20 April 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Apr-2007 18:33:11
Announcement No.	00191

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

CapitaMall Trust - (A) 2007 First Quarter Unaudited Financial Statement and Distribution Announcement; (B) CMT Achieves Over 10% Higher First Quarter 2007 Distribution per Unit; and (C) Notice of Books Closure and Distribution Payment Date

Description

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued announcements and a news release on the above matters.

For details, please refer to the announcements and news release posted by CMTML on the SGX website www.sgx.com.sg.

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CAPITAMALL TRUST

2007 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

Summary of CMT Results

	FY 2005	FY 2006	1 January to 31 March 2007		
	Actual	Actual	Actual	Forecast [1]	% Change
Gross Revenue (S$'000)	243,087	331,728	97,442	92,323	5.5
Net Property Income (S$'000)	154,081	217,641	66,559	61,283	8.6
Taxable income Available for Distribution	126,782	169,403	51,498	44,046	16.9
Distributable Income (S$'000)	126,782	169,403	46,898 [2]	44,046	6.8
Distribution Per Unit ("DPU") (cents)					
For the period	10.23¢	11.69¢	3.00¢	2.81¢	6.8
Annualised	10.23¢ [3]	11.69¢ [3]	12.17¢	11.40¢	6.8

Footnotes:
1. *The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006.*
2. *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ended 31 December 2007. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2007, CMT has retained S$4.6 million of its taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 12.17 cents is 10.2% higher than the annualised DPU of 11.04 cents for the 1st quarter ended 31 March 2006.*
3. *Refers to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CMT OIS dated 29 August 2006, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 January 2007 to 31 March 2007
Distribution type	Income
Distribution rate	3.00 cents per unit
Book closure date	30 April 2007
Payment date	29 May 2007

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%) 10 May 2006 (2.7%) and 7 June 2006 (0.6%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

On 1 September 2006, the acquisition of Raffles City by RCS Trust was completed. RCS Trust is an unlisted special purpose trust established under a trust deed dated 18 July 2006 entered into between HSBC Institutional Trust Services (Singapore) Limited (as trustee-manager of RCS Trust), HSBC Institutional Trust Services (Singapore) Limited (as trustee of CapitaCommercial Trust ("CCT"), the Trustee, CapitaCommercial Trust Management Limited (as manager of CCT) and the Manager.

RCS Trust is 40% owned by CMT and 60% owned by CCT and has secured a 5 year Commercial Mortgaged-Backed Securitisation ("CMBS") term loan of S$866.0 million to part finance its acquisition of Raffles City. CMT's 40% share of the borrowings amounted to S$346.4 million.

On 2 November 2006, CMT invested in 20.0% in CapitaRetail China Trust ("CRCT"), a real estate investment trust ("REIT") listed on the SGX on 8 December 2006. CMT's investment in CRCT is for 95.1 million units at the unit price of S$0.981 or S$93.3 million.

CRCT is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in the People's Republic of China.

On a recurring basis, as the results of CRCT are not expected to be announced in sufficient time to be included in CMT and its investees' results for the same calender quarter, CMT and its investees will equity account the results of CRCT based on a 3 month lag time.

1(a)(i) **Statement of total return (1Q 2007 vs 1Q 2006)**

	Trust and its investees			Trust		
	1Q 2007[1] S$'000	1Q 2006 S$'000	% Change	1Q 2007[2] S$'000	1Q 2006 S$'000	% Change
Gross rental income	90,428	71,016	27.3	75,096	71,016	5.7
Car park Income	2,504	2,086	20.0	2,136	2,086	2.4
Other income	4,510	3,580	26.0	4,275	3,580	19.4
Gross revenue	**97,442**	**76,682**	**27.1**	**81,507**	**76,682**	**6.3**
Property management fees	(3,708)	(2,892)	28.2	(3,084)	(2,892)	6.6
Property tax	(8,376)	(6,819)	22.8	(7,000)	(6,819)	2.7
Other property operating expenses[3]	(18,799)	(15,577)	20.7	(16,458)	(15,577)	5.7
Property operating expenses	**(30,883)**	**(25,288)**	**22.1**	**(26,542)**	**(25,288)**	**5.0**
Net property income	**66,559**	**51,394**	**29.5**	**54,965**	**51,394**	**6.9**
Interest income	284	233	21.9	1,395	1,449	(3.7)
Investment income	-	-	-	8,096	-	N.M.
Asset management fees	(5,511)	(4,698)	17.3	(4,471)	(4,698)	(4.8)
Trust expenses	(503)	(499)	0.8	(383)	(499)	(23.2)
Finance costs	(16,175)	(8,551)	89.2	(12,507)	(8,551)	46.3
Net income before share of profit of associates	**44,654**	**37,879**	**17.9**	**47,095**	**39,095**	**20.5**
Share of profit of associates[4]	1,259	1,228	2.5	-	-	-
Total return for the period before taxation	**45,913**	**39,107**	**17.4**	**47,095**	**39,095**	**20.5**
Taxation	NA	NA	NA	NA	NA	NA
Total return for the period	**45,913**	**39,107**	**17.4**	**47,095**	**39,095**	**20.5**

Footnotes :

1. *The Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of its associates.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%).

2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%).*

3. *Included as part of the other property operating expenses are the following:*

	Trust and its investees			Trust		
	1Q 2007 S$'000	1Q 2006 S$'000	% Change	1Q 2007 S$'000	1Q 2006 S$'000	% Change
Depreciation and amortization	537	194	*176.8*	493	194	*154.1*

4. *As at 31 March 2007, CRCT has not announced its result. In accordance with CMT and its investees' accounting policy, CRCT's results are thus not equity accounted in CMT and its investees' financial statements for 1Q 2007.*

1(a)(ii) Distribution statement (1Q 2007 vs 1Q 2006)

	Trust and its investees			Trust		
	1Q 2007 S$'000	1Q 2006 S$'000	% *Change*	1Q 2007 S$'000	1Q 2006 S$'000	% *Change*
Net income before share of profit of associates	44,654	37,879	17.9	47,095	39,095	20.5
Net effect of non-tax deductible items (Note A)	5,605	2,663	110.5	4,403	2,663	65.3
Interest income from associate	1,239	1,216	1.9	-	-	-
Taxable income available for distribution to unitholders	**51,498**	**41,758**	**23.3**	**51,498**	**41,758**	**23.3**
Distributable income to unitholders [1]	**46,898**	**37,582**	**24.8**	**46,898**	**37,582**	**24.8**
Note A						
Non-tax deductible items						
- Asset management fees (performance component payable in units)	*3,212*	*2,206*	*45.6*	*2,173*	*2,206*	*(1.5)*
- Trustee's fees	*186*	*259*	*(28.2)*	*156*	*259*	*(39.8)*
- Temporary differences and other adjustments	*2,207*	*198*	*1,014.6*	*2,074*	*198*	*947.5*
Net effect of non-tax deductible items	*5,605*	*2,663*	*110.5*	*4,403*	*2,663*	*65.3*

Footnote:

1. *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ended 31 December 2007. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2007, CMT has retained S$4.6 million of its taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 12.17 cents is 10.2% higher than the annualised DPU of 11.04 cents for the 1st quarter ended 31 March 2006.*

1(b)(i) Balance sheet

As at 31 Mar 2007 vs 31 Dec 2006

	Trust and its investees			Trust		
	31 Mar 2007[1] S$'000	31 Dec 2006[1] S$'000	% Change	31 Mar 2007 S$'000	31 Dec 2006 S$'000	% Change
Non-current assets						
Plant & equipment	868	888	(2.3)	513	508	1.0
Investment properties [2]	4,582,783	4,575,080	0.2	3,676,306	3,668,680	0.2
Interest in associates [3]	169,184	169,636	(0.3)	151,293	151,293	-
Interest in joint venture	-	-	-	526,488	525,480	0.2
Total non-current assets	**4,752,835**	**4,745,604**	**0.2**	**4,354,600**	**4,345,961**	**0.2**
Current assets						
Inventories	169	167	1.2	-	-	-
Trade & other receivables	16,028	18,306	(12.4)	22,177	23,490	(5.6)
Cash & cash equivalents	51,490	47,201	9.1	34,984	31,802	10.0
Total current assets	**67,687**	**65,674**	**3.1**	**57,161**	**55,292**	**3.4**
Less						
Current liabilities						
Trade & other payables	93,051	94,339	(1.4)	83,888	84,144	(0.3)
Interest bearing loan [4]	123,293	255,793	(51.8)	123,293	255,793	(51.8)
Provisions for taxation	367	367	-	367	367	-
Total current liabilities	**216,711**	**350,499**	**(38.2)**	**207,548**	**340,304**	**(39.0)**
Net current (liabilities)	**(149,024)**	**(284,825)**	**(47.7)**	**(150,387)**	**(285,012)**	**(47.2)**
Less						
Non-current liabilities						
Interest bearing loan [4]	1,584,505	1,434,279	10.5	1,239,860	1,089,733	13.8
Non-current portion of security deposits	47,175	50,686	(6.9)	40,754	45,588	(10.6)
Total non-current liabilities	**1,631,680**	**1,484,965**	**9.9**	**1,280,614**	**1,135,321**	**12.8**
Net assets	**2,972,131**	**2,975,814**	**(0.1)**	**2,923,599**	**2,925,628**	**(0.1)**
Unitholders' funds	**2,972,131**	**2,975,814**	**(0.1)**	**2,923,599**	**2,925,628**	**(0.1)**

Footnotes:

1. *Balance sheet at Trust and its investees' level includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of its associates.*
2. *Investment properties are stated at valuation performed by independent professional valuers at the end of the year, adjusted for subsequent capital expenditure capitalised.*

3. *Interest in associates includes cost of investment in CRCT amounting to S$93.3 million, at unit price of S$0.981. The market value of CRCT, based on the closing price of S$3.12 as at 30 March 2007, amounts to S$296.7 million.*
4. *A loan of S$350.0 million was taken on 26 February 2007 through the existing Commercial Mortgaged-Backed Securitisation ("CMBS") program under Silver Maple, to refinance the S$172.0 million CMBS maturing in February 2007 and Revolving Credit Facility/bridge loans of S$160.5 million.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	Trust and its investees		Trust	
	31 Mar 2007[1]	31 Dec 2006[1]	31 Mar 2007	31 Dec 2006
	S$'000	S$'000	S$'000	S$'000
Secured borrowings				
Amount repayable after one year	1,589,400	1,439,400	1,243,000	1,093,000
Less: Fees and costs in relation to debt raising exercises amortised over the tenor of secured loans	(4,895)	(5,121)	(3,140)	(3,267)
	1,584,505	**1,434,279**	**1,239,860**	**1,089,733**

Footnote:
1. *Secured borrowings at Trust and its investees' level includes proportionate consolidation of CMT's 40% share of secured borrowings at RCS Trust (S$346.4 million), to part finance the 40% interest in Raffles City.*

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

Details of any collateral at RCS Trust

As security for the borrowings, RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City;

(iii) an assignment of the insurance policies relating to Raffles City;

(iv) an assignment of the agreements relating to the management of Raffles City; and

(v) a charge creating a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

1(c) Cash flow statement (1Q 2007 vs 1Q 2006)

	Trust and its investees	
	1Q 2007[1] S$'000	1Q 2006 S$'000
Operating activities		
Net income	45,913	39,107
Adjustments for:		
Interest income	(284)	(233)
Finance costs	16,175	8,551
Allowance for doubtful receivables	2	-
Depreciation and amortization	537	194
Asset management fee paid/payable in units	3,212	2,206
Share of profit of associates	(1,259)	(1,228)
Operating income before working capital changes	64,296	48,597
Changes in working capital:		
Inventories	(2)	-
Trade and other receivables	555	789
Trade and other payables	7,334	4,739
Security deposits	1,545	1,525
Cash generated from operating activities	**73,728**	**55,650**
Investing activities		
Interest received	2,807	227
Capital expenditure on investment properties	(17,599)	(5,294)
Purchase of plant and equipment	(81)	(21)
Cash flows from investing activities	**(14,873)**	**(5,088)**
Financing activities		
Issue and financing expenses	(1,632)	105
Proceeds from interest bearing loans and borrowings	350,000	-
Repayment of interest bearing loans and borrowings	(332,500)	-
Distribution to unitholders[2]	(52,305)	(25,800)
Interest paid	(18,129)	(8,629)
Cash flows from financing activities	**(54,566)**	**(34,324)**
Increase in cash and cash equivalent	**4,289**	**16,238**
Cash and cash equivalent at beginning of period	**47,201**	**39,147**
Cash and cash equivalent at end of period	**51,490**	**55,385**

Footnote:

1. *Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of its associates.*
   The investment in 20.0% in CRCT was completed on 2 November 2006. The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%).

2. *Distribution paid in 1Q 2007 is higher than 1Q 2006 as it includes CMT's 40% share of distributions made by RCS Trust.*

1(d)(i) Statement of changes in unitholders' funds (1Q 2007 vs 1Q 2006)

As at 31 Mar 2007 vs 31 Mar 2006

	Trust and its investees		Trust	
	1Q 2007[1] S$'000	1Q 2006 S$'000	1Q 2007[2] S$'000	1Q 2006 S$'000
Balance as at beginning of period	**2,975,814**	**2,283,905**	**2,925,628**	**2,276,977**
Operations				
Net income / net increase in net assets resulting from operations	45,913	39,107	47,095	39,095
Movement in hedging reserve	**(472)**	**889**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Units to be issued as satisfaction of the portion of asset management fees payable in units	3,181	2,205	3,181	2,205
Issue expenses	-	105	-	105
Distribution to unitholders[3]	(52,305)	(25,800)	(52,305)	(25,800)
Net decrease in net assets resulting from unitholders' transactions	**(49,124)**	**(23,490)**	**(49,124)**	**(23,490)**
Balance as at end of period	**2,972,131**	**2,300,411**	**2,923,599**	**2,292,582**

Footnotes:

1. *Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of its associates.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%).
2. *The investment in 20.0% in CRCT was completed on 2 November 2006. The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%).*
3. *Distribution for 1Q 2007 is for the period from 1 October 2006 to 31 December 2006 paid in February 2007. Distribution for 1Q 2006 is for the period from 31 October 2005 to 31 December 2005 paid in February 2006.*

1(d)(ii) Details of any change in the issued and issuable units (1Q 2007 vs 1Q 2006)

	Trust	
	1Q 2007 Units	1Q 2006 Units
Balance as at beginning of period	**1,561,440,705**	**1,379,698,467**
New units issued :		
- As payment of asset management fees[1]	1,135,651	871,247
Issued units as at end of period	**1,562,576,356**	**1,380,569,714**
New units to be issued		
- As payment of asset management fees[2]	585,981	893,516
Total issued and issuable units as at end of period	**1,563,162,337**	**1,381,463,230**

Footnotes:

1. *These were the performance component of the asset management fees for 4Q 2006 and 4Q 2005 which were issued in February 2007 and February 2006 respectively.*
2. *These were the performance component of the asset management fees for 1Q 2007 (which will be issued in May 2007) and 1Q 2006 that have been issued in May 2006 respectively.*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The Trust and its investees has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the period ended 31 December 2006.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (1Q 2007 vs 1Q 2006)

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Trust and its investees		Trust	
	1Q 2007	1Q 2006	1Q 2007	1Q 2006
Weighted average number of units in issue	1,562,128,607	1,380,211,782	1,562,128,607	1,380,211,782
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	2.94¢	2.83¢	3.01¢	2.83¢
Based on fully diluted basis	2.94¢	2.83¢	3.01¢	2.83¢
Number of units in issue at end of period	1,562,576,356	1,380,569,714	1,562,576,356	1,380,569,714
Distribution per unit "DPU")				
Based on the number of units in issue at end of period	3.00¢ [2]	2.72¢ [2]	3.00¢ [2]	2.72¢ [2]

Footnotes:

1. *EPU is calculated based on net income after tax.*
2. *DPU for the 1st quarter ended 31 March 2007 is after retaining S$4.6 million of taxable income available for distribution to Unitholders.*
   DPU for the 1st quarter ended 31 March 2006 is after retaining S$4.2 million of taxable income available for distribution to Unitholders.

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Trust and its investees	
	31 Mar 07	31 Dec 06
NAV per unit	$1.91	$1.91
Adjusted NAV per unit (excluding the distributable income)	$1.87	$1.87

	Trust	
	31 Mar 07	31 Dec 06
NAV per unit	$1.87	$1.87
Adjusted NAV per unit (excluding the distributable income)	$1.84	$1.84

8 Review of the performance

	Trust and its investees		
	1Q 2007	1Q 2006	4Q 2006
	S$'000	S$'000	S$'000
Income statement			
Gross revenue	97,442	76,682	96,441
Property operating expenses	(30,883)	(25,288)	(32,593)
Net property income	66,559	51,394	63,848
Interest income	284	233	278
Asset management fees	(5,511)	(4,698)	(5,942)
Trust expenses	(503)	(499)	(743)
Finance costs	(16,175)	(8,551)	(14,616)
Net income before share of profit of associates	44,654	37,879	42,825

	Trust and its investees		
	1Q 2007	1Q 2006	4Q 2006
	S$'000	S$'000	S$'000
Distribution statement			
Net income	44,654	37,879	42,825
Net effect of non-tax deductible items	5,605	2,663	4,087
Interest income from associate	1,239	1,216	1,243
Taxable income available for distribution to unitholders	51,498	41,758	48,155
Distributable income to unitholders	46,898[1]	37,582[2]	52,331[3]
Distribution per unit (in cents)			
For the period	3.00[1]	2.72[2]	3.35[3]
Annualised	12.17[1]	11.04[2]	13.29[3]

Footnotes:-
1. *After retaining S$4.6 million of taxable income available for distribution to Unitholders.*
2. *After retaining S$4.2 million of taxable income available for distribution to Unitholders.*
3. *Actual for the period included release of S$4.2 million (or 0.27 cents per unit) retained in 1Q 2006.*

1Q 2007 vs 1Q 2006

Gross revenue for 1Q 2007 was S$97.4 million, an increase of S$20.8 million or 27.1% over 1Q 2006. This was mainly due to revenue of S$15.9 million from the 40% interest in Raffles City which was acquired on 1 September 2006. The other malls accounted for another S$4.9 million increase in revenue mainly due to new and renewal leases as well as higher revenue from IMM Building as Asset Enhancement Initiatives ("AEI") works to the carpark and levels 1 and 2 of the extension block were completed in 4Q 2006.

Property operating expenses for 1Q 2007 was S$30.9 million, an increase of S$5.6 million or 22.1% over 1Q 2006, mainly due to the acquisition of the 40% interest in Raffles City completed on 1 September 2006.

Asset management fees was S$0.8 million or 17.3% higher than 1Q 2006 as a result of the acquisition of the 40% interest in Raffles City as well as higher revenue generated and higher property values under management.

Finance costs for 1Q 2007 of S$16.2 million was S$7.6 million or 89.2% higher than the same quarter last year. Higher finance cost is mainly due to an increase in interest expense of S$2.0 million from the S$30.0 million drawn down on June 2006 to partially fund AEI works and the acquisition of the remaining 2 units in Hougang Plaza, S$114.3 million and S$18.2 million drawn down on 1 September 2006 and 20 November 2006 respectively to part finance the 40% interest in Raffles City, as well as S$93.3 million drawn down on 2 November 2006 to fund the 20.0% investment in CRCT. The increase in interest expense is also due to interest expense of $1.2 million from the additional borrowings of S$350.0 million taken on 26 February 2007 through the existing CMBS program under Silver Maple, to *refinance the S$172.0 million CMBS which matured in February 2007 and Revolving Credit* Facility/bridge loans of S$160.5 million. These were partially offset by a decrease in interest expense of S$0.7 million, from the S$172.0 million CMBS and $28.0 million Revolving Credit Facility that were refinanced in February 2007.

Finance costs for 1Q 2007 also included the transaction costs of S$1.4 million incurred in the refinancing of the above borrowings. In addition, finance costs for 1Q 2007 included CMT's share of finance costs of S$3.7 million incurred at RCS Trust, arising from its 40% share in the S$866.0 million CMBS term loan secured to part finance the acquisition of Raffles City.

1Q 2007 vs 4Q 2006

Gross revenue for 1Q 2007 was S$97.4 million compared with S$96.4 million for 4Q 2006, an increase of S$1.0 million or 1.0%. This was mainly due to new and renewal leases.

Property operating expenses was S$30.9 million compared with S$32.6 million for 4Q 2006, a decrease of S$1.7 million or 5.2%. Property operating expenses for 4Q 2006 included non-recurring marketing and maintenance expenses incurred by Plaza Singapura.

Finance costs was S$16.2 million, an increase of S$1.6 million or 10.7% over 4Q 2006. This was mainly due to transaction costs of S$1.4 million incurred in the refinancing of S$172.0 million CMBS which matured in February 2007 and Revolving Credit Facility/bridge loans of S$160.5 million.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

Below mentioned only relates to review of the results of Trust and its investees.

9(i) **Income statement (Actual vs Forecast)**

	Actual[1] 1Q 2007 S$'000	Forecast [2] 1Q 2007 S$'000	% Change
Gross rental income	90,428	86,367	4.7
Car park income	2,504	2,478	1.0
Other income	4,510	3,478	29.7
Gross revenue	**97,442**	**92,323**	**5.5**
Property management fees	(3,708)	(3,465)	7.0
Property tax	(8,376)	(8,339)	0.4
Other property operating expenses	(18,799)	(19,236)	(2.3)
Property operating expenses	**(30,883)**	**(31,040)**	**(0.5)**
Net property income	**66,559**	**61,283**	**8.6**
Interest income	284	-	N.M.
Asset management fees	(5,511)	(5,370)	2.6
Trust expenses	(503)	(812)	(38.1)
Finance costs	(16,175)	(16,093)	0.5
Net income before share of profit of associates	**44,654**	**39,008**	**14.5**

Footnotes:
1. *Trust and its investees' results for the period 1Q 2007 includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of its associates.*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(ii) **Distribution statement (Actual vs Forecast)**

	Actual[1] 1Q 2007 S$'000	Forecast [3] 1Q 2007 S$'000	% Change
Net income before share of profit of associates	**44,654**	**39,008**	**14.5**
Net effect of non-tax deductible items	5,605	3,822	46.7
Interest income from associate	1,239	1,216	1.9
Taxable income available for distribution to unitholders	**51,498**	**44,046**	**16.9**
Distributable income available for distribution to unitholders	**46,898[2]**	**44,046**	**6.8**
Distribution per unit (in cents)			
For the period	3.00[2]	2.81	6.8
Annualised	12.17[2]	11.40	6.8

Footnotes:
1. *Trust and its investees' results includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of its associates.*
2. *After retaining S$4.6 million of taxable income available for distribution to Unitholders.*
3. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(iii) **Breakdown of gross revenue**

	Actual 1Q 2007 S$'000	Forecast [1] 1Q 2007 S$'000	% Change
Tampines Mall	13,651	12,834	6.4
Junction 8	11,019	10,522	4.7
Funan DigitaLife Mall	6,282	5,775	8.8
IMM Building	15,592	13,544	15.1
Plaza Singapura	16,894	15,711	7.5
Bugis Junction	14,008	13,788	1.6
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	4,061	4,926	(17.6)
	81,507	**77,100**	**5.7**
40% interest in Raffles City	15,935	15,223	4.7
Gross revenue	**97,442**	**92,323**	**5.5**

Footnote:
1. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(iv) **Breakdown of net property income**

	Actual 1Q 2007 S$'000	Forecast [1] 1Q 2007 S$'000	% Change
Tampines Mall	9,750	9,046	7.8
Junction 8	7,649	7,082	8.0
Funan DigitaLife Mall	3,808	3,414	11.5
IMM Building	9,436	7,553	24.9
Plaza Singapura	12,477	11,010	13.3
Bugis Junction	9,333	9,313	0.2
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	2,512	2,883	(12.9)
	54,965	**50,301**	**9.3**
40% interest in Raffles City	11,594	10,982	5.6
Net property income	**66,559**	**61,283**	**8.6**

Footnote:
1. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(v) **Review of the performance**

Gross revenue for 1Q 2007 was S$97.4 million, an increase of S$5.1 million or 5.5% over the forecast for the same period. This was mainly due to higher revenue for IMM Building as leases that have been assumed to be vacant were renewed or leased and new leases from the asset enhancement initiatives ("AEI") achieved better than forecasted rental. The increase was also due to higher revenue from Tampines Mall and Plaza Singapura, due to higher rental rates achieved on new and renewal leases as well as higher other income. The increase in gross revenue was partially offset by a decrease in gross revenue, from Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. The decrease is mainly because the asset enhancement works at Sembawang Shopping Centre which was forecast to commence in 4Q 2007 has now been brought forward to the beginning of March 2007.

Property operating expenses for the period was S$30.9 million, which is consistent with the forecast for the same period.

Asset management fees for the period was S$5.5 million or an increase of S$0.1 million or 2.6% over forecast for the same period mainly due to higher revenue generated and higher property values under management. Trust expenses was S$0.3 million or 38.1% lower than forecast due to lower actual professional fees.

Finance cost for the period was S$16.2 million, which is consistent with the forecast for the same period.

10 Commentary on the competitive conditions of the industry in which the Trust and its investees operates and any known factors or events that may affect the Trust and its investees in the next reporting period and the next 12 months

The Singapore economy continued to grow at a healthy pace. Advance estimates show that real gross domestic product (GDP) rose by 6.0% in the first quarter of 2007 compared to the same period in 2006. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP grew by 7.2%, following a 7.9% gain in the last quarter of 2006.

Growth of the services producing industries is estimated to have eased slightly to 6.1% in the first quarter. The healthy growth was led by financial services and wholesale and retail trade.

Outlook for 2007

The manager of CMT is optimistic to deliver the projected distribution of 11.48 cents as stated in the CMT OIS dated 29 August 2006, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for 01 January 2007 to 31 March 2007
Distribution type	: Income
Distribution rate	: 3.00 cents per unit
Par value of units	: NA
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 18%.
Remarks	: CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2007. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2007, CMT has retained S$4.6 million of taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 12.17 cents is 10.2% higher than the annualised DPU of 11.04 cents for the 1st quarter ended 31 March 2006.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes.

Name of distribution	: Distribution for 01 January 2006 to 31 March 2006
Distribution type	: Income
Distribution rate	: 2.72 cents per unit
Par value of units	: NA
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership or through a nominee) will receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	: CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. Due to significant asset enhancement works and higher interest expenses, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2006, CMT is distributing 90% of its taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 11.04 cents is 10.2% higher than the annualised DPU of 10.02 cents for the 1st quarter ended 31 March 2005.

11(c) Date payable : 29 May 2007

11(d) Book closure date : 30 April 2007

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaMall Trust (the "**Manager**") which may render the unaudited interim financial results of the Trust and its investees and the Trust (comprising the balance sheets, consolidated statement of total return, statement of changes in unitholders' funds and consolidated cash flow statement, together with their accompanying notes) as at 31 March 2007 and the results of the business, changes in unitholders' funds and cash flows of the Trust and its investees for the 3 months ended on that date, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Kee Teck Koon
Director

Pua Seck Guan
Chief Executive Officer

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Kannan Malini
Company Secretary
20 April 2007



News Release

20 April 2007

For Immediate Release

CMT Achieves Over 10%[1] Higher First Quarter[2] 2007 Distribution per Unit

Singapore, 20 April 2007 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income[3] of S$46.9 million to unitholders of CMT ("Unitholders") for First Quarter[2] 2007. The distributable income[3] of S$46.9 million is approximately 90% of S$51.5 million, which is CMT's taxable income available for distribution to Unitholders. CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2007.

Distributable income[3] for First Quarter 2007 is S$2.9 million or 6.8% higher than the forecast[4] distributable income of S$44.0 million. If it is based on 100% of CMT's taxable income available for distribution to Unitholders, the increase over the forecast[4] distributable income is higher by 16.9% or S$7.5 million.

Distribution Per Unit in CMT ("DPU") for First Quarter[2] 2007 is 3.00 cents (12.17 cents on an annualised basis), which is 6.8% higher than the forecast[4] DPU of 2.81 cents for First Quarter[2] 2007 (11.40 cents on an annualised basis). When compared against the First Quarter[5] in 2006, the DPU registered an increase of 10.2% from 11.04 cents (on an annualised basis) to 12.17 cents (on an annualised basis). The Books Closure Date is on 30 April 2007, and Unitholders can expect to receive their First Quarter[2] 2007 distribution of 3.00 cents per unit on 29 May 2007.

[1] Annualised Distribution per Unit for the period from 1 January 2007 to 31 March 2007 versus the annualised Distribution per Unit for the period from 1 January 2006 to 31 March 2006.

[2] For the period from 1 January 2007 to 31 March 2007.

[3] For the first quarter ended 31 March 2007, the distributable income to Unitholders is based on approximately 90% of CMT's taxable income available for distribution to Unitholders. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, CMT has retained S$4.6 million of its taxable income available for distribution to Unitholders. CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ended 31 December 2007.

[4] Based on the forecast and projection, together with the accompanying assumptions, in the CMT Offer Information Statement dated 29 August 2006.

[5] For the period from 1 January 2006 to 31 March 2006.

Mr Hsuan Owyang, Chairman of CMTML, said, "CMT has once again outperformed its forecast in First Quarter[2] 2007 to deliver enhanced returns to Unitholders. In First Quarter[2] 2007, CMT's unit price has appreciated 29% and provided Unitholders with an attractive total return of 33%. CMT's strategic long term investment of a 20% stake in CapitaRetail China Trust also registered a net unrealised gain of over S$150 million as at 19 April 2007, with CapitaRetail China Trust's unit price appreciating 165% since its listing in December 2006. CMT continues to enjoy a quality portfolio of assets that have substantial value creation opportunities, including its pipeline of assets with the proposed acquisition of Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall. Overall, we expect to deliver continuous long term growth to our Unitholders."

Summary of CMT Results

(1 January 2007 to 31 March 2007)

	Actual	Forecast[4]	Variance	
			Amount	%
Gross Revenue (S$'000)	97,442	92,323	5,119	5.5
Net Property Income (S$'000)	66,559	61,283	5,276	8.6
Taxable Income Available for Distribution (S$'000)	51,498	44,046	7,452	16.9
Distributable Income to Unitholders (S$'000)	46,898[3]	44,046	2,852	6.8
Distribution Per Unit (cents)				
For the period 1 Jan to 31 Mar 2007	3.00¢	2.81¢	0.19¢	6.8%
Annualised	**12.17¢**	**11.40¢**	**0.77¢**	**6.8%**
Distribution Yield				
- S$3.76 per unit (closing as at 30 Mar 2007)	**3.24%**	**3.03%**	**0.21%**	**6.8%**
- S$3.60 per unit (closing as at 19 Apr 2007)	**3.38%**	**3.17%**	**0.21%**	**6.8%**

CMT is committed to distribute 100% of its taxable income available for distribution for the full financial year ending 31 December 2007 and remains confident of delivering its 2007 forecast[4] DPU of 11.48 cents to Unitholders. This year, a significant amount of asset enhancement initiatives will be in progress at various malls across the CMT portfolio. These include the major redevelopment works at Sembawang Shopping Centre (SSC), which commenced in First Quarter[2] 2007 and is expected to be completed by First Quarter[6] 2008, on-going works at IMM Building (IMM), Tampines Mall, Plaza Singapura and Junction 8. As these works are carried out, vacancy voids may have a varying impact on operational costs in the coming quarters in 2007.

[6] For the period from 1 January 2008 to 31 December 2008.

As such, the First Quarter[2] 2007 distribution income is based on approximately 90% of CMT's taxable income available for distribution to Unitholders. The retained taxable income will provide a sustainable pool of funds which will help negate the impact of the fluctuating operational cash flows, thereby providing Unitholders with stable 2007 quarterly distributions.

CMT's gross revenue for First Quarter[2] 2007 was S$97.4 million. This is an increase of S$5.1 million or 5.5% over the forecast[4] gross revenue for First Quarter[2] 2007. Other than the higher rental rates achieved for new and renewal leases, the higher gross revenue for First Quarter[2] 2007 was predominantly due to higher revenue registered at IMM where leases previously assumed to be vacant, were renewed or leased. In addition, at IMM, the new and reconfigured units created as part of the asset enhancement works achieved better than forecasted rental. Separately, part of the increase in gross revenue at IMM was offset by lower than forecast[4] gross revenue at SSC as redevelopment works, forecasted to commence in Fourth Quarter[7] 2007, were brought forward to First Quarter[2] 2007.

CMT's net property income for First Quarter[2] 2007 also exceeded the forecast[4] net property income for First Quarter[2] 2007 by 8.6% or S$5.3 million. IMM, Plaza Singapura and Funan DigitaLife Mall (Funan) outperformed their respective forecast[4] net property income for First Quarter[2] 2007 by a remarkable 24.9%, 13.3% and 11.5% respectively. Rental renewal rates for the First Quarter[2] 2007 registered robust growth of 16.3% over preceding rental rates and 10.5% over forecast rental rates[8].

Update on IMM

Following the completion of the 2-storey retail extension block and the commencement of trading by tenants in December 2006, works have started on the internal reconfiguration of the main building from Level 1 to Level 3. As at 31 March 2007, strong leasing commitment of over 90% was achieved for the new and reconfigured units under the full enhancement works planned at IMM. As a result, S$11.8 million, or approximately 98%, out of the S$12.1 million projected increase in rental revenue per annum has been committed on a stabilised basis. The entire asset enhancement initiative is on track to be completed by First Quarter[6] 2008.

Update on Tampines Mall

At Tampines Mall, Phase 1 of the asset enhancement works, termed the 'Courts Cluster' on Level 1 and Level 2, has commenced. On Level 1, the escalator providing direct access into Courts on Level 2 has been removed. The space occupied by the escalator, together with some

---

[7] For the period from 1 October 2007 to 31 December 2007.

[8] Forecast rental rates for the period 1 January 2007 to 31 March 2007 is the basis for the forecast shown in the CMT Offer Information Statement dated 29 August 2006.

retail space and common corridor spaces amounting to over 1,000 square feet (sq ft), will be reconfigured to optimise the overall space efficiency. On Level 2, the space occupied by Courts will be taken over by new specialty shops. To enhance the vertical circulation to the 'Courts Cluster', an escalator, fronting Tampines Mall Mass Rapid Transit (MRT), will also be installed as part of the Phase 1 works.

The average rental is expected to increase by 87%, from the current S$10.53 per sq ft to S$19.74 per sq ft, under the Phase 1 'Courts Cluster' asset enhancement initiative. As a result, the gross incremental revenue per annum is expected to grow by 79% or approximately S$0.9 million. 100% of the new units have already been committed. Phase 1 is scheduled to be completed by Mid-May 2007.

Phase 2 of the asset enhancement initiatives, termed the 'Isetan Cluster' on Level 2, is expected to commence in Third Quarter[9] 2007 and completed by First Quarter[6] 2008. An escalator, fronting Century Square, will also be installed to direct traffic from the street level to the new specialty shops created under the 'Isetan Cluster' on Level 2.

Following the completion of Phase 1 and Phase 2 of the asset enhancement works at Tampines Mall, the annual incremental revenue and net property income are expected to be approximately S$1.42 million and S$1.14 million respectively. Based on an estimated capital expenditure of S$9.85 million, the ungeared return on investment is expected to be 11.6%.

Update on SSC

At SSC, redevelopment works have started in First Quarter[2] 2007. To date, 30% of the total Net Lettable Area (NLA) has been committed by Giant Hypermart. The entire redevelopment exercise is slated for completion in First Quarter[6] 2008. The project is expected to incur a capital expenditure of S$48.5 million, and is expected to increase net property income by S$4.4 million per annum and achieve a return on investment of 9.0%.

Update on Junction 8

At Junction 8, the Marketplace on Basement 1 will be renovated. The revamp will increase the Marketplace's NLA by approximately 31% and add two more kiosks to the existing 11. Annual gross rental increase from this exercise is expected to be close to 15%. All 13 new kiosks have been committed.

[9] For the period from 1 July 2007 to 30 September 2007.

Update on Plaza Singapura

Leasing of the revamped Marketplace on Basement 2 of Plaza Singapura has been progressing well, with more than 50% commitment achieved. The face-lift is expected to increase the number of food kiosks from 7 to 21 and provide seating areas and enhanced visibility to diners and tenants respectively.

About CapitaMall Trust (www.capitamall.com)

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing assets which are used, or predominantly used, for retail purposes in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,200 leases from local and international tenants. It currently has a portfolio of 10 quality shopping malls in both the suburban and central areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction and a 40% interest in Raffles City. With an asset size of S$4.8 billion as at 31 March 2007 and a market capitalisation of approximately S$5.6 billion as at 19 April 2007, CMT is currently Singapore's largest REIT by asset size and market capitalisation.

CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. It is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 98622435
Email : tong.ka-pin@capitaland.com.sg
Website : www.capitamall.com

CapitaMall Trust

CAPITAMALL TRUST

1st Quarter 2007
FINANCIAL RESULTS

20 April 2007

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CMT OIS to Unitholders dated 29 August 2006. This shall be read in conjunction with paragraph 9 of CMT's 2007 First Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.


CapitaMall
Trust


CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **30 April 2007 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 3.00 cents per unit in CMT ("**Unit**") for the period from 1 January 2007 to 31 March 2007 (the "**Distribution**").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on **29 May 2007**.

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross Distribution. The Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross Distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross Distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the Distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross Distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive a Distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the Distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their Distribution net of 18% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 3 May 2007.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by 17 May 2007 at 5.00 p.m. in order to receive a gross Distribution or a Distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The Distribution is considered as income for the year 2007. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross Distribution as taxable income in their income tax return for the year of assessment 2008.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
30 April 2007 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 17 May 2007 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
29 May 2007	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
20 April 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

Financial Highlights

Financial Results

1Q 2007 (1 Jan – 31 Mar 2007)

Distribution Per Unit of 3.00 Cents Exceeds Forecast[1] by 6.8%

	Actual	Forecast[1]	Variance	Change
Taxable income	S$51.5m	S$44.0 m	S$7.5 m	16.9 %
Distributable income	S$46.9 m[2]	S$44.0 m	S$2.9 m	6.8 %
Distribution per unit	3.00 ¢	2.81 ¢	0.19 ¢	6.8 %
Annualised distribution per unit	12.17¢	11.40 ¢	0.77 ¢	6.8 %
Annualised distribution yield (Based on unit price of S$3.60 on 19 April 2007)	3.38 %	3.17 %	0.21 %	6.8 %

1. The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006
2. CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2007. Due to significant asset enhancement works, income streams for this coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31st March 2007, CMT has retained S$4.6 million of its taxable income available for distribution to Unitholders.


CapitaMall
Trust

Financial Results
DPU Comparison 1Q2007 vs 1Q2006

1Q 2007[1] Distribution Per Unit Increased by 10.2% over 1Q 2006[2]

	1Q 2007[1]	1Q 2006[3]	Variance	Change%
Annualised distribution per unit	12.17¢	11.04¢	+1.13¢	+ 10.2
Annualised distribution yield (Based on unit price of S$3.60 on 19 April 2007)	3.38%	3.07%	+ 0.31%	+ 10.2

1. For the period 1 Jan 2007 to 31 Mar 2007.
2. For the period 1 Jan 2006 to 31 Mar 2006.


CapitaMall
Trust

Breakdown of DPU Growth Since IPO (Jul 2002)

Acquisitions, Asset Enhancements & Active Leasing form Core Components of Growth

12.17 ¢[2]

6.78 ¢[1]



CRS Investment
2%
Asset
Enhancement/
Reconfiguration
27%
Upfront Payment
of IMM Land
Premium
7%
Active Leasing
18%
Acquisitions
46%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Annualised distribution for the period 1 Jan 2007 to 31 March 2007.



CapitaMall
Trust

Potential for Growth in Singapore

Ownership of Private Retail Stock in Singapore (by NLA)



Pramerica
5.9%
CapitaMall Trust
11.50%
CapitaLand
4.2%
CRS
2.0%
Others
7.2%
Strata owned
7.3%
Other REITS
9.9%
Developers
32.2%
Fragmented
ownership 18.9%

Source : UBS Research



CapitaMall
Trust

Acquisition of Remaining Stake in CapitaRetail Singapore Grows Asset Size to S$5.4 billion[1]

On track to achieve S$7.0 billion asset size by 2009 in Singapore



S$billion
8.0
6.0
4.0
2.0
0.0
4.8
5.4 1
6.0
7.0
Current 2
With CapitaRetail Spore 3
2008 Target
2009 Target

1. The increase in gross assets is adjusted for the 27.2% interest in the Class E Bonds which CMT currently holds.
2. As at 31 March 2007
3. Following the expected completion of the acquisition of the remaining stake in CapitaRetail Singapore Limited on 1 June 2007.



CapitaMall
Trust

Distribution Details

Distribution Period	1 January to 31 March 2007
Distribution Rate	3.00 cents per unit

Distribution Timetable

Notice of Book Closure Date	20 April 2007
Last Day of Trading on "cum" Basis	25 April 2007, 5.00 pm
Ex-Date	26 April 2007, 9.00 am
Book Closure Date	30 April 2007, 5.00 pm
Distribution Payment Date	29 May 2007


CapitaMall
Trust

CMT Performance since IPO (Jul 2002) to 31 Mar 2007

 292% Unit Price Appreciation

 339% Total Return

 79% Growth in Annualised DPU
(1Q 2007[1] actual vs IPO 2002 forecast)

 417% Growth in Total Asset Size

 729% Growth In Market Cap

 Outperformed STI & Property Stocks


% change in unit price/index value
IPO to 31 Mar 07
CMT + 291.7%
STI + 103.9%
SESPROP + 253.8%
CMT
SESPROP
STI
345 325 305 285 265 245 225 205 185 165 145 125 105 85 65 45 25 5 -15 -35
IPO'16-Jul Aug-02 Oct-02 Nov-02 Jan-03 Feb-03 Apr-03 May-03 Jul-03 Aug-03 Sep-03 Nov-03 Dec-03 Feb-04 Mar-04 Apr-04 Jun-04 Jul-04 Sep-04 Oct-04 Dec-04 Jan-05 Mar-05 Apr-05 May-05 Jul-05 Aug-05 Oct-05 Nov-05 Jan-06 Feb-06 Mar-06 May-06 Jun-06 Aug-06 Sep-06 Jun-06 Jul-06 Aug-06 Oct-06 Nov-06 Jan-07 Feb-07

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

1. For the period 1 January 2007 to 31 March 2007


CapitaMall
Trust

CMT Performance
1 January 2007 to 31 March 2007

- ☑ 29% Unit Price Appreciation
- ☑ 29% Growth In Market Cap
- ☑ 33% Total Return
- ☑ Outperformed STI & Property Stocks



% change in unit price/index value
1 Jan 07 to 31 Mar 07
CMT + 29.2%
STI + 8.2%
SESPROP + 25.9%
65
55
45
35
25
15
5
-5
-15
29-Dec-06
05-Jan-07
12-Jan-07
19-Jan-07
26-Jan-07
02-Feb-07
09-Feb-07
16-Feb-07
23-Feb-07
02-Mar-07
09-Mar-07
16-Mar-07
23-Mar-07
30-Mar-07
CMT
SESPROP
STI

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

CapitaMall Trust

CapitaMall Trust

Financial Results

Distribution Statement
1Q 2007 (1 Jan – 31 Mar 2007)

	Actual[1] S$'000	Forecast[2] S$'000	Variance (%)
Gross Revenue	97,442	92,323	5.5
Less property operating expenses	(30,883)	(31,040)	(0.5)
Net property income	**66,559**	**61,283**	**8.6**
Interest Income	284	-	N.M
Administrative expenses	(6,014)	(6,182)	(2.7)
Interest expenses	(16,175)	(16,093)	0.5
Net income before tax	**44,654**	**39,008**	**14.5**
Non-tax deductible (chargeable) items	5,605	3,822	46.7
Interest Income from associate	1,239	1,216	1.9
Taxable income available for distribution	**51,498**	**44,046**	**16.9**
Distributable Income[3]	**46,898[3]**	**44,046**	**6.8**
Distribution per unit (in cents) for period	**3.00 ¢[3]**	**2.81 ¢**	**6.8**
Annualised distribution per unit (in cents)	**12.17 ¢[3]**	**11.40 ¢**	**6.8**

1. Trust and its investees' results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.
2. The forecast is based on the forecast shown in the CMT OIS dated 29 August 2006.
3. CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2007. Due to significant asset enhancement works, income streams for this coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31st March 2007, CMT has retained S$4.6 million of its taxable income available for distribution to Unitholders.


CapitaMall
Trust

Property Gross Revenue
1Q 2007 (1 Jan – 31 Mar 2007)

Portfolio Gross Revenue Exceeded Forecast[1] by 5.5%



CMT Portfolio
97.4
92.3
5.5%
Tampines Mall
13.7
12.8
Junction 8
11.0
10.5
Funan DigitaLife Mall
6.3
5.8
IMM Building
15.6
13.6
Plaza Singapura
16.9
15.7
Bugis Junction
14.0
13.8
Other Assets²
4.0
4.9
40% interest in Raffles City
15.9
15.2
1Q Actual
1Q Forecast¹
0 10 20 30 40 50 60 70 80 90 100 110 120
S$ million

1. As per forecast shown in CMT OIS dated 29 August 2006
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Gross Revenue for Other Assets is lower than forecast mainly because Sembawang Shopping Centre asset enhancement works commenced beginning of March 2007 instead of October 2007.

CapitaMall Trust

Property Operating Expense
1Q 2007 (1 Jan – 31 Mar 2007)

Portfolio Operating Expenses Below Forecast[1] by 0.6%



CMT Portfolio
30.8
31.0
0.6%
Tampines Mall
3.9
3.8
Junction 8
3.4
3.4
Funan DigitaLife Mall
2.5
2.4
IMM Building
6.2
6.0
Plaza Singapura
4.4
4.7
Bugis Junction
4.6
4.5
Other Assets²
1.5
2.0
40% interest in Raffles City
4.3
4.2
1Q Actual
1Q Forecast¹
0
5
10
15
20
25
30
35
S$ million

1. As per forecast shown in CMT OIS dated 29 August 2006.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Operating Expense for Other Assets is lower than forecast mainly because Sembawang Shopping Centre asset enhancement works commenced beginning of March 2007 instead of October 2007.

Net Property Income
1Q 2007 (1 Jan – 31 Mar 2007)

Portfolio Net Property Income Exceeded Forecast[1] by 8.6%



CMT Portfolio
66.6
61.3
8.6%
Tampines Mall
9.8
9.0
Junction 8
7.6
7.1
Funan DigitaLife Mall
3.8
3.4
IMM Building
9.4
7.6
Plaza Singapura
12.5
11.0
Bugis Junction
9.4
9.3
Other Assets²
2.5
2.9
40% interest in Raffles City
11.6
11.0
1Q Actual
1Q Forecast¹
0
10
20
30
40
50
60
70
80
S$ million

1. As per forecast shown in CMT OIS dated 29 August 2006.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Net Property Income for Other Assets is lower than forecast mainly because Sembawang Shopping Centre asset enhancement works commenced beginning of March 2007 instead of October 200[illegible].

CapitaMall Trust

Gross Revenue
1Q2007 vs 1Q2006



Gross Revenue Registered Strong Growth of 6.3%
CMT Portfolio
81.5
76.7
6.3%
Tampines Mall
13.7
13.3
Junction 8
11.0
10.3
Funan DigitaLife Mall
6.3
6.0
IMM Building
15.6
13.4
Plaza Singapura
16.9
16.1
Bugis Junction
14.0
13.1
Others2
4.0
4.5
YTD Mar 07
YTD Mar 06
0
20
40
60
80
100
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre , lower gross revenue due to major asset enhancement works in Sembawang Shopping Centre, commencing March 2007.

CapitaMall Trust

Property Operating Expenses 1Q2007 vs 1Q2006

Growth in NLA increases property operating expenses by 5.0%

CMT Portfolio[1]
26.5
25.3
5.0%
Tampines Mall
3.9
3.7
Junction 8
3.4
3.2
Funan DigitaLife Mall
2.5
2.2
IMM Building
6.2
5.6
Plaza Singapura
4.4
4.4
Bugis Junction
4.6
4.3
Others[2]
1.5
1.9
YTD Mar 07
YTD Mar 06
0
5
10
15
20
25
30
35
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.



CapitaMall
Trust

Net Property Income 1Q2007 vs 1Q2006

Robust Net Property Income Growth of 6.9%



CMT Portfolio [1]
Tampines Mall
Junction 8
Funan DigitaLife Mall
IMM Building
Plaza Singapura
Bugis Junction
Others[2]
55.0
51.4
9.8 [3]
9.6
7.6
7.1
3.8 [3]
3.8
9.4
7.8
12.5
11.7
9.4
8.8
2.5
2.6
6.9%
YTD Mar 07
YTD Mar 06
0
10
20
30
40
50
60
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre , lower net property income due to major asset enhancement works in Sembawang Shopping Centre, commencing March 2007.
3. On-going asset enhancement works at the respective malls.

CapitaMall Trust

Debt Information as at 31 March 2007 - Includes 40% Share in RCS Trust

Debt Maturity Profile



S$ million
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
Commercial Mortgage Back Security ("CMBS") under Silver Maple
Bank loan facilities
CMBS under Silver Oak to part finance the 40% share of the Raffles City acquisition
123.3
335.0
19.6%
125.0
7.3%
346.4
783.0
45.7%
433.0
25.3%
350.0
20.4%
CMBS drawn down 2 on 26 February 2007
Short Term Facilities
2009
2010
2011
2012

1. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch,Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.
2. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition. Of the total CMBS of S$866.0 million, S$136.0 million (our 40.0% share thereof is S$54.4 million) is "AA" rated, the balance is "AAA" rated.



Key Statistics of CMT
(Excludes 40% share in RCS Trust)

Gearing Ratio	35.9%
Interest Cover	5.3 times
Average Cost of Debt	3.3%
Debt Rating	" AAA "
CMT's Corporate Rating[1]	" A2 "

CMT Group
(Includes 40% share in RCS Trust)

Average Cost of Debt	3.4%



CapitaMall
Trust

Balance Sheet

As at 31 Mar 2007[1]	S$'000
Non Current Assets	4,752,835
Current Assets	67,687
Total Assets	4,820,522
Current Liabilities	216,711
Non-Current Liabilities	1,631,680
Less Total Liabilities	1,848,391
Net Assets	2,972,131
Unitholders' Funds	2,972,131
Units In Issue ('000 units)	1,563,162[2]

Net Asset Value per unit (as at 31 Mar 2007)	S$1.91
Adjusted Net Asset Value per unit (excluding distributable income)	S$1.87

1. Balance sheet at Trust and its investees' level is after including the proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.
2. Including 585,981 new units which will be issued in May 2007 as payment of asset management fees for 1Q 2007.


CapitaMall
Trust

CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Strong Rental Rates Achieved vs Forecast & Preceding Rentals

From 1 January to 31 March 2007 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases[1]	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
		Area (sq ft)	% Total NLA	% Forecast Rental Rates	% Preceding Rental Rates
Tampines Mall	4	1,595	0.2	6.4	10.5
Junction 8	8	3,413	1.4	3.7	9.0
Funan DigitaLife Mall	10	7,559	2.6	12.1	13.1
IMM Building[2]	5	1,233	0.3	1.1	5.3
Plaza Singapura	7	3,250	0.7	4.5	4.5
Bugis Junction	20	23,836	5.7	16.2	22.2
Other assets[3]	1	560	0.3	4.0	10.2
CMT Portfolio	55	41,446	1.8	10.5	16.3

1. Includes only retail leases.
2. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account. 33 units originally budgeted to be affected by *asset enhancement works at Level 1 ,2 and 3 were excluded from the analysis.*
3. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which will undergo major asset enhancement works commencing March 2007.


CapitaMall
Trust



Gross Turnover Rent & Step-Up Leases



% of Total Portfolio of Tenants[1]
100%
80%
60%
40%
20%
0%
64.4%[3]
55.6%[2]
81.6%[3]
72.0%[2]
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Mar 07
As at Mar 06
No. of Tenants[1] in the Portfolio
1200
1000
800
600
400
200
0
908[3]
712[2]
1149[3]
922[2]
Tenants with Step-Up Rental
Tenants Paying GTO Rent

1. Includes retail leases only.
2. Excludes Raffles City which was acquired in September 2006 and includes Sembawang Shopping Centre.
3. Includes Raffles City retail leases and excludes Sembawang Shopping Centre which would undergo major asset enhancement works commencing March 2007.

CapitaMall Trust

Portfolio Lease Expiry Profile by Year

As at 31 Mar 2007[1]	No. of Leases	Gross Rental Income	
		S$'000	% of Total[2]
2007	454	6,240	26.0
2008	392	5,285	22.0
2009	547	8,903	37.1
2010	121	2,558	10.7

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 31 Mar 2007[1]
By Gross Rent	2.15
By Net Lettable Area	2.25

1. Excluding 40% Raffles City Retail and Office and Sembawang Shopping Centre which will undergo major asset enhancement works in March 2007.
2. As percentage of total gross rental income for the month of Mar 2007

CapitaMall Trust

Portfolio Lease Expiry Profile for 2007 By Property

As at 31 March 2007	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total[1]	S$'000	% of total[2]
Tampines Mall	38	123,004	38.0%	1,226	30.5%
Junction 8	73	81,232	33.1%	1,249	40.1%
Funan DigitaLife Mall	30	37,298	12.7%	293	15.0%
IMM Building	206	333,071	37.5%	1,673	35.5%
Plaza Singapura	44	46,176	9.3%	679	13.3%
Bugis Junction	52	82,270	19.8%	958	22.7%
Others[3]	11	22,361	12.4%	162	9.2%

1. As percentage of total net lettable area as at 31 Mar 2007
2. As percentage of total gross rental income for the month of Mar 2007.
3. Comprising Hougang Plaza Units, and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which will undergo major asset enhancement works in March 2007.

CapitaMall Trust

High Committed Occupancy Rates at All Malls

Achieved Close to 100% Occupancy Rate as at 31 March 2007

	As at 31 Dec 05	As at 31 Mar 06	As at 30 Jun 06	As at 30 Sept 06	As at 31 Dec 06	As at 31 Mar 07
Tampines Mall	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	99.4%	98.3%	98.0%	99.9%	99.6%	97.4%[4]
IMM Building[1]	99.0%	97.1%	95.0%[2]	99.6%	99.0%	98.4%[4]
Plaza Singapura	100.0%	100.0%	100.0%	100.0%	100.0%	99.9%
Bugis Junction	100.0%	99.9%	100.0%	100.0%	100.0%	100.0%
Others[3]	99.8%	100.0%	100.0%	100.0%	100.0%	98.2%
CMT Portfolio	99.7%	99.3%	98.9%	99.6%	99.6%	99.3%

1. Information is based on retail space only.
2. Lower occupancy rate due to reconfiguration of units on Level 2 and Level 3.
3. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which is closed for major Asset Enhancement works commencing March 2007.
4. Lower occupancy due to asset enhancement works at the respective malls.


CapitaMall
Trust

CapitaMall Trust

Yield Accretive Acquisition of Remaining Stake in CapitaRetail Singapore (CRS)

Further Strengthens CMT's Pipeline of Assets

- Yield accretive acquisition of remaining 72.8% Class E bonds and attached preference shares in CRS at a total asset price of S$710 million
- Current average property yield of 4.9% for the three assets
- Initially fully debt funded, whilst various longer term financing options are also being explored
- Quality portfolio of assets encompasses significant opportunities for value creation and tenancy remixing
- Transaction is expected to be completed on 1 June 2007


Lot One Shoppers' Mall (Lot 1)
Bukit Panjang Plaza[1]
Rivervale Mall

1. 90 out of 91 strata lots


CapitaMall
Trust

Potential Asset Enhancement Plans at Lot 1

- Strong value creation opportunities through the **decantation of the space currently occupied by Chua Chu Kang branch of the National Library Board** (NLB), measuring approx. 15,500 sq ft in Gross Floor Area (GFA), to **create a 3-storey retail extension block**
- NLB will remain in its current premise, but will occupy the area classified for use by Civic and Community Institution (C&CI), which is deemed non-GFA
- 3-storey retail extension block is expected to **add approx 10,600 sq ft of net lettable space** to the mall
- Proposed asset enhancement initiative is expected to incur a **capital expenditure of S$26.4 million** and produce an **ungeared return of investment of approximately 10%**
- Proposed work is scheduled to commence in second quarter 2007 and is expected to be completed by second quarter 2008


CapitaMall
Trust


CapitaMall
Trust

Asset Enhancements Update

CapitaMall Trust

IMM Building

IMM Building
Asset Enhancement Initiatives

Major works include:

- Construction of a two storey extension annex over the open-air car park space, plus an rooftop landscaped plaza
- Reconfiguration Level 1 to Level 3 of the existing building


Before
After
IMM

New shops already trading at the 2-storey retail extension block


CapitaMall
Trust

IMM Building
AEI Works Progressing on Schedule

Completed on Schedule

Activity	Target Commencement Date
Start of AEI Works	1st Quarter 2006
Activity	**Target Completion Date**
Relocation of Open-air Carpark to Level 5	1st Quarter 2006
Circular Carpark Ramp & Carpark Guidance System	3rd Quarter 2006
Level 1 of Extension Block	3rd Quarter 2006
Level 2 of Extension Block	4th Quarter 2006
Level 3 of Extension Block (Rooftop Landscaped Plaza)	3rd Quarter 2007[1]
Internal Reconfiguration of Level 1 to 3 of Existing IMM Building	1st Quarter 2008[1]

1. Based on Manager's estimates


CapitaMall
Trust

IMM Building

Strong Leasing Commitment of over 90%

Forecast to achieve approximately 31% Higher Average Rental

	Average Rent S$ per sq ft per mth			Leasing Commitment[2]
	Before AEI	After AEI[1]	Variance	
Level 1	S$ 10.16	S$ 12.25	+ 20.6% (+ S$9.7 mn p.a)	100%[1]
Level 2	S$ 6.60	S$ 8.98	+ 36.1% (+ S$3.3 mn p.a)	91.2%[1]
Level 3	S$ 6.68	S$ 7.28	+9.0% (- S$0.1 mil p.a)	82.3%[1]
Level 5	S$5.15	N.A[2]	-100% (- S$0.6 mil p.a)	N.A[2]
Total / Average	S$ 7.99	S$ 10.46	+ 30.9% (+ S$12.1 mn p.a)	90.4%[1]

S$11.8 million (97.5%) out of the S$12.1 million projected increase in rental revenue per annum has been committed on a stabilised basis

1. For units which have been committed but not commenced the committed rent is used while for units that have not been committed the forecast rate is used.
2. 15,000 sq ft of retail space will be decanted at the end of the Asset Enhancement Initiative.


CapitaMall
Trust

IMM Building
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$92.5 million	**1st Quarter 2006**	**1st Quarter 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$12.1 million
Net Property Income	**S$9.3 million**
Capital Expenditure (includes Differential Premium)	S$92.5 million
Return on Investment	10.1%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$169.0 million
Increased in Value (net of investment cost)	**S$76.6 million**

1. Forecast value creation is based on Manager's estimates


CapitaMall
Trust

CapitaMall Trust

Tampines Mall

Tampines Mall
Phase 1 (Courts Cluster) AEI In Progress

Level 1 - Reconfiguration and addition of prime retail space


Before
Phase 1
(Courts Cluster)
After
Planned Escalators

CapitaMall Trust

Tampines Mall
Phase 1 (Courts Cluster) AEI In Progress

Level 2 - Reconfiguration and subdivision to enhance the retail offerings


Before
Phase 1
(Courts Cluster)
After
Planned Escalators

Tampines Mall

Escalators Drive Vertical Shopper Traffic

Phase 1 (Courts Cluster)
Fronting Tampines MRT Station



Phase 2 (Isetan Cluster)
Fronting Century Square



Escalators will be installed to provide direct connectivity to Level 2


CapitaMall
Trust

Tampines Mall
Phase 1 (Courts Cluster) - 100% Committed

	Current	After AEI[1]
Total Net Lettable Area of affected units	9,312 sq ft	8,905 sq ft
Average Rent per sq ft	S$10.53	S$19.74 (↑ 88%)
Total Gross Rent p.a.	S$1.2 million	S$2.1 million (↑ 75%)
Increase in Total Gross Revenue p.a.		S$0.9 million (75%)
Expected Completion Date		Mid-May 2007

1. Based on Manager's estimates


CapitaMall
Trust

Tampines Mall
Increase in Gross Rental Post-Full AEI

	Current	After AEI[1]
Total Net Lettable Area of affected units	**46,860 sq ft**	**47,284 sq ft**
Level 1	2,057 sq ft	3,070 sq ft
Level 2	44,562 sq ft	42,468 sq ft
Level 3	241 sq ft	1,746 sq ft
Average Rent per sq ft	**S$8.43**	**S$10.85 (↑ 29%)**
Total Gross Rent p.a	**S$4.7 million**	**S$6.2 million (↑ 32%)**

1. Based on Manager's estimates


CapitaMall
Trust

Tampines Mall
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$9.85million	**1st Quarter 2007**	**1st Quarter 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss)	S$1.42 million
Net Property Income	**S$1.14 million**
Capital Expenditure	S$9.85 million
Return on Investment	11.6%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$20.70 million
Increased in Value (net of investment cost)	**S$10.85 million**

1. Forecast value creation is based on Manager's estimates


CapitaMall
Trust

CapitaMall Trust

Sembawang Shopping Centre

Sembawang Shopping Centre
Commencement of Redevelopment Work


SS

New Facade   Rooftop Landscaped Plaza

- Decant 42,610 sq ft of residential gross floor area to Basement 1, Levels 1 and 2
- Shift less prime space 35,974 sq ft of gross floor area from Level 3 and 4 to Basement 1, Levels 1 and 2.
- Relocate car park spaces on prime Basement 1, Levels 1 & 2 to upper floors to optimise rentals
- Creation of a rooftop landscaped plaza featuring a large playground and an alfresco dining area

Sembawang Shopping Centre
Indicative AEI Timeline

Commenced on Schedule

Activity	Commencement Date
Start of asset enhancement works	1st Quarter 2007
Activity	**Target Completion Date[1]**
Demolition of car park and residential block	2nd Quarter 2007
Extension of basement and strengthening of foundation	3rd Quarter 2007
Construction of Basement 1, Level 1 and car park	4th Quarter 2007
Construction of Level 2 and 3	1st Quarter 2008
Construction of open landscape plaza and playground on Level 3	1st Quarter 2008

1. Based on Manager's estimates


CapitaMall
Trust

Sembawang Shopping Centre
Increase in Gross Rental Post-AEI

	Current	After AEI[1]
Total Net Lettable Area (Retail)	**97,123 sq ft**	**129,426 sq ft**
Basement 1	23,076 sq ft	54,730 sq ft
Level 1	23,378 sq ft	34,896 sq ft
Level 2	10,708 sq ft	30,696 sq ft
Level 3	17,584 sq ft	9,104 sq ft
Level 4	22,377 sq ft	N/A
Net Lettable Area (Residential)	**28,201 sq ft**	**N/A**
Level 5 to 9[2]	28,201 sq ft	N/A
Average Rent per sq ft	**S$4.98**	**S$6.92 (↑ 39%)**
Total Gross Rent p.a	**S$5.8 mn**	**S$10.7 mn (↑ 85%)**

30% of Total NLA committed by Giant Hypermart

1. Based on Manager's estimates
2. Decantation of Level 5 to 9.


CapitaMall
Trust

Sembawang Shopping Centre
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$48.5 million	1st Quarter 2007	1st Quarter 2008

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$5.5 million
Net Property Income	**S$4.4 million**
Capital Expenditure (includes Differential Premium)	S$48.5 million
Return on Investment	9.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$80.0 million
Increased in Value (net of investment cost)	**S$31.5 million**

1. Forecast value creation is based on Manager's estimates


CapitaMall
Trust

CapitaMall Trust

Junction 8

Junction 8

Revamped Market Place - 100% Committed

Before AEI Works



After AEI Works



	Before AEI	After AEI	Variance
Net Lettable Area	1,623	2,121*	498
No. of Kiosks	11	13	2
Total Gross Rent	S$830,004	S$954,190	15%

Revamped market place provides seating area for diners and enhanced visibility for tenants

* Based on Manager's estimate


CapitaMall
Trust

Junction 8

Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$680,000	**16 October 2006 (over 2 phases)**	**6 May 2007**

	AEI Budget[1]
Gross Revenue	S$124,190
Net Property Income	**S$99,350**
Capital Expenditure	S$680,000
Return on Investment	14.6%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$1.8 million
Increased in Value (net of investment cost)	**S$1.12 million**

1. Forecast value creation is based on Manager's estimates


CapitaMall
Trust

CapitaMall Trust

Plaza Singapura

Plaza Singapura
Basement 2 Marketplace



Before AEI Works
After AEI Works
AEI
Carrefour
StarHub
BASEMENT 2 PLAN

	Before AEI	After AEI*
NLA	14,026	14,114
No. of Kiosks	7	21
No. of Kiosks Committed		12

More than 50% commitment achieved.
Expected to be completed by August 2007.



oriental expres



CapitaMall
Trust

* Based on Manager's estimates

CapitaMall Trust

CapitaRetail China Trust

CRCT Performance
Since IPO (Dec 2006) to 31 March 2007

- ☑ Strategic long term Investment
- ☑ 218% Unit Price Appreciation since subscription[3]
- ☑ 95.1 million units held by CMT
- ☑ SGD 201.9 million net gain since subscription[4]



% change in unit price/index value
IPO1 to 31 Mar 07
CRCT + 176.1%2
STI + 11.4%
SESPROP + 29.3%
CRCT
SESPROP
STI
185
165
145
125
105
85
65
45
25
5
-15
-35
07-Dec-06
11-Dec-06
15-Dec-06
19-Dec-06
23-Dec-06
27-Dec-06
31-Dec-06
04-Jan-07
08-Jan-07
12-Jan-07
16-Jan-07
20-Jan-07
24-Jan-07
28-Jan-07
01-Feb-07
05-Feb-07
09-Feb-07
13-Feb-07
17-Feb-07
21-Feb-07
25-Feb-07
01-Mar-07
05-Mar-07
09-Mar-07
13-Mar-07
17-Mar-07
21-Mar-07
25-Mar-07
29-Mar-07

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

1. CRCT IPO on 8 Dec 2006
2. Based on the IPO price of S$1.13.
3. Based on the subscription price of S$0.981 per unit in CapitaRetail China Trust ("CRCT") (as described in the CRCT prospectus dated 29 November 2006) and the closing price of S$3.12 per CRCT unit on 30 March 2007.
4. CMT's net paper gain from its investment in CRCT is approximately S$201.9 mil or S$165.6 mil if we assume tax thereof of 18%. The above paper gain is arrived at, using CMT's approximate interest cost to date of S$1.5m.

CapitaMall Trust

Paper Gain from Investment in CRCT As at 31 March 2007

Number of units	95.1million (or 20% share of CRCT)
Subscription price	S$0.981 per CRCT unit
Closing price of CRCT (*as at 19 April 2007*)	S$2.99 per CRCT unit
Net paper gain on CMT's 20% share, after interest cost	S$189.4 million
Net paper gain on CMT's 20% share, after interest cost and tax	S$155.3 million




CapitaRetail


CapitaMall
Trust

CRCT's Strong & Proprietary Pipeline

Access to Full Spectrum of Retail Opportunities in China

CapitaRetail China Development Fund	*CapitaRetail China Incubator Fund*	*CapitaLand Retail Limited*	*CapitaRetail China Trust*
Development Assets	Warehoused Assets	Completed Assets	Quality Income Assets

CapitaRetail China Development Fund (US$600mil)	CapitaRetail China Incubator Fund (US$425mil)	CapitaLand Retail Limited
■ Develops greenfield retail malls ■ Pipeline of 25 malls across China amounting to US$1.0 bn (S$1.6 bn) & measuring over 1.1 million sqm in GRA ■ Signed MOU to acquire over 35 malls with a total asset size of approx. US$1.3 bn (S$2.1 bn) & measures over 1.5 mn sqm in GRA ■ A further 70% of future Wal-Mart developments by SZITIC up to 2010 ■ Other potential pipeline from Beijing Hualian Group & Third Party Entities	■ Incubates completed malls ■ Xizhimen Mall in Beijing acquired at approx. US$162.5 mn (S$260.0 mn) ■ Potential pipeline from Beijing Hualian Group and Third Parties	■ Completed retail properties in PRC[1] [1] *Includes China, Hong Kong SAR and Macau SAR*

Rights of First Refusal



CapitaRetail
China Trust



CapitaMall
Trust

In China...

Geographically Diversified in Multi-Tiered Cities

Currently, 33 retail malls across China
New Memorandums of Understandings[1] signed to acquire over 35 retail malls in major provinces/cities which include Beijing, Guangdong, Sichuan, Shandong & Inner Mongolia

Potentially own/manage over 70 retail malls across China



Jinyu Mall
Anzhen Mall
Jiulong Mall
Wangjing Mall
Xinuan Plaza Retail Mall
Anyang
Xinxiang
Zhengzhou Mall
Zibo
Weifang
Yangzhou
Kunshan
Qibao Mall
Xinwu Mall
Mianyang
Chengdu
Deyang
Yibin
Chongqing
Changsha
Yiyang
Nanchang
Quanzhou
Zhangzhou
Foshan
Huiyang
Nanhai
Zhaoqing
Zhanjiang
Maoming
Dongguan
Shenzhen
Shunde
Shaanxi
Henan
Hainan
Guangdong

- ★ CapitaRetail China Trust (CRCT)
- ● CapitaRetail China Development Fund (CRCDF)
- ● CapitaRetail China Incubator Fund (CRCIF)
- ⊙ CapitaLand (CL)

[1] CapitaLand press release dated 15 January 2007

CapitaMall Trust

Contact Information


CapitaMall
Trust

For enquiries, please contact:
TONG Ka-Pin (Ms)
Investor Relations & Corporate Communications
Tel : (65)-6536 1188
Fax : (65)-6536 3884
Email: tong.ka-pin@capitaland.com.sg
http://www.capitamall.com

END


CapitaMall
Trust